UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Aurion Gold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) Placer Dome Inc. lodged a Bidder's Statement and Offer for the ordinary shares of Aurion Gold Limited with the Australian Securities & Investments Commission on May 27, 2002.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), Placer Dome Inc. is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X. Placer Dome Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

May 28, 2002

Bidder's Statement

Takeover Offer by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) (a wholly owned subsidiary of Placer Dome Inc.) for ordinary shares in AurionGold Limited (ABN 60 008 560 978)

This Bidder's Statement is dated 27 May 2002.

Contents Bidder's Statement

General terms

This Bidder's Statement was lodged with ASIC on 27 May 2002. Neither ASIC nor ASX takes any responsibility for the content of this Bidder's Statement.

The distribution of this Bidder's Statement and the making of the Offer may be restricted by the laws of foreign jurisdictions. The Offer is not being made, directly or indirectly, in or into and will not be capable of acceptance from within any jurisdiction, if to do so would not be in compliance with the laws of that jurisdiction. The entitlements of AurionGold Shareholders, who are citizens, residents or are located in jurisdictions outside Australia and its external territories, the United States and Canada, are set out in clause 2.2 of Appendix I of this Bidder's Statement.

Anyone who receives this Offer should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any of these foreign jurisdictions. AurionGold Shareholders who are legally permitted to and who do accept this Offer but are not permitted to receive Placer Dome Shares will receive the net cash proceeds of a nominee sale on Placer Dome's behalf of the Placer Dome Shares to which such holders would otherwise have been entitled. In addition, Placer Dome may, in its sole discretion, take such action as it deems necessary to make one or more Offers in any of these jurisdictions, and extend the Offer to any or all AurionGold Shareholders in any of these jurisdictions.

Placer Dome will not assume any responsibility or liability for the violation by a person of any foreign laws where that person, at the time the Offer is made, has a registered address outside Australia or an external territory of Australia.

Notice to U.S. Holders of AurionGold Shares

The AurionGold Shares have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless the AurionGold Shares are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available. Section 5.11 of this Bidder's Statement describes the exemptions pursuant to which this Offer is being made.

The Offer described in this Bidder's Statement is made for the securities of an Australian company. The Offer is subject to disclosure requirements in Australia that are different from those of the United States. Certain financial statements included in the document have been prepared in accordance with Australian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Placer Dome is located in Canada, and some or all of its officers and directors are residents of countries other than the United States. You may not be able to sue Placer Dome or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel Placer Dome and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Placer Dome may purchase securities otherwise than under the Offer, such as in the open market or privately negotiated transactions.

In the states of Arizona, Delaware, Indiana, Maryland, Nevada, New Hampshire, New Jersey, New Mexico, North Dakota and Oklahoma, the Bidder's Statement and Offer are being delivered to

AurionGold Shareholders by Morgan Stanley & Co. Morgan Stanley & Co does not recommend or endorse any course of action by AurionGold Shareholders with respect to the Offer.

Notice to Canadian Holders of AurionGold Shares

Placer Dome intends to apply to the securities regulatory authorities in Canada for orders exempting this Offer from certain of the disclosure and other take-over bid requirements of the applicable securities laws in Canada.

Until such exemptive orders have been received, no acceptance of AurionGold Shares from persons who are in Canada or have registered addresses in Canada as shown in AurionGold's register of members will be made or solicited by or on behalf of Placer Dome.

Disclosure regarding forward-looking statements

This Bidder's Statement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.

All forward-looking statements in this Bidder's Statement are not based on historical facts, but rather reflect the current expectations of Placer Dome concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipated", "intending", "foreseeing", "likely", "should", "planned", "may", "estimated", "potential", or other similar words and phrases. Similarly, statements that describe Placer Dome's objectives, plans, goals or expectations are or may be forward-looking statements.

Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political, technological and operational difficulties encountered in connection with Placer Dome's mining activities, labour relations matters and costs.

The statements contained in this Bidder's Statement about the impact that the combination of Placer Dome and AurionGold may have on the merged group's results of operations and the benefits expected to result from the combination, are forward-looking statements. The operations and financial performance of Placer Dome and AurionGold are subject to numerous risks, including the risk that less than all of the AurionGold Shares are acquired. As a result, the merged group's actual results of operations and earnings, as well as the actual benefits of the combination, may differ significantly from those that are expected in respect of timing, amount or nature and may never be achieved.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Placer Dome's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements, expressed, projected or implied by these forward-looking statements. You should review carefully all of the information, including the financial statements and the notes to the financial statements, included in this Bidder's Statement.

The risk factors described in section 4.4 of the Bidder's Statement could affect future results, causing these results to differ materially from those expressed, implied or projected in any forward-looking statements. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on future results. The forward-looking statements included in this Bidder's Statement are made only as of the date of this Bidder's Statement. We cannot assure you that projected or implied results or events will be achieved. Except as required by law, we do not intend to update any forward-looking statements.

All subsequent written and oral forward-looking statements attributable to Placer Dome or the Bidder or any person acting on their behalf are qualified by this cautionary statement.

Other Matters

The implied value of Placer Dome's Offer will vary with the market price of Placer Dome Shares. Further information on the implied value of the Placer Dome Offer is contained in the enclosed document. Before accepting the Offer, shareholders should obtain current quotes for Placer Dome and AurionGold shares from their stockbroker or other financial adviser.

Unless otherwise indicated, all dollar amounts in this Bidder's Statement are United States dollars. Refer to section 5.12 for exchange rate information relevant to this Offer.

Capitalised terms used in this Bidder's Statement are defined in section 6.1 of this Bidder's Statement.

1 Overview of Offer

1.1 Background to the Offer

Placer Dome Inc. is one of the world's largest gold mining companies and is principally engaged in the exploration for, and the acquisition, development and operation of gold mineral properties. It has major mining operations in Canada, the United States, Australia, Papua New Guinea, South Africa and Chile.

Placer Dome's global strategy is to create value for its shareholders by profitably operating and acquiring gold and precious metal mines, acquiring and developing mid to advanced stage projects and undertaking generative and grassroots exploration to maintain the profitable production of gold and other minerals worldwide.

The purpose of the Offer is:

- to create a gold mining company with an increased scale and diversity of operations;
- to enhance Placer Dome's portfolio of high quality, long life, low cost gold mining operations;
- to enhance Placer Dome's exploration portfolio in the Kalgoorlie and Laverton regions; and
- to provide Placer Dome and AurionGold Limited shareholders the opportunity to participate in benefits including synergies and cost savings in the areas of operation, administration, and exploration.

The Board of Placer Dome believes that the existing mining operations and assets of AurionGold are a logical fit with Placer Dome's current business and strategy. By acquiring AurionGold, Placer Dome believes that it will enhance the stable, profitable broad and balanced portfolio of operations and development opportunities, and strong financial position of Placer Dome. AurionGold shareholders are being offered the opportunity to participate in these benefits of owning Placer Dome shares. AurionGold Shareholders will own approximately 19% of the merged group under the Offer.

1.2 Structure of the Offer

Placer Dome Asia Pacific Limited (the "**Bidder**"), a wholly owned subsidiary of Placer Dome, is making an offer to acquire all AurionGold Shares together with any Rights attaching to them.

Consideration

The consideration offered is 17.5 Placer Dome Shares for every 100 AurionGold Shares provided that, as more fully set out in clause 2.2 of Appendix 1, Placer Dome Shares will not be available to certain foreign shareholders.

The Offer values each AurionGold Share at A$4.51, on the basis of the closing price for Placer Dome Shares on the NYSE on 24 May 2002 of US$14.27 and the exchange rate of the Australian dollar to the United States dollar of 0.5539 as of 24 May 2002. For further information concerning historical share prices of Placer Dome refer to section 1.3 and 5.2. For further information concerning historical currency exchange rates of the United States dollar to the Australian dollar refer to section 5.12.

Placer Dome is making an application to the ASX to establish a facility for the issue of Placer Dome CDIs to holders of Placer Dome Shares outside the United States and Canada, in order to enable trading, transfer and settlement of Placer Dome Shares on the ASX to be conducted electronically. Please refer to section 5.2 for further information.

Offer Period

The Offers will remain open for the period commencing on the date of the Offer and ending at [ ] (AEST) on [ ] 2002 unless the Offer is extended or withdrawn in accordance with the Corporations Act.

Terms of the Offer

A copy of the Offer is included as Appendix 1 to this Bidder's Statement.

Conditions

The Offer is subject to conditions as set out in clause 6 of Appendix 1 including the following:

- during the Offer Period, the Bidder becomes entitled to not less than 50.1% of all AurionGold Shares;
- the Treasurer of the Commonwealth of Australia does not object to the acquisition of AurionGold Shares contemplated by the Offer;
- no specified event occurs that will or is reasonably likely to have a material adverse effect on AurionGold and its subsidiaries;
- AurionGold does not dispose of or surrender any interest in any operating mines, mining tenements, material exploration licences or projects, deposits or processing

plants located at or around the Porgera, Henty, Kundana, Kanowna Belle, Granny Smith and Paddington mines;

- issuance of Placer Dome Shares pursuant to the terms of the Offer has been approved by the TSX and that such shares have received listing approval from each of the TSX and the NYSE;
- the expiration or termination of the waiting periods with respect to any government or regulatory filings (including the U.S. Hart-Scott-Rodino Anti-Trust Improvements Act of 1976) and no action by governmental or regulatory authorities to restrain the Offer; and
- no prescribed occurrences, within the meaning of the Australian Corporations Act, occur during the Bid Period.

As described above Placer Dome's Offer is conditional on Placer Dome achieving at least 50.1% of AurionGold's Shares. Despite this condition, the clear objective of Placer Dome's Offer is to acquire 100% of AurionGold's Shares.

Eligibility

The Offer will extend to all persons registered as holders of AurionGold Shares at [ ] (AEST) on [ ] 2002 and to persons who become registered as holders of AurionGold Shares under AurionGold's Share Option Plan during the Offer Period. No separate offer will be made during the Offer Period for the Options (for further information on AurionGold's share capital see section 3.2).

Fractions of shares

A holder of AurionGold Shares who, as a result of acceptance of the Offer would become entitled to a fraction of a Placer Dome Share, will have an entitlement to Placer Dome Shares equal to the next highest whole number of Placer Dome Shares on the terms set out in clause 2.3 of Appendix 1.

Issue of Placer Dome Shares

Placer Dome has entered into an agreement with the Bidder under which Placer Dome covenants to issue such numbers of Placer Dome Shares as are necessary to ensure that the Bidder fulfils its obligations under the Offer.

1.3 Comparison of Offer with AurionGold and Placer Dome Share Prices

The following table shows the closing price for Placer Dome Shares on the NYSE (in Australian dollar terms) and the closing price for AurionGold Shares on the ASX on 24 May 2002 (the last trading day before the Offers were announced) and the highest and lowest prices of Placer Dome Shares and AurionGold Shares over the period since 31 December 2001.

	Placer Dome Shares A$	AurionGold Shares A$
Last Trading Day (24/5/2002)	$25.76*	$3.48

High Price	$27.10	$3.50
Low Price	$19.72	$2.40

**Assuming an exchange rate of 0.5539 United States dollars to one Australian dollar as of 24 May 2002.*

Further information on historical share prices for Placer Dome Shares are set out in section 5.2.

The value of the Offer in Australian dollars will vary with fluctuations in the market price of Placer Dome Shares and currencies of the United States dollar, the Canadian dollar and the Australian dollar. Before accepting the Offer, shareholders should obtain current quotes for Placer Dome and AurionGold Shares from their stockbroker or other financial adviser.

2 Information about Placer Dome and the Bidder

2.1 Introduction to Placer Dome

Placer Dome is North America's third largest gold mining company by gold production and market capitalisation, and one of the world's largest gold mining companies. The company is the continuing corporation resulting from the 1987 amalgamation under the Canada Business Corporations Act of Placer Development Limited, Dome Mines Limited and Campbell Red Lake Mines Limited and subsequent amalgamation in 1999 with Placer Development Investments Limited (its wholly owned subsidiary). It is listed on the New York Stock Exchange, the Toronto Stock Exchange, the Australian Stock Exchange, Euronext - Paris, the Swiss Exchange and International Depositary Receipts are listed on Euronext - Brussels. As of 24 May 2002 Placer Dome had 330,096,216 Common Shares on issue and a market capitalization of US$4.7 billion (based on a closing price of US$14.27 on the New York Stock Exchange as of Friday 24 May 2002).

Share Price Performance of Placer Dome's Common Shares



Volume TSX
Volume NYSE
Placer Dome's Closing Price (US$)
Daily Closing Share Price (US$)
Daily Volume Traded (000's)
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
16000
14000
12000
10000
8000
6000
4000
2000
Jan-01 Feb-01 Mar-01 May-01 Jun-01 Jul-01 Aug-01 Oct-01 Nov-01 Jan-02 Feb-02 Mar-02 May-02

Placer Dome is principally engaged in the exploration for, and the acquisition, development and operation of gold mineral properties. At present, major mining operations are located in Canada, the United States, Australia, Papua New Guinea, South Africa and Chile. Exploration work is carried out in these countries and many other countries elsewhere throughout the world. Placer Dome's principal product and source of earnings is gold, although significant quantities of silver and copper are also produced.

As at 31 December 2001, Placer Dome had net assets of approximately US$2.7 billion. Placer Dome reported cash flow from operations for the year ended 31 December 2001 of approximately US$364 million, net profit before unusual items of approximately US$133 million and a net loss after unusual items of approximately US$133 million.

The information in this Bidder's Statement concerning Placer Dome has been derived primarily from the following sources:

- 31 March 2002 Quarterly Report of Placer Dome;
- the Annual Information Form of Placer Dome for the year ended 31 December 2001;
- the Management Proxy Circular of Placer Dome for the year ended 31 December 2001;
- 2001 Financial Statements of Placer Dome;
- the Annual Information Form of Placer Dome for the year ended 31 December 2000;
- 2000 Financial Statements of Placer Dome; and
- 1999 Financial Statements of Placer Dome.

Copies of the 1999, 2000 and 2001 Financial Statements of Placer Dome and the Management Proxy Circular of Placer Dome for the year ended 31 December 2001 have been lodged with the ASX in accordance with its reporting obligations under the ASX Listing Rules and may be obtained from, or inspected at, an office of the ASX. Further information on Placer Dome and copies of these and other public documents of Placer Dome also appear on the Placer Dome website (www.placerdome.com).

If you would like to receive a copy of any of these documents or publications, please contact the Shareholder Information Line on and you will be sent copies free of charge.

For details concerning the Shareholder Information Line please see section 5.13.

2.2 Directors and Executive Officers

Directors of Placer Dome Inc.

The current directors of Placer Dome and their principal occupations are shown in the following table. The term of office of each current director will expire at the next annual meeting or when his or her successor is duly elected or appointed. The directors who are members of Placer Dome's Audit, Corporate Governance, Safety and Sustainability and Human Resources and Compensation Committees are noted below.

Name and principal Residence	**Became a director**	**Principal occupation**
G. Bernard Coulombe Asbestos, Quebec *Chairman of Safety and Sustainability Committee (3)*	1994	President and CEO, Mine Jeffrey Inc. (formerly JM Asbestos Inc.) (producer of chrysotile asbestos fibres).
John W. Crow Toronto, Ontario *(1),(4)*	1999	President, J & R Crow Inc. (economic and financial consultants).
Graham Farquharson Toronto, Ontario *(2), (3)*	1999	President, Strathcona Mineral Services Limited (mining industry consulting company).
Robert M. Franklin Willowdale, Ontario *(2), (4)*	1987	Chairman of Placer Dome; President, Signalta Capital Corporation (investment company).
David S. Karpin Toorak, Australia *(1), (3)*	1998	Consultant; Chairman, Mount Eliza Business School Ltd.; Chairman, Melbourne Health; Chairman, Pima Mining NL; Director, Warrnambool Cheese and Butter Ltd.; Director, Racing Victoria Limited.
Alan R. McFarland New York, New York *Chairman of Audit Committee (1)*	1987	Managing Member, McFarland Dewey & Co. LLC (investment bankers).
Clifford L. Michel Gladstone, New Jersey, *Chairman of Human Resources and Compensation Committee (4)*	1987	Senior Counsel, Cahill Gordon & Reindel (law firm); President, CEO and Director of Wenonah Development Company (private investment company).
Edythe A. Parkinson-Marcoux Canmore, Alberta *(2), (3)*	1997	Director, Consultant and Strategic Advisor, Southern Pacific Petroleum and Southern Pacific Petroleum (USA) (petroleum company); Consultant and Strategic Advisor, Ensyn Group Inc and Director, Ensyn Energy (petroleum and biomass company).
Jay K. Taylor Vancouver, British Columbia	1999	President and CEO of Placer Dome Inc.
Vernon F. Taylor III Oak Creek, Colorado *Chairman of Corporate Governance Committee (2)*	1987	Partner, The Chart Group L.P. (investment bankers); private investor.
William G. Wilson Dublin, Ireland	1993	Business consultant.

Name and principal Residence	Became a director	Principal occupation
(1), (4)		

(1) Member of Audit Committee.

(2) Member of Corporate Governance Committee.

(3) Member of Safety and Sustainability Committee.

(4) Member of Human Resources and Compensation Committee.

Senior Management of Placer Dome Inc.

The senior management of Placer Dome and their principal occupations are shown in the following table. These members of management are appointed by the Board of Directors and serve at the discretion of the Board.

Name / Nationality	Office
Keith D. Ferguson (Canadian)	Vice President, Safety and Sustainability since March 2002
Jennifer A. Gordon (Canadian)	Senior Vice-President, Human Resources since November 2001
Geoffrey A. Handley (Australian)	Acting Executive Vice-President Strategic Development since October 2001 and Senior Vice-President, Exploration and Corporate Development since May 2000
William M. Hayes (United States)	Executive Vice-President, United States and Latin America since November 1999
Rex J. McLennan (Canadian)	Executive Vice-President and Chief Financial Officer since July 1998
J. Donald Rose (Canadian)	Executive Vice-President, Secretary and General Counsel since November 2001
Lorne C. Stephenson (Canadian)	Vice-President, Corporate Relations since July 2001
Jay K. Taylor (Canadian)	See "Directors of Placer Dome Inc." above
Peter W. Tomsett (Australian)	Executive Vice-President, Asia Pacific since January 2001; Director of the Bidder
Stephen J. Smith (Australian)	Vice President and Treasurer
Bruce Nicol (Canadian)	Vice President and Controller

2.3 Overview of operations

Placer Dome is one of the world's largest gold mining companies, pursuing quality assets around the world. Placer Dome currently has 13 operating mines and various exploration properties in 5 continents, including North America, South America, Australia, Asia and Africa. Placer Dome's core gold business is supported by the strategic pursuit of precious metals opportunities, and is strengthened by the contributions from copper and silver production. The operations and geographical areas in which Placer Dome currently operates are shown in the diagram below.

In 2001 Placer Dome produced 2.75 million ounces of gold, 417 million pounds of copper and 6.6 million ounces of silver from its extensive mineral reserves.

Placer Dome's share of gold production in 2001 was derived from mines located in Canada (23%), the United States (37%), Australia (13%), Papua New Guinea (19%), South Africa (6%), and Chile (2%). In 2001, La Coipa Mine in Chile contributed 92% of Placer Dome's share of silver production, with the balance mostly from the Misima Mine in Papua New Guinea. The Zaldivar Mine in Chile and Osborne Mine in Australia contributed 74% and 26%, respectively, to Placer Dome's share of copper production in 2001.

Placer Dome Global Operations



Campbell Mine
MusselWhite Mine
Dome Mine
Vancouver
Reno
Golden Sunlight Mine
Getchell Mine
Bald Mountain Mine
Cortez Mine
Porgera Mine
Misima Mine
Mwanza
Jakarta
Zaldivar Mine
La Coipa Mine
Santiago
Granny Smith Mine
Johannesburg
Perth
Brisbane
South Deep Mine
Osborne Mine
Placer Dome Mines
Placer Dome Exploration Projects

The following tables sets out information on Placer Dome's operating performance during 1999, 2000 and 2001 and the first quarter of 2002.

Placer Dome's Operating Performance	3 months to 31 March 2002	2001	2000	1999
Operations – Gold				
Production (thousands of ounces)	666	2,756	2,984	3,149
Cash costs (US$ per ounce)(1)	173	177	173	175
Total costs (US$ per ounce)	231	233	232	231
Average realised price (US$ per ounce)	355	326	346	342
Average spot price (US$ per ounce)	290	271	279	279
Mineral Reserves at 31 Dec (millions of ounces)	na	44.4	47.0	65.9
Operations – Copper				
Production (millions of pounds)	106.5	417	430	267
Cash costs (US$ per pound)	0.41	0.44	0.45	0.44
Total costs (US$ per pound)	0.56	0.58	0.64	0.67
Average realised price (US$ per pound)	0.71	0.74	0.82	0.71
Average spot price (US$ per pound)	0.71	0.72	0.82	0.71
Mineral Reserves at 31 Dec (millions of pounds)	na	8,950	11,168	7,532
Operations – Silver				
Production (millions of ounces)	1.2	6.6	6.1	10.8

(1) Effective 1 January 2002 Placer Dome is classifying theamortisation of deferred stripping costs as cash costs instead of non-cash costs in accordance with the revised disclosures under the Gold Institutes Standard. Prior year's cash production costs have been restated for comparative purposes.

2.4 Exploration

Placer Dome's global exploration strategy for new precious metals mines combines near-term and long-term aspects. In the near-term, Placer Dome seeks to move its existing advanced projects to development and mine status, and to acquire promising mid to advanced-stage projects. Long-term programs include generative and grassroots exploration to maintain a supply of high quality projects worldwide. Placer Dome maintains an aggressive exploration program at all of its mines where prospectivity or mine life warrant. These programs are managed by the mine management and are reviewed and prioritised on a global basis.

The exploration group within Placer Dome oversees its global exploration program by evaluating and prioritising exploration opportunities, allocating resources to projects and directing activities internationally. The management structure of the exploration group includes a senior vice-president, located in Vancouver, and regional managers who lead and coordinate exploration activities in the Americas (Toronto, Canada; Reno, United States; and Santiago, Chile offices), Africa/Eurasia (Johannesburg, South Africa office) and Asia/Pacific (Brisbane and Perth, Australia offices). Activities within these regions are administered locally from the regional offices and guided by a senior management group in Vancouver.

Exploration expenses during 2001, including exploration activities at operating mines, amounted to US$44 million, virtually all of which was spent on gold exploration activities. The distribution of exploration expenses by region was 23% in Canada, 32% in the United States and Mexico, 20% in Australia and Asia/South Pacific, 7% in South America, 7% in Africa and Eurasia, and 11% on overhead expenses. Consolidated exploration expenses for each of the last three years were as follows:

(US$ in millions)	2001	2000	1999
Canada	10	5	6
United States and Mexico	14	30	27
Australia and Asia/South Pacific	9	9	8
South America	3	4	4
Africa and Eurasia	3	4	6
Overheads	5	4	5
TOTAL	44	56	56

Placer Dome's 2002 exploration expenditures are expected to be approximately US$45 million with approximately 50% allocated to exploration at existing mine sites.

An overview of Placer Dome's major exploration properties is given in section 2.12.

2.5 Marketing

Gold

Gold is a metal which is traded on world markets, with benchmark prices for gold generally based on the London gold market quotations. Gold bullion is held principally as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are receivable in various currency denominations. Central banks and other official institutions hold approximately 33,000 tonnes of gold representing almost 23% of the known stocks. Due to the size of the international bullion market and known stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Primary demand for gold is in the fabrication of jewelry and industrial applications which account for approximately 76% of the annual demand. Other uses include coin and bar fabrication, dentistry and decorative applications.

The following is a summary of London afternoon fixing prices for gold bullion by the London Bullion Association and Placer Dome's consolidated gold revenues for each of the last three years:

	High	Low	Average	Consolidated Gold Revenues(1)
	(US$ per ounce)			(millions of US$)
2001	293	256	271	927
2000	313	264	279	1,063
1999	326	253	279	1,094

(1) Includes metals forward sales contracts and certain option revenue.

The London PM fixing price for gold was US$320.95 per ounce on 24 May 2002.

Copper

Copper is used primarily in telecommunications, automobiles, construction, and in consumer durables. Growth in these areas influences the demand for and the price of copper. Marketing of copper in concentrates produced by the Osborne Mine is mainly to smelters in Japan and

South Korea. At the Zaldivar Mine, copper cathode is marketed to Europe, the Americas and Asia while concentrate is marketed to local smelters in Chile. The following is a summary of the London Metal Exchange ("LME") settlement prices for Grade A Cathode, and Placer Dome's consolidated copper revenues, for the last three years:

	High	Low	Average	Consolidated Copper Revenues(1)(2)
	(US cents per pound)			(millions of US$)
2001	83.3	59.8	71.6	291
2000	91.1	72.9	82.3	343
1999	83.7	61.4	71.4	61

(1) Includes metals forward sales contracts and certain option revenue.

(2) On 13 December 1999, the Zaldivar Mine became wholly owned and therefore its revenue since that date has been included in Placer Dome's consolidated copper revenue.

The settlement price for Grade A Cathode copper on the LME was US$0.73 per pound on 24 May 2002.

2.6 Mineral reserves and mineral resources

IMPORTANT NOTE TO INTERPRETATION OF MINERAL RESERVE AND MINERAL RESOURCE INFORMATION

Placer Dome's disclosure of mineral reserve and mineral resource information is governed by Canadian law. In particular, Placer Dome reports its mineral reserve and mineral resource information according to the disclosure standards set out in National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") which requires the use of Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions for certain terms and the TSX's "Disclosure Standards for Companies Engaged in Mineral Exploration, Development and Production" ("TSX Standards").

AurionGold's disclosure of ore reserve and mineral resource information is governed by Australian law. In particular, AurionGold's published tables of Summary Gold Resources and Summary Gold Reserves reproduced in section 3.1 indicate that they are based on the reporting requirements of the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code").

CIM definitions of the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" (which are reproduced in notes 2 and 4 to the following tables and in section 6.2) are substantially similar to the JORC Code corresponding definitions of the terms "ore reserve", "proved ore reserve", "probable ore reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource", respectively (which are reproduced in section 3.1 in note 2 to the AurionGold mineral resources and ore reserves tables and in section 6.2).

Under NI 43-101, an issuer must not add inferred mineral resources to the other categories of mineral resources in its disclosures. Due to this restriction, Placer Dome's "Inferred Mineral Resources" appear in a separate column and are not added to Placer Dome's measured and indicated mineral resources. However, this prohibition does not apply under the JORC Code and AurionGold adds its inferred mineral resources to its other categories of mineral resources. Therefore, care should be taken when comparing Placer Dome's mineral resources with AurionGold's total mineral resources.

Placer Dome's estimates of measured and indicated mineral resources do not include mineral reserves (CIM Definition). In contrast, AurionGold's estimates of measured and indicated mineral resources as set out in AurionGold's Summary of Gold Resources table (see section 3.1) do include that portion of the mineral resources which has been converted into ore reserves (JORC Definition). Because of the way in which AurionGold's mineral resources are presented it cannot be assumed that AurionGold's mineral resources (not including ore reserves) can be determined by deducting its stated ore reserves from its stated mineral resources (which incorporate its ore reserves). Therefore, care should be taken in comparing Placer Dome's measured and indicated mineral resources with AurionGold's measured and indicated mineral resources.

Under the TSX Standards, Placer Dome is not permitted to aggregate contained minerals from properties that are not in production with those that are in production. Therefore, Placer Dome reports its contained minerals at producing properties in a separate table to its contained minerals at its other properties. AurionGold is not subject to this requirement, and aggregates contained minerals from non-producing properties with properties in production (see AurionGold's Summary Gold Resources table in section 3.1). Therefore, care should be taken in comparing Placer Dome's contained minerals from its operating mines and other properties with AurionGold's contained minerals from all its properties.

Mineral Reserves[1][2]

The following table sets out Placer Dome's share as at 31 December 2001 of proven and probable[2] mineral reserves.

MINE BY METAL	PROVEN MINERAL RESERVES			PROBABLE MINERAL RESERVES			TOTAL			
	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Recovery (%)[1]
GOLD										
Canada										
Campbell	931	17.6	526	1,010	15.9	517	1,941	16.7	1,043	94.5
Dome[7]	11,179	1.1	381	14,417	2.0	940	25,596	1.6	1.321	91.8
Musselwhite	6,954	5.7	1,281	1,820	4.8	280	8,774	5.6	1,561	95.0
United States										
Bald Mountain	8,737	1.0	272	-	-	-	8,737	1.0	272	70.0
Cortez [5][6]	44,690	1.7	2,397	59,350	1.4	2,596	104,040	1.5	4,993	80.5
Golden Sunlight	3,635	2.0	231	24	2.7	2	3,659	2.0	233	80.0
Australia										
Granny Smith [5]	3,607	1.2	137	13,669	3.2	1,390	17,276	2.7	1,527	88.0
Osborne	6,889	1.0	225	2,244	0.9	68	9,133	1.0	293	77.5
Papua New Guinea										
Misima	9,379	0.9	262	-	-	-	9,379	0.9	262	88.8
Porgera [5]	24,059	3.4	2,652	5,172	3.9	643	29,231	3.5	3,295	76.0
South Africa										
South Deep [5]	6,968	8.2	1,838	100,165	8.4	27,018	107,133	8.4	28,856	97.5
Chile										
La Coipa	17,166	1.1	627	3,714	1.4	171	20,880	1.2	798	78.3
			10,829			33,625			44,454	
SILVER										
La Coipa	17,166	57.4	31,705	3,714	53.8	6,422	20,880	56.8	38,127	59.5
Misima	9,379	9.8	2,967	-	-	-	9,379	9.8	2,967	38.0
			34,672			6,422			41,094	
COPPER	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Recovery (%)[1]
Zaldivar [5]	181,892	0.686	2,751	408.954	0.626	5,642	590,846	0.644	8,393	70.0
Osborne	6,889	2.659	404	2,244	3.094	153	9,133	2.766	557	94.2
			3,155			5,795			8,950	

Rounding differences may occur.

Mineral Resources[(3)(4)] (in addition to mineral reserves) - Properties in Production[(4)]

The following table sets out Placer Dome's share as at 31 December 2001 of measured, indicated and inferred[(4)] mineral resources (in addition to mineral reserves)[(2)]

MINE BY METAL	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED			INFERRED MINERAL RESOURCES		
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
GOLD												
Canada												
Campbell	1,055	22.3	757	1,259	10.1	408	2,314	15.7	1,165	5,239	9.80	1,651
Dome[(7)]	4,635	6.1	915	18,325	2.1	1,210	22,960	2.9	2,125	5,650	2.30	418
Musselwhite	1,713	7.6	420	374	11.9	143	2,087	8.4	563	984	5.20	164
United States												
Bald Mountain	41,576	1.6	2,093	-	-	-	41,576	1.6	2,093	-	-	-
Cortez [(5)(6)]	15,999	1.6	804	25,678	1.2	1,030	41,677	1.4	1,834	6,691	1.00	212
Golden Sunlight	23,892	1.7	1,336	4,912	1.5	243	28,804	1.7	1,579	6,226	1.10	220
Getchell [(8)]	5,966	17.9	3,426	6,236	17.2	3,456	12,202	17.5	6,882	5,331	15.80	2,708
Australia												
Granny Smith [(5)]	-	-	-	16,216	2.5	1,278	16,216	2.5	1,278	16,891	3.60	1,955
Osborne	2,115	1.0	71	-	-	-	2,115	1.0	71	1,553	0.40	20
Papua New Guinea												
Misima	2,992	0.7	63	-	-	-	2,992	0.7	63	-	-	-
Porgera [(5)]	21,079	2.5	1,725	14,344	2.0	909	35,423	2.3	2,634	3,426	2.00	220
South Africa												
South Deep [(5)]	2,517	9.0	729	66,819	9.0	19,279	69,336	9.0	20,008	-	-	-
Latin America												
La Coipa	4,952	1.1	179	3,250	1.3	136	8,202	1.2	315	613	1.30	26
			12,518			**28,092**			**40,610**			**7,594**
SILVER												
La Coipa	4,952	45.4	7,227	3,250	28.6	2,988	8,202	38.7	10,215	613	29.6	583
Misima	2,992	7.0	673	-		-	2,992	7.0	673	-	-	-
			7,900			**2,988**			**10,888**			**583**

COPPER	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained Lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)
Zaldivar [5]	45,394	0.342	342	259,969	0.340	1,949	305,363	0.340	2,291	66,461	0.39	571
Osborne	2,115	3.597	168	-	-	-	2,115	3.597	168	1,553	3.38	116
			510			**1,949**			**2,459**			**687**

Rounding differences may occur.

Mineral Resources – Other Properties

The following table sets out Placer Dome's share as at 31 December 2001 of measured, indicated and inferred[4] mineral resources for properties other than producing properties.

OTHER PROPERTY BY	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED			INFERRED MINERAL RESOURCES		
METAL	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained Oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
GOLD												
Aldebaran[9][13]	103,400	0.75	2,493	464,500	0.7	10,454	567,900	0.71	12,963	87,300	0.63	1,768
Donlin Creek[10][13]	21,300	3.13	2,143	48,900	3.03	4,764	70,100	3.06	6,896	66,200	2.83	6,023
Mt. Milligan[11][13]	171,000	0.48	2,639	236,000	0.42	3,187	407,000	0.45	5,888	35,000	0.38	428
Pueblo Viejo[12][13]	-	-	-	159,500	3.28	16,820	159,500	3.28	16,820	51,800	2.86	4,763
			7,275			**35,225**			**42,567**			**12,982**
SILVER												
Pueblo Viejo[12]	-	-	-	159,500	20.2	103,584	159,500	20.2	103,584	51,800	9.9	16,487
			-			**103,584**			**103,584**			**16,487**
COPPER	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained Lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**
Aldebaran[9]	103,400	0.25	570	464,500	0.26	2,663	567,900	0.26	3,233	87,300	0.33	635
Mt. Milligan[11]	171,000	0.19	716	236,000	0.17	885	407,000	0.18	1,601	35,000	0.16	123
			1,286			**3,548**			**4,834**			**758**

Rounding differences may occur.

Notes to the Mineral Reserves and Mineral Resources Tables:

(1) Placer Dome's mineral reserves are estimated as at 31 December 2001 using an appropriate cut-off grade associated with an average long-term gold price of US$275 per ounce, silver price of US$5.25 per ounce and copper price of US$0.90 per pound (except at La Coipa Mine where a gold price of US$265 per ounce and silver price of US$4.65 per ounce were used). The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. The qualified persons responsible for mineral reserve estimates are shown under note 13. Consistent with Placer Dome's normal mineral reserve estimation practices, independent data verification has not been performed.

(2) A "mineral reserve" is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A "proven mineral reserve" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of "mineral reserve", "proven mineral reserve" and "probable mineral reserve" conform to CIM Definitions of those terms as at the effective date of estimation, as required by NI 43-101.

(3) These mineral resources are in addition to gold, silver and copper mineral reserves. The qualified persons responsible for mineral resource estimates are shown under note 13. Consistent with Placer Dome's normal mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties.

(4) A "mineral resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" conform to CIM Definitions of those terms as at the effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5) Economic assumptions for selected properties in production: the cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each property to reflect the variability of these parameters.

	MINERAL RESERVES	MINERAL RESOURCES
	Cut-off grade (g/t gold, % copper)	Cut-off grade (g/t gold, % copper)
Cortez	0.27 - 2.88 g/t	0.27 - 2.88 g/t
Granny Smith	0.60 -1.04 g/t	0.60 –1.04 g/t
Porgera	1.4 - 2.75 g/t	1.0 g/t
South Deep	4.0 - 6.0 g/t	5.0 g/t
Zaldivar	0.29-0.40%	0.2%

(6) There is currently a Notice of Appeal pending with the Interior Board of Appeals regarding the South Pipeline permit. The South Pipeline deposit accounts for 59% and 5% of the reported mineral reserves and mineral resources, respectively, of the Cortez Mine (See section 2.17 of this Bidder's Statement).

(7) Does not take into account changes to mineral reserve and mineral resource estimates that may result from the proposed Placer Dome/Kinross Gold Corporation joint venture. On 11 April 2002 Placer Dome announced the signing of a letter of understanding with Kinross Gold to form a joint venture that will combine the two companies' respective mining operations in the Porcupine camp in Ontario (see section 2.7).

(8) Mining operations have been suspended since July 1999 and the property is under care and maintenance. Surface stockpiled ore is being sent for processing at Newmont Mining Corporation's nearby Twin Creeks Mine.

(9) As estimated by Placer Dome as at 31 December 2000 assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Aldebaran property are Bema Gold (24%) and Arizona Star (25%) (see section 2.12). In the opinion of the qualified person who prepared or supervised the preparation of the mineral resource estimate (see note 13), the estimate is relevant and reliable as at 31 December 2001 and was calculated using mineral resource categories that are substantially similar to the CIM Definitions set out in note 4 above.

(10) As estimated by Placer Dome as at 31 December 2001 assuming 100% ownership by Placer Dome. In April 2001 Placer Dome granted NovaGold Resources Inc. an option to acquire a 70% interest in the Donlin Creek property. Placer Dome retains a back-in right to regain a 70% interest following earn-in by NovaGold (see section 2.12).

(11) As estimated by Placer Dome as at 31 December 1998. In the opinion of the qualified person who prepared or supervised the preparation of the mineral resource estimate (see note 13), the estimate is relevant and reliable as at 31 December 2001 and was calculated using mineral resource categories that are substantially similar to the CIM Definitions set out in note 4 above.

(12) As estimated by Placer Dome as at 31 December 2001. Placer Dome has since been awarded the exclusive rights to this project and is awaiting final approval from the Dominican Republic government to proceed (see section 2.12).

(13) Each of the mineral reserve and mineral resource estimates shown above were prepared by or under the supervision of a "qualified person", as that term is defined in NI 43-101, and those persons are listed below. All named persons are, or were at the time the estimates were

prepared employees of Placer Dome unless otherwise indicated. In estimating the applicable mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods, appropriate for each particular property, and verified the data disclosed, including sampling, analytical and test data underlying such estimates.

	MINERAL RESERVES		MINERAL RESOURCES	
BY PROPERTY	Name	Title	Name	Title
Campbell	Raymond Swanson	Senior Production Geologist	Dan Gagnon	Chief Geologist
Dome	Stephen Taylor	Long Term Planning Engineer	Mort Shannon	Chief Geologist
Musselwhite	Rob Usher	Chief Engineer	Andrew Cheatle	Chief Geologist
Bald Mountain	Elias Dib	Mine Engineer	Elias Dib	Mine Engineer
Cortez	Britt Buhl	Chief Mine Engineer	Britt Buhl	Chief Mine Engineer
Golden Sunlight	Paul Buckley	Chief Mine Engineer	Paul Buckley	Chief Mine Engineer
Getchell	-	-	John Porterfield	Chief Geologist
Granny Smith	Geoff Fenton	Mine Superintendent	Malcolm Titley	Senior Mine Geologist
Osborne	Jeff Brown	Mine Engineering Team Leader	Philip Agnew	Senior Geologist
Misima	Trevor Jones	Independent Consultant	Trevor Jones	Independent Consultant
Porgera	John Butterworth	Senior Open Pit Engineer	Anthony Burgess	Senior Resource Geologist
South Deep	Pierre Fourie	Independent Consultant	Deon Van Der Heever	Independent Consultant
La Coipa	Juan Ochoa Andres Guaringa	Chief Engineer Mine Engineer	Mauricio Rubio	Geologist
Zaldívar	Eduardo Jofre	Chief Mining Engineer	Jorge Aceituno	Chief Geologist
Aldebaran	N/A		Marc Jutras	Senior Mining Engineer/ Geostatistician
Donlin Creek	N/A		Marc Jutras	Senior Mining Engineer/ Geostatistician
Mt. Milligan	N/A		Robert Pease	General Manager, Exploration Projects
Pueblo Viejo	N/A		Chris Keech	Senior Geologist/ Geostatistician

2.7 North American Operations

The following is a summary of Placer Dome's North American operations. Further information on these operations can be found on Placer Dome's website www.placerdome.com.

Cortez Mine

Placer Dome is the owner (through a wholly-owned subsidiary) of a 60% joint venture interest and the operator of the Cortez Joint Venture ("**Cortez**"). The remaining 40% interest is held by Kennecott Explorations (Australia) Ltd. The Cortez gold mine is located in northeastern Nevada, United States of America and currently employs approximately 370 people. All production by Cortez is subject to a 1.5% gross smelter return ("GSR") royalty payable to the former shareholders of Idaho Mining Corporation. In addition, Royal Gold Inc. holds a GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and ECM Inc. holds a net value royalty of 5% over a portion of the South Pipeline deposit.

Placer Dome's share of the proven and probable mineral reserves as of 31 December 2001 contained 4,993,000 ounces of gold (2,397,000 ounces proven and 2,596,000 ounces probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

During 2001, Cortez produced 1,188,083 ounces of gold (69% mill, 22% heap leach and 9% carbonaceous ore sales). Placer Dome's share of production was 712,850 ounces which was 18% higher than 2000 due to heap leach production from South Pipeline coming on stream in the second quarter and higher contribution from the sale of carbonaceous ore. Unit cash and total production costs of US$83 and US$161 per ounce, respectively were higher in 2001 due to higher costs associated with South Pipeline and higher amortisation related to Pipeline Stage 3 production. In October 2001, Cortez entered into an agreement with Barrick Goldstrike Mines Inc. ("Barrick") to sell up to 300,000 tonnes (100% basis) of carbonaceous ore grading approximately 8 grams per tonne, with an option for Barrick to purchase an additional 200,000 tonnes of ore. Ore delivery commenced in the fourth quarter, 2001 concurrent with the completion of the previous ore sale agreement with Anglo Gold-Meridian's Jerritt Canyon Joint Venture ("Jerritt Canyon"). As at 31 December 2001, 1.2 million tonnes of carbonaceous material had been stockpiled at Cortez and it is expected that 1.9 million tonnes will be mined over the next 7 years.

Placer Dome's share of production from Cortez in the first three months of 2002 declined by 6% to 166,805 ounces compared with the 2001 period due to lower grades and carbonaceous ore sales. Cash production and total costs for the quarter were US$133 and US$177 per ounce respectively.

Summary of Cortez Operation(1)

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	556	2,153	2,087	2,301
Grade (g/t)	8.3	9.0	9.5	11.2
Recovery (%)	88.6	90.7	87.9	89.5
Production (ozs)	166,805	712,850	605,953	797,115
Cash Costs (US$/oz) (2)	133	121	91	66
Total Costs (US$/oz)	177	161	136	109
Mine Operating Cash flow (US$m)(3)	33	155	142	171
Mine Operating Earnings (US$m)	20	78	92	127

(1) Placer Dome's share.
(2) Effective 1 January 2002 Placer Dome is classifying amortisation of deferred stripping costs as cash costs instead of non-cash costs in accordance with the revised disclosures under the Gold Institutes standard. Prior years cash production costs have been restated for comparative purposes.
(3) Mine operating cash flow is comprised of mine earnings adjusted for noncash charges and changes in noncash working capital.

Property

The Cortez Mine is located 100 kilometres southwest of Elko, Nevada in Lander County. The Pipeline property is 11 kilometres northwest and the Cortez Pediment property is 4 kilometres southeast of the original Cortez milling complex.

The Cortez area of interest comprises approximately 246,000 hectares along the Cortez/Battle Mountain trend, within which about 65,000 hectares is directly controlled by the Cortez Joint Venture. In total, the property rights controlled by Cortez consist of 74 patented lode claims, 6,803 unpatented lode claims, 633 unpatented millsite claims, 124 patented millsite claims, and 11,900 hectares of fee ground.

Cortez Mine
Nevada, U.S.A.



Winnemucca
Golconda
Elko
Carlin
Battle Mountain
Beowawe
Crescent Valley
Cortez Mine
Bald Mountain Mine
Alligator Ridge Mine
Austin
Eureka
Ely
Boise
Idaho
Oregon
Medford
Getchell Mine
California
Salt Lake City
Reno
Sacramento
Nevada
Utah
San Francisco
0
300 km

Mineralisation

The Cortez property is situated along the Cortez/Battle Mountain trend in north-central Nevada. It occurs on the west side of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralisation is primarily micron-sized free gold particles, disseminated throughout the host rock and commonly associated with secondary silica, iron oxides or pyrite.

The economic deposits within the Cortez property consist of the Pipeline/South Pipeline Extension (Crossroads area) and Cortez Pediment deposits.

Exploration and Development

Approximately 164,200 metres of exploration, development and condemnation drilling were completed in 2001. Of this drilling, 66% was directed to the Pipeline/South Pipeline Extension, 16% to the Pediment area and 18% to adjacent targets. The exploration results in the immediate Pipeline and Pediment project areas remain positive. The potential mineralisation in the Pipeline/South Pipeline area is located adjacent to and immediately below the currently planned ultimate open pit. The exploration focus in 2002 has been on continued refinement and expansion of the mineral resource area at Pediment and the South Pipeline Extension. Delineation of the deeper portions of the Pipeline/South Pipeline deposits (stages 8 and 9) is also continuing in 2002. Attractive drill intercepts requiring follow up, as well as geologic and geophysical targets, are present to the south of the South Pipeline deposit along the projected strike of the Pipeline fault. Outside the Pipeline/South Pipeline and Cortez deposits area, exploration efforts around the existing deposits at Cortez, Gold Acres, Horse Canyon and Hilltop continue to display exploration potential.

Mining and Processing

The Pipeline and South Pipeline deposits are intended to be mined by conventional open pit methods in nine stages. The first three stages of mining occurred in the Pipeline deposit over a period of six years (1996 - 2001) and then mining of South Pipeline stages four through nine are scheduled to continue until early 2008. Pediment stages 1 and 2 will be mined from 2008 until 2010. From 2001 through 2009, the production rate is expected to average 112 million tonnes per year.

Cortez consists of two mill facilities: Mill #1 constructed in 1969 and Mill #2, constructed in 1997, concurrent with the development of the Pipeline deposit and capable of processing a nominal 9,100 tonnes of ore per day. Oxide ore from the Pipeline deposit was processed through both mills until Mill #1 was temporarily placed on care and maintenance in October 1999.

Two different metallurgical processes are employed for the recovery of gold. The process used for a particular ore is determined based on grade and metallurgical character of that ore. Lower grade oxide ore is heap leached, while higher grade non-refractory ore is treated in a conventional mill using cyanidation and a carbon-in-leach ("CIL") process..

Carbonaceous mill ore is mined intermittently during the mining of the Pipeline/South Pipeline deposits. A portion of this ore was sold to Jerritt Canyon in 2000 and 2001, and ore is currently being sold to Barrick.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at Cortez have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations. Except for the U.S. regulatory developments discussed in section 2.16, Placer Dome is not aware of any other proposed regulatory changes that would materially affect the operations or the approved closure plan.

Extensive pit dewatering operations are undertaken at Cortez. These operations were improved in 2001 with the addition of several new rapid infiltration sites. Dewatering water is also used at a local ranch on a seasonable basis for irrigation purposes. The balance of water is returned to the groundwater aquifer through rapid infiltration basins, lost to evaporation or consumed in processing activities (including dust supervision and process make-up water).

As of 31 December 2001, reclamation and other post-closure costs for Cortez were estimated at US$40 million. Of Placer Dome's 60% share (US$24 million), Placer Dome has accrued US$12 million through charges to earnings to date. The closure plan will be updated by Cortez in 2002.

Campbell Mine

Overview

The Campbell underground gold mine, which is 100% owned by Placer Dome, is located in northwestern Ontario, Canada. The mine currently employs approximately 321 people.

The proven and probable mineral reserves as of 31 December 2001 contained 1,043,000 ounces of gold (526,000 ounces proven and 517,000 ounces probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

Production at Campbell in 2001 declined by 22% to 178,139 ounces from 229,408 ounces in 2000. This was mainly due to the impact of the rock burst and seismic activity experienced in 2000, causing the re-sequencing of planned mining areas. Production was also curtailed in the first quarter by a planned 10-day shut down of the mill to replace the ball mill bull gear. In October 2001, a revised mine plan was completed, securing production for Campbell over the next eight years with production expected to average about 180,000 ounces for the next three years.

Following the completion of the revised mine plan, production in the first 3 months of 2002 increased by 33% to 51,103 ounces from the prior year period due to a 76% increase in grades. Exploration drilling on the DC Zone was completed in the quarter, and the focus now is to reclassify part of this zone into new mineral reserves by mid-year which is expected to have a positive impact on Campbell's future mine life and production rate.

As of 31 March 2002, total production at the mine since 1949 was 10,383,103 ounces, with the mine celebrating its 10 millionth ounce of gold poured in 2000.

Summary of Campbell Operation

	Q1 2002	**2001**	**2000**	**1999**
Mill Feed (000s tonnes)	88	438	473	560
Grade (g/t)	18.7	13.3	15.7	15.1
Recovery (%)	96.4	94.8	96.2	96.2
Production (ozs)	51,103	178,139	229,408	262,015
Cash Costs (US$/oz)	161	208	175	145
Total Costs (US$/oz)	233	287	237	201
Mine Operating Cash flow (US$m) (1)	5	7	21	30
Mine Operating Earnings (US$m)	2	(3)	12	19

(1) Mine operating cash flow is comprised of mine earnings adjusted for noncash charges and changes in noncash working capital.

Property

Campbell Mine is located at Balmertown in the Red Lake District of northwestern Ontario. It is in Balmer Township near the Manitoba-Ontario border. The property covers an area of 956 hectares of patented (freehold) mining lands.


Campbell Mine
Cochenour
Red Lake
Balmertown
Madsen

Campbell Mine
Ontario, Canada


Campbell Mine
Quebec
Ontario
Detour Lake Mine
WINNIPEG
U.S.A.
TORONTO

Mineralisation

The deposit is located in the eastern part of the Red Lake Greenstone Belt, in the Birch Lake-Uchi Lake Subprovince, part of the Superior Province of the Canadian Shield.

The gold occurs as either free gold or is encapsulated with sulphide minerals, mainly arsenopyrite, pyrite and pyrrhotite. A minor amount of silver occurs with the gold.

Exploration and Development

Exploration at Campbell is focused on discovering new mineralisation at depth as well as in the upper part of the mine. The priority target area lies below 30 Level which remains the most promising exploration area of the mine. In 2002 an emphasis is being placed on outlining the DC zone between the 36 and 45 Levels and to test other potential auriferous environments mainly from 39 Level.

Numerous areas above 30 Level remain to be tested. As mining advances and new access is established, extensions of producing ore zones are tested and mineralized areas (long section gaps) are reevaluated.

Mining and Processing

<u>Mining Methods</u>

During 2001, 625,000 tonnes were mined from the underground operation consisting of 438,000 tonnes of ore, 66% from longhole stopes, 6% from cut and fill stopes and 28% from ore development.

During 2002 and 2003 there will be an increase in the percentage of cut and fill stoping to 15% in an effort to increase the quality of the tonnes in areas where the dilution is typically high and the ore body is narrow or discontinuous. Mine access is through two separate shafts. The No. 1 Shaft is a four-compartment shaft sunk to below 27 Level, a depth of 1,316 metres below surface. There are 27 levels at 45 metre vertical intervals, with an average of 6,000 metres of development per level. The Reid Shaft is located 150 metres west of the No. 1 Shaft, and extends to a depth of 1,819 metres. The Reid Shaft opens up more than 600 vertical metres of new ground below 27 Level for production and exploration.

Process Flowsheet

Ore from the mine, after crushing and grinding, is processed by gravity separation, flotation, pressure oxidation, cyanidation and CIP process followed by electrowinning and gold refining to dore on site.

Environment and Closure

During 2001 and to date in 2002, activities at Campbell have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

Campbell is managing arsenic contamination issues related to historic operations. Arsenic trioxide dust from a former roaster operation were stored underground and will be recovered and processed in the autoclave starting in 2002 to produce a stable end-product. Additional treatment facilities and research programs have and are being established to assess and manage arsenic in a former effluent polishing pond, in soils and in groundwater.

The closure plan for Campbell was approved by the Ontario Ministry of Northern Development and Mines and will be updated in 2002. As of 31 December 2001, reclamation and other post-closure costs for Campbell were estimated at US$23 million of which US$7 million has been accrued through charges to earnings to date.

Dome Mine

Overview

The Dome underground and open pit mine, 100% owned by Placer Dome, is located in northern Ontario, Canada. Underground production has been continuous since 1910 and open pit mining began in 1988. The mine employs approximately 436 people. The Dome Mine includes the Paymaster and Preston properties. Production from the Preston property is subject to a 2% NSR for the first one million ounces produced and 3% NSR on production of greater than one million ounces.

The proven and probable mineral reserves as of 31 December 2001 contained 1,321,000 ounces of gold (381,000 ounces proven and 940,000 ounces probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

Production from Dome in 2001 was 302,795 ounces of gold. In the first three months of 2002 production was 60,352 ounces, 21% lower than the previous corresponding period, due to mechanical problems with the crushing circuit. Production has since returned to normal.

As of 31 March 2002, 14,597,950 ounces of gold have been produced at Dome since the commencement of production in 1910.

On 11 April 2002, Placer Dome announced that its wholly owned subsidiary, Placer Dome (CLA) Limited , had signed a letter of understanding with Kinross Gold Corporation ("Kinross") to form a joint venture that will combine the operations of the Dome Mine and Kinross' Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill (collectively the "Porcupine camp"). The objective is to increase value by combining Dome's modern operations with Kinross' large and highly prospective land package that is expected to extend the productive life of the Dome facilities. Subject to due diligence, completion of a definitive agreement and the approval of the respective Boards of Directors, Placer Dome will retain a 51% managing interest and Kinross a 49% interest in the joint venture. Upon completion of the joint venture transaction, it is expected that the integration teams would work to optimize production from the combined operations.

Summary of Dome Operation

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	836	4,122	4,234	4,307
Grade (g/t)	2.5	2.6	2.5	2.5
Recovery (%)	91.6	89.3	92.3	93.8
Production (ozs)	60,352	302,795	313,905	328,149
Cash Costs (US$/oz)	236	208	205	200
Total Costs (US$/oz)	318	268	268	260
Mine Operating Cash flow (US$m) (1)	1	15	19	27
Mine Operating Earnings (US$m)	(1)	1	4	6

(1) Mine operating cash flow is comprised of mine earnings adjusted for noncash charges and changes in noncash working capital.

Property

Dome Mine is located within the city limits of Timmins, Ontario. The property covers an area of over 2,423 hectares of patented and unpatented mining claims, including the Preston property that lies to the south and east, immediately adjacent to the Dome property.



Dome Mine
Ontario, Canada
Timmins
Dome Mine
Manitoba
Quebec
Ontario
Musselwhite Mine
Campbell Mine
Detour Lake Mine
WINNIPEG
THUNDER BAY
Dome Mine
U.S.A.
MONTREAL
TORONTO

Mineralisation

Dome Mine lies on the south limb of the Porcupine syncline in an area where the Keewatin volcanic rocks are overlain by the Timiskaming metasedimentary slates and conglomerates.

Mineralisation occurs mainly in association with structurally controlled quartz and quartz-ankerite veins.

Free gold occurs within veins containing accessory pyrite and pyrrhotite. Chalcopyrite, sphalerite and galena are less abundant and are indicators of gold mineralisation. Silver is recovered as a by-product at a ratio of one ounce of silver to six ounces of gold.

Exploration and Development

Exploration continues on surface and underground at Dome mine, and on the Dome, Preston and Paymaster properties. An option on the Vedron property extends the area of active exploration, and additional lands are optioned or being pursued. In 2001, approximately 75,000 metres were drilled at the Dome mine property of which 70% were on underground targets. Exploration drilling and development continues on various levels of the mine. The 2002 underground diamond drilling program calls for 44,000 metres to be drilled of which 48% is to be drilled underground, with the surface component remaining approximately the same as 2001, at 23,000 metres. Dome has increased its surface exploration effort with a more integrated approach and will continue exploration work within the combined Placer Dome and Kinross areas in the second half of 2002.

Mining and Processing

Mining Methods

Underground mining is currently underway down to a depth of 1,340 metres. The main production and service shaft is the No. 8 shaft which extends 1,650 metres in depth. In 2001, the proportion of underground ore provided by cut and fill mining was 4%, longhole mining provided 81% of the ore and development provided 15% of the ore.

The Dome open pit is being mined in three stages. Development of the final stage commenced in the summer of 1998. Mining is conducted using conventional open pit mining methods.

In 2001, the underground mine provided 2,116 tonnes per day and the open pit 9,180 tonnes per day. Open pit mineral reserves will be depleted in 2004. Stockpiled ore is expected to sustain mill operations until the year 2007. With completion of the joint venture with Kinross it is expected that the processing of ore will be extended beyond 2007.

Process Flowsheet

Gold is recovered using a combination of gravity concentration and cyanidation techniques. The flowsheet consists of primary crushing, secondary crushing, rod/ball mill grinding, gravity concentration, cyanide leaching, carbon-in-pulp gold recovery, stripping, electrowinning and refining. The current mill facilities process over 11,500 tonnes of ore per day.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at Dome have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

The closure plan for Dome was approved by the Ontario Ministry of Northern Development and Mines. As of 31 December 2001, reclamation and other post-closure costs for Dome were estimated at US$12 million of which US$8 million has been accrued through charges to earnings to date.

Golden Sunlight Mine

Overview

The wholly owned Golden Sunlight open pit gold mine is located in southwestern Montana, United States of America. The mine currently employs approximately 80 people. Mining from the open pit will be completed in the second quarter of 2003.

The proven and probable mineral reserves as of 31 December 2001 contained 233,000 ounces of gold (231,000 ounces proven and 2,000 ounces probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

With Golden Sunlight approaching the end of its mine life, gold production in 2001 of 195,507 ounces was 8% lower than 2000. Consistent with this decline, gold production in the first three months of 2002 of 23,306 ounces was 56% lower than the corresponding 2001 period. Initially, pit mining was planned for completion in early 2002, but now has been extended to the second quarter of 2003. Milling of stockpiled ore will essentially be completed by mid-2002 when the ramp pit will then go into production.

Summary of Golden Sunlight Operation

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	559	2,338	2,347	2,275
Grade (g/t)	1.7	3.2	3.4	2.4
Recovery (%)	76.2	80.9	82.0	82.5
Production (ozs)	23,306	195,507	212,266	144,801
Cash Costs (US$/oz) [(1)]	291	123	122	295
Total Costs (US$/oz)	322	249	243	380
Mine Operating Cash flow (US$m) [(2)]	1	32	36	5
Mine Operating Earnings (US$m)	-	5	4	(16)

(1) Effective 1 January 2002 Placer Dome is classifying amortisation of deferred stripping costs as cash costs instead of non-cash costs in accordance with the revised disclosures under the Gold Institutes standard. Prior years cash production costshave been restated for comparative purposes.

(2) Mine operating cash flow is comprised of mine earnings adjusted for noncash charges and changes in noncash working capital.

Property

The Golden Sunlight mine is located in Jefferson County in southwestern Montana. It is 55 kilometres east of Buttle and eight kilometres northeast of Whitehall.

Golden Sunlight has title to 301 unpatented mining claims. In addition, it owns 1,801 hectares of private land, and leases mineral rights to approximately 2,348 hectares of state and private land. Golden Sunlight also owns mineral rights to 718 hectares of land whose surface is controlled by the State of Montana.

Golden Sunlight Mine
Montana, U.S.A.


Butte
Golden Sunlight Mine


CANADA
Spokane
Great Falls
Missoula
Helena
Golden Sunlight Mine
Butte
Three Forks
Bozeman
Billings
Boise
0 150 km
Gasper



Mineralisation

The property lies on the eastern flank of a fault-bounded mountain range known as Bull Mountain.

Gold mineralisation in the main ore body, the Mineral Hill ore body, occurs within and around a 200 metre diameter breccia pipe which cuts the sedimentary and igneous rocks. Gold in this ore body occurs primarily as disseminated and structurally controlled micron-sized particles of free gold and gold tellurides. There are three satellite deposits, the East, North and Rattlesnake deposits, which are not included in the current mine plans.

Exploration and Development

No exploration or development activities are intended at Golden Sunlight during 2002.

Mining and Processing

<u>Mining Methods</u>

The Mineral Hill ore body is being mined in five mining stages by conventional open pit methods. Stage 1 through Stage 4 are completed. Stage 5a is the current ore pit with completion of mining scheduled during the second quarter of 2003. A decision was made in 1999 to curtail mining in the Stage 5b pit despite the fact that all government approvals have been issued. An evaluation indicated that the project would not be economic based on prevailing gold prices at that time.

Current mine plans do not include the development of the East, North and Rattlesnake heap leach deposits.

Process Flowsheet

The ore treatment plant is based on conventional carbon-in-pulp technology, with the addition of a Sand Tailing Retreatment (STR) gold recovery plant to recover gold that would otherwise be lost to tailing. The STR circuit removes the heavier gold bearing pyrite from the sand portion of the tailing by gravity separation. The gold is refined into doré at the mine. Tailing from the mill is discharged to an impoundment area where the solids are allowed to settle so the water can be reused. A cyanide recovery/destruction process was commissioned in 1998. It eliminates the hazard posed to wildlife at the tailing impoundment by lowering cyanide concentrations below 20 mg/l.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at Golden Sunlight have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

Except for the court decision described in section 2.17, where the Montana District Court ruled on 21 March 2002 that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act violates the Montana Constitution as it eliminates an effective reclamation tool, Placer Dome to the best of its knowledge is not aware of any other proposed regulatory changes that might materially affect the operations or the approved closure plan. The decision of the Montana District Court may increase the stringency of reclamation requirements under permits at the Golden Sunlight mine. Golden Sunlight is managing surface and groundwater contaminated by acid rock drainage from the open pit and waste dumps and cyanide, nutrients and metals from tailing pond seepage. Systems are in place or are being designed as part of closure activities to manage the water. Operation and maintenance of water collection, pumpback and treatment systems are expected to be required for many decades after mine closure.

Reclamation continues at a high priority level during 2002. Capping materials have been hauled, placed, and seeded, and vegetation is taking root in large areas within the east and west waste rock complexes. Test work is underway to identify the optimum method to reclaim the number 2 tailing pond. Lower cost water treatment systems will continue to be investigated in preparation for closure. Golden Sunlight is working with a local public liaison committee to establish guidelines for the use of mine resources for community economic development following closure of the mine.

The closure plan for Golden Sunlight was approved by the Montana Department of Environmental Quality. As of 31 December 2001, reclamation and other post-closure costs for Golden Sunlight were estimated at US$44 million of which US$40 million has been accrued through charges to earnings to date.

Musselwhite Mine

Overview

The Musselwhite underground gold mine, which is located in northwestern Ontario, Canada, started commercial production on 1 April 1997. The Musselwhite Joint Venture Agreement is between Placer Dome (68.1%) and TVX Newmont Americas (Canada) Holdings Inc. (31.9%). Two third-party royalties are applicable to the joint venture: one is 3.75% of net operating profit and the other is 5.00% of net profit. In addition to this Placer Dome carries separate royalty obligations of 1.84% NPI, 1% NPI and 1.2464% NPI. Musselwhite is a fly in / fly out operation with pickup points in Thunder Bay and five northern communities. The mine employs 297 full time employees and has 95 contract personnel providing support services.

Placer Dome's share of proven and probable mineral reserves as of 31 December 2001 contained 1,561,000 ounces of gold (1,281,000 ounces proven and 280,000 ounces probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

Placer Dome's share of production in 2001 was 158,988 ounces which was 5% lower than 2000 primarily due to a 9% decline in head grade. In the third quarter, mine production was hampered by the failures of several cement backfill pillars, and production from the affected areas was replaced with lower grade stopes and stockpiled ore. Mine production returned to normal levels by the end of the year.

Despite a 13% increase in grades, Placer Dome's share of production for the first quarter 2002 was 6% lower than the prior year period due to delays in stope availability. Accordingly, unit cash costs were higher, but are expected to decline with the commissioning of the underground conveyor in the second quarter of 2002. Implementation of the new conveyor system has also resulted in employee layoffs in April.

As of 31 March 2002, 1,071,047 ounces of gold have been produced since commencement of production on 1 April 1997. Musselwhite has an expected mine life of 9 years.

Summary of Musselwhite Operation(1)

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	181	878	838	830
Grade (g/t)	6.7	5.9	6.5	5.6
Recovery (%)	95.5	95.3	95.8	95.2
Production (ozs)	36,939	158,988	166,889	142,387
Cash Costs (US$/oz)	195	191	158	175
Total Costs (US$/oz)	260	265	231	281
Mine Operating Cash flow (US$m) (2)	1	13	17	14
Mine Operating Earnings (US$m)	1	1	7	(1)

(1) Placer Dome's share.
(2) Mine operating cash flow is comprised of mine earnings adjusted for noncash charges and changes in noncash working capital.

Property

The Musselwhite Mine is located on the southern shore of Opapimiskan Lake, 500 kilometres north of Thunder Bay in northwestern Ontario. Pickle Lake, the nearest town, is 103 kilometres to the south. The property consists of 1,057 units covering 16,952 hectares.


Kingfisher Lake
Weagamow Lake
Summer Beaver
Musselwhite Mine
Lansdowne House
Cat Lake
Pickle Lake
Mishkeegogamang

Musselwhite Mine
Ontario, Canada




Lake Winnipeg
MusselWhite Mine
Campbell Mine
Quebec
Ontario
Detour Lake Mine
WINNIPEG
THUNDER BAY
Dome Mine
U.S.A.
MONTREAL
TORONTO
0 150 300 km

Mineralisation

The Musselwhite Mine is an Archean greenstone deposit located in the Weagamow – North Caribou Greenstone Belt of the Sachigo Subprovince, of the Archean Superior Province. The largest deposit, the T-Antiform, is an antiformal wrinkle of the Northern Iron Formation which occurs within the hinge of the East Bay Syncline. The host rock to gold mineralisation is typically a grunerite – garnet – amphibole – chert iron formation. Mineralised zones are characterized by abundant pyrrhotite, quartz flooding and (rarely), visible gold.

Exploration and Development

The T-Antiform deposit is open to the northwest, and this area presents the most favourable potential for additional mineralisation. The Northern Iron Formation is the dominant host for mineralisation, however recent identification of mineralisation along the sub-parallel Southern Iron Formation suggests that there is good potential for the discovery of additional zones on the property.

Mining and Processing

The mining plan for the T-Antiform deposit now consists of 4 phases, organized according to depth from surface.

Phase 1 production began in 1997, during which the majority of the mineral reserves from surface to the 275 metre level were mined out at a rate 2,700 tonnes per day (t/d), increasing to 3,300 t/d with an expansion of the truck fleet.

Phase 2 production, consisting of mineral reserves between the 275 metre level and the 375 metre level, began in 2001, achieving a mining rate of 3,500t/d. Due to the increasing depth of the remaining mineral reserves, an underground crushing and conveying system has been installed at Musselwhite. With this system, the production rate is scheduled to increase to 4000t/d.

Phase 3 will include the mineral reserves between the 375 metre level and the 500 metre level. Development of this phase began in the final quarter of 2001 and will continue through all of 2002. Phase 3 production will commence by the beginning of 2003.

Phase 4 will include the remainder of the current mineral reserves from the 500 metre level to the 675 metre level.

Various other deposits including the PQ, Ester, West Anticline and Snoppy will be mined progressively from 2003 at rates of around 1000 t/d replacing declining production from the T-Antiform.

Process Flowsheet

The mill process consists of conventional gravity separation, cyanide leach and carbon-in-pulp processes to recover the gold from the ore. The tailing is treated at the mill using the Inco/SO_2 air process.

Mill production averaged 3,365 tonnes per day (t/d) during the first 5 years of operation. An expansion to 4,000 t/d began last year and is scheduled for completion in June 2002. The expansion consisted of installation of an underground crusher/conveyor system and upgrades to the underground pumping system and to the mill. Mill production is expected to be at 1,397,950 tonnes or 3,825t/d during 2002.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at Musselwhite have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

Although not required by law, Musselwhite operates in accordance with an agreement signed with four local First Nations communities. The original agreement was signed in 1992 and was revised in November 2001. The agreement now provides for more flexibility in the operation of the mine by removing a mill production cap while providing additional financial benefits and environmental oversight roles for the First Nations communities.

The closure plan for Musselwhite was approved by the Ontario Ministry of Northern Development and Mines but will be updated in 2002. Progressive reclamation is continuing with seeding of grasses. As of 31 December 2001, reclamation and other post-closure costs for Musselwhite were estimated at US$6 million. Of Placer Dome's 68% share (US$4 million), Placer Dome has accrued US$1 million through charges to earnings to date.

Bald Mountain Mine

Overview

Bald Mountain Mine, which is 100% owned by Placer Dome, is an open pit heap leach gold mine located in northeastern Nevada, United States of America and currently employs approximately 105 people. All mining claims within the land position have at least one royalty interest. A number of claim blocks have two royalties. The mine has a projected mine life of 2 years.

Proven and probable mineral reserves as of 31 December 2001 contained approximately 272,000 ounces of gold (all proven). For further information on mineral reserves and mineral resources, refer to section 2.6.

Production in 2001 was 108,393 ounces of gold which was down 19% compared to 2000. For the first quarter 2002 production was 32,344 ounces which was 30% higher than the previous corresponding period in 2001. As of 31 March 2002 close to 1,530,000 ounces of gold have been produced since commencement of commercial production.

Summary of Bald Mountain Operation

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	673	3,777	4,416	3,360
Grade (g/t)	1.6	1.5	1.6	2.0
Recovery (%)	64.1	65.3	65.9	67.0
Production (ozs)	32,344	108,393	134,469	105,475
Cash Costs (US$/oz) (1)	158	280	232	222
Total Costs (US$/oz)	221	365	296	304
Mine Operating Cash flow (US$m) (2)	3	7	8	3
Mine Operating Earnings (US$m)	2	(10)	(3)	(3)

(1) Effective 1 January 2002 Placer Dome is classifying amortisation of deferred stripping costs as cash costs instead of non-cash costs in accordance with the revised disclosures under the Gold Institutes standard. Prior years cash production costs have been restated for comparative purposes.

(2) Mine operating cash flow is comprised of mine earnings adjusted for non-cash charges and changes in noncash working capital.

Property

Bald Mountain Mine is located in White Pine County, northeastern Nevada. It is approximately 110 kilometres northwest of Ely, Nevada and 110 kilometres southeast of Elko, Nevada. Bald Mountain Mine owns approximately 4150 claims within the Bald Mountain Mining District and this area covers approximately 38,300 hectares.


Bald Mountain Mine
Nevada, U.S.A.
Elko
Carlin
Crescent Valley
Jiggs
Cortez
Bald Mountain Mine
Austin
Eureka
Ely
Boise
Idaho
Oregon
Medford
Winnemucca
Getchell Mine
California
Salt Lake City
Reno
Sacramento
San Francisco
Nevada
Utah
300 km
Bald Mountian Mine

Mineralisation

The Bald Mountain Mining District lies within the Southern Ruby Mountains of northeastern Nevada.

The Top deposit is the largest known resource in the district. Gold mineralisation is hosted in quartz feldspar porphyry and dolomites along the margin of the Bald Mountain stock.

The Bald Mountain Mining District contains more than 40 documented gold occurrences. At present various operators have mined nine of these deposits. Other lower grade deposits included in the mine plan are the Horseshoe and Galaxy deposits, located on the eastern flank of Little Bald Mountain. Gold in the Bald Mountain Mining District generally occurs as disseminated micron sized particles. Rare visible gold is seen in the eastern portion of the Top deposit. Presently, all ores that have been mined are oxidized.

Exploration and Development

Limited drilling is being performed in 2002 to delineate any remaining mineral resources adjacent to previously mined areas.

Mining and Processing

The Top Deposit

The Top deposit mine schedule includes 6 stages. An additional Stage 7 was not economic at gold price levels prevailing in 2001 but is currently under review. The total amount of material remaining to be mined in Stage 6 is estimated to be 2.2 million tonnes at 2.15 g/t gold and 7 million tonnes of waste. The ultimate pit will be approximately 340 metres deep. Mining of ore and waste averages 45,000 tonnes per day. The Top pit is being mined by conventional open pit mining methods.

Process Flowsheet

The ore treatment method is based on conventional heap leaching technology followed by carbon adsorption. The loaded carbon is shipped to Cortez where the gold is stripped from the carbon and refined into doré.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at Bald Mountain have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

The Bald Mountain Mine has a reclamation plan approved by the U.S. Department of Interior, Bureau of Land Management as well as an approved tentative permanent closure plan by the State of Nevada as part of its Water Pollution Control Permit that covers the entire mine area. Progressive reclamation is continuing with closure of several old heap leach pads. As of 31 December 2001, reclamation and other post-closure costs for Bald Mountain were estimated at US$8 million of which US$5 million has been accrued through charges to earnings to date. Bald Mountain is applying to the State for about a US$2 million bond release reflecting the significant reclamation already completed on the property.

2.8 Australian Operations

The following is a summary of Placer Dome's Australian operations. Further information on these operations can be found on Placer Dome's website www.placerdome.com.

Granny Smith Mine

Placer Dome is the owner (through a wholly owned subsidiary) of a 60% joint venture interest and is the operator of the Granny Smith open pit gold mine located in Western Australia. The remaining 40% joint venture interest is held by AurionGold (formerly Delta Gold Limited). The mine currently employs approximately 348 people, including 60 contractors, the majority of whom commute on a fly-in fly-out basis from Perth. Production by the Granny Smith Mine is subject to a 2.5% GSR royalty payable to the Western Australian Government.

Placer Dome's share of proven and probable mineral reserves at 31 December 2001 contained 1,527,000 ounces of gold (137,000 ounces proven and 1,390,000 ounces probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

During 2001, Granny Smith produced 347,177 ounces of gold. Placer Dome's share of production was 208,306 ounces which was 16% lower than 2000 due to lower head grades from the Sunrise pit and lower throughput as a result of an increase in ore hardness. Average cash and total costs were $167 and $181 per ounce for the year, respectively. Unit production costs improved by about 18% over 2000 due to cost reduction measures and efficiency improvements made in the year.

Placer Dome's share of production for the first quarter 2002 was 71,136 ounces at an average cash and total cost of $109 and $134 per ounce, respectively. Production was 64% higher than the prior year period, due to the commencement of production from the higher grade Wallaby deposit in the fourth quarter of 2001.

Summary of Granny Smith Operation(1)

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	586	2,180	2,435	2,483
Grade (g/t)	4.4	3.3	3.5	4.5
Recovery (%)	93.8	91.1	89.7	87.5
Production (ozs)	71,136	208,306	247,229	313,855
Cash Costs (US$/oz) (2)	109	170	207	98
Total Costs (US$/oz)	134	181	221	106
Mine Operating Cash flow (US$m) (3)	15	22	3	43
Mine Operating Earnings (US$m)	11	20	24	52

(1) Placer Dome's share.

(2) Effective 1 January 2002 Placer Dome is classifying amortisation of deferred stripping costs as cash costs instead of non-cash costs in accordance with the revised disclosures under the Gold Institutes standard. Prior years cash production costs have been restated for comparative purposes.

(3) Mine operating cash flow is comprised of mine earnings adjusted for non-cash charges and changes in non-cash working capital.

Property

Granny Smith is located 950 kilometres northeast of Perth and 23 kilometres south of Laverton in the state of Western Australia.

The property consists of 208 mining, exploration, prospecting and miscellaneous leases and lease applications covering an area of 1,292 square kilometres.

Granny Smith Mine Western Australia, Australia



Mount Malcolm
Laverton
Granny Smith Mine
Leonora
Lake Carey
Menzies
Kalgoorlie
Carnarvon
Meekatharra
Granny Smith Mine
Kulgera
Geraldton
Menzies
Kalgoorlie
Perth
0
400 km
Esperance
Albany
Southern Ocean

Mineralisation

The Granny Smith deposits are situated in the Eastern Goldfields within the Archaean greenstone belt of Western Australia.

The original Granny Smith operation consisted of three discontinuous deposits (Granny, Goanna and Windich). These deposits were depleted by 1995. Additional satellite deposits including Keringal and Jubilee have also since been depleted whilst ore production ceased at Sunrise. Ore production is currently sourced from the Wallaby deposit which is situated on the shore of Lake Carey, 11 kilometres south-west of the pre-existing Granny Smith mine.

Exploration and Development

Exploration continues at a high level within a 35 kilometre radius from Granny Smith. Regional exploration is focused on testing of oxide targets in the Exodus Joint Venture, at Mikado and Wilga Dam. Additional potential prospects are being investigated along the Barnicoat mineralized trend near Jubilee and Keringal. A focused exploration program is in progress to locate oxide mineral resources to complement the long-term Wallaby ore-feed. In addition conceptual geophysical targets around and beneath Granny Smith, Sunrise, Wallaby and other major mineralized areas are being investigated for high grade mineralisation types.

The discovery of the Wallaby deposit in 1998 has been followed by a successful delineation of further zones of mineralisation at depth. A total of five substantial flat mineralized zones and many minor zones have been delineated in drilling up to 1.6 kilometres below surface. Measured and indicated mineral resources (including proved and probable reserves) for the Wallaby deposit as at 31 December 2001 have been estimated at 47.1 million tonnes containing 2.8 grams of gold per tonne and inferred mineral resources estimated at 27.6 million tonnes containing 3.6 grams of gold per tonne. A scoping study has been completed to define parameters for potential underground development. This study suggests economic potential for underground extraction and work has now progressed to a detailed open pit/underground interface study designed to define the optimal development configuration.

Mining and Processing

Development of Wallaby began in October 2000 and production commenced in October 2001. The Wallaby deposit is currently being mined using traditional open pit methods. The open pit will be mined in three stages with completion of mining activity expected in 2007, after which stockpiled ore will be processed until 2010. Development of the underground mineral resource is currently being assessed and would extend mining beyond 2010 if proven economic. Stage 1 mining will be completed by the end of 2002, and Stage 2 development commenced in May 2002. Development of Stage 3 is scheduled for mid-2003.

The processing plant consists of crushing circuits for fresh and oxide ore followed by a semi autogenous grinding mill in closed circuit with a cone crusher, a ball mill, an agitation leaching and CIP circuit, tailings retreatment plant and a gold recovery plant with carbon reactivation. The plant has been upgraded in 2002 to treat the harder Wallaby ore. The upgrade involved an expanded hard ore crushing circuit including closed circuit screening, an expanded leach circuit, upgraded tailing retreatment plant and a tailing thickener. A replacement SAG mill has been installed to replace the existing mill which was exhibiting some cracking in the feed-end and discharge-end corners.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at Granny Smith have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations. Placer Dome is not aware of any proposed changes to environmental regulations that would materially affect the operations or the closure plan.

Granny Smith completed a comprehensive progressive rehabilitation plan of plant, mining and camp facilities in 2000. All permits are in place for the Wallaby expansion project.

Hypersaline water recovered from dewatering the Wallaby pit is being placed in some abandoned open pits with a limited, specified amount of water discharged to the adjacent saline Lake Carey. Monitoring is conducted to ensure that discharged water meets licence requirements.

Discussions are underway with local aboriginal groups as part of negotiations for a Wallaby Native Title agreement.

At 31 December 2001, reclamation and other post-closure costs for Granny Smith were estimated to be US$10 million. Of Placer Dome's 60% share (US$6 million), Placer Dome has accrued US$3 million through charges to earnings to date.

Osborne Mine

Overview

The Osborne underground copper-gold mine, 100% owned and operated by Placer Dome, is located in the state of Queensland in northeastern Australia. The mine employs approximately 293 people, including 62 contractors.

The proven and probable mineral reserves at 31 December 2001 contained 293,000 ounces of gold (225,000 ounces proven and 68,000 ounces probable) and 557 million pounds of copper (404 million pounds proven and 153 million pounds probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

Production in 2001 was 41,706 ounces of gold and 49,213 tonnes of copper (108.5 million lbs), up from 2000 due to increased copper and gold grades and higher gold recovery. Production in the first quarter 2002 was 8,269 ounces of gold and 25.7 million pounds of copper.

Summary of Osborne Operation

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	371	1,487	1,470	1,512
Grade - Copper (%)	3.3	3.5	3.4	2.9
Recovery - Copper (%)	95.2	95.6	96.2	95.4
Production – Copper (000 lbs)	25,660	108,496	104,519	93,139
Grade – Gold (g/t)	0.9	1.1	0.9	0.9
Recovery – Gold (%)	77.6	80.2	79.3	75.9
Production – Gold (ozs)	8,269	41,706	34,575	32,475
Cash Costs (US$/lbCu)	0.47	0.50	0.51	0.52
Total Costs (US$/lbCu)	0.57	0.62	0.74	0.75
Mine Operating Cash flow (US$m) (1)	-	41	16	17
Mine Operating Earnings (US$m)	3	12	7	(7)

(1) Mine operating cash flow is comprised of mine earnings adjusted for noncash charges and changes in noncash working capital.

Property

The Osborne mine is located 195 kilometres southeast of the inland city of Mount Isa and 720 kilometres west-southwest of the coastal city of Townsville, Queensland, Australia.


Osborne Mine
Queensland, Australia
Mount Isa
Cloncurry
Malbon
Duchess
Starra Mine
Dajarra
Chaisworth Station
Phosphate Hill Mine
Osborne Mine
Boulia
Queensland
Northern Territories
Cairns
Kidston Mine
Townsville
Great Barrier Reef
Cloncurry
Mt. Isa
Mackay
Rockhampton
Osborne Mine
Barcaldine
Roma
Brisbane

Mineralisation

Ore is currently sourced from the underground mine at a depth of up to 670 metres. The 1SS and 2S ore bodies are located in the Western domain of the deposit, approximately midway to the base of known economic mineralisation.

The majority of ore grade copper mineralisation is contained in chalcopyrite that occurs generally as very coarse grains within massive sulphide aggregates replacing silica flooded rocks.

Exploration and Development

Exploration in 2002 is aimed at generating and investigating targets within the immediate mine area, on the exploration leases surrounding the mine and within the district at large.

A prospectivity study began in early 2002 to review all previous prospects in light of the improved understanding of the geological structure and mineralisation controls at Osborne. This will form the basis for further exploration.

Mining and Processing

Access to the underground is via a 700 metre deep shaft and a decline. The decline provides equipment access to the underground workings and crusher station. Stoping methods vary depending on the ore profile and plunge within the deposit, and include panel stoping in the upper part of the ore body and uphole bench stoping at depth.

In 2001, the underground crusher station and hoisting system was in operation for the full year enabling the underground production of 1.49 million tonnes of ore for the year. Tonnes mined in 2002 are expected to be maintained at a similar level.

The processing plant includes a gyratory crusher, a secondary cone crusher, a rod mill/ball mill grinding circuit, Knelson gravity gold concentrator circuit and a copper flotation circuit. The concentrator produces a copper-gold concentrate and about 20% of the gold is produced from the gravity circuit in the form of dore.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at Osborne have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations. Three native title claims have been lodged in the district, including the Osborne Mine lease. Placer Dome has registered as an interested party to the claims pending determination by the Federal Court of Australia.

Progressive reclamation is continuing with seeding of the former waste rock dump and tailing dam face. As of 31 December 2001 reclamation and other post-closure costs for Osborne were estimated at US$4 million of which Placer Dome has accrued US$2 million through charges to earnings to date.

2.9 Papua New Guinea Operations

The following is a summary of Placer Dome's Papua New Guinea operations being the Porgera and Misima mines. Further information on these operations can be found on Placer Dome's website www.placerdome.com.

Porgera Mine

Placer Dome is the owner (through a wholly owned subsidiary) of a 50% joint venture interest and is the operator of the Porgera gold mine located in the highlands of Papua New Guinea ("PNG"). The remaining joint venture interests in the Porgera Joint Venture ("PJV") are held by AurionGold (formerly Goldfields Limited) (25%), Oil Search Limited (20%) and Enga Provincial government and landowners (5%). The workforce comprises about 2,000 employees of whom 89% are PNG nationals. In addition, there are approximately 500 contractors.

Production by the Porgera Mine is subject to a 2% NSR royalty payable to the National Government Department of Mines which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners.

Placer Dome's share of the proven and probable mineral reserves at 31 December 2001 contained 3,295,000 ounces of gold (2,652,000 ounces proven and 643,000 ounces probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

During 2001, the Porgera Mine produced 760,622 ounces of gold. Placer Dome's share of production was 380,311 ounces at an average cash and total cost of $179 and $250 per ounce, respectively. This was 16% below 2000 levels, though higher than expected, due to the depletion of open pit Stage 3 ore in mid-year and the transition to Stage 4 production. The increase in unit total cost reflects the lower production partially offset by lower depreciation resulting from the write-down recorded in 2000.

Placer Dome's share of production in the first quarter of 2002 was 85,887 ounces, 6% below 2001 levels due to lower throughput. Re-commencement of underground mining, which was suspended in 1997, is underway and is expected to contribute ore by the fourth quarter of this year.

Summary of Porgera Operation(1)

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	676	2,881	3,011	2,802
Grade (g/t)	4.6	4.9	5.8	5.4
Recovery (%)	83.4	81.6	78.9	77.9
Production (ozs)	85,887	380,311	455,217	377,377
Cash Costs (US$/oz) (2)	201	207	174	226
Total Costs (US$/oz)	304	250	236	295
Mine Operating Earnings (US$m) (3)	8	67	82	34
Mine Operating Earnings (US$m)	2	8	19	(6)

(1) Placer Dome's share.
(2) Effective 1 January 2002 Placer Dome is classifying amortisation of deferred stripping costs as cash costs instead of non-cash costs in accordance with the revised disclosures under the Gold Institutes standard. Prior years cash production costs have been restated for comparative purposes.
(3) Mine operating cash flow is comprised of mine earnings adjusted for noncash charges and changesin non-cash working capital.

Property

The Porgera deposit is located in Enga Province in the highlands of PNG, about 130 kilometres west of the established town of Mount Hagen, 600 kilometres northwest of Port Moresby, and about 680 kilometres by road from the coastal port of Lae.

The Special Mining Lease ("SML"), which expires in 2019, encompasses approximately 2,240 hectares including the mine area and the areas in which the project infrastructure is located.


Porgera Mine
Papua New Guinea
Sisimin
Wankipe
Wabag
Ok Tedi Mine
Porgera Mine
Mt. Hagen
Nomad Govt Station
Indonesia
Maka
Tiumsinawam
Boboa Govt Station
Miwa
Kusikina
Papua
New Guinea
0
100 km
Obo Govt Station
Gulf of Papua
Wewak
Bismarck Sea
Porgera Mine
Madang
Kimbe
Papua
New Guinea
Mount Hagen
Lae
0
200 km
Gulf of Papua
Daru
Port Moresby
Misima
Australia
Pacific Ocean
Weipa

Mineralisation

Mineralisation occurs within the Porgera intrusive complex, around the margins of, and within, the intrusive bodies. The mineralisation is primarily associated with three dominant structural trends: the Roamane Fault, the Hanging Wall Shear Zone and the Footwall Splay Zone. Four precious metal associations have been recognised as part of the mineralizing events: (1) auriferous pyrite, sphalerite, galena; (2) coarse euhedral auriferous pyrite; (3) fine anhedral, auriferous, arsenical pyrite; and (4) gold, electrum.

Exploration and Development

Exploration in 2001 succeeded in upgrading underground mineral resources to probable mineral reserves in three zones (North Zone, Central Zone and Eastern Deeps) and in 2002/2003 continue to further define these mineral resources. In-pit exploration has effectively ceased.

Exploration drilling in 2002/2003 will also concentrate on the preliminary evaluation and upgrading of additional potential underground mineral resources which lie outside the current pit shell and have potential for underground extraction.

Mining and Processing

The Porgera deposit is currently being extracted using open pit mining methods, using a 5-stage development sequence. Currently ore is being mined from Stage 4, and waste is being mined from Stage 5. An underground operation has recommenced in 2002 to access mineral reserves that are below and to the north of the open pit mineral reserves. The underground operation will contribute ore from the fourth quarter 2002 through to 2005.

The Porgera process plant consists of a primary gyratory crusher, SAG and ball milling facilities and recycle crushers, gravity gold recovery and a flotation circuit. Flotation concentrates are processed in pressure oxidation autoclaves, followed by a leach and CIP circuit and gold recovery from carbon. Additional facilities include oxygen generation, tailing treatment and a lime production plant.

Environmental and Closure Aspects

The mine follows a government approved Environmental Management and Monitoring Program. During 2001 and to date in 2002 activities at Porgera have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations. During 2000 the PNG Parliament passed a new Environmental Act. Regulations for the new Act are presently being drafted. It cannot be determined whether the new regulations will affect current PNG operations or the existing environmental criteria under which Porgera operates. However, any changes to environmental compliance requirements for the operation may result in increased capital or operating costs for the PJV.

The Porgera Mine is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. In such conditions construction of a tailings impoundment would have been very difficult and the risk of an engineering failure high. Therefore the PNG Government approved riverine disposal as the most appropriate method for treated tailing and soft incompetent waste rock. Competent rock is stored in stable waste dumps. The stability of the waste dumps is subject to ongoing monitoring.

In 1996 an independent study was undertaken by the Commonwealth Scientific & Industrial Research Organisation ("CSIRO"), an Australian based independent research organisation, to assess the mine's impact on the downstream river system and local people. The study resulted in a report titled "Review of Riverine Impacts". The report made certain recommendations to the PJV that have either been implemented or are in the advanced stages of implementation. A few have been rejected due to their impracticality. Monitoring and special studies of the downstream river environment are continuing.

An advisory group, called the Porgera Environmental Advisory Komiti ("PEAK"), was formed as a result of the CSIRO recommendations. PEAK comprises representatives from the PNG government, PNG and international NGO groups, Placer PNG and independent technical experts. The primary function of PEAK is to enhance understanding and provide transparency of Porgera's environmental (physical and social) issues with external stakeholders and to assist in reviewing its environmental performance and public accountability. The closure plan for Porgera, incorporating both environmental and social aspects, will be updated in 2002. Stable waste rock dumps are being capped to reduce water infiltration and to serve as a root zone for revegetation.

Porgera is operated in an evolving social culture. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of the community. Refer to section 4.4 for further discussion of these issues.

At 31 December 2001, reclamation and other post-closure costs for Porgera were estimated to be US$34 million. Of Placer Dome's 50% share (US$17 million), Placer Dome has accrued US$3 million through charges to earnings to date.

Misima Mine

Overview

The Misima open pit gold and silver mine is located on Misima Island in eastern PNG. The mine is owned and operated by Misima Mines Limited (MML), which is owned by Placer Niugini Limited (80%), a wholly-owned subsidiary of Placer Dome, and Oil Search Limited (20%). Production at Misima is subject to Government and Shareholders' GSR royalties of 2.0% and 3.0% respectively.

Placer Dome's share of the proven and probable mineral reserves at Misima at 31 December 2001 contained 262,000 ounces of gold (all proven) and 2,967,000 ounces of silver (all proven). For further information on mineral reserves and mineral resources, refer to section 2.6.

Mining was completed at the Misima Mine on 26 May 2001, due to the depletion of mineral reserves, and production for the remainder of the mine's life will come from the processing of low grade stockpiled ore. Stockpile milling is anticipated to continue into 2004.

Production in 2001 was 166,603 ounces of gold and 653,230 ounces of silver with Placer Dome's share of production being 133,282 ounces of gold and 522,584 ounces of silver. Despite a 23% decrease in production, cash and total costs per ounce for the year were 21% and 25% lower than 2000 due to cost control measures undertaken during the wind-up phase and lower depreciation associated with the ceased mining activity.

Summary of Misima Operation (1)

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	1,178	4,590	4,869	4,994
Grade (g/t)	0.8	1.0	1.2	1.1
Recovery (%)	88.5	89.1	90.7	90.7
Gold Production (ozs)	28,818	133,282	174,210	158,502
Silver Production (ozs)	147,200	522,584	616,000	505,600
Cash Costs (US$/oz)	182	186	234	253
Total Costs (US$/oz)	207	218	289	317
Mine Operating Cash flow (US$m) (2)	3	5	16	26
Mine Operating Earnings (US$m)	3	8	(1)	(5)

(1) Placer Dome's share.
(2) Mine operating cash flow is comprised of mine earnings adjustd for non-cash charges and changes in noncash working capital.

Property

Misima Island is approximately 200 kilometres east of the PNG mainland. The property consists of two contiguous mining leases and two contiguous exploration leases.

Misima Mine
Papua New Guinea


Pacific Ocean
Misima Island
Misima Mine
0 20 km


Wewak
Porgera Mine
Madang
Kimbe
Mount Hagen
Lae
0 200 km
Daru
Port Moresby
Weipa
Pacific Ocean
Misima Mine



Mineralisation

The gold and silver bearing minerals in the main Umuna and Ewatinona ore deposits are microscopic and are typically accompanied by abundant quartz and/or calcite, pyrite, clay minerals and iron-manganese oxides.

Exploration and Development

No exploration activities at Misima are intended for 2002.

Mining and Processing

No further mining is currently being undertaken with milling of stockpiled ore to continue to 2004.

Run-of-mine material goes directly into the crushing and grinding circuit. The grinding product is leached and the dissolved metal is recovered in a conventional CIP process. The metal stripped from the carbon is precipitated with zinc and subsequently refined to doré.

The tailing is pre-treated to recover reagents and reduce dissolved metal concentrations in the tailing discharge, and then diluted 15:1 with seawater. The diluted tailing has residual effluent concentrations that meet the criteria for ocean discharge and is discharged at a depth of 100 metres into a 1,500-metre deep ocean basin.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at Misima have continued to be in compliance in all material respects with applicable corporate standards and environmental regulations except for a split in the submarine tailing outfall, at a depth of about 14 metres, 90 metres from shore which was found in late December 2001. Monitoring showed the receiving water at the compliance points continued to meet regulatory requirements. The pipeline was repaired in March 2002.

The Misima Mine is located on a relatively small island lacking arable land and subject to seismic activity and high rainfall. Similar to Porgera, in such conditions construction of a tailings impoundment would have been very difficult and the risk of an engineering failure and impact on arable land and on local people high. Therefore the PNG Government approved submarine disposal as the most appropriate method for treated tailing and soft incompetent waste rock. Competent rock is stored in stable waste dumps. The waste rock dumps are being capped to reduce water infiltration and to provide a root zone for revegetation.

The potential impacts of submarine and soft waste disposal on the near shore and deep marine environment are assessed as part of routine and special monitoring programs. Progressive rehabilitation of mined areas and dumps has been an ongoing aspect of the mining operation.

At 31 December 2001, reclamation and other post-closure costs for Misima were estimated to be US$8 million of which US$5 million has been accrued through charges to earnings to date. A Misima Mine Closure Committee was formed in 2001 comprised of national and provincial governments, landowners and other representatives to assist in planning closure. The closure plan for Misima will be updated in 2002 to reflect input from that group.

2.10 South African Operations

The following is a summary of Placer Dome's South African operations which comprise the South Deep Mine. Further information on these operations can be found on Placer Dome's website www.placerdome.com.

South Deep Mine

The South Deep Mine, an underground gold mine located in the Witwatersrand Basin in the Republic of South Africa, is operated by the Placer Dome Western Areas Joint Venture ("PDWAJV"), a 50:50 joint venture owned by Placer Dome and Western Areas Limited ("Western Areas"). Placer Dome's share of production from South Deep is subject to payments to Western Areas of 1.75% on revenues on 50% of annual production for the life of the mine, plus an additional 1.75% on revenues on 50% of annual production exceeding one million ounces. The mine employs approximately 4,974 in service employees and 2,142 contractors.

Placer Dome's share of the proven and probable mineral reserves as of 31 December 2001 contained 28,856,000 ounces, (1,838,000 ounces proven and 27,018,000 ounces probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

During 2001, the mine produced 342,252 ounces of gold. Placer Dome's share of gold production was 171,126 ounces at an average cash and total cost of US$196 and US$235 per ounce, respectively. Placer Dome's share of production in 2001 was 5% higher than 2000 due to higher throughput. Despite the increased production and the favourable impact of a weakening Rand relative to the U.S. dollar, unit cash costs were 2% higher than 2000. The higher than expected costs resulted from production in the second quarter being disrupted by a labour dispute that was settled after a 5-day strike, the slower build-up of production from the more efficient trackless areas than originally projected, as well as processing higher throughput at lower grades. A labour contract offer was presented to South Africa's National Union of

Mineworkers in July 2001 and was accepted by its members in August 2001. This agreement remains in effect until the end of June 2003.

For the first quarter of 2002 Placer Dome's share of production was 45,397 ounces, 20% higher than the prior year period due to higher throughput, partially offset by lower grades. Unit cash and total production costs declined by about 14% to US$170 and US$202 per ounce respectively, due to the increased production and the favourable impact of a weakening Rand relative to the U.S. dollar, which declined in value by about 40% over the 12-month period ended 31 March 2002. During the quarter, a review of the organisational structure and business processes at South Deep has resulted in some restructuring of personnel at the minesite.

Work is continuing on the development of the South Deep Twin Shaft project. The current plan will see the main shaft completed and commissioned in the second half of 2003 and the vent shaft commissioned by the fourth quarter of 2003. Construction of the new 7,350 tonnes per day mill is on schedule and will be commissioned in the second quarter of 2002. The initial life of mine plan had estimated completion of the project by the end of 2003, however delays have been encountered due to poor ground conditions, and bottlenecks in construction and development activities.

Summary of South Deep Operation (1)

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	198	678	609	508
Grade (g/t)	7.4	8.1	8.5	7.8
Recovery (%)	97.2	97.2	97.5	97.4
Production (ozs)	45,397	171,126	162,628	124,682
Cash Costs (US$/oz)	170	196	193	259
Total Costs (US$/oz)	202	235	220	274
Mine Operating Cash flow (US$m) (2)	4	15	10	(4)
Mine Operating Earnings (US$m)	3	5	8	-

(1) Placer Dome's share.
(2) Mine operating cash flow is comprised of mine earningsadjusted for non-cash charges and changes in non cash working capital.

Property

The South Deep Mine is located in the Witwatersrand Basin near the town of Westonaria, approximately 42 kilometres southwest of the city of Johannesburg in the Republic of South Africa.

The property covers an area of 2,695 hectares of surface (freehold) land and 3,563 hectares of continuous mineral rights. In April 2002, the South African government Department of Minerals and Energy (the "DME") published a redrafted Mineral and Petroleum Resources Development Bill (the "Draft Bill") for comment by stakeholders, after a first version was released in December 2000. The significant parts of the Draft Bill include amendments to the ownership structure of mineral rights as well as the ownership of unutilized mineral rights. Placer Dome will continue to monitor the progress of the Draft Bill and assess its impact on the operations of South Deep.

South Deep Mine
South Africa


Rustenburg
Pretoria
Johannesburg
Randfontein
South Deep Mine
Potchefstroom
Vereeniging
0
50 km
Windhoek
BOTSWANA
NAMIBIA
Gaborone
Pretoria
South Deep Mine
Maputo
Mbabane
Atlantic Ocean
Maseru
Durban
SOUTH AFRICA
LESOTHO
Indian Ocean
Cap Town
0 km
600 km

Mineralisation

The South Deep Mine is situated on the Far West Rand Goldfield of the Witwatersrand Basin.

The economic targets are the Ventersdorp Contact Reef ("VCR") and the Upper Elsburg reefs. Quartz is the predominant mineral in the assemblage, with chlorite and pyrite as secondary minerals within the VCR and Elsburg reefs. Gold is primarily associated with pyrite, which occurs as nodular buckshot or as disseminated pyrite. Up to 40% of the gold is recoverable as free gold using gravity separation in the metallurgical plant. Current mill feed by gold content is supplied 25% from the VCR and 75% from the Upper Elsburg reefs.

Exploration and Development

No exploration outside the mining property was conducted in 2001 or is being conducted in 2002 due to the extensive level of the mineral reserves. Underground development drilling is done throughout the mine to establish geological information and grade distributions in the existing zones.

Mining and Processing

Current mining operations consist of a single six-compartment shaft ("main shaft") from surface to 50 Level (1,303 metres below surface). There are two sub-vertical shafts adjacent to the main shaft on 50 Level that service 70 to 95 Levels (1,938 and 2,692 metres below surface, respectively). The ore is mined by conventional underground longwall mining methods (approximately 56%) and mechanized drift and fill trackless methods (44%). South Deep's lowest workings are currently at a depth of 2,692 metres below collar. The virgin rock temperature ("VRT") of 49.5 degrees Celsius is extensively cooled by means of site-specific refrigeration, both closed loop coil cars and open spray bulk air coolers.

The ore is currently processed by a conventional Merrill-Crowe circuit consisting of three stages of crushing, two stages of milling with gravity gold recovery in the milling circuit, thickening, cyanide leaching, drum filtration and gold recovery by zinc precipitation. The existing plant has a processing capacity of about 4,400 tonnes per day. During 2002, a new 7,350 tonnes per day plant will be commissioned. The new plant will consist of a two stage milling circuit inclusive of leach reactors and a pump cell CIP plant.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at South Deep continue to be, in compliance in all material respects with applicable corporate standards and South African environmental regulations, although the mine is currently discharging excess mine water on surface. The applicable water permit is still in the process of being reviewed with the relevant government authority. PDWAJV is not aware of any proposed changes to standards or regulations that would materially affect the operations or the approved closure plan.

Employees of the South Deep Mine exhibit a high HIV/AIDS infection rate similar to other mines in South Africa. The South Deep Mine has an active HIV/AIDS awareness and prevention program for its employees. The mine also implemented the Care project in partnership with a Canadian government donor agency, an African employment agency and governments to assist workers that were retrenched in 1999 to become economically active. The program is being expanded to provide HIV/AIDS counseling and services to the retrenched workers and their families; the program won a World Bank award in January 2002.

At 31 December 2001, reclamation and other post-closure costs for South Deep were estimated to be US$20 million. Of Placer Dome's 50% share (US$10 million), Placer Dome has accrued US$0.5 million through charges to earnings to date.

2.11 South American Operations

The following is a summary of Placer Dome's South American operations which include the Zaldivar and La Coipa mines. Further information on these operations can be found on Placer Dome's website www.placerdome.com.

Zaldivar Mine

Placer Dome owns 100% of the Zaldivar open pit copper mine located in northern Chile. Zaldivar employs approximately 750 people of whom 715 are permanent employees and 35 are under temporary work contracts. There are currently over 800 contractors working at Zaldivar on construction projects, operations and associated services.

The proven and probable mineral reserves as of 31 December 2001 contained 8,393 million pounds (3,807,000 tonnes) of copper (2,751 million pounds proven and 5,642 million pounds probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

In 2001, the mine produced 308.7 million pounds of copper (140,000 tonnes) consisting of 98% copper cathodes and the remainder as copper contained in flotation concentrate. The average cash and total production cost for the year was US$0.42 and US$0.56 per pound, respectively. Copper production in 2001 declined by 5% compared with 2000 due primarily to lower recovery caused by the higher amount of sulphide ore. The final stages of the change over to dynamic stacking/leaching are nearing completion with the commissioning of the bucket wheel reclaim system and associated conveyors in the fourth quarter of 2001.

Cathode quality remained high throughout 2001 as 97% of Zaldivar's production met LME Grade "A" standards. This performance continues to be recognized through the registration of the "Zaldivar" brand cathode by the London Metals Exchange. Run-of-mine dump leaching was initiated in 2001 and will continue during the mine life contributing on average 12% of the cathode copper.

Copper production for the first quarter of 2002 increased by 10% to 80.8 million pounds due to higher recovery.

Summary of Zaldivar Operation(1)

	Q1 2002	2001	2000	1999(2)
Mill Feed (000s tonnes)	4,134	16,458	16,458	7,854
Grade (%)	1.2	1.2	1.2	1.3
Recovery (%)	76.8	69.6	73.7	80.3
Production (000 lbs)	80,821	308,664	325,691	173,924
Cash Costs (US$/lbCu)	0.39	0.42	0.41	0.39
Total Costs (US$/lbCu)	0.55	0.56	0.59	0.61
Mine Operating Cash flow (US$m) (3)	7	95	136	-
Mine Operating Earnings (US$m)	13	50	83	3

(1) Placer Dome's share.

(2) Placer Dome's ownership interest in Zaldivar during 1999 was 50%. On 13 December 1999, the Corporation increased its ownership in the Zaldivar copper mine in Chile to 100% by acquiring the remaining 50% of Compañia Minera Zaldivar.

(3) Mine operating cash flow is comprised of mine earnings adjusted for non-cash charges and changes in non-cash working capital.

Property

The Zaldivar Mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometres north of Santiago and 175 kilometres southeast of the port city of Antofagasta. The property is within a 1,240 hectare claim area covered by 247 patented mineral claims.

Zaldivar Mine
Chile



Antofagasta
La Negra
Cerro Negro
Paradero
Barazarte
Yungay
Zaldivar Mine
LaCaile
Antofagasta
SALAR DE
ATACAMA
Zaldivar Mine
La Caile
Catalina
Pacific Ocean
Salta
Argentina
Chile
Chanaral
La Coipa Mine
Caldera
Tucuman
Angostura
Copiapo
0
150 km

Mineralisation

The Zaldivar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit.

The Zaldivar orebody contains both sulphide and oxide copper mineralisation. The economically important mineralisation types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralisation type of combined sulphide and oxide copper minerals.

Exploration and Development

During 2001, Zaldivar completed an optimization study to review the feasibility to expand production. The study concluded that, although a moderate expansion is possible, the capital requirement does not meet investment criteria in today's market conditions. Zaldivar will focus on improvements to the existing circuit and continue as a long-life low-cost producer.

In pit drilling was performed during 2001 to better define the mineral reserves contained in mining stages 4, 6 and 7. Mining of stage 4 will commence in 2002.

Mining and Processing

The open pit contemplates mining in seven remaining stages, referred to as Stage 2 through to Stage 8 with ore production currently coming from the Main Zone Stages 2 and 3 pits. Conventional methods of open pit mining are used.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution. In 2001, run-of mine dump leaching, which uses low grade material direct from the mine, was also implemented. A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper. The electrowinning plant has a design capacity of 125,000 tonnes (275.3 million pounds) per year. Improvements and fine tuning have raised capacity to close to 17% over the original. A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at Zaldivar have been compliance in all material respects with applicable corporate standards and environmental regulations. Placer Dome is not aware of any proposed changes to these standards or regulations that would materially affect the operations.

In 2001 Zaldivar concluded an agreement for the sale of excess water rights from Zaldivar to the nearby Escondida Mine.

At 31 December 2001, reclamation and other post-closure costs for Zaldivar were estimated to be US$35 million of which US$12 million has been accrued through charges to earnings to date.

La Coipa Mine

Overview

The La Coipa open pit gold and silver mine is located in northern Chile. The mine is owned and operated by Compañia Minera Mantos de Oro (MDO), a Chilean company in which Placer Dome has a 50% joint venture interest through a wholly owned subsidiary. TVX/ Newmont Americas Inc. holds the remaining interest. The mine employs approximately 440 people and has a projected mine life of 7 years.

Placer Dome's share of proven and probable mineral reserves as of 31 December 2001 contained 798,000 ounces of gold (627,000 ounces proven and 171,000 ounces probable) and 38,127,000 ounces of silver (31,4705,000 ounces proven and 6,422,000 ounces probable). For further information on mineral reserves and mineral resources, refer to section 2.6.

Production in 2001 was 116,849 ounces of gold and 12 million ounces of silver, with Placer Dome's share of production being 58,425 ounces of gold and 6 million ounces of silver. Gold production decreased and silver production increased relative to 2000, due to the completion of production from the deeper gold-bearing sediments in Ladera Farellon.

Summary of La Coipa Operation(1)

	Q1 2002	2001	2000	1999
Mill Feed (000s tonnes)	**766**	**3,174**	**3,006**	**2,356**
Grade – Gold (g/t)	1.0	0.7	0.8	0.6
Recovery – Gold (%)	83.9	82.4	83.4	84.1
Production – Gold (ozs)	**20,525**	**58,425**	**76,141**	**40,346**
Grade – Silver (g/t)	58.7	90.1	89.9	178.0
Recovery – Silver (%)	67.6	65.9	63.3	76.3
Production – Silver (000 ozs)	**1,000**	**6,060**	**5,553**	**10,285**
Cash Costs (US$/oz)(2)	216	204	226	162
Total Costs (US$/oz)(2)	300	297	298	253
Mine Operating Cash flow (US$m)(3)	3	13	10	34
Mine Operating Earnings (US$m)	-	(4)	(3)	6

(1) Placer Dome's share.

(2) Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold.
(3) Mine operating cash flow is comprised of mine earnings adjusted for noncash charges and changes in noncash working capital.

Property

La Coipa Mine is located in northern Chile, approximately 1,000 kilometres north of Santiago and 140 kilometres northeast of the community of Copiapó which is the principal city in the region.

La Coipa Mine Chile


Potrerillos
Inca de Oro
La Coipa Mine
Carrera Pinto
Copiapo
Paipote
Antofagasta
SALAR DE ATACAMA
Zaldivar Mine
Pacific Ocean
Catalina
Salta
Argentina
Chile
Chanaral
La Coipa Mine
Caldera
Angostura
Tucuman
0
150 km

Mineralisation

The property is located in the northern Chilean Tertiary volcanic belt generally known as the Maricunga belt.

The operation consists of five deposits known as Ladera/Farellon, Farellon Bajo, Coipa Norte, Brecha Norte and Can-Can. The processing plant is located near Ladera/Farellon because the ore deposits comprised the majority of the original mining reserve. The Coipa Norte deposit is located about three kilometres north of Ladera/Farellon, the Brecha Norte deposit is located northeast of the Coipa Norte deposits.

Gold occurs in silica-alunite with secondary oxides and minor in jarosite. Silver occurs in native form and as halides. Anomalous amounts of copper, lead, zinc, arsenic and mercury are also present.

Exploration and Development

Exploration expenses for 2002 are planned at US$1.5 million, including drilling in the Puren Property currently under an exploration agreement with Codelco. While negotiations continue for other properties, this plan does not include any activities in these areas.

Mining and Processing

Open Pit Mining

Conventional open pit mining methods and equipment are used to mine all ore and waste.

Production from La Coipa recommenced in the third quarter 1999, after concluding the exploitation of the Chimberos silver deposit, mainly from the Coipa Norte orebody. Mining of the Brecha Norte orebody will start in stage one in 2002 and finish in 2004. The Can-Can open pit orebody will be mined during 2006.

In 2002, mine production will come from three separate pits. Farellon Bajo will be depleted in the first quarter, Brecha Norte will commence production in the year, and Coipa Norte Stages 3 and 4 will be in various stages of development and ore production throughout the year.

Process Flowsheet

The processing plant consists of primary crushing, a precrushing circuit, SABC grinding circuit, leaching by agitation, filtering and washing, Merrill-Crowe plant and dore refinery. Tailings are filtered to recover excess water as well as residual cyanide and metal credits.

Environmental and Closure Aspects

During 2001 and to date in 2002 activities at La Coipa have been in compliance in all material respects with applicable corporate standards and environmental regulations.

La Coipa has implemented mercury control programs since the mid-1990s. During the first quarter of 1998 a new plan for Merrill-Crowe precipitate management was implemented consisting of mercury recovery through advanced-design retort-condensors. With the start-up of this pyrometallurgical process, La Coipa has fulfilled short, medium and long-term commitments contained in plans presented to the regulatory authorities.

At the end of 1995, traces of mercury and cyanide were found in piezometers downstream of the tailing deposit. A groundwater remediation project was implemented to control seepage from the tailing deposit and to minimize its impact on the La Coipa ravine aquifer. Groundwater is recovered, treated and re-injecting into the groundwater aquifer. This system has been successful in mitigating the downstream advance of contaminants and will be operated until contaminants have been removed from the aquifer.

At 31 December 2001, reclamation and other post-closure costs for La Coipa were estimated to be US$16 million. Of Placer Dome's 50% share (US$8 million), Placer Dome has accrued US$4 million through charges to earnings to date.

2.12 Other Properties

The following is a summary of Placer Dome's other major properties of interest including exploration interests. Further information on these properties can be found on Placer Dome's website www.placerdome.com.

Getchell

Getchell Gold Corporation was acquired by Placer Dome in May 1999, resulting in Placer Dome owning 100% of the Getchell gold property. The Getchell property is located in the Potosi Mining District, Humboldt County, Nevada, United States of America. Mineralisation is high grade Carlin-style. The project hosts measured and indicated mineral resources totaling 6,882,000 contained ounces (3,426,000 ounces measured and 3,456,000 ounces indicated) and inferred mineral resources of 2,708,000 contained ounces. Exploration drilling is continuing to delineate high grade mineralisation. Gold mining from Turquoise Ridge was suspended July 1999 in order to reassess the processing method and to advance with exploration of the deposit and in February 2001 all mining operations were suspended. In February 2002, the mine was put on care and maintenance with a remaining crew of approximately 40 employees. An agreement has been entered into to sell surface stockpiled ore to Newmont Mining Corporation for processing at its nearby Twin Creeks facility, with delivery taking place during 2002. Getchell's status as a non-operating mine will be reviewed if the gold price environment improves sufficiently.

Placer Dome is studying the leaching potential of the mining waste. At 31 December 2001, reclamation and other post-closure costs for Getchell were estimated to be US$28 million, which have been fully accrued through charges to earnings to date.

Pueblo Viejo

The Pueblo Viejo property is located in the Dominican Republic. It is a well-known high sulphide epithermal deposit which produced about five million ounces of gold and 22 million ounces of silver over a 25-year period. The mine was shut down and put on care and maintenance in 1999 after the oxide portion of the deposit was exhausted and the oxide/sulfide transition material proved to be uneconomic using conventional cyanidation processes.

Placer Dome has been awarded the exclusive rights to the project and is now awaiting final approval from the government to proceed. A pre-feasibility study will commence once final approval is granted. Pueblo Viejo is estimated to contain indicated gold mineral resources of 16,820,000 ounces and a further 4,763,000 ounces of inferred gold mineral resources (at a 2 grams per tonne gold cut-off), as well as significant by-product credits for silver and zinc. Refer to the mineral resource tables in section 2.6 for more details. The government of the Dominican Republic has assumed liability for acid rock drainage and other historic environmental liabilities from the previous mining activities on the property.

Aldebaran

The Aldebaran property is located in central Chile. It is a gold/copper porphyry-style deposit. Placer Dome has a 51% indirect ownership interest with Bema Gold Corporation (24%) and Arizona Star Resource Corp (25%) owning the balance. Placer Dome's ownership interest is subject to certain obligations under the terms of a shareholders agreement. Placer Dome's share of gold mineral resources is estimated to be 12,963,000 contained ounces measured and indicated mineral resources (2,493,000 ounces measured and 10,454,000 ounces indicated) and a further 1,768,000 contained ounces inferred. The project also contains 3,233 million pounds of copper in measured and indicated mineral resources. Refer to the mineral resource tables in section 2.6 for more details. A feasibility study and an environmental impact assessment have been completed, sufficient water rights have been obtained and the required permits from the local authorities have been received. Development of the project is on hold pending improved metal prices.

Donlin Creek

Donlin Creek is located in western Alaska. It is an intrusive related gold mineralisation system. NovaGold Resources is earning into a joint venture on the project by spending US$10 million to earn a 70% interest. The property contains an estimated 6,896,000 ounces of measured and indicated mineral resources (2,143,000 ounces measured and 4,764,000 indicated) and an additional 6,023,000 ounces of inferred mineral resources, based on Placer Dome's work through 2001. Refer to the mineral resource tables in section 2.6 for more details. NovaGold has released larger mineral resource numbers, based on its on-going pre-feasibility drilling campaign. Placer Dome has an option to back-in for a 70% interest in the project, if NovaGold completes its earn-in.

Mt. Milligan

Mt. Milligan is located in central British Columbia. Mineralisation is copper/gold porphyry in style. The property contains measured and indicated mineral resources of 5,888,000 ounces (2,639,000 measured and 3,187,000 ounces indicated) and an additional 428,000 ounces inferred. Refer to the mineral resource tables in section 2.6 for more details. The property is owned 100% and a feasibility study has been completed. Marginal economics have stalled the project, but new metallurgical techniques, and/or improving metal prices could move the project on to a development track.

Other Properties

The following table provides a summary of selected exploration properties in which Placer Dome has an interest.

Name	Location	% Ownership	Stage	Comments
Baguamiao	China	Incorporated joint venture with a right 100% of profits net of annual payments and royalties to Chinese joint venturers	Mid	Geophysical surveys followed by drilling to be carried out in 2002
Binduli	Western Australia	Earning 60%, then to 75% if joint venturer elects not to contribute	Mid	Targeting deeper higher grade mineralisation with geophysical surveys followed by drilling during 2002
Meratus	Indonesia	Earning 60%	Early	3 promising new target areas to be drilled in 2002
El Malacate	Mexico	Earning 70%	Early	Using geological mapping to refine drill targets and drill-testing these targets in 2002
South Carlin	Nevada	Earning 70%	Early	Geophysical and geochemical surveys are being developed with targets being drill tested in 2002
Noomut	Canada	Earning 75%	Early	Established anomalies will be drill tested in 2002
Nyanzaga	Tanzania	Earning 63%	Early	Drill targets are being tested in 2002

Closed Properties

Placer Dome is currently closing several mines that have exhausted their mineral reserves and completed operations: Detour (Canada), Kidston (Australia), Equity (Canada), Dona Lake (Canada) and McDermitt (USA). At 31 December 2001, reclamation and other post-closure costs for these sites were estimated to be US$21 million, which has been fully accrued through charges to earnings to date.

2.13 Historical financial information

Annexure II sets out the Placer Dome 2001 Financial Statements. Those Financial Statements also include profit and loss statement and balance sheet information for the years ended 31 December 1999 and 31 December 2000. Annexure II also contains Placer Dome's profit and loss and balance sheet information for the three months ended 31 March 2002, available in Placer Dome's First Quarter 2002 report. Annexure III contains Management's Discussion and Analysis for 2001.

Financial information in this section (and elsewhere in this Bidder's Statement) regarding Placer Dome and the merged group following Placer Dome's acquisition of AurionGold has been prepared in accordance with US GAAP. Refer to section 6.5 for a summary of the key differences between US GAAP and Australian GAAP.

The following table sets out a summary of selected financial information in relation to Placer Dome. This information should be read in conjunction with the historical financial information set out in Annexure II. Notes to the historical financial information are not reproduced in this section but are included in Annexure II.

Summary Financial Information

The following is a summary review of Placer Dome's consolidated financial and operating results for the last three fiscal years and the first quarter of 2002.

(US$ in millions, except per share amounts)	**3 months to 31 March 2002**	**31 December 2001**	**31 December 2000**	**31 December 1999**
Financial Highlights (US$m)				
Sales	303	1,223	1,413	1,162
Mine operating earnings				
Gold	83	275	360	342
Copper	16	69	89	(3)
Other	(3)	(9)	(8)	-
Total	96	335	441	339
Earnings before unusual items (1)	43	133	133	103
Net earnings (loss)	43	(133)	(92)	35
Cash flow from operations (1)	99	364	390	346
Per Placer Dome common share (US$)				
Mine operating earnings	0.29	1.02	1.35	1.04
Earnings before unusual items(1)	0.13	0.41	0.41	0.32
Net earnings	0.13	(0.41)	(0.28)	0.11
Dividends	0.05	0.10	0.10	0.10
Cash flow from operations(1)	0.30	1.11	1.19	1.06
Financial - Balance Sheet Highlights (US$m)				
Total assets	2,725	2,669	2,972	3,286
Cash and short-term investments	468	439	340	204
Long-term debt and capital leases	809	842	878	914
Working capital	592	499	455	236

Shareholders' equity	1,385	1,343	1,513	1,639

(1) Earnings before unusual items and cash flow from operations as well as the related per share amounts are non US GAAP measures that do not have any standardised meaning as prescribed by US GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature.

2.14 Overview of Management's Discussion and Analysis of Placer Dome's Financial Condition

Three Months Ending 31 March 2002

Consolidated net earnings in accordance with U.S. GAAP for the first quarter of 2002 were US$43 million (US$0.13 per share), compared with US$16 million (US$0.05 per share) for the same period in 2001. Return on net assets for the period was 3.8% compared with 1.8% in 2001.

Excluding unusual items, consolidated net earnings were US$43 million (US$0.13 per share) for the first quarter of 2002, 23% up from 2001. This primarily reflects a 3% increase in mine operating earnings, lower discretionary spending and a lower effective tax rate.

(US$ in millions)	**For the three months ended 31 March**	
	2002	**2001**
Net earnings	43	16
Unusual items, net of tax		
Unusual tax adjustments	4	-
Unrealised non-hedge derivative (gains) losses	(4)	19
Net earnings before unusual items	43	35
Per Placer Dome Share	0.13	0.11

(1) Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets. The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature. These are non- US GAAP earnings measures that do not have any standardised meaning as prescribed by US GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.

Cash flow from operations for the quarter was US$99 million, 18% lower than the 2001 period as there had been a significant inventory draw-down in 2001.

Under Placer Dome's precious metals sales program, Placer Dome realised an average price of US$355 per ounce for gold, a premium of US$65 per ounce over the average spot price and contributing US$40 million to revenue.

Consolidated gold production decreased by 8% compared with the prior year period due to the closure of the Kidston Mine in July 2001, reduced production from Golden Sunlight and Misima as they approach the end of their mine lives, partially offset by increased production at a number of operations. Despite the decrease in production, Placer Dome's share of unit total production cost declined by US$13 per ounce to US$231 per ounce, reflecting improved performances at the Granny Smith, South Deep and Campbell mines.

Consolidated copper production was up 7% and unit cash cost was down 9% compared with the prior year period.

Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around US$173 and US$231 per ounce, respectively.

Year Ending 31 December 2001

Consolidated loss under U.S. GAAP for 2001 was US$133 million or US$0.41 per share, compared with a loss of US$92 million or US$0.28 per share in 2000 and net earnings of US$35 million or US$0.11 per share in 1999. Return on net assets[(1)] for the year was a loss of 4.2% compared with a loss of 0.5% in 2000 and a return of 6.8% in 1999.

In 2001, Placer Dome recorded write-downs totaling US$301 million. In the third quarter, Placer Dome wrote off and recorded provisions totaling US$292 million related to the Getchell project after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset at the gold price forecast at that time. Getchell's status as a non-operating mine will be reviewed if the gold price environment improves sufficiently. The charge was comprised of US$268 million primarily for property, plant and equipment and accruals of US$24 million for reclamation and closure obligations. The mine has been put on care and maintenance with a remaining crew of approximately 40 employees. An agreement has been entered into to sell surface stockpiled ore to Newmont for processing at its nearby Twin Creeks facility, with delivery taking place during 2002.

Excluding unusual items, consolidated net earnings were US$133 million (US$0.41 per share) for 2001, US$133 million (US$0.41 per share) for 2000 and US$103 million (US$0.32 per share) for 1999.

US$ in millions	**2001**	**2000**	**1999**
Net earnings (loss)	(133)	(92)	35
Unusual items, net of tax			
Write-downs of mining interests	301	328	40
Kidston cumulative translation gain	(21)	-	-
Gain on sale of Zaldivar water rights	-	(49)	-
Unusual tax adjustments	(27)	(49)	(12)
(Gain) loss on common share investments	-	(8)	19
Unrealised non-hedge derivative losses (gains)	11	(17)	(27)
Merger and restructuring costs	2	3	38
Change in accounting policy	-	17	10
Earnings before unusual items[(2)]	133	133	103
Per Placer Dome Share (US$)	0.41	0.41	0.32

(1) Defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets.

(2) The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature. This is a non-US GAAP earnings measure that does not have any standardised meaning as prescribed by US GAAP and is therefore unlikely to be comparable to similar measures presented by other entities.

Cash flow from operations was US$364 million, 7% lower than 2000 and 5% higher than 1999. Placer Dome ended the year with US$439 million in cash and short-term investments and US$844 million in total debt outstanding, compared with US$340 million and US$878 million, respectively, at the end of 2000.

Under Placer Dome's precious metals sales program, Placer Dome realized an average price of US$326 per ounce for gold, a premium of US$55 per ounce over the average spot price and contributing US$156 million to revenue.

Consolidated gold production declined by 8% from 2000 levels, with nine of the eleven consolidated gold mines experiencing lower production. Despite lower production, unit cash cost remained about the same at US$177 (as adjusted) per ounce due primarily to the favourable impact of weaker local currencies against the U.S. dollar, as well as cost cutting and productivity improvements at a number of the operations. Copper production was down by 3% compared with the prior year due to lower recovery at the Zaldivar Mine.

For further information, refer to Annexure III which sets out the complete Management Discussion and Analysis ("MD&A") for 2001.

2.15 Employee Relations and Safety

Employee Relations

At 30 April 2002, Placer Dome employed approximately 15,400 people worldwide: there were approximately 11,000 employees of its subsidiaries and joint ventures and 4,400 employees of contractors. During 2001, at operations where collective agreements are in place, labour unrest (involving a work stoppage) was experienced only at the South Deep mine in South Africa.

The South Deep Mine experienced two short work stoppages during 2001. Steps were taken to address the issues quickly and expediently and actions have since been taken to create a more collaborative relationship between management and the unionized workers at the operation. In August 2001, South Deep was one of the first mining operations in South Africa to sign a two-year collective agreement with the National Mineworker's Association, reducing the risk of further labour unrest at South Deep over this period.

The parliament of Western Australia is considering legislation which would cause existing workplace agreements to be terminated. If the legislation is implemented, Placer Dome would consider available alternatives such as bringing the Granny Smith Mine within the federal or state award systems.

At the Getchell Mine, approximately 160 full time employees were made redundant in February 2002. 40 full time employees have been retained and 9 full time employees were transferred to other Placer Dome operations.

At Zaldivar, collective negotiations commenced in April 2002 for a first contract with a union representing 361 of its workers. Negotiations will continue in May 2002, with a settlement currently expected in June 2002.

The success of Placer Dome's operations depends on strong employee relations. For further consideration of issues related to employees refer to section 4.4.

Safety

Ensuring the safety of Placer Dome's employees at its mine sites and offices around the world is a high priority. In recent years Placer Dome has made many improvements in its safety practices, procedures and policies at all of its properties. Particular emphasis is being placed on South Deep as the operations are modernised.

In 2001, Placer Dome undertook a program named the Critical Incident Initiative, under which it identified, profiled and targeted the areas that would benefit most from disciplined safety practices. Placer Dome expects the Critical Incident Initiative to be an ongoing multi-year process from which recommendations will be made and implemented.

Consistent with Placer Dome's emphasis on safety, two corporate safety directors were appointed in 2002 to lead the development of global safety programs.

2.16 Environment

All Placer Dome's activities are subject to legislation related to the environmental impact of its activities. In addition to setting performance standards, government regulation of the industry also requires extensive monitoring and reporting activities. In 2001 and first quarter 2002 all Placer Dome activities were, and have continued to be, in compliance in all material respects with applicable environmental legislation and corporate standards with the exception of a tailing line break at Misima, water treatment plant upsets at Getchell and the minewater permit matter at South Deep as described in this Bidder's Statement.

The United States Environmental Protection Agency issued a new arsenic drinking water limit of 10 ppb in 2001 compared to the previous limit of 50 ppb. The new limit could impact dewatering discharges at Cortez and Getchell. The Getchell water treatment plant is believed capable of meeting the 10 ppb limit under the care and maintenance plan. However, upgrades to the water treatment plant at Cortez may be required to reduce the current effluent concentration from 20 ppb to the 10 ppb limit. The applicability and implementation dates for this new standard have not been established for discharge systems and are under debate at the State and Federal levels in the United States.

In February 1998, Placer Dome approved a policy entitled "Placer Dome and Sustainability" to replace and extend its previous Environmental Policy. For Placer Dome, sustainability means the exploration, design, construction, operation and closure of mines in a manner that respects and responds to the social, environmental and economic needs of present generations and anticipates those of future generations in the communities and countries in which Placer Dome works. In this policy, guiding principles are established for the actions of Placer Dome and its employees in the areas of corporate commitment, public responsibility, social progress, environmental stewardship and economic benefits. It provides guidance for continuous improvement in Placer Dome's performance on social and environmental issues and in its role as a contributor to economic activity in the communities and nations in which it conducts business. In 2001, Placer Dome continued to upgrade its mine closure planning, and completed corporate tailing and cyanide audits at all sites, with no material issues identified. As well, the South Deep Mine is continuing to integrate Placer Dome's sustainability policy into its business plan.

In the United States, much of Placer Dome's mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There are numerous federal regulatory, legislative and judicial developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. Placer Dome is not able to determine the impact of such developments on its future financial position. Placer Dome continues to formulate strategies and alternatives to respond to the potential adverse impact of these regulatory developments (See item 6 Note 18(d) of the consolidated financial statements in Annexure II for further information).

Placer Dome is currently rehabilitating the Equity mine site in Canada following its closure. The Equity site employs a comprehensive water collection and treatment system to manage acid rock drainage. Placer Dome is conducting ongoing research on its own and in partnership with other mining companies and governments into methods to reduce the water treatment efforts and costs required for acid rock drainage management at mines around the world. However, at present water treatment is expected to last for many decades into the future at Equity. High water levels and associated elevated acid rock drainage flows are occasionally experienced at Equity due to large winter snowpacks and/or late spring melts. When encountered, the high water levels at the site require active management by the site staff but could cause short-term environmental non-compliance issues to occur. Placer Dome is reviewing the adequacy of the acid rock drainage collection and treatment system to manage these high flows. Additional improvements may be required but are not expected to be of a material cost.

Although the ultimate amount of reclamation and other post-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be US$236 million as at 31 December 2001. This is a reduction from the estimate of US$250 million in the prior year due to the spending of approximately US$30 million on reclamation and post-closure costs in 2001, offset by increases in closure estimates at a number of mine sites. The aggregate accrued obligation as at 31 December 2001 was US$130 million (2000 - US$116 million). Over the next 3 years, Placer Dome anticipates it will spend approximately US$17 million on reclamation and closure at the Golden Sunlight, Misima and Kidston mines, which amount has been fully provided for. For information concerning long-term reclamation provisioning, see Item 6 note 18(a) of the notes to the consolidated financial statements in Annexure II.

Refer to section 4.4 for further comments on environmental issues.

2.17 Litigation

The following is a summary of the material litigation in which Placer Dome is currently involved:

(a) Placer Dome is involved in litigation against ECM Inc. concerning charges by ECM of fraud and misrepresentation. In June 1995, Placer Dome won a jury verdict against ECM in relation to this matter. However, ECM has subsequently petitioned for rehearing on certain ancillary claims. Further details are included in note 15(b) to the Consolidated Financial Statements for the year ending 31 December 2001, included in Annexure II.

(b) Placer Dome is involved in litigation with various parties regarding an amendment to the Pipeline Plan of Operations for the South Pipeline Project in connection with the Cortez Joint Venture. Further details are included in note 15(c) to the Consolidated Financial Statements for the year ending 31 December 2001, included in Annexure II.

(c) As discussed above in section 2.16, recent amendments to environmental regulations are currently the subject of lawsuits filed by environmental groups in the U.S. District Court for the District of Columbia. The outcome of this litigation may have an impact on the regulatory obligations of Placer Dome. Further details are included in note 15(d) to the Consolidated Financial Statements for the year ending 31 December 2001, included in Annexure II.

(d) The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued on 29 June 1998. The lawsuit alleges that the expansion approval by DEQ violates certain Montana regulations and the Montana Constitution because the permit conditions do not include more stringent reclamation requirements, primarily the partial backfilling of the open pit. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the "Legislature") held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. During that time, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, as well as a motion for summary judgment seeking a declaration that the 18 May 2000 enactment violates the constitution by not requiring backfill. On 21 March 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act violates the Montana Constitution as it eliminates an effective reclamation tool.

(e) Placer Dome is currently disputing a proposed reassessment for Ontario mining tax with the Government of Ontario. A court date has been set to hear the issue during 2002. Placer Dome believes its filing position will be sustained.

Placer Dome believes that the Financial Statements in Annexure II appropriately account for the liabilities that may arise under these matters.

2.18 Commodity and currency risk management

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of options sold, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the foreign currency counterparty agreements.

Specific limits are set as a declining percentage of the planned production or costs in each of the next 15 years. These limits are set out in policies approved by the Board of Directors. Under its programs, Placer Dome has established the minimum prices it expects to receive in the future for a portion of metal sales (and pay for foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 29%, 76% and 20%, and put options represent approximately 33%, 51% and 7% of 2002 projected gold, silver and copper production respectively.

Placer Dome considers forward selling as an integral part of its financing and risk management strategy. The objective is to insure that while the majority of reserves and production is fully exposed to movements in metal prices and foreign exchange rates, a core level of price protection is in place to secure sufficient cash flow to meet capital requirements and maintain strong financial flexibility. Of the next five years anticipated gold production, approximately 40% is committed and less than 20% of mineral reserves are committed. In contemplation of an improving gold price outlook, it is Placer Dome's intention to reduce its committed ounces in relation to its existing forward sales position from 8.6 million committed ounces as at 31 March 2002 to approximately 8.0 million committed ounces by year end.

On 1 January 2001, Placer Dome adopted U.S. Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No.133, "Accounting and Derivative Instruments and Hedging Activities ("SFAS 133") and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments. The standards require recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instrument and whether it qualifies for hedge accounting as defined in SFAS 133 and 138.

As at 31 March 2002, Placer Dome has a net commitment of 8.6 million ounces of gold under its gold sales program, or approximately 20% of mineral reserves, at an average price of approximately US$400 per ounce for delivery over a period of 15 years. On 31 March 2002, based on spot prices of US$303 per ounce for gold and US$4.69 per ounce for silver, the mark-to-market value of Placer Dome's precious metals forward sales program was approximately US$235 million, a decrease of US$255 million from US$490 million at the end of 2001 (at spot prices of US$277 per ounce for gold and US$4.53 per ounce for silver). The amount reflects the value that could have been received from counterparties if the contracts were closed out at the end of the quarter. It is not a liquidated value or an estimate of future gains which depend on various factors including interest rates, gold lease rates and the then prevailing spot price. The period-over-period change in the mark-to-market value of Placer Dome's precious metals sales program is detailed as follows:

Mark-to-market value at 31 December 2001 (US$ million)	**490**
Value realized (US$ million)	(41)
Change in spot price (US$ million)	(182)
Positions added (US$ million)	(7)
Accrued contango (US$ million)	32
Change in volatility, rates (US$ million)	(57)
Mark-to-market value at 31 March 2002 (US$ million)	**235**

For the copper sales and currency derivative programs, had Placer Dome closed out its forward and option contracts on 31 March 2002, the cost would have been approximately US$2 million (based on a spot copper price of US$0.74 per pound) and US$19 million (based on foreign exchange rates of CAD/USD - 1.5935; AUD/USD - 1.8921), respectively.

The following table sets out Placer Dome's consolidated metal sales program as at 31 March 2002:

	2002	2003	2004	2005	2006	2007	2008+	Total
Gold (000`s ounces):								
Fixed forward contracts								
Amount	888	545	420	672	498	230	375	3,628
Average price ($US) [(i)] ($/oz.)	386	430	416	352	336	352	388	381
Fixed interest floating lease rate Contracts								
Amount		25	135	148	317	517	2,259	3,401
Average price [(i)] (US$/oz.)		335	341	483	427	443	479	463
Call options sold and cap Agreements [(ii)]								
Amount	562	910	490	230	180	100	200	2,672
Average price (US$/oz.)	334	351	348	365	359	367	394	353
Call options purchased [(iii)]								
Amount	610	445						1,055
Average price (US$/oz.)	427	450						437
Total committed								
Amount	840	1,035	1,045	1,050	995	847	2,834	8,646
Put options purchased [(ii)]								
Amount	425	635	240					1,300
Average price (US$/oz.)	290	301	300					297
Put options sold								
Amount	1,040	835	395	80	80			2,430
Average price	271	270	266	250	250			268
Silver (000's ounces):								
Fixed forward contracts								
Amount	1,650	1,400						3,050
Average price [(i)] (US$/oz.)	5.57	5.61						5.59
Call options sold								
Amount	750							750
Average price (US$/oz.)	7.95							7.95
Total committed								

Amount	2,400	1,400	3,800
Put options purchased[(iii)]			
Amount	2,000		2,000
Average price (US$/oz.)	5.44		5.44
Copper (millions. of pounds):			
Fixed forward contracts			
Amount	42.4		42.4
Average price (US$/lb.)	0.73		0.73
Call options sold			
Amount	23.1		23.1
Average price (US$/lb.)	0.73		0.73
Total committed			
Amount	65.5		65.5
Put options sold			
Amount	19.8		19.8
Average price (US$/lb.)	0.64		0.64

Notes

(i) Forward sales contracts include:

(a) Fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

(b) Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options, representing approximately 9% of 2003 production, can be extended to 2004 at the counterparty's option. The option expires before 31 December 2002.

(iii) All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combination of forward sales contract and purchased call options have the same economic pay off as a purchased put option. However, the separate instruments may involve more than one, and different, counterparties.

The following table sets out Placer Dome's consolidated foreign currency program as of 31 March 2002:

	Maturity Period (to the year)	Quantity (millions of US$)	Average Price (per US$)
Canadian dollars			
Fixed forward contracts	2003	$18	$1.5157
Put options sold	2003	$30	$1.5642
Total committed dollars		$48	$1.5458
Call options purchased	2003	$30	$1.4966
Australian dollars			
Fixed forward contracts	2006	$117	$1.9577
Put options sold	2004	$77	$1.5058
Total committed dollars		$194	$1.7793
Call options purchased	2004	$130	$1.3933

Notes

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Call options purchased by Placer Dome establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit Placer Dome to participate in any further weakness in the hedged currency.

Put options sold by Placer Dome provide the buyer with the right, but not the obligation, to purchase U.S. dollars from Placer Dome at a predetermined exchange rate on the exercise date of the options.

2.19 Dividends

Placer Dome dividends are declared in United States dollars. However, shareholders with addresses in Canada and Australia are paid the equivalent amount in Canadian or Australian dollars, converted at an exchange rate in effect as at the record date. Cash dividends paid to non-residents of Canada are subject to Canadian withholding tax (see section 5.9 "Tax Considerations"). In recent years dividends have been declared on a semi annual basis in February and July.

The following table sets out the total dividends declared by Placer Dome in each calendar year since 1999:

	1999	2000	2001
Dividend (US cps)	0.10	0.10	0.10

The decision to pay dividends and the amount thereof is at the discretion of the Board of Directors and is governed by such factors as earnings, capital requirements and the operating and financial condition of Placer Dome.

2.20 Outlook and strategy

Placer Dome's Outlook for 2002

Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around US$177 and US$232 per ounce in 2002, respectively. Effective 1 January 2002, Placer Dome has reclassified amortisation of deferred stripping costs from non-cash to cash cost with total production costs remaining unchanged.

In 2002, Placer Dome's share of capital expenditures are anticipated to be about US$160 million, including US$52 million at South Deep for the shaft, mill and underground development, US$23 million at Porgera for Stage 5 and underground development and US$16 million at Cortez for new heap leach infrastructure. Exploration expenditures in 2002 are anticipated to be approximately US$45 million with US$23 million allocated to mine sites. Placer Dome also plans to spend approximately US$10 million on research, development and technology advancement.

The following table provides a production and operating summary for Placer Dome for the 3 months ended 31 March 2002 and also the estimated annual production and cost per unit for the year ended 31 December 2002 for each of Placer Dome's operating mines. The comparative periods for the 3 months ended 31 March 2001 and the twelve months ended 31 December 2001 are also disclosed.

PRODUCTION AND OPERATING SUMMARY

Placer Dome (% of mine production)			For the three months ended 31 March — Placer Dome's Share: Production (ozs. 000s lbs)	% change	Cost per unit[1] (US$/oz, $/lb) Cash	Total	Estimated annual 2002 — Placer Dome's Share: Production (ozs. 000s lbs)	Cost per unit (US$/oz, $/lb) Cash	Total
GOLD									
Canada									
Campbell	100%	2002	51,103	+ 33%	161	233	181,000	192	276
		2001	38,422		281	363	178,139	208	287
Dome (2)	100%	2002	60,352	-21%	236	318	300,000	199	264
		2001	76,203		216	274	302,795	208	268
Musselwhite	68%	2002	36,939	-6%	195	260	158,000	183	260
		2001	39,488		186	256	158,988	191	265
United States									
Bald Mountain	100%	2002	32,344	+30%	158	221	116,000	168	258
		2001	24,894		293	386	108,393	280	365
Cortez (3)	60%	2002	166,805	-6%	133	177	602,000	139	188
		2001	177,106		112	150	712,850	121	161
Getchell (4)	100%	2002	35,324	n/a	-	-	56,000	-	-
		2001	-	-	-	-	3,111	-	-
Golden Sunlight	100%	2002	23,306	-56%	291	322	127,000	182	211
		2001	53,189		116	233	195,507	123	249
Papua New Guinea									
Misima (5)	80%	2002	28,818	-27%	182	207	110,560	205	233
		2001	39,605		203	226	133,282	186	218
Porgera	50%	2002	85,887	-6%	201	304	338,000	245	301
		2001	90,975		195	270	380,311	207	250
Australia									
Granny Smith	60%	2002	71,136	+64%	109	134	282,000	127	163
		2001	43,435		275	284	208,306	170	181
Kidston (6)	70%	2001	44,982		182	251	103,403	166	217
Osborne (7)	100%	2002	8,269	-30%	•	•	33,000	•	•
		2001	11,830		•	•	41,706	•	•
Chile									
La Coipa (8)	50%	2002	20,525	+31%	216	300	94,000	210	292
		2001	15,625		188	272	58,425	213	297
South Africa									
South Deep	50%	2002	45,397	+ 20%	170	202	199,000	170	208
		2001	37,798		198	231	171,126	196	235
TOTAL GOLD		2002	666,205	-4%	173	231	2,596,560	173	231
		2001	693,552		185	244	2,756,342	177	233
COPPER									
Osborne (7)	100%	2002	25,660	-4%	0.47	0.57	93,400	0.56	0.66
		2001	26,629		0.54	0.65	108,496	0.50	0.62
Zaldivar	100%	2002	80,821	+ 10%	0.39	0.55	327,500	0.44	0.60
		2001	73,225		0.42	0.56	308,664	0.43	0.56
TOTAL COPPER		2002	106,481	+ 7%	0.41	0.56	420,900	0.47	0.61
		2001	99,854		0.45	0.58	417,160	0.45	0.58

Notes to the Production and Operating Summary

(1) Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

	For Three Months Ending 31 March	
	2002 (US$/oz)	2001 (US$/oz)
Direct mining expenses	157	180
Stripping and mine development adjustment (i)	3	-
Third party smelting, refining and transportation	1	1
By-product credits	(1)	(1)
Cash Operating Costs	**160**	**180**
Royalties	10	3
Production taxes	3	2
Total Cash Costs	**173**	**185**
Depreciation	46	42
Depletion and amortisation (i)	8	10
Reclamation and mine closure	4	7

Total Production Costs	231	244

(i) Effective 1 January 2002, Placer Dome is classifying the amortisation of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. Prior year's cash production costs have been restated for comparative purposes. The mines that were impacted by this change are the following with their first quarter 2001 deferred stripping cost per ounce as indicated: Bald Mountain (US$37/oz), Cortez (US$65/oz), Golden Sunlight (US$22/oz), Porgera (US$32/oz) and La Coipa (US$5/oz).

(2) On 11 April 2002, Placer Dome's wholly owned subsidiary, Placer Dome (CLA) Limited signed a letter of understanding with Kinross to form a joint venture that would combine the operations of Dome Mine with certain operations of Kinross.

(3) For the three months ended 31 March 2002, included in gold production is 15,492 ounces (31 March 2001 22,357) related to the sale of carbonaceous ore, the effect of which has been excluded from the determination of unit cash and total production costs due to the absence of milling costs.

(4) Production from the Getchell Mine relates to third party ore sale.

(5) Silver is a by-product at the Misima Mine. For the three months ended 31 March 2002, Misima produced 184,000 ounces of silver and 108,000 ounces of silver for the prior year period. Mining was completed at Misima in May 2001, but processing of stockpiled ore is anticipated to continue into 2004.

(6) The Kidston Mine was closed down in July 2001 due to the depletion of ore.

(7) Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(8) Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 35,621 ounces and 39,375 ounces for the three months ended 31 March 2002 and 2001 respectively. At La Coipa, production for silver was 1.0 million ounces for the three months ended 31 March 2002 and 1.4 million ounces for the prior year period.

The following is a summary of the outlook for Placer Dome's operating mines, and in particular the outlook for 2002:

North American Operations

Cortez Mine

Gold production in 2002 is expected to be 1,003,300 ounces (62% mill, 29% heap leach and 9% carbonaceous ore sale), 16% lower than 2001 due to lower grades and lower contribution from carbonaceous ore sales. Mine production in 2002 is scheduled to be sourced entirely from the South Pipeline deposit. Placer Dome's share of cash and total cost of production is expected to rise by about 67% to US$139 per ounce and 17% to US$188 per ounce, respectively, compared with 2001 due to higher costs associated with South Pipeline. The increase in unit cash cost is also due to the reclassification of deferred stripping amortisation expense from non-cash to cash cost (the amount of deferred stripping cost in 2001 was US$38/oz). Capital expenditures of about US$54 million (Placer Dome's share US$32 million) are planned in 2002, principally for dewatering, land issues, continued development of the South Pipeline deposit, and new heap leach infrastructure.

The Pipeline/Pediment deposits are expected to produce more than 10.3 million ounces of gold over 16 years (1997-2012).

Campbell Mine

The completion of the revised mine plan in October is expected to benefit Campbell during 2002. The mine is projected to produce approximately 181,000 ounces of gold for the year. The main objectives for 2002 are continuing to advance development and longhole drilling ahead of schedule to give the operation more flexibility and to advance the backfilling program in order to improve the overall rock mechanics of the mine. Operation of the Reid shaft offers flexibility in increased mechanized development and stopping production. The new shaft is a key element to the exploration at depth. Exploration drilling on the DC Zone was completed in the first quarter, and the focus now is to convert part of this zone into new reserves by mid year which is expected to have a positive impact on Campbell's future mine life and production rate. Exploration drilling will continue during 2002 with a major program focusing on the identification of potential at depth.

Dome Mine

In 2002 the Dome Mine's gold production is expected to be 300,000 ounces (compared to 302,795 ounces in 2001). The open pit will contribute about 80% of mill feed, with the balance coming from underground. The cash cost of production is expected to be US$199 per ounce, compared to US$208 per ounce in 2001.

On 11 April 2002, Placer Dome announced that its wholly owned subsidiary, Placer Dome (CLA) Limited, had signed a letter of understanding with Kinross to form a joint venture that will combine the operations of the Dome Mine and Kinross' Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill (collectively the "Porcupine camp"). The objective is to increase value by combining Dome's modern operations with Kinross' large and highly prospective land package that is expected to extend the productive life of the Dome facilities. If the transaction is finalised it is expected that the integration teams will be working throughout 2002 to optimise production from the combined operations. The expected contribution of Dome to Placer Dome's production and earnings in 2002 will be decreased with Placer Dome taking a 51% interest in the joint venture. However over the longer term Kinross' highly prospective land package is expected to contribute significant value to the joint venture.

Golden Sunlight Mine

With Golden Sunlight approaching the end of its mine life, production is expected to decline significantly in 2002.

During the first 7 months of 2002 Golden Sunlight Mines will be processing low grade stockpiles while stripping the waste rock above the Ramp Pit ore. From August 2002 until the end of the mine life, in the second quarter of 2003, ore will be supplied from the pit ramp.

Musselwhite Mine

Gold production at the mine is expected to be 232,000 ounces and remains similar to the 233,565 ounces produced in 2001. The cash cost is expected to be US$183 per ounce compared to US$191 per ounce in 2001. The mine is expected to produce at 3,650 tonnes per day (t/d) for the first 5 months of the year and 4,000 t/d thereafter. Capital expenditures for the upgrade from 3,300 t/d to 4,000 t/d are expected to be US$26.5 million being US$21.2 million for an underground crusher conveyor system, US$2.3 million for an underground pumping system, and US$3.0 million for the mill and other items. Unit cash and total production costs are expected to decline with the commissioning of the underground conveyor in the second quarter.

Bald Mountain Mine

Gold production is expected to be 116,000 ounces, slightly higher than 2001 production of 108,400 ounces. Cash costs are expected to be US$168 per ounce, significantly lower than US$230 per ounce in 2001 due to the higher expected gold production, a reduction in the Bald Mountain workforce between 2001 and 2002, an improved waste to ore ratio, and due to the write-down of deferred mine costs (approximately US$8 million) that occurred at year-end 2001 which substantially decreased the amount of deferred mining to be amortized over the remaining life of the mine and hence the future cash cost per ounce.

Australian Operations

Granny Smith Mine

Gold production in 2002 is expected to be around 470,000 ounces, an increase of 19% from 2001 due to the Wallaby pit reaching full production capacity and accessing of higher grade ore. Cash and total costs are expected to decline to US$127 and US$163 per ounce, respectively.

Ore supply from the Sunrise and Jubilee pits ceased in the first quarter of 2002 with subsequent mill feed being sourced from the Wallaby pit.

Osborne Mine

Copper production in 2001 of 49,213 tonnes is expected to decrease in 2002 to 42,366 tonnes. The cash cost per pound in 2001 of US$0.50 is expected to increase to US$0.56 reflecting the increased depth of the mining operation, lower metal grades and increased ground control requirements. Gold production in 2001 of 41,706 ounces is expected to decrease to 33,000 ounces in 2002. Ore production in 2001 of 1.49 million tonnes is scheduled to be maintained at a similar level for 2002.

Papua New Guinea Operations

Porgera Mine

Gold production (on a 100% basis) in 2002 is expected to be around 676,000 ounces, 11% lower than 2001 due to the expiration of open pit Stage 3 ore and the need to use lower grade stockpiles to supplement shortfalls in the Stage 4 ore supply, partially offset by the re-commencement of underground production. Placer Dome's unit cash and total costs are expected to rise to US$245 and US$301 per ounce, respectively. The increase in unit cash cost is due to the reduced production level, as well as the reclassification of deferred stripping amortisation expense from non-cash to cash costs (the amount of deferred stripping cost in 2001 was US$28 per ounce).

Misima Mine

Misima's production (on a 100% basis) in 2002 is expected to be approximately 138,200 ounces of gold and 700,000 ounces of silver, a decrease of 17% compared to 2001 due to depletion of mineral reserves and the completion of mining. Cash and total costs are expected to be approximately US$205 and US$233 per ounce, respectively.

South African Operations

South Deep Mine

Gold production in 2002 is expected to be 16% higher than 2001 due to higher throughput resulting from the increased contribution from mechanized mining. Cash cost per ounce is anticipated to be 13% lower than 2001 with higher local currency costs being offset by favourable exchange rate movements. Factors impacting costs during 2002 include higher throughput, lower average grades (15% lower, as was anticipated under the current mine plan), as well as higher labour costs. During the first quarter 2002, a review of the organisational structure and business process at South Deep has resulted in some restructuring of personnel at the minesite.

Placer Dome now expects gold production will gradually ramp up from 400,000 ounces in 2002 to 700,000 ounces per year by 2007, averaging 600,000 ounces per year over this 5 year period. Cash and total costs are expected to average US$145 and US$180 per ounce respectively over this 5 year period. Beyond 2007 production is expected to exceed 750,000 ounces per year, 50,000 ounces per year higher than original estimates, with cash and total costs to average US$135 and US$175 per ounce, respectively, significantly below previous guidance of US$160 and US$180 per ounce.

Capital expenditures for 2002 are anticipated to be approximately US$87 million (Placer Dome's share US$44 million plus US$8 million of capitalized interest costs), with US$69 million for the Twin Shaft project and US$18 million for underground infrastructure and development. Total project capital expenditure is expected to US$165 million.

South American Operations

Zaldivar Mine

Copper production in 2002 is expected to be 327.5 million pounds (148,550 tonnes), 6% higher than 2001 due to a higher percentage of faster leaching oxide ore and recovery improvements implemented during 2001. Cash and total costs are expected to rise to US$0.44 and US$0.60 per pound, respectively, due to higher costs and depreciation charges.

The final stages of the change over to dynamic stacking/leaching are nearing completion with the commissioning of the bucket wheel reclaim system and associated conveyors in the fourth quarter of 2001. A further US$3 million will be expended in future years on the reclaim system.

Capital expenditures for 2002 are anticipated to be approximately $17 million, most of which relate to sustaining capital.

La Coipa Mine

In 2002, La Coipa is expected to produce 188,000 ounces of gold and approximately 7.2 million ounces of silver. Together, this production represents 315,000 ounces gold equivalent (using an assumed 57:1 silver to gold equivalency ratio). In 2002, average cash costs are expected to be about US$210 per ounce while total costs are expected to be about US$292 per ounce. Capital expenditures of approximately US$5 million (100%) are planned.

Of the 2002 ore delivered to the mill (6,324,000 tonnes), the Coipa Norte pit should contribute the bulk of the ore (4,625,000 tonnes), with Brecha Norte contributing (568,000 tonnes) and stockpiles (1,131,000 tonnes). Mill throughput is expected to stay above 17,000 tonnes per day.

Placer Dome's Strategy

Placer Dome's strategy is to increase shareholder value by continuing to build upon its high quality portfolio of gold producing assets and thereby achieve long-term profitable growth. Placer Dome has developed a clear strategy with measurable objectives and deliverables that has three components:

- Optimising existing asets by reducing costs and extending mine life through targeted minesite exploration;
- Investing in new high quality assets;; and
- Improving the business through innovation to lower costs and provide a competitive advantage —technically, environmentally and socially.

In addressing the first component of Placer Dome's value creation strategy, Placer Dome continues to enhance the performance of existing assets through cost cutting, divestiture or closure. Placer Dome has a reputation for technical excellence, and applies those skills to the optimisation of each of its mines.

The second component of Placer Dome's value creation strategy involves enhancing the portfolio of quality assets through exploration, project development and acquisition. For instance, Placer Dome has ownership interests in four large undeveloped gold deposits–(Pueblo Viejo, Aldebaran, Donlin Creek and Getchell) and additional investment opportunities to generate profitable growth from exploration in and around existing operations and new greenfields projects.

The third component of Placer Dome's strategy is the investment in research and technology to improve the business sustainably, economically, technically, environmentally and socially.

Consistent with the strategic objectives, Placer Dome in recent years has acquired interests in a number of properties, initiated new developments and expanded existing operations:

- On 11 April 2002, Placer Dome announced a letter of understanding with Kinross to form a joint venture that will combine the operations of the Dome Mine and Kinross' Porcupine camp;
- Examples of assets optimisation in 2001 include: the sale of ore agreement between the Cortez mine and the Barrick Gold Strike mine; the sale of excess water rights from Zaldivar to the nearby Escondida mine; and the sale of stockpiled ore from the Getchell mine to Newmont's Twin Creeks;
- Examples of asset development in 2001 include: bringing into production the South Pipeline deposit at the Cortez Mine; development of the Wallaby deposit at the Granny Smith Mine; and development of Stage 5 at the Porgera Mine;
- Examples of acquisitions or agreements entered into in 1999 include: the acquisition of remaining 50% of Zaldivar mine; the acquisition of Getchell Gold Corporation; and the formation of a 50:50 joint venture with Western Areas Limited in relation to South Deep.

Placer Dome's quality gold assets operating with the one of the lowest cost structures in the gold industry, strong balance sheet, significant and predictable cash flow, excellent rating and gold forward sales program are expected to provide the financial strength for Placer Dome to deliver long-term value growth to its shareholders.

3 Information about AurionGold

3.1 Consolidated financial information concerning AurionGold

INFORMATION INCLUDED IN THIS BIDDER'S STATEMENT ABOUT AURIONGOLD AND ITS BUSINESS HAS BEEN DERIVED SOLELY FROM PUBLICLY AVAILABLE SOURCES PUBLISHED BY AURIONGOLD. PLACER DOME, THE BIDDER AND THEIR RESPECTIVE DIRECTORS DISCLAIM ALL LIABILITY FOR INFORMATION CONCERNING AURIONGOLD INCLUDED IN THIS BIDDER'S STATEMENT. AURIONGOLD SHAREHOLDERS SHOULD FORM THEIR OWN VIEWS CONCERNING AURIONGOLD FROM THE FULL RANGE OF PUBLIC INFORMATION AVAILABLE ABOUT AURIONGOLD. IN PARTICULAR, AURIONGOLD SHAREHOLDERS SHOULD AWAIT AND CONSIDER THE DISCLOSURES MADE BY AURIONGOLD AND ITS DIRECTORS ABOUT AURIONGOLD IN THE TARGET'S STATEMENT THAT MUST BE ISSUED IN RESPONSE TO THIS BIDDER'S STATEMENT BEFORE ACCEPTING THE OFFER.

MONETARY AMOUNTS IN THIS SECTION ARE IN AUSTRALIAN DOLLARS.

Introduction to AurionGold

AurionGold is a major Australian gold producer with operations located in Australia and Papua New Guinea. AurionGold was formed by the 2001 merger of Goldfields Limited and Delta Gold Limited by way of Scheme of Arrangement, the effective date of which was 31 December 2001.

As an Australian company listed on ASX, AurionGold is subject to the continuous and periodic reporting obligations imposed by the ASX Listing Rules and the Corporations Act.

The primary information available concerning AurionGold is:

- the Merger Information Memorandum dated 9 November 2001;
- the AurionGold 31 December Half Yearly Report dated 13 March 2002;
- the AurionGold 31 March 2002 Quarterly Report dated 23 April 2002; and
- AurionGold's website (www.auriongold.com.au).

Based on information contained in the Merger Information Memorandum, AurionGold's major assets include the following:

- 100% interest in the Kundana gold mine, Western Australia;
- 100% interest in the Paddington gold mine, Western Australia;
- 25% interest in the Porgera gold mine, Papua New Guinea;
- 100% equity interest and 90% revenue share in the Henty gold mine, Tasmania;
- 40% interest in the Granny Smith gold mine, Western Australia; and
- 100% interest in Kanowna Belle gold mine, Western Australia.

Based on consolidated information for Goldfields Limited and Delta Gold Limited, AurionGold's annual gold production for the year ending 30 June 2001 was stated in the Merger Information Memorandum to be approximately one million ounces. On 24 May 2002, AurionGold's market capitalisation was approximately A$1,538 million (based on the closing price of AurionGold of A$3.48 on the ASX on that date).

The following tables set out certain summary financial information of AurionGold. Information in this section has been extracted without material adjustment from the sources of primary information set out above. In this section "Merged Company" refers to the merger of Delta Gold Limited and Goldfields Limited.

Historical and Merger Proforma financial information

The following table, extracted from the Merger Information Memorandum, provides certain pro-forma consolidated gold production information for AurionGold for the year ended 30 June 2001(1):

	Delta Gold(2)	**Goldfields**	**Merged Company(3)**
Gold production ('000 oz)	541	615	1,156
Average realised gold price (A$/oz)	564	549	556
Cash cost of production (A$/oz)	321	295	307
Total cost of production (A$/oz)	405	417	411

(1) This information has been extracted from the annual reports of Delta Gold and Goldfields for the year ended 30 June 2001. Merged Company information has not been adjusted for transactions between Delta Gold and Goldfields or divergent accounting policies.

(2) Information relates to Delta Gold's Australian operations only.

(3) This table does not include any production from the Centaur Assets recently acquired by Goldfields on the basis that it represents pro-forma production for the year ended 30 June 2001. Completion of the majority of the Centaur Assets occurred on 24 October 2001.

The following is the pro forma consolidated statement of financial performance for AurionGold for the year ended 30 June 2001 extracted from the Merger Information Memorandum.

Pro forma consolidated statement of financial performance for AurionGold for the year ended 30 June 2001				
(A$ millions)	Notes	Delta Gold	Goldfields	Merged Company
Sales revenue	1, 2	310.1	340.0	650.1
Cost of sales	1, 2, 3	(222.2)	(250.8)	(473.0)
Gross profit		87.9	89.2	177.1
Other revenue from ordinary activities		105.9	17.6	123.5
Exploration expenditure written off		(15.9)	(27.2)	(43.1)
General and administrative expenses	4	(12.3)	(7.8)	(20.1)
Borrowing costs		(10.5)	(14.4)	(24.9)
Other expenses from ordinary activities	3, 4	(95.2)	1.0	(94.2)
Profit from ordinary activities before related income tax		**59.9**	**58.4**	**118.3**
Income tax expense relating to ordinary activities		(8.8)	(10.7)	(19.5)
Profit from ordinary activities after related income tax		**51.1**	**47.7**	**98.8**
Net loss attributable to outside equity interests		0.8	0.0	0.8
Net profit after tax attributable to members of the parent entity		**51.9**	**47.7**	**99.6**

Notes:

1. Approximately A$7.5 million was paid by Delta Gold to Goldfields in the year ended 30 June 2001 relating to the processing of Delta Gold ore at Goldfields' Paddington mill. No adjustment has been made to reflect the reduction of A$7.5 million in revenue and cost of sales of the Merged Company as this has no profit impact on the Merged Company.

2. Approximately A$1.1 million was paid by Goldfields to Delta Gold in the year to 30 June 2001 relating to:

   (a) the purchase of low grade ore (A$0.3 million); and

   (b) payment for modifications Delta Gold made to the Paddington mill (A$0.8 million).

   No adjustment has been made to reflect the reduction of A$1.1 million in the consolidated statement of financial performance of the Merged Group as the sale of the low grade ore has no profit impact and the profit on the sale of Goldfields Paddington mill modifications is immaterial.

3. No amortisation of the mining interest uplift has been recognised in this pro forma consolidated statement of financial performance due to the significant level of judgment associated with the allocation to the individual mining interests or goodwill and the period of amortisation. The allocation of the fair value increment to individual mining interests and the determination of the period of amortisation can only be undertaken once the Merged Group is formed.

4. For Goldfields general and administrative expenses of A$7.8 million have reclassified from other expenses to general and administrative expenses to ensure consistency of presentation with the Delta Gold information.

5. Individually significant items included in the consolidated statement of financial performance of each company for the year ended 30 June 2001 were as follows:

(A$ millions)	Delta Gold	Goldfields	Merged Company
Individually significant items			
Provision for marked to market loss on hedges	(18.3)	-	(18.3)
Loss on deconsolidation of Solomon Islands Mining NL	(9.9)	-	(9.9)
Reversal of provision for write-down of investment	13.8	-	13.8
Profit on deconsolidation of Zimbabwe Platinum Mines Limited	28.5	-	28.5
Income tax credit due to reduced tax rates in PNG	-	12.1	12.1
	14.1	12.1	26.2

The following is the statement of financial position of AurionGold as at 31 December 2001, 30 June 2001 and 31 December 2000, extracted from the half yearly report of AurionGold for the six months ended 31 December 2001. The financial position as at 31 December 2001 reflects the consolidation of the assets and liabilities of Delta Gold into AurionGold which occurred on 31 December 2001. The financial position as at June 2001 reflects the position of Goldfields as a stand-alone entity.

	Dec 2001 A$000 Merged Company	June 2001 A$000 Goldfields stand-alone
Current Assets		
Cash	49,435	92,512
Receivables	39,232	18,692
Inventories	47,986	31,607
Other	5,282	1,392
Total current assets	141,935	144,203
Non-current assets		
Receivables	45,837	49,002
Other financial assets	24,333	150
Inventories	28,603	15,872
Property, plant and equipment	975,863	285,227
Intangibles	70,000	-
Deferred tax assets	24,485	19,926
Total non-current assets	1,169,121	370,177
Total assets	1,311,056	514,380
Current liabilities		
Payables	71,728	27,597
Interest bearing liabilities	11,338	-
Tax liabilities	1,468	7,974

Provisions	34,626	19,385
Other - deferred hedge gains	4,648	8,822
Total current liabilities	123,808	63,778
Non current liabilities		
Interest bearing liabilities	232,277	174,911
Tax liabilities	79,066	51,204
Provisions	278,645	20,492
Other - deferred hedge gains	524	1,783
Total non-current liabilities	590,512	248,390
Total liabilities	714,320	312,168
Net assets	596,736	202,212
Equity		
Capital/contributed equity	452,564	70,027
Reserves	(71,780)	(61,398)
Retained profits	215,952	193,583
Total equity	596,736	202,212

The following quotations are drawn from page 8 of AurionGold's Report to Shareholders for the Half-Year Ended December 2001 and comments on AurionGold's financial position as of 31 December 2001:

> "The assets and liabilities of Delta Gold are consolidated into the Company accounts at fair value as at 31 December 2001."
>
> "Following the merger, shareholders' funds have virtually trebled to just under $600 million. Inclusion of the Delta Gold assets at fair value has caused a large increase in capitalised exploration, property, plant & equipment and goodwill, while a large provision has been made for the marked to market valuation of the Delta Gold hedge book."

As a result of the merger between Delta Gold Limited and Goldfields Limited taking effect on 31 December 2001 AurionGold's Half Yearly Report for the period ended 31 December 2001 included information on the balance sheet of the merged company but did not include information in relation to financial performance of the merged company for the 6 months ending the 31 December 2001; only information on the financial performance of Goldfields Limited was included. Hence information in relation to the pro forma financial performance of the merged company for the 6 month and 12 month periods to 31 December 2001 has not been included in this section.

The following is an unaudited simplified statement of AurionGold's financial performance for the 3 months ended 31 March 2002, extracted from AurionGold's Quarterly Report dated 30 April 2002. AurionGold did not accompany this statement with any notes to the statement.

Simplified Financial Performance	**3 months ending March 2002 A$M**

Sales Revenue	**139**
EBIT Contribution	
Porgera	11
Henty	1
Paddington	5
Kundana	-
Kanowna Belle	4
Granny Smith	15
Other Mining	2
Exploration & Evaluation	(3)
Net Interest	(4)
Other Corporate & FX	(2)
Group Profit Before Tax	**29**
Tax Expense	(9)
Profit After Tax	**20**

The following is an unaudited simplified statement of financial position for AurionGold as at 31 March 2002, extracted from AurionGold's Quarterly Report dated 30 April 2002. AurionGold did not accompany this statement with any notes to the statement.

Simplified Financial Position	**31 Mar 2002 A$M**
Cash	31
Receivables	92
Inventories	79
Property, Plant, Equipment	584
Capitalised Exploration	399
Investments	25
Other	104
Total Assets	**1,314**
Creditors & Provisions	447
Borrowings	253
Total Liabilities	**700**
Net Assets	**614**
Share Capital	452
Reserves	(86)
Retained Profits	248
Total Shareholder Equity	**614**

AurionGold's Gold Hedging Position

The following table, extracted from AurionGold's Quarterly Report, sets out AurionGold's hedging positions as at 31 March 2002.

Gold Hedging Disclosure - 31 March 2002

	3 months 2001/02	**2002/03**	**2003/04**	**2004/05**	**2005/06**	**2006/07**	**2007/08**
Forward Sales							

		3 months 2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
A$ Denominated [1]	'000 oz	47	140	75	121	123	369	875
ENRP [2]	A$/oz	557	525	531	552	566	604	570
US$ Denominated	'000 oz	5	-	-	-	-	-	5
ENRP	US$/oz	281	-	-	-	-	-	281
Put Options Purchased								
A$ Denominated	'000 oz	109	442	411	295	272	830	2,359
ENRP Minimum	A$/oz	521	530	537	565	575	597	564
US$ Denominated	'000 oz	30	157	158	157	158	410	1,070
ENRP Minimum	US$/oz	415	388	396	404	412	468	426
Convertible Put Options								
A$ Denominated [3]	'000 oz	25	175	159	301	193	317	1,170
ENRP Minimum	A$/oz	527	518	513	546	564	605	556
US$ Denominated	'000 oz	-	-	-	-	-	-	-
ENRP Minimum	US$/oz	-	-	-	-	-	-	-
Contingent Forward Sales								
A$ Denominated[4]	'000 oz	-	44	12	-	40	241	337
ENRP	A$/oz	-	510	535	-	604	621	601
US$ Denominated[5]	'000 oz	9	39	39	46	26	-	159
ENRP	US$/oz	300	300	300	300	300	-	300
Call Options Sold								
A$ Denominated	'000 oz	40	41	82	102	61	180	506
Strike Price	A$/oz	552	551	528	542	573	627	575
US$ Denominated	'000 oz	15	-	-	-	-	-	15
Strike Price	US$/oz	280	-	-	-	-	-	280
Contingent Call Options Sold								
A$ Denominated[6]	'000 oz	26	237	440	539	320	462	2,024
Strike Price	A$/oz	536	538	537	536	551	610	556
US$ Denominated[7]	'000 oz	-	37	38	37	38	-	150
Strike Price	US$/oz	-	300	300	300	300	-	300
Total Hedged	**'000 oz**	**5,479**						
% of Reserves[8]		90		% of Resources [8]		25		
Total Firm Committed	**'000 oz**	**1,401**						
% of Reserves [8]		23		% of Resources [8]		6		
Total Contingent Committed	**'000 oz**	**3,840**						
% of Reserves [8]		63		% of Resources [8]		18		
Deferred Income[9]	**$A**	**3.5**						

Notes Accompanying AurionGold's Gold Hedging Disclosure

(1) A$ Forward Sales include 57,000 oz of spot deferred positions in 2001/02. Additionally, 213,000 oz of spot deferred positions have been allocated to years 2002/03 to 2009/10.

(2) ENRP (Estimated Net Realisable Price) is after making adequate allowance for gold lease fees.

(3) A$ Convertible Put Options may convert to Forwards (at the same time) if spot gold exceeds certain spot levels in the future (ranging from A$525/oz to A$700/oz) within certain specified time frames.

(4) A$ Contingent Forward Sales have embedded knock-in or knock-out features and are not a commitment unless spot gold trades continuously above certain levels in the future. Knock-ins range from A$515/oz to A$605/oz and knock-outs range from A$500/oz to A$550/oz.

(5) US$ Contingent Forward Sales have embedded knock-out features and are not a commitment unless spot gold trades continuously above US$290/oz in the future.

(6) A$ Contingent Call Options Sold are path dependent options which have either knock-in and/or knock-out features. Knock-ins range from A$515/oz to A$633/oz and knock-outs range form A$430/oz to A$640/oz.

(7) US$ Contingent Call Options Sold are path dependent options which have a knock-out feature. Knock-outs range from US$270/oz to US$296/oz.

(8) Mineral Resources and Ore Reserves are as at 31 December 2001.

(9) Amounts from prior hedge close-outs to be brought to revenue in future periods.

(10) The mark to market valuation of the gold hedge book at 31 March 2002 was negative A$327.6 million (at a period end gold price of US$301.40/oz and A$570.29/oz).

(11) AurionGold's treasury facilities do not allow its counterparts to make margin calls in times of higher spot gold prices.

Foreign Exchange Hedging Disclosure - 31 March 2002

		3 months 2001/02	2002/03	2003/04	2004/05	2005/06	Balance	Total
Forward Sales								
Principal	US$M	36.5	47.5	8.1	7.6	-	-	99.7
Rate	A$/US$	0.5890	0.5863	0.5820	0.5820	-	-	0.5866
Bought A$ Calls								
Principal	US$M	9.6	36.0	37.0	43.3	37.5	6.0	169.4
Strike Price	A$/US$	0.7166	0.7007	0.6882	0.6788	0.6615	0.6600	0.6828
Sold A$ Puts (1)								
Principal	US$M	16.6	46.5	37.0	43.3	37.5	6.0	186.9
Strike Price	A$/US$	0.5880	0.6932	0.6650	0.6507	0.6166	0.6175	0.6489

Notes Accompanying AurionGold's Foreign Exchange Hedging Disclosure

(1) Sold A$ Put Options are inclusive of US$157.3 million of path dependent options which have either a knock-in and/or a knock-out feature. Knock-in barriers are attached to US$34.5 million of the Sold A$ Puts (the A$ has to trade below certain spot levels in the future within certain specified time frames for the put to be activated). Knock-out barriers are attached to US$140.3 million of the Sold A$ Puts (if the A$ appreciates above certain spot levels in the future these put options will be extinguished and AurionGold will have no further obligations in relation to them).

(2) The mark to market valuation of the foreign exchange hedge book at 31 March 2002 was negative A$83.7 million (at a period end exchange rate of A$1=US$0.5285).

Gold ore reserves and mineral resources

The following table, extracted from AurionGold's website comprises a summary of AurionGold's gold ore reserves and mineral resources as at 31 December 2001.

Please note AurionGold's published tables of Summary Gold Resources and Summary Gold Reserves reproduced below indicate that they are based on the reporting requirements of the JORC Code, and the Australian Stock Exchange Listing Rules. Placer Dome however reports its mineral resource and mineral reserve information according to Canadian disclosure standards set out in NI 43-101 and the TSX standards. Please refer to section 2.6 and section 6.2 and the notes to the following table for an overview of the key differences in reporting standards for Placer Dome and AurionGold.

Summary Gold Resources at 31 December 2001 *Rounding Differences May Occur*

	Measured			Indicated			Total Measured and Indicated			Inferred			Total Resources			AurionGold Share	
	Tonnes 000'S	Grade g/t Au	Ounces (000)	Tonnes '000	Grade g/t Au	Ounces '000	Tonnes '000	Grade g/t Au	Ounces '000	Tonnes '000	Grade g/t Au	Ounces '000	Tonnes '000	Grade g/t Au	Ounces '000	Share %	Ounces '000
Operations																	
East Kundana Joint Venture	10	4.4	1	1,979	12.8	813	1,989	12.7	814	2,909	8.2	767	4,898	10.0	1,581	51	806
Granny Smith Joint Venture	6,012	1.2	228	49,808	2.8	4,447	55,820	2.6	4,675	28,151	3.6	3,223	83,971	2.9	7,898	40	3,159
Henty	51	12.3	20	266	12.2	104	317	12.2	124	1,017	7.7	252	1,334	8.8	376	95	358
Kanowna Belle	4,389	5.6	791	8,296	5.7	1,528	12,685	5.7	2,319	3,311	5.1	538	15,996	5.6	2,857	100	2,857
Kundana	2,996	3.2	307	4,046	4.8	621	7,042	4.1	928	363	8.1	95	7,405	4.3	1,023	100	1,023
Mungari West Joint Venture'	3,670	2.5	295	5,135	2.2	363	8,805	2.3	658	4,554	2.5	366	13,359	2.4	1,024	49	502
Paddington	25,353	2.2	1,807	24,606	2.3	1,824	49,959	2.3	3,631	11,768	2.1	813	61,727	2.2	4,444	98	4,374
Porgera Joint Venture	102,774	2.8	9,377	45,022	2.3	3,360	147,796	2.7	12,737	8,886	2.0	568	156,682	2.6	13,305	25	3,326
Total Operations AurionGold's Share	62,289	2.7	5,476	71,517	3.2	7,254	133,806	3.0	12,730	33,421	3.4	3,675	167,227	3.1	16,405		16,405
Other Properties-Australia																	
Aphrodite	-	-	-	-	-	-	-	-	-	6,348	4.4	893	6,348	4.4	893	100	893
Drummond Basin	2,966	1.1	106	2,367	2.4	182	5,333	1.7	288	470	2.3	34	5,803	1.7	322	100	322
Kanowna District	4,958	2.1	332	15,548	1.7	8.	20,506	1.8	1,192	8,216	1.7	459	28,722	1.8	1,651	100	1,651
Kunanalling Deposits	-	-	-	306	2.6	26	306	2.6	26	1,906	1.4	86	2,212	1.6	112	51	57
Lady Ida	2,151	1.8	125	1,268	1.7	69	3,419	1.8	194	2,213	2.0	141	5,632	1.9	335	100	335
MetexJoint Venture	517	2.5	42	4,326	2.3	321	4,843	2.3	363	3,585	2.2	254	8,428	2.3	617	50	309
Total Other Properties-Australia AurionGold's Share	10,333	1.8	584	21,506	1.9	1,285	31,839	1.8	1,869	20,014	2.6	1,698	51,853	2.1	3,567		3,567
Other Properties - Outside Australia																	
Solomon Islands	11,641	1.9	715	14,148	1.8	809	25,789	1.8	1,524	7,813	1.7	429	33,602	1.8	1,953	41	802
Zimbabwe	444	2.1	29	9,794	3.1	982	10,238	3.1	1,011	1,113	3.9	141	11,351	3.2	1,152	100	1,152
AurionGold's Share	5,228	1.9	323	15,609	2.6	1,314	20,837	2.4	1,637	4,324	2.3	317	25,161	2.4	1,954		1,954
AurionGold's' Share	77,850	2.6	6,383	108,632	2.8	9,853	186,482	2.7	16,236	57,759	3.1	5,690	244,241	2.8	21,926		21,926

Summary Gold Reserves at 31 December 2001 *Rounding Differences May Occur*

	PROVED			PROBABLE			TOTAL			AURIONGOLD	
	Tonnes '000	Grade g/t Au	Ounces '000	Tonnes '000	Grade g/t Au	Ounces '000	Tonnes '000	Grade g/t Au	Ounces '000	Share %	Ounces '000
Operations											
East Kundana Joint Venture	10	4.1	1	1,844	11.8	697	1,854	11.7	698	51	357
Granny Smith Joint Venture	6,012	1.2	228	22,781	3.2	2,316	28,793	2.7	2,544	40	1,017
Henty	46	12.4	18	221	11.8	84	267	11.9	102	92	94
Kanowna Belle	4,103	4.5	588	5,183	6.1	1,009	9,286	5.3	1,597	100	1,597
Kundana	457	5.2	76	889	9.9	284	1,346	8.3	360	100	360
Mungari West Joint Venture'	1,026	3.0	100	1,605	3.0	156	2,631	3.0	256	49	126
Paddington	1,857	2.1	123	6,617	2.4	515	8,474	2.3	638	100	638
Porgera Joint Venture	48,117	3.4	5,305	10,344	3.9	1,285	58,461	3.5	6,590	25	1,649
Total Operations AurionGold's Share	21,414	3.3	2,272	26,328	4.2	3,566	47,742	3.8	5,838		5,838
Other Properties											
Zimbabwe	134	2.6	11	3,777	2.1	257	3,911	2.1	268	100	268
Total Other Properties											
AurionGold's Share	134	2.6	11	3,777	2.1	257	3,911	2.1	268		268
AurionGold's Share	21,548	3.3	2,283	30,105	4.0	3,823	51,6.	3.7	6,106		6,106

Competent Persons

Aspects of this report that relate to Mineral Resources or Ore Reserves are based on information compiled by persons who

- are Fellows or Members of the Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists, and
- are full-time employees of AurionGold or joint venture organisations (unless otherwise noted), and
- have sufficient relevant experience of the activity undertaken and of the mineralisation style and type of deposit described

They qualify as Competent Persons as defined in the 1999 Edition of the "Australasian Code for the Reporting of Resources and Reserves" and have consented to the inclusion in this report of their information in the form and context in which it appears

AurionGold Exploration properties - Mal Longworth, David Richards and Gerry Fahey
East Kundana - Jon Lea
Granny Smith - Gerry Fahey
Henty - Sean Halpin
Kanowna Belle - Gerry Fahey
Kundana - Jon Lea
Mungari West - Andrew Grove and Henn Sanguinetti (Mineral Resources Australia)
Paddington - Richard Maddocks
Porgera - John Butterworth and Anthony Burgess

Notes to AurionGold's Mineral Resources and Ore Reserves Tables

1. Source is AurionGold's website (http://www.auriongold.com.au/)

2. AurionGold's published tables of Summary Gold Resources and Summary Gold Reserves reproduced above indicate that they are based on the reporting requirements of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (the JORC Code), and the Australian Stock Exchange Listing Rules. The following definitions are JORC Definitions:

   A **'mineral resource'** is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

   An **'inferred mineral resource'** is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

   An **'indicated mineral resource'** is that part cf a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

   A **'measured mineral resource'** is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

   An **'ore reserve'** is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proved ore reserves.

   A **'probable ore reserve'** is the economically mineable part of an indicated, and in some circumstances measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

   A **'proved ore reserve'** is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

3. Measured and indicated mineral resources (as defined in the JORC Code) set out in the Summary Gold Resources table of AurionGold include the ore reserves (as defined in the JORC Code) set out in the Summary Gold Resources table of AurionGold. This differs from Placer Dome's measured and indicated

mineral resources set out in the mineral resources table of Placer Dome (see section 2.6) which do not include mineral reserves.

4. Tonnes and grade are quoted on a 100% basis but AurionGold's share of contained ounces of gold is stated in the far right column.

3.2 AurionGold share capital

As at 20 May 2002 (the date of the last Appendix 3B Notice lodged with ASX by AurionGold in accordance with the Listing Rules), the capital structure of AurionGold was as follows:

Class	**Number**
Ordinary shares	441,939,131
Options	5,671,000

Based on information contained in the AurionGold Quarterly Report and the Appendix 3B Notice lodged by AurionGold with ASX on 20 May 2002, and based on the assumption that no further options have been issued or exercised since that Appendix 3B Notice, AurionGold has the following outstanding options on issue ("**Options**"):

No. of Options	Expiry Date	Exercise Price
1,194,000	01/11/2009	A$1.11
1,462,000	01/11/2010	A$1.61
1,715,000	31/10/2011	A$2.36
1,300,000	18/02/2012	A$2.95

The Options were issued under the AurionGold Share Option Plan.

The Goldfields 2001 Annual Report contains the following summary of the Goldfields Share Option Plan:

> "Shareholder approval was obtained at the Annual General Meeting in October 1999 for the establishment of the Goldfields Share Option Plan. The Plan provides a remuneration element designed to enable the Company to attract and retain key senior employees and ensures that their interests are aligned with those of shareholders. The options offered to participants in the Plan may only be granted if performance requirements are met by the Company. Options offered in any year must not exceed 1% of the Company's issued capital and options will lapse if not exercised within 10 years from the date of grant.
>
> Options, once the vesting criteria are met, provide the holder with the right to buy Goldfields Limited ordinary shares at the exercise price specified. Employees may not receive these options in the 12 months immediately following the date of the offer, after which time the exercise of options by the Managing Director and senior executives is subject to Company performance hurdles and Company employee trading policies, including specified embargo periods."

The Options are exercisable on certain terms. As set out in clause 1.1 of the Offer (see Appendix 1), the Offer is made to any person who becomes registered or entitled to be registered as the holder of AurionGold Shares by virtue of issue of AurionGold Shares under the AurionGold Share Option Plan during the Offer Period. The Bidder intends to exercise any compulsory acquisition rights it may have under the Corporations Act to acquire any Options which remain unexercised at the end of the Offer Period. See also section 4.1.

The last traded price of AurionGold Shares on the ASX as at 24 May 2002 was A$3.48, which is higher than all of the option exercise prices set out above.

3.3 Prospects of AurionGold

AurionGold has not publicly released any formal forecast financial information concerning the prospects of AurionGold since the merger. However, AurionGold has informally announced via an investor presentation entitled "North American and European Investor Meetings" released to the ASX on 10 May 2002 ("May 2002 Investor Presentation"), its expectations in relation to operational and financial performance for the year ending 30 June 2002.

Disclosures in this section are based on information contained in the Merger Information Memorandum, the 31 March 2002 Quarterly report for AurionGold and the May 2002 Investor Presentation.

The Merger Information Memorandum made the following statement regarding the prospects for the merger of Goldfields Limited and Delta Gold Limited:

> "As a result of the Merged Company's increased financial capability and market presence it will be better placed to pursue opportunities for growth than either company on a stand alone basis. The Merged Company should have a greater capacity to fund acquisitions or other growth initiatives and will have greater depth of resources for the evaluation, assessment and implementation of opportunities as they arise."

The Merger Information Memorandum included pro-forma production and cash cost forecasts for AurionGold for the year ending 30 June 2002 (set out below). These forecasts assumed that the merger was completed on 1 July 2001 and were based on mine plans current as at 31 October 2001. The Merger Information Memorandum also noted that the mine plans were continuously subject to review as a result of changes in economic conditions and other circumstances and there could be no guarantee that the mine plans would not change throughout the forecast period.

The achievement of forecast production levels and cash costs were stated in the Merger Information Memorandum to be subject to a large number of variables, many of which were outside the control of AurionGold. These forecasts were stated to be indicative and no guarantee was given that they would in fact be met.

The Merger Information Memorandum set out the following pro-forma production and cash cost forecast for AurionGold for the year ending 30 June 2002.

		Year to 30 June 2002	
Operation	**Ownership (%)**	**Merged Company share of production (oz)**	**Cash Cost (A$/oz)**
Granny Smith	40	160,000	244
Kanowna Belle	100	250,000	289
Porgera	25	173,000	272
Henty	100	83,000	296
Paddington	100	190,000	384
Kundana	100	124,000	339
TOTAL		**980,000**	**304**

The Merger Information Memorandum also identified possible synergy benefits arising from the merger of Goldfields Limited and Delta Gold Limited, stating:

> "The directors of Delta Gold and Goldfields have identified expected cost savings from the Merger, through, amongst other things, rationalisation of administrative functions and corporate overheads, and optimisation of activities in the Kalgoorlie region. These benefits are currently estimated to amount to approximately A$15 million per year before tax.
>
> It is expected that further synergies may be achieved through:
>
> - sequencing projects and allocation of resources to those projects with the highest priority; and
> - combining the exploration expertise and databases of each company."

In the 31 March 2002 Quarterly Report for AurionGold, it was disclosed that:

> "AurionGold achieved an unaudited quarterly profit of A$20 million for a year-to-date profit of A$42 million on normal activities. This reflects the continued good site operational performances and the inclusion of Kanowna Belle and Granny Smith into the operational results. The substantial cash outflows over the past three quarters reflect the acquisition cost of new projects, the cost of the merger between Delta and Goldfields and higher than normal levels of capital expenditure at several operations. Subject to investment in new opportunities, it is expected that this trend will be reversed in coming quarters. "

In the May 2002 Investor Presentation, the following comments were made in relation to AurionGold's outlook and strategy:

- *"A$15 million per year cost savings achieved";*
- *"Information Memorandum production and cost targets will be met";*
- *"Profit for 2001/02 "approaching A$60 million"";*

- *"About 1 million ounces of gold forecast in 2001/02 with a cash cost of A$330 per ounce";*
- *"80% of production from Australia";*
- *"Exploration – 3 focus areas Kalgoorlie, Laverton and Lachlan Fold Belt";*
- *"Investment in exploration A$25 million to A$30 million per year";*
- *"Significant prospectivity in Kalgoorlie region";*
- *"Commitment to exploration";*
- *"Track record of paying dividends".*

4 Information about the effect of the Offer

4.1 Intentions concerning AurionGold

Overview

This section sets out the Bidder's intentions, on the basis of the facts and information concerning AurionGold which are known to it and the existing circumstances affecting the business of AurionGold, in relation to the following:

(a) the continuation of the business of AurionGold;

(b) any major changes to the business of AurionGold and any redeployment of the fixed assets of AurionGold; and

(c) the continuation of the future employment of the present employees of AurionGold.

Placer Dome's intentions concerning the business, assets and employees of AurionGold are the same as the intentions of the Bidder as set out in this section 4.1.

The Bidder has based its intentions set out in this section on information which is publicly available about AurionGold. Neither the Bidder nor Placer Dome has had access to all the information necessary to review the operational, commercial, taxation and financial considerations relevant to making any final decision on the above matters.

General Intentions

The Bidder has reviewed information that has been publicly released on AurionGold, its current activities and its plans for the future. Based on the Bidder's review of that material and its assessment of AurionGold's operations, the Bidder's intentions regarding AurionGold are summarised below.

It is the Bidder's present intention, following the close of the Offer, to control the board of directors of AurionGold and, if it is able, to acquire 100% of the AurionGold Shares. In particular, the Bidder's intention is:

(a) to seek the appointment of nominees of the Bidder as directors of AurionGold and of any company in respect of which AurionGold has nominee directors so that persons nominated by the Bidder will constitute at least a majority of those boards;

(b) if it becomes entitled to do so under section 661A of the Corporations Act, to give notices to compulsorily acquire any outstanding AurionGold Shares in accordance with section 661B of the Corporations Act;

(c) to arrange for AurionGold Shares to be removed from the official list of the ASX and to arrange for AurionGold Shares to be delisted from the Berlin Stock Exchange;

(d) if it is required to do so under section 662A and section 663A of the Corporations Act, to give notices to AurionGold Shareholders and holders of Options offering to acquire their AurionGold Shares and Options in accordance with section 662B and section 663C of the Corporations Act; and

(e) if it becomes entitled to do so under section 664A of the Corporations Act, to give notices to AurionGold Shareholders and holders of Options to compulsorily acquire any outstanding AurionGold Shares and Options in accordance with section 664C of the Corporations Act.

Review of Operations

If AurionGold becomes a wholly owned subsidiary of the Bidder, it is the intention of the Bidder to conduct a review of all of the business, assets and operations of AurionGold (including the roles of AurionGold's employees), to evaluate the performance, profitability and prospects of AurionGold in light of the information then available to the Bidder and having regard to the expected benefits of the transaction discussed in section 4.3 below. The review may or may not lead to changes in the business or assets of AurionGold. However, the Bidder does not currently have an intention to make any such changes other than as disclosed in this section.

Intentions upon acquisition of 90% or more of AurionGold

The Bidder has the following intentions if it becomes entitled to proceed to compulsory acquisition of the remaining outstanding AurionGold Shares following completion of this Offer in accordance with the Corporations Act.

Integration of Placer Dome and AurionGold

<u>Corporate Integration</u>

The Bidder and AurionGold maintain corporate offices in Australia. AurionGold has a regional office in Kalgoorlie in the Goldfields region of Western Australia as well as in Perth. The takeover is being implemented with a view to eliminating duplicated regional office activities and costs by merging the functions of these offices. In particular, the Bidder's Brisbane office will be the principal Australian corporate office for the merged group, and a regional/exploration office will be maintained in Western Australia. As a consequence employees of AurionGold may be redeployed as set out below and the assets owned by AurionGold in these activities will be surplus to requirements.

<u>Operational Integration</u>

Subsidiaries of Placer Dome and AurionGold both have interests in Western Australia and PNG, and are joint venturers in the Granny Smith and Porgera mines. Placer Dome is the operator of the Granny Smith and Porgera assets.

Placer Dome intends to continue the operation of the Granny Smith and Porgera joint ventures as currently undertaken.

As Granny Smith and Porgera are joint ventures already under the management of a Placer Dome subsidiary, the Bidder expects there will be no material changes to these operations as a result of the acquisition of AurionGold.

Subsidiaries of Placer Dome and AurionGold each have interests in exploration tenements in the Kalgoorlie region directly or through joint ventures. The Bidder intends to review both its own and AurionGold's exploration programmes and tenements, particularly in this region, with a view to eliminating duplicated functions and infrastructure where appropriate in order to optimise the combined exploration expenditure. Exploration will focus on the best properties held by Placer Dome and AurionGold and their respective subsidiaries worldwide, so that the funding to be provided to those properties is prioritised. Placer Dome intends to maintain its focus on undertaking exploration activities in the Kalgoorlie and Laverton regions and expects to benefit from the combined geological knowledge base of both companies.

The Bidder also expects that the merged group will realise cost savings through the elimination of duplicated functions that exist due to the overlap of their business activities. To the extent that activities and functions, including management, administration and support and the provision of specialist technical or professional services, presently carried out separately by Placer Dome and AurionGold and their respective subsidiaries will be duplicated in the merged group, such duplication will be eliminated where appropriate.

In addition the Bidder intends to pursue potential operating and financial cost savings arising from the size of the merged group. These are expected to include bringing Placer Dome's improved worldwide purchasing power for supplies and services to these Australian operations.

As described in greater detail in section 4.3, the Bidder expects to realise at least US$25 million in annual post-tax synergies from the combination of Placer Dome and AurionGold's business activities. Shareholders of AurionGold should be aware that it is possible that some of these synergies may not be achieved. Many of the above synergy benefits are unlikely to be available unless AurionGold is wholly owned by the Bidder.

Employees

Placer Dome and the Bidder anticipate that benefits for the merged group will come from access to pooled managerial and technical expertise from both companies and a commitment by Placer Dome to further develop its world class Asia Pacific gold business. The Bidder considers that AurionGold has a highly experienced and skilled workforce, and there may be opportunities to leverage AurionGold's expertises in Placer Dome's other worldwide operations.

In addition, as noted above, the Bidder expects to realise certain synergies with respect to its integration effort that may include reduction in numbers or redeployment of existing employees. The Bidder will seek to allocate alternative responsibilities to any employees whose responsibilities are duplicated. However, if the Bidder considers it not feasible to redeploy any such employee, it is expected that the employee would be made redundant in compliance with all relevant regulatory requirements. It is expected that the majority of AurionGold's employees will retain their employment.

Commodity and Currency Risk Management

If successful in completing the acquisition, it is Placer Dome's intention to integrate AurionGold's hedge contracts within the combined programme and to manage the overall position with a view to reducing the level of commitments pursuant to Placer Dome's forward sales policies and strategy (see section 2.18). Placer Dome's intention is to achieve this objective by delivering or settling contracts prior to, or upon their maturity, as compared to closing out positions at the time the acquisition of AurionGold is completed.

Asset Realisation

Placer Dome will undertake a review of AurionGold's asset portfolio to identify whether each asset meets the strategic and financial criteria used by Placer Dome in assessing the retention or divestment of its assets, including retention value versus realizable value.

Intentions upon gaining control but less than 90% of AurionGold

If, following the close of the Offer, AurionGold becomes a controlled entity but not a wholly owned subsidiary of the Bidder, it is the present intention of the Bidder to attempt to procure that the AurionGold board implements the objectives and goals outlined above to the extent possible and appropriate.

To the extent that AurionGold is not a wholly owned subsidiary of the Bidder and there are minority shareholders of AurionGold, the Bidder intends that the directors of AurionGold appointed by it will act at all times in accordance with their fiduciary duties and that all requisite shareholder approvals and other legal requirements are complied with in pursuing any of the intentions outlined above. Those requirements may require the approval of minority shareholders to the implementation of any particular objective. The requirement to have regard to those fiduciary duties in the context of a partly owned company and the possible requirements of minority shareholder approval may prevent the particular objective being achieved.

4.2 Pro forma consolidated financial information for Placer Dome and AurionGold

Basis on which the consolidated pro forma financial statements have been compiled

(a) Set out in Annexure IV is the unaudited combined pro forma financial information of Placer Dome and AurionGold. This is provided for illustrative purposes only in order to show the effects of the acquisition of AurionGold by the Bidder under two scenarios:

- acquisition of 100% of AurionGold's issued capital by the Bidder; and
- acquisition of 50.1% of AurionGold's issued share capital by the Bidder.

(b) The information provided in Annexure IV includes the statement of financial position for the Merged Group as of 31 December 2001.

(c) No pro forma statement on the financial performance of the Merged Group up to 31 December 2001 has been included in Annexure IV as there was no sensible basis upon which this could be compiled given that Delta Gold did not release information on its financial performance for the half year ended 31 December 2001. More recently AurionGold released simplified and unaudited statements of financial performance and financial position in their Third Quarter Report for the three months ended 31 March 2002 (as set out in Section 3.1). This simplified and unaudited information which had no accompanying notes or explanation is not sufficient to allow Placer Dome to compile pro forma accounts for the merged group over this period on a reasonable basis and so to do so would be inappropriate and potentially misleading. Hence no pro forma financial information for the three month period ended 31 March 2002 has been included in Annexure IV.

(d) Due to the nature of pro forma information it may not give a true picture of the merged company's financial position, changes in equity and results of operations. Placer Dome believes that the pro forma historical information is not indicative of the future financial performance of the merged company.

(e) The information was derived for each of the respective companies as follows:

Placer Dome

- Audited financial statements as of 31 December 2001.

AurionGold

- Unaudited financial statements as of 31 December 2001. Note that these statements included only a statement of financial position for the merged AurionGold as of 31 December 2001 and did not include a statement of financial performance for the merged AurionGold for the 6 months ended 31 December 2001 because the merger between Goldfields and Delta Gold was not completed until 31 December 2001.

It should be noted that AurionGold has not provided Placer Dome access to detailed accounting records, nor has AurionGold assisted in preparing reconciliations to US GAAP. AurionGold's historical financial data is presented in accordance with Australian generally accepted accounting principles ("Australian GAAP") which differs in certain material respects from US GAAP. These differences are outlined in section 6.5. These differences as they relate to AurionGold cannot be fully quantified due to the limited disclosures provided in publicly available information. As a result Placer Dome has to rely on its best estimates in presenting these reconciliations to US GAAP of figures prepared in accordance to Australian GAAP and in Australian dollars ("A$").

(e) The exchange rate used to convert information was A$1.955 to US$1 as of 31 December 2001.

Pro-forma consolidated financial statements

The following table summarises the effect of the Offer on Placer Dome's statement of financial position as of 31 December 2001 under the 100% acquisition scenario. Refer to Annexure IV for the basis of the derivation of the Pro Forma information presented below.

US$ millions	Placer Dome US GAAP	Placer Dome & AurionGold Pro Forma US GAAP	%change
Cash and short term investments	439	464	+5.7%
Total Assets[(1)]	2,699	4,222	+56.4
Working Capital	499	483	-3.2%
Long Term Debt	807	926	+14.7%
Total Liabilities	1,356	1,758	+29.6%
Shareholders Equity[(2)]	1,343	2,464	+83.5%

Notes to Summary Pro Forma Financial Information Table

Refer to Annexure IV for more detailed information on the derivation of the above table. Only the significant adjustments involved in the derivation of the pro forma information have been noted below.

(1) Includes the estimated excess purchase price of US$884 million based on the fair value of Placer Dome's Shares and assuming an exchange ratio of 17.5 Placer Dome Shares for every 100 AurionGold Shares. The actual final purchasing price allocations will be determined after closing of the transaction following a period of review and analysis. The allocations will be based on the actual fair value of current assets, current liabilities, indebtedness, reclamation and remediation liabilities, derivative instruments, marketable securities, a more extensive analysis of

the identifiable tangible assets (including mineralised deposits). The excess value will be allocated to net operating assets, undeveloped mineral interests and to the extent necessary goodwill.

(2) Reflect an estimation of the number of Placer Dome Shares issued to acquire AurionGold's outstanding shares and options and based on a Placer Dome price per Share of $14.32 the average price of Placer Dome trading on the NYSE for 23 May and 24 May 2002.

Information similar to that presented in the table above for the 50.1% acquisition scenario is outlined in Annexure IV.

4.3 Prospects for the Merged Group

4.3.1 Profile of the Merged Group

The combination of Placer Dome and AurionGold is expected to create long term value for shareholders based on a range of operational, financial, and synergistic benefits. The combination is expected to create a larger, more diverse, financially stronger group that is more profitable and better positioned to develop existing assets and to compete for the acquisition of future opportunities. These benefits are expected to create a positive growth outlook for Placer Dome which is expected to enhance the appeal of Placer Dome to global investors.

(a) Operational Combination

A Leading Global Gold Company

The merged group will be one of the leading global gold companies on various measures with a world class diversified portfolio of high quality, long life, and low cost operations. The merged group will have:

- Interests in 17 operating mines on 4 continents, and significant land positions in world class gold mining regions within Western Australia (such as the Kalgoorlie and Laverton regions), Witwatersrand, Nevada and Ontario;
- Production of 3.8 million ounces (pro forma based on year end 31 December 2001), making Placer Dome the 5th largest producer globally. Production of over 1.2 million ounces (pro forma based on year end 31 December 2001) in Australia making it the 2nd largest producer in the country;
- Cash costs of US$175 per ounce (pro forma based on year end December 31 2001) making Placer Dome one of the lowest cost gold producers globally;
- Contained gold mineral reserve and mineral resource base of the merged group (as of December 31, 2001) would comprise:

(contained million ounces of gold)	**Proven and Probable Mineral Reserves**	**Measured and Indicated Mineral Resources (inclusive of Mineral Reserves)**	**Inferred Mineral Resources**
Placer Dome	44.5	127.6	20.6
AurionGold	6.1	16.2	5.7
Total	**50.6**	**143.8**	**26.3**

Note
In order to compare AurionGold and Placer Dome's measured and indicated mineral resources, Placer Dome's mineral reserves have been added to their measured and indicated mineral resources in order to provide a mineral resource estimate consistent with AurionGold's disclosure which includes proved and probable ore reserves within measured and indicated mineral resources. Please refer to section 2.6 and section 3.1 of the Bidder's Statement, which contains an important note to

interpretation of mineral reserve and mineral resource information due to the differences in the way in which each of AurionGold's and Placer Dome's mineral reserves and mineral resources are reported.

- A diversified portfolio with global coverage and over 75% of gold production (pro forma based on year end 31 December 2001) will be in countries rated AAA by Standard and Poor's local currency credit rating;
- Increased weighting towards gold in its asset portfolio, enhancing leverage to the gold sector and potentially increasing Placer Dome's appeal to investor's attracted to pure gold miners.

Pro Forma Production by Region for Merged Group (Total - 3.8 Moz)
(year end December 2001)


South Africa
4%
PNG
18%
Australia
32%
Chile
2%
Canada
17%
United States
27%

Combined Operating Expertise

The merger will also combine the expertise and strength of each company's respective management and technical teams, providing the merged group with the ability to pool knowledge, resources and expertise particularly in the Eastern Goldfields region. Placer Dome expects to be able to leverage this pool of management and technical expertise so as to create value and adopt best practice across its global operations.

The low cost positions of the mines of both Placer Dome and AurionGold compared to global peers illustrates the strength of the respective management teams as well as the quality of the merged group's assets.

Global Asset and Exploration Portfolio

The merged group will have interests in 17 operating mines on 4 continents and significant land positions in world class gold mining districts within Western Australia (such as the Kalgoorlie and Laverton regions), Witwatersrand, Nevada and Ontario.

The merged group will have a more diversified portfolio of development and exploration properties, and hence potential for more diversified production and cash flow.

Furthermore the merged group's increased asset spread is expected to allow the flexibility to allocate its capital more efficiently to the highest return projects within its portfolio.

Placer Dome's global exploration program is one of the largest in the gold industry. Placer Dome's global presence, technical skills and financial strength are considered to represent a significant advantage in identifying new growth opportunities. Placer Dome had planned to invest approximately US$22 million on identifying, evaluating, acquiring and exploring new mine exploration projects in 2002 and a further US$23 million at existing mines. In its May 2002 Investor Presentation, AurionGold disclosed that it expects to spend A$25 million to A$30 million on exploration. Taking into account an expected US$6 million per annum in synergies from the global rationalisation of exploration activities of the merged group (refer subsection (b) below), it is currently planned that the merged group will spend in excess of US$50 million on its exploration program in 2002.

While the merged group will be global in outlook, this transaction also emphasises Placer Dome's strong commitment to Australia, from where over 30% of its production is expected to be sourced. Australia and particularly the Eastern Goldfields region will be a key region of focus for the merged group. Placer Dome intends to further continue to expand its operational activities in the Kalgoorlie and Laverton regions.

Consolidation and Rationalisation

Part of Placer Dome's strategy is to exploit opportunities within or in close proximity to existing operations so as to gain efficiencies, capture synergies and add shareholder value. As part of this strategy Placer Dome is focused on growing its portfolio and consolidating its position in the regions it knows well. This aligns with the recently observed consolidation and regional rationalisation themes for major gold companies. This Offer is consistent with that strategy.

Placer Dome and AurionGold's complementary regional operating presence in the Kalgoorlie and Laverton regions and their joint venture interests in the Porgera Mine is expected to present the merged group with consolidation and synergy opportunities. The merged group will become the 100% owner of the Granny Smith Mine in the Laverton region and the majority owner with 75% of the Porgera Mine.

Another example of this strategy is Placer Dome's recent announcement on 11 April 2002 that it has signed a letter of understanding to form a joint venture with Kinross combining the two companies' respective mining operations in the Porcupine camp in Ontario. The formation of the joint venture is subject to certain conditions including due diligence and the completion of definitive agreements.

Other recent examples of Placer Dome maximising value at its existing operations include the sale of ore agreement between the Cortez mine and the Barrick Gold Strike mine; the sale of excess water rights from Zaldivar to the nearby Escondida mine; and the sale of stockpiled ore from the Getchell mine to Newmont's Twin Creeks, all agreements concluded in 2001.

Placer Dome will seek to capitalise on future opportunities of this nature that meet its strategic objectives and believes the merged group will be well positioned to participate further in the ongoing consolidation and rationalisation of the global gold sector when attractive opportunities arise.

Growth Platform

Placer Dome believes the merged group will have a strong profile to drive further creation of shareholder value. The platform for this growth profile is based on:

- a quality portfolio of exploration properties near current operations and elsewhere, in world class regions supported by an extensive exploration program with a merged group exploration budget expected to be over US$50 million in 2002;

- anticipated asset growth within the Eastern Goldfields region; and

- increased contribution from several advanced gold projects including Wallaby underground and South Deep and medium to longer term projects such as Pueblo Viejo, Donlin Creek, Mt. Milligan and Aldebaran.

The merged group is expected to have greater flexibility to optimise the development of its projects on the basis of project economics, political risk, free cash flow profiles and to efficiently allocate capital to the highest return projects.

The merged group with its increased size, financial strength and market presence is expected to be able to compete more effectively for attractive exploration properties, development projects, operating assets and gold companies.

(b) Synergies from Combination

Placer Dome and AurionGold's complementary regional presence and proximity in Western Australia is expected to provide the new entity with opportunities for synergies, cost savings and productivity improvements. In particular synergies are expected to arise from elimination of corporate and administrative overlap, efficient combination of exploration activities, combined management and operating expertise and other opportunities for general tax, financing and procurement cost savings.

The Bidder expects to bring the benefits of a worldwide operating experience base to the Allen assets. This, combined with the Placer Dome's experience in building new mines and its focus on mining technologies, is expected to deliver significant benefits to the merged group.

The Bidder currently expects to realise at least US$25 million in annual post-tax synergies (assuming a 30% corporate tax rate), from the combination of Placer Dome and AurionGold's business activities. The synergies are expected to arise from the following areas.

Rationalisation of Corporate and Administrative Functions

Placer Dome expects to generate near term savings by simplifying corporate and management structures and eliminating various duplicated corporate and administrative functions that exist due to the overlap of Placer Dome and AurionGold's business activities in Australia.

The streamlining of ownership of these assets should allow elimination of duplicated costs and more efficient management, particularly in relation to decision making processes. Elimination of the corporate costs and functions associated with operating AurionGold as a public company will also generate savings.

It is expected that at least approximately US$6 million per annum of cost savings can be realised from the rationalisation of these corporate and administrative functions.

Rationalisation of Exploration Activities

The merged group also expects to generate savings by rationalising Placer Dome and AurionGold's exploration activities. The complementary regional exploration presence of Placer Dome and AurionGold in the Kalgoorlie and Laverton regions of Western Australia should allow Placer Dome and AurionGold to consolidate their exploration efforts and reprioritise Placer Dome and AurionGold's exploration projects on a worldwide basis. Placer Dome considers the Eastern Goldfields region to have a high level of prospectivity and this region will remain a key exploration focus for the merged group as part of any worldwide reprioritisation process.

It is expected that at least approximately US$6 million per annum in synergies can be realised from the global rationalisation of exploration activities. These savings are expected to occur soon after consolidation of the two entities.

Other Potential Benefits

The merged group expects to realise at least approximately US$13 million per annum from additional benefits in areas such as:

- economies of scale in relation to global procurement of operating supplies and capital equipment and centralising and coordinating procurement activities;
- reduction in financing costs for existing and potential future funding needs;
- application of Placer Dome and AurionGold's operating expertise and the application of Placer Dome and AurionGold's best practices across the entire asset portfolio; and
- tax savings are expected to arise from the merged group being able to share and more efficiently utilise the tax attributes of each company.

The above estimates are based solely on the Bidder's assessment of public information concerning AurionGold. The estimates are considered to be a reasonable assessment of the possible level of synergies that may be achieved. However, the Bidder will not be in a position to form a firm view of the likelihood and timing of those synergies being achieved until after the completion of the review of operations discussed in section 4.1. It can be expected that the Bidder and Placer Dome will incur restructuring costs in achieving those synergy benefits. The Bidder is not in a position to accurately estimate the level of those costs. The timing of the achievement of the synergy benefits also cannot be accurately estimated with reasonable certainty at this time. Shareholders of AurionGold should be aware that it is possible that some of the synergy benefits may not be achieved. Many of the above synergy benefits are unlikely to be available unless AurionGold is wholly owned by the Bidder.

(c) Financial Benefits

Placer Dome expects that several financial benefits will arise from the combination of Placer Dome and AurionGold's businesses.

The merged group will be one of the largest gold companies globally and with a pro forma market capitalisation of over US$5.8 billion (based on closing share prices as of 24 May 2002), total assets of over US$4 billion and gearing (net debt to shareholder's equity) of under 20%, will be financially stronger with greater financial resources to exploit opportunities.

The financial strength of the merged group provides various benefits including:

- The merged group may be able to attract lower financing costs, and potentially improve its credit rating, increasing its access to global equity and debt markets;

- The merged group is expected to realise value from the refinancing of AurionGold's credit facilities using Placer Dome's investment grade Standard & Poor's long term corporate credit rating (BBB+ stable) and Moody's (Baa2) compared to AurionGold which is unrated;

- The merged group is expected to be able to optimise the combined hedge book of Placer Dome and AurionGold to deliver a hedging program consistent with Placer Dome's policies. As a larger company with an overall larger hedge book, the merged company may be able to negotiate more favourable terms for its hedging contracts;

- Placer Dome expects its stock market liquidity to increase in absolute terms (value of shares traded per annum) enhancing its current position as the third most liquid gold stock globally (based on trading levels to year end 31 December 2001) and enhancing its weighting in indices such as the S&P500 and the S&P/TSX Composite. Placer Dome's greater size and financial strength is expected to create greater investor appeal; and

- Placer Dome is expected to be better positioned to develop existing opportunities and participate competitively for the acquisition of attractive properties and companies, enhancing the growth prospects for the merged group.

Placer Dome management believe that (subject to the following section on forward looking statements) the transaction will be accretive for Placer Dome on a cash flow per share and net asset value per share basis.

4.3.2 Forward Looking Statements

The Bidder believes that it would be inappropriate and potentially misleading to provide a financial forecast for the combined Placer Dome and AurionGold entity following completion of the acquisition. The reasons for this are as follows:

- AurionGold was only recently created. This leads to greater uncertainty as to the short term financial performance of AurionGold;

- No forecasts for AurionGold were provided in the Merger Information Memorandum;

- Placer Dome is restrained in its ability to provide forecasts owing to the requirements that are imposed on presenting any forecasts under the regulations of Canadian provincial securities regulators and the practices that are adopted in the United States securities markets;

- Volatility in the price of gold and exchange rates has a significant effect on future earnings performance. This volatility is exacerbated by the current level of uncertainty surrounding the global economy and financial markets generally.

In addition to the information set out above, Placer Dome has included the following information in this Bidder's Statement to assist AurionGold Shareholders to consider the prospects of the combined entity:

- pro-forma consolidated financial information for Placer Dome and AurionGold (set out in section 4.2 and Annexure IV);
- the outlook for Placer Dome as a stand alone entity (set out in section 2.20);
- information as to AurionGold's prospects, which has been taken from publicly available information (set out in section 3.3); and
- information on Placer Dome's intentions in respect of the merged group (set out in section 4.1).

4.4 Risk factors

IN DECIDING WHETHER TO ACCEPT THE OFFER, YOU SHOULD READ THIS ENTIRE BIDDER'S STATEMENT (AND ITS APPENDICES AND ANNEXURES) CAREFULLY. YOU SHOULD ALSO CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, WHICH HAVE BEEN SEPARATED INTO THREE GROUPS:

- risks related to the Offer;
- risks related to the gold mining industry generally; and
- risks related to Placer Dome's operations.

The following risk factors relate to the merged company. Note that both AurionGold's and Placer Dome's shareholders are currently exposed to many of the risks related to the gold mining industry generally discussed below.

Risks related to the Offer

Market fluctuations may reduce the market value of the consideration offered to you because the exchange ratio contemplated by the Offer is fixed.

You are being offered consideration under the Offer that consists of a specified number of Placer Dome Shares, rather than a number of Placer Dome Shares with a specified market value. Thus, the value of the Offer will fluctuate depending upon the market value of the Placer Dome Shares. The Australian dollar value of the Offer may be affected by exchange rate fluctuations between the Australian, Canadian and United States currencies.

Accordingly, the market value of Placer Dome Shares at the time you receive them may vary significantly from their market value on the date of your acceptance of the Offer.

Before accepting the Offer, shareholders should obtain current quotes for Placer Dome and AurionGold shares from their stockbroker or other financial adviser.

Placer Dome may fail to achieve the benefits of integrating the operations of AurionGold

The Bidder intends, to the extent possible, to integrate AurionGold's operations with those of Placer Dome. The Bidder's goal in integrating these operations is to increase earnings and achieve cost savings by taking advantage of the synergies of consolidation and enhanced growth opportunities. The Bidder may encounter difficulties integrating AurionGold's operations with the operations of Placer Dome, resulting in a delay or the failure to achieve the anticipated synergies and, therefore, the expected increases in profitability. Moreover, the integration process may cause the merged group to incur costs as a result of, among other things:

- loss of key employees; and
- possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Placer Dome and AurionGold, and the

need to implement, integrate and harmonise various business-specific operating procedures and systems, as well as company-wide financial, accounting, information and other systems.

For these reasons, the Bidder may fail to successfully complete the necessary integration of Placer Dome and AurionGold, or to realise any of the anticipated benefits of the integration of the companies. Actual cost savings and synergies may be lower and take a longer time to achieve than the Bidder currently anticipates.

Full integration of Placer Dome's operations with AurionGold's operations may not be achieved if the Bidder cannot compulsorily acquire all the outstanding AurionGold Shares

To effect compulsory acquisition of all outstanding AurionGold Shares under the Corporations Act, the Bidder is required to have (together with any associates) a relevant interest in at least 90% (by number) of, all AurionGold Shares during, or at the end of, the Offer Period. At the end of the Offer Period the Bidder may not hold a sufficient number of AurionGold Shares in order to effect the compulsory acquisition of the remaining AurionGold Shares. This could prevent or significantly delay Placer Dome from realising some or all of the anticipated benefits from the integration of Placer Dome's operations with AurionGold's operations.

AurionGold shareholders will have limited withdrawal rights with respect to the Offer, which means that a decision to accept the Offer may be irrevocable

Once you have accepted the Offer for your AurionGold Shares, you have the limited right to withdraw your acceptance of the Offer only in limited circumstances. Under Australian law, if after you have accepted the Offer and while it remains subject to conditions, the Offer is varied (such as by an extension of the Offer Period) so as to postpone for more than one month the time when the Bidder must meet its obligations under the Offer, you will be able to withdraw your acceptance. Otherwise, you will be unable to withdraw your acceptance of the Offer even if the market value of Placer Dome Shares varies significantly from their value on the date of your acceptance of the Offer.

Bidder has not verified the reliability of the AurionGold information included in, or which may have been omitted from, this Bidder's Statement

In respect of information relating to AurionGold presented in, or omitted from, this Bidder's Statement, including all AurionGold financial information, the Bidder and Placer Dome have relied upon publicly available information. Any inaccuracy in the AurionGold information could adversely affect the anticipated results of operations of the merged group.

Change of control provisions in AurionGold's agreements triggered upon the acquisition of control of AurionGold may lead to adverse consequences

The Bidder is not aware of any pre-emptive rights or change of control provisions affecting AurionGold's assets or agreements which would be triggered by the Bidder (and thereby, Placer Dome) obtaining control of AurionGold. However, AurionGold may be a party to agreements that contain pre-emptive rights or change of control provisions that may be triggered if the Bidder acquires AurionGold Shares representing a majority of the voting rights of AurionGold. The operation of these change of control provisions, if triggered, could have negative consequences including requiring AurionGold to renegotiate its financings, settle its hedge contracts early, or sell joint venture interests. These provisions may be waived with the consent of the other party and the Bidder would consider seeking such waivers if it discovered that pre-emptive rights or change of control provisions affecting AurionGold's assets or agreements would be triggered upon the Bidder obtaining control of AurionGold. In the absence of these waivers, the operation of any of these change of control provisions could adversely affect the operations of the merged group.

Placer Dome's shares trading on the ASX may have lower liquidity than AurionGold's current share trading on the ASX

AurionGold Shareholders who accept the Offer and receive Placer Dome Shares as consideration should be aware that the level of trading activity of Placer Dome Shares on ASX is less than other exchanges that Placer Dome trades upon such as the TSX and the NYSE (see section 5.2). Placer Dome expects liquidity of Shares on ASX to improve as a result of this Offer. However, different levels of liquidity may affect the respective share prices in the different stock exchange on which Placer Dome Shares trade. Therefore there is a possibility that shares traded on ASX may trade at prices that are lower than prices implied by Placer Dome Shares trading on TSX and NYSE. It should also be noted that Placer Dome Shares are traded globally in significantly greater amounts than AurionGold's shares traded globally and that Placer Dome Shares received as consideration for the Offer can be disposed of on other highly liquid exchanges such as the NYSE and TSX.

Volatility of share price

The price of the Placer Dome Shares may be volatile due to the factors described in this section and other factors, some of which are beyond Placer Dome's control, including, but not limited to, operating results that vary from the expectations of securities analysts and investors; changes in expectations as to Placer Dome's future financial performance, including financial estimates by securities analysts and investors; changes in market valuations of other gold companies; announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by Placer Dome or its competitors; and future sales of common shares. In addition, stock markets in general have experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the Placer Dome Shares, regardless of Placer Dome's actual operating performance.

Risks related to the Gold Mining Industry Generally

Gold Price Volatility

The earnings of Placer Dome and AurionGold are derived primarily from gold mining and hence are extremely dependent on the price of gold, which fluctuates widely and is affected by numerous factors beyond Placer Dome's control. Factors tending to affect the price of gold include:

- level of sales or leasing of gold by governments and central banks;
- expectations of the rate of inflation;
- the relative exchange rate of the US dollar with other major currencies;
- global and regional economic activity;
- political conditions;
- speculative trading;
- demand for gold for industrial uses, use in jewellery, and investment;
- supply of gold from production, disinvestment, scrap and hedging;
- interest rates;
- level of sales by gold producers in forward transactions and other hedging;

- the production and cost levels for gold in major gold-producing nations; and
- the cost level (in local currencies) for gold in major consuming nations.

The effect of these factors, individually or in aggregate, on the price of gold is impossible to predict with accuracy. Fluctuations in gold prices may adversely affect the market value of Placer Dome's gold bullion inventory, Placer Dome's financial performance or results of operations. Further, if the market price of gold falls, profitability and cash flow will suffer and Placer Dome may experience losses, asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low gold prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; (4) reduce the existing mineral reserves where they cannot be economically mined or treated at prevailing prices; and (5) result in the recording of a write-down of mining interests due to the determination that future cash flows do not recover the carrying value.

The earnings of the merged group also could be affected by the prices for other commodities

The revenues and profitability of the merged group also could be affected, to a lesser extent than by the price of gold, by the prices of other commodities such as copper and silver.

Placer Dome needs to continually obtain additional mineral reserves for gold production

Placer Dome must continually replace mineral reserves depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies or locating new deposits in order for it to maintain and help grow Placer Dome's production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of the merged group may decline as mineral reserves are produced without adequate replacement.

Uncertainty of mineral reserve and mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Further production could differ dramatically from mineral reserve estimates for the following reasons:

- mineralisation or formation could be different from those predicated by drilling, sampling and similar examinations;
- declines in the market price of gold may render the mining of some or all of Placer Dome's mineral reserves uneconomic;
- increases in mining costs and processing costs could adversely affect mineral reserves; and
- the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome's profitability.

Increased costs could affect profitability

The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy and the cost of supplies (for example, electricity and fuel).

Mining accidents or other adverse events at a mining location could reduce Placer Dome's production levels

At any of Placer Dome's operations, production may fall below historic or estimated levels as a result of mining accidents such as a pit wall failure in an open pit mine, or cave-ins or flooding at underground mines. In addition, production may be unexpectedly reduced at a location if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable to mining or treatment than expected.

Mining Risks

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, cave-ins, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or productions facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Risks associated with the use of hedging instruments

If the gold price rises above the price at which future production has been committed under the merged group's hedge instruments, the merged group will have an opportunity loss. However, if the gold price, falls below that committed price, revenues will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to liability if a counterparty to a hedge contract defaults on its primary obligations under the instrument.

Currency fluctuations may affect the costs that Placer Dome incurs

Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold is sold throughout the world based principally on the US dollar price, but a portion of Placer Dome's operating expenses are incurred in local currencies. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold production in US dollar terms at mines located outside the United States. Conversely, a depreciation of non-US dollar currencies will decrease the cost of production in these currencies.

Environmental Risks

Placer Dome's activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Placer Dome and its subsidiaries are required to obtain governmental permits and provide other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Placer Dome makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Placer Dome and its subsidiaries have been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not adversely affect Placer Dome's business, results of operations or financial condition.

Placer Dome could also be held responsible for the costs to address contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such law or in the environmental conditions at Placer Dome's mines could have a material adverse effect on Placer Dome's financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.

An example of an evolving environmental regime is in Papua New Guinea. The Porgera and Misima gold mines are subject to government approved Environmental Management and Monitoring Programs which those mines have been in compliance with. However there is a risk that future changes to the environmental regime in PNG may change the compliance requirements and result in increased capital or operating costs for these operations. For instance, during 2000 the PNG Parliament enacted a new Environmental Act which is expected to come into force at some stage in 2002. The Regulations of the Act are yet to be finalised and although they are not expected to have a material impact on Placer Dome's operations at Porgera and Misima mines, this cannot be assured.

An example of environmental risks relating to a third party site is the Marcopper copper mine in the Philippines. Until it disposed of its interest in 1997, Placer Dome indirectly held a 39.9% shareholding in Marcopper Mining Corporation, formerly a publicly traded Philippine corporation. Third party claims have been and may in the future be made against Placer Dome in respect of prior events and the environmental conditions at the Marcopper mine site including, but not limited to, the environmental impact of the former mining operations and the degradation of the mining facilities and structures at such site. Placer Dome believes it would be successful in defending against any such claims.

As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs.

Risks related to Placer Dome's operations

In addition to the risks related to the gold mining industry generally, Placer Dome's operations are also subject to the following risks specific to it:

Political and Country Risk

Placer Dome conducts operations in a number of countries, namely Australia, Canada, United States of America, Chile, South Africa and PNG. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however Placer Dome currently has political risk insurance that may ameliorate adverse financial effects from unfavourable political, economic or other events in certain countries (see further below).

Exploration, development and production activities are potentially subject to political, economic and other risks, including:

- cancellation or renegotiation of contracts;
- changes in foreign laws or regulations;
- changes in tax laws;
- royalty and tax increases or claims by governmental entities;
- retroactive tax or royalty claims;
- expropriation or nationalisation of property;
- currency fluctuations (particularly in countries with high inflation);
- foreign exchange controls;
- restrictions on the ability of local operating companies to sell gold offshore for US dollars, and on the ability of such companies to hold US dollars or other foreign currencies in offshore bank accounts;
- import and export regulations, including restrictions on the export of gold;
- restrictions on the ability to pay dividends offshore;
- environmental controls;
- risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism; and
- other risks arising out of foreign sovereignty over the areas in which Placer Dome's operations are conducted.

Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa and PNG.

Consequently, Placer Dome's exploration, development and production activities in South Africa and PNG may be substantially affected by factors beyond Placer Dome's control, any of which could materially adversely affect Placer Dome's financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, Placer Dome may be subject to the exclusive jurisdiction of courts outside North America or Australia or may not be successful in subjecting persons to the jurisdiction of the courts in North America or Australia, which could adversely affect the outcome of a dispute.

In relation to South Africa, a number of economic and social issues exist which increase its political and economic risk relative to North America, Australia and Chile. The current government is facing economic and political issues such as employment creation, black economic empowerment, land redistribution, and social issues (such as crime, corruption, and HIV/AIDS) all of which may impact Placer Dome's South African operations. Whilst the government is adopting measures to address these issues, this political climate increases the risk of the government making changes in the future to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Placer Dome's South African operations.

HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are a major health care issue faced by South Africa. A significant portion of Placer Dome's South African workforce is believed to be infected by the HIV virus. Placer Dome, consistent with its Health and Safety policies, is undertaking a comprehensive HIV/AIDS awareness and prevention program for South Deep employees. It is not possible to determine with absolute certainty the costs that Placer Dome may incur in the future in dealing with this issue, however if the number of infections increase, costs associated with treatment may also increase, affecting profitability.

In relation to PNG, the location of the Porgera and Misima gold mines, there is a greater level of political & economic risk compared to some other countries in which Placer Dome operates. For example, social unrest and lawlessness has, on occasions, created problems and caused operating restrictions for the Porgera Mine which has had to take security precautions over and above those required in other countries. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera Mine's infrastructure including power, water and fuel may be at risk of sabotage, and the power supply has been interrupted on a number of occasions, although without material impact on the operations. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of the community.

The Porgera and Misima mines have on a number of occasions experienced delays in the granting of operating permits and licences, necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera and Misima mines may not be able to operate for a period. Parliamentary elections are scheduled for PNG in June 2002, which may increase the climate of social unrest in the country in the near term. Future government actions cannot be predicted but may impact on the operation and regulation of mines including Porgera and Misima.

Placer Dome has taken out a political risk insurance policy which provides Placer Dome with aggregate coverage of $400 million for political risk over a 5 year term to 2003.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability

Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned above, Placer Dome's insurances include the following:

- Property (including boiler and machinery) insurance;
- Directors and officers liability insurance;
- Comprehensive general liability insurance;
- Marine cargo insurance.

These insurances are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, Placer Dome may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability.

Placer Dome's business depends on good relations with its employees

The merged group may experience difficulties in integrating labour policies, practices and strategies. In addition, problems with or changes affecting employees of one company may affect relations with employees of one or both of the other companies. The process of combining the operations of the companies may increase the risk of labour disputes, work stoppages, or other disruptions in production that could adversely affect the merged group.

In South Africa, employees at Placer Dome's South Deep mine are highly unionised. In the past labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep than at Placer Dome's other operations.

Production at South Deep in the second quarter 2001 was disrupted by a labour dispute that was settled after a 5-day strike. A labour contract offer was presented to South Africa's National Union of Mineworkers in July 2001 and was accepted by its members in August 2001. This agreement remains in effect until the end of June 2003.

Placer Dome may not have satisfactory title to its properties

The validity and ownership of mining property holdings can be uncertain and may be contested. Although Placer Dome has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly titles to undeveloped properties, may be defective. There are currently a number of pending native title or traditional land owner claims relating to certain of Placer Dome and AurionGold's properties in Australia.

Competition for mineral land

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Placer Dome contemplates expending its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. Accordingly, there can be no assurance that Placer Dome will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

Placer Dome's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration and development and, in the future, intends to do so through strategic acquisitions as well. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome's exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine life, based on current production rates.

Government regulation and changes in legislation

In the United States, much of Placer Dome's mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There are numerous federal regulatory, legislative and judicial developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. Placer Dome is not able to determine the impact of such developments on its future financial position.

In South Africa, the government has proposed legislation that if passed could change the ownership and exploitation of mineral rights in South Africa. Under a "use it or lose it" policy, the proposed legislation targets the rights to mineral deposits that do not form part of existing mine plans. These proposals have been subject to significant industry wide discussions and the legislation is currently being finalised. At this time it is not possible to predict the impact, if any, the passing of this legislation would have on Placer Dome's South African current operations. However it is possible the legislation if passed will have an impact on the development of Placer Dome's South African mineral deposits which do not form part of Placer Dome's current mineral reserves or mine plans.

During 2000 the PNG Parliament passed a new Environmental Act. Regulations for the new Act are presently being drafted, and Placer Dome is unable to determine if these regulations will have an impact on the Porgera Joint Venture.

Joint ventures

Certain of the properties in which Placer Dome has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Placer Dome or to third parties could have a material adverse effect on the joint ventures. In addition, Placer Dome may be unable to exert control over strategic decisions made in respect of such properties.

Licenses and permits

The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Placer Dome will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Risks of acquisitions

Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome's business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of Placer Dome. Any acquisitions would be accompanied by risks, such as the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome's ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Forward selling

Placer Dome has historically managed its exposure to gold and precious metal price fluctuations by engaging in forward selling activities. There can be no assurance that Placer Dome will continue the forward selling techniques successfully used, or any other forward selling techniques, or that, if they are continued, that Placer Dome will be able to achieve in the future realised prices for gold produced in excess of average London PM fix prices as a result of its forward selling activities.

5 Additional Information

5.1 Dealings in AurionGold Shares

Each class of securities in AurionGold is specified in Column 1 below; the total number of securities in each class is specified in Column 2 below; the number of securities in each class in which the Bidder had a relevant interest immediately before this Bidder's Statement was lodged with ASIC (expressed as a number of securities and as a percentage of the total number of securities in the class) is specified in Column 3 below; and the number of securities in each class in which the Bidder had a relevant interest immediately before the first Offer is sent (expressed as a number of securities and as a percentage of the total number of securities in the class) is specified in Column 4 below:

Class of securities	Total number in class	Number in which relevant interest held - lodgement at ASIC	Number in which relevant interest held - first Offer
Ordinary Shares	441,939,131	43,350,992	[ ]

The Bidder's voting power in AurionGold as at the date of this Bidder's Statement is 9.82%.

The Bidder's voting power in AurionGold as at the date immediately before the first Offer is sent is [ ]%.

On 25 May 2002 the Bidder entered into a pre-bid acceptance agreement in relation to 43,350,992 AurionGold Shares held by Harmony Gold (Australia) Pty Limited

The following is a summary of the terms of the Bidder's pre-bid acceptance agreement with Harmony Gold Mining Company Limited (the parent company of Harmony Gold (Australia) Pty Limited). Full copies of these agreements will be released to ASX under Form 603 which the Bidder will lodge with ASX.

- Harmony Gold Mining must procure acceptance of the Offer within 2 business days of:

  (a) the Bidder announcing it had received unwithdrawn acceptances of the Offer to give the Bidder a relevant interest in at least 50% of all AurionGold Shares; and

(b) any non-waivable conditions of the Offer being satisfied.

- The obligation under the pre-bid acceptance agreement to accept the Offer will cease to be enforceable if:

  (c) the shareholder accepts the Offer;

  (d) a higher counter-offer is made and not matched by the Bidder within 10 business days; or

  (e) the Offer is no longer capable of acceptance.

  If the shareholder validly accepts the higher offer, which then lapses or is withdrawn before all of its conditions are satisfied or waived, the Bidder's right to force acceptance of the Offer will be enforceable.

- Neither Harmony Gold Mining Company nor any of its associates will approach or solicit enquiries from any person except the Bidder in relation to a proposal to acquire, deal with or exercise any rights in relation to any or all of their AurionGold Shares;

- participate in any discussions or negotiations, provide any information or take any other action to facilitate any such person making such a proposal.

Except as set out above, there have been no acquisitions or disposals of AurionGold Shares by Placer Dome or the Bidder, or any associate of Placer Dome or the Bidder, in the four months ending on the day immediately before the date of this Bidder's Statement.

Except as set out in this Bidder's Statement neither the Bidder nor any associate of the Bidder has, during the period of four months ending on the day immediately before the date of this Bidder's Statement, given, offered or agreed to give, a benefit to another person and the benefit was likely to induce the other person, or an associate, to:

(a) accept an Offer; or

(b) dispose of AurionGold Shares,

which benefit was not offered to all holders of AurionGold Shares under the Offers.

5.2 Further general information about Placer Dome and Bidder

The Bidder, Placer Dome Asia Pacific Limited was registered in New South Wales on 29 November 1990. The Bidder owns two of Placer Dome's mining operations in Australia and provides management services to a number of related entities in the Asia Pacific region. Its business will include the holding of AurionGold Shares.

The directors of the Bidder are Peter Tomsett, John Loney and Stuart MacKenzie.

Share capital of Placer Dome

As at the date of this Bidder's Statement, 330,096,216 Placer Dome Shares were on issue. The share consideration for the acquisition of AurionGold Shares to which the Offers relate (including any AurionGold Shares issued on exercise of Options) will, if the Offers are accepted in respect of all of the shareholdings in AurionGold (including an exercise of all Options), require the issue of approximately 78,331,773 Placer Dome Shares.

Placer Dome Shares issued pursuant to the Offer

Placer Dome Shares issued pursuant to the Offer will be issued credited as fully paid and, subject to the matters described in section 5.3 below, will possess the same rights and privileges as the existing Placer Dome Shares, including the right to receive in full all dividends and other distributions declared, made or paid after they are issued.

Placer Dome Shares that are currently traded in Australia do not participate in the Australian electronic transfer and settlement system. This has the consequence that trading in Placer Dome Shares in Australia currently requires manual settlement.

Settlement of trading of quoted securities on the ASX market generally takes place on CHESS which is the ASX's electronic transfer and settlement system. CHESS allows for the transfer and settlement of transactions in securities quoted on the ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

It is not possible for foreign incorporated companies that have primary stock exchange listings outside Australia and which are subject to the incorporation laws of a non-Australian jurisdiction, to facilitate their securities being settled on ASX electronically or held in CHESS. However CHESS Depositary Instruments ("CDIs") have been created to facilitate electronic trading in Australia for foreign companies such as Placer Dome.

CDIs are units of beneficial ownership in securities of the foreign company held by CHESS Depositary Nominees Pty Ltd ("CDN"), a wholly owned subsidiary of ASX. The main difference between holding CDIs and holding shares is that the holder of CDIs has beneficial ownership of the underlying shares instead of legal title. Legal title is held by CDN. The shares are registered in the name of CDN and held in trust by CDN for the benefit of the CDI holder.

Placer Dome will apply to ASX to establish a facility for the issue of Placer Dome CDIs to persons issued Placer Dome Shares under the Offers who are outside the United States and Canada. Holders of Placer Dome CDIs would then be able to transfer and settle transactions electronically on ASX in CHESS. As these arrangements are partially dependent upon the cooperation of ASX, CDN and Placer Dome's registrar ASX Perpetual, Placer Dome cannot guarantee that the arrangements will be completed by a particular time. However, Placer Dome has no reason to believe that the facility to issue Placer Dome CDI's will not be in place before the issue of Placer Dome Shares under the Offer.

Placer Dome's constitution

Information in regard to Placer Dome's constitution is contained in section 5.3 below.

TSX Share trading history

Placer Dome Shares have traded on the TSX since Placer Dome was continued by amalgamation on 13 August 1987. During the three months ending on the day immediately before this Bidder's Statement was lodged with ASIC:

- the highest recorded sale price of Placer Dome Shares on the TSX was C$22.57 on 24 May 2002;
- the lowest recorded sale price of Placer Dome Shares on the TSX was C$16.42on 8 March 2002; and

The average monthly trading volume on TSX in Placer Dome Shares over the last year was C$706.8 million.

The latest recorded sale price before the date on which this Bidder's Statement was lodged with ASIC (24 May 2002) was C$21.92.

NYSE Share trading history

Placer Dome Shares have traded on the NYSE since 13 August 1987. During the three months ending on the day immediately before this Bidder's Statement was lodged with ASIC:

- the highest recorded sale price of Placer Dome Shares on the NYSE was US$14.74 on 24 May 2002;
- the lowest recorded sale price of Placer Dome Shares on the NYSE was US$10.34 on 8 March 2002; and

The average monthly trading volume on NYSE in Placer Dome Shares over the last year was US$389.9 million.

The latest recorded sale price before the date on which this Bidder's Statement was lodged with ASIC (24 May 2002) was US$14.27.

ASX Share trading history

Placer Dome Shares have traded on the ASX since 14 August 1987. During the three months ending on the day immediately before this Bidder's Statement was lodged with ASIC:

- the highest recorded sale price of Placer Dome Shares on the ASX was A$25.00 on 23 May 2002 and 24 May 2002;
- the lowest recorded sale price of Placer Dome Shares on the ASX was A$20.00 on 12 March 2002; and

The average monthly trading volume on ASX in Placer Dome Shares over the last year was A$0.4 million.

The latest recorded sale price on the ASX before the date on which this Bidder's Statement was lodged with ASIC (24 May 2002) was A$25.00.

Director's ownership interests

The number of Placer Dome Shares which were beneficially owned, directly or indirectly, or over which control or direction was exercised by the directors of Placer Dome as at April 30, 2002 is as follows:

Director	Shares
G.B. Coulombe	3,500
J.W. Crow	5,000
G. Farquharson	392
R.M. Franklin	15,000
D.S. Karpin	1,000
A.R. McFarland	20,444
C.L. Michel	613,050
E.A. Parkinson-Marcoux	1,000

J.K. Taylor	43,984
V.F. Taylor III	15,000
W.G. Wilson	5,000
Total	**723,370**

5.3 Rights attaching to Placer Dome Shares

Set out below is a summary of the constitution of Placer Dome and of the rights attaching to Placer Dome Shares.

Copies of Placer Dome's constitution are available for inspection by AurionGold Shareholders as set out in section 5.13 below.

The following is a description of the key rights attaching to the Placer Dome Shares. The description which follows does not purport to be complete and is qualified by reference to each of the CBCA, the Articles, the By-Laws and the Rights Agreement (as each such term is defined below).

The rights of Placer Dome shareholders are governed by the Canada Business Corporations Act (the "CBCA"), Placer Dome's articles of amalgamation (the "Articles") and by-laws (the "By-laws"), and a rights plan (the "Rights Plan"), ratified most recently by the shareholders of Placer Dome on 25 April 2001, which operates pursuant to the terms of a rights agreement (the "Rights Agreement") dated as of February 15, 2001 and made between Placer Dome and CIBC Mellon Trust Company as rights agent.

In addition to the common shares, the Articles provide for a class of preferred shares, issuable in series. As of the date of this Bidder's Statement, there were no preferred shares outstanding. There is a brief summary of the rights governing the preferred shares as set forth in the Articles at the end of this section.

Voting Rights and Meetings

Voting

The Articles provide that holders of Placer Dome Shares are entitled to one vote for each Placer Dome Share held at all meetings of shareholders of Placer Dome, other than meetings at which the holders of another specified class or series of shares are entitled to vote separately as a class or a series. The By-laws provide that all questions will be determined by a majority of votes cast with the exception of special resolutions which require the approval of not less than two-thirds of all votes cast. The By-laws further provide that quorum for any meeting of shareholders shall be two individuals present or deemed to be present in person where each individual is a shareholder entitled to vote at the meeting and together holding or representing by proxy shares carrying at least one-third of the votes entitled to be cast at such meeting.

Record Date

The CBCA provides that the record date on which a corporation determines the entitlement of shareholders to receive notice and to vote at a meeting must be fixed at a date which is not less than 21 days and not more than 60 days prior to the meeting. Each shareholder entitled to vote at the meeting is entitled to receive notice of the meeting.

Annual General Meetings

The CBCA requires an annual meeting to be called no later than the earlier of: (i) six months following the end of the corporation's financial year; and (ii) fifteen months after the holding of the prior annual general meeting. Meetings may not be held outside of Canada unless the articles so provide or all shareholders agree. The By-laws permit the Board to hold a shareholders' meeting entirely by means of a telephonic, electronic or other communications facility.

Fundamental Changes

The CBCA requires the approval of shareholders by a majority of at least two-thirds of the votes cast by all shareholders voting together, whether or not otherwise entitled to vote, on a number of matters relating to fundamental changes to a company, including amalgamations (other than with a direct or indirect wholly owned subsidiary), continuances under the laws of another jurisdiction and the sale of all or substantially all the assets of the corporation.

Amending the Articles and By-laws

The CBCA states that an amendment to a corporation's articles may be made with the formal approval of at least two-thirds of the votes cast by the shareholders entitled to vote, with the exception of certain cases where the holders of shares of a class or of a series are entitled to vote separately as a class or a series on a proposal to amend the Articles, including in certain cases a class or series of shares not otherwise entitled to vote.

The Board may, by resolution, make, amend, or repeal any by-law that regulates the business or affairs of Placer Dome. Where the Board makes, amends or repeals a by-law, it is required by the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders. The shareholders may confirm, reject or amend the bylaw, amendment or repeal, by a majority of votes cast by shareholders voting in respect of the resolution.

Calling of Special Meetings of Stockholders

Under the CBCA, the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting may requisition the board of directors to call a meeting of the shareholders. If the requisition meets the technical requirements of the CBCA, the directors must call the meeting. If they do not, the shareholders making the requisition may call the meeting. The By-laws state that the Board may call a special meeting of the shareholders at any time, the nature of which shall be specified in the notice calling the meeting.

Rights on Liquidation

Holders of Placer Dome Shares have the right, subject to the prior rights of Placer Dome preferred shares and of the shares of any other class ranking senior to the common shares, to receive the remaining property of the corporation in the event of the liquidation, dissolution or winding-up of Placer Dome, whether voluntary or involuntary, or any other distribution of the assets of Placer Dome among its shareholders for the purpose of winding up its affairs.

Shareholder Proposals

Under the CBCA, either the registered or beneficial owner of shares entitled to be voted at a meeting may submit a proposal for consideration by shareholders at the annual meeting of shareholders. In order to submit a proposal, the registered or beneficial shareholder must have (i) owned for six months greater than 1% of the total number of voting shares or voting shares with a fair market value of at least C$2000; or (ii) have the support of persons who have owned for six months greater than 1% of the total number of voting shares or voting shares with a fair market value of at least C$2000.

Shareholder Action Without a Meeting

The CBCA stipulates that shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting.

Right of Dissent

Under the CBCA, shareholders who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. Such matters include:

- any amalgamation with another corporation (other than certain affiliated corporations);
- an amendment to the corporation's articles to add, change or remove any restriction upon the business that the corporation may carry on;
- a continuance under the laws of another jurisdiction;
- a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business;
- a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation;
- certain amendments to the articles of the corporation requiring a separate class or series vote; provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganisation or by a court order made in connection with an action for an oppression remedy; and
- the carrying out of a going-private transaction or a squeeze-out transaction.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that:

- any act or omission of the corporation or an affiliate effects a result;
- the business or affairs of the corporation or an affiliate have been carried on in a manner; or
- the powers of the directors of the corporation or an affiliate have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer. A complainant includes a registered or beneficial holder of securities of the corporation, or of an affiliate and any other person that is a proper person to make such an application in the discretion of the court.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect the reasonable expectations of shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction, the exercise of that jurisdiction does not depend upon a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint. The complainant is not required to give security for costs in an oppression action.

Derivative Action and Stockholder Class Action Suits

Under the CBCA, a complainant may apply to the court for leave to bring an action in the name of a corporation, or to intervene in an existing action to which the corporation is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. The court must be satisfied that (i) the complainant has given 14 days notice to the directors of the corporation; (ii) the directors of the corporation have not diligently brought, prosecuted, defended or discontinued the action; (iii) the complainant is acting in good faith; and (iv) it appears to be in the best interests of the corporation that the action be brought, prosecuted, defended or discontinued. Under Canadian law, the court in a derivative action may make any order it sees fit. Furthermore, a court may order a corporation to pay the complainant's interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on a final disposition of the complaint, it is not required to give security for costs in a derivative action.

Takeover Bids

Canadian provincial securities legislation regulates the conduct of takeover bids for public companies in Canada, and this legislation contains certain provisions that may delay, deter or prevent a future takeover or change in control of Placer Dome.

Any person making an offer to acquire Placer Dome Shares where the shares subject to the offer to acquire, together with the offeror's securities, constitute in aggregate 20% or more of the outstanding Placer Dome Shares at the time of the offer to acquire would be required to extend the offer in compliance with the formal takeover bid regime in Canada. This regime includes the following elements: (i) the bid must remain open for at least 35 days; (ii) securities deposited to the bid shall be subject to withdrawal rights by the depositor; (iii) to the extent that securities deposed to the bid are taken up and paid for by the bidder, it must occur on a proportionate basis relative to the number of securities deposited by each depositing security holder; (iv) the bidder must mail a takeover bid circular containing extensive and prescribed information regarding the bidder and the terms of the bid to the target shareholders; and (v) the board of directors of the target must formally respond to the bid in writing through the mailing of a directors' circular to its shareholders not later than 15 days following the commencement of the bid, which circular must also contain prescribed information.

See also the summary description of Placer Dome's Rights Plan below.

Board of Directors

Number of Directors and Qualification

The Articles provide that the Board of Directors shall consist of a minimum of 10 directors and a maximum of 20 directors, and that within such limits the number of directors shall be determined from time to time by resolution of the directors. As of the date of this Bidder's Statement, Placer Dome has eleven directors. The CBCA requires that a minimum of 25% of the directors be resident Canadians , unless the corporation has less than four directors in which case at least one director must be a Canadian citizen.

Appointment and Removal of Directors and Filling of Vacancies

Under the CBCA, the shareholders of the corporation elect the board of directors by a majority of votes cast on the resolution. Proposals with respect to the nomination of candidates for election to the board of directors may be made at or before any annual meeting of the corporation.

Placer Dome's directors are generally elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified.

However, under the CBCA, the shareholders of a corporation may by ordinary resolution at a special meeting remove any director from office. If the holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

The CBCA provides that directors may fill vacancies on a board of directors other than vacancies resulting from a failure to elect the number or minimum number of directors provided for in the articles or resulting from an increase in the number or minimum or maximum number of directors on the board of directors.

Voting by the Board

The CBCA provides that quorum for directors meetings consists of a majority of directors or the minimum number of directors required by the articles. The By-laws provide that every question to be decided by the Board shall be decided by a majority of votes cast on the question.

Directors' Duties

The CBCA imposes fiduciary obligations to the corporation on the directors, and specifically provides that in exercising their powers and discharging their duties, they shall (a) act honestly and in good faith with a view to the best interests of the corporation; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Liability and Indemnification of Officers and Directors

The By-laws provide that no director or officer of Placer Dome shall be liable for any liability or obligation of Placer Dome or for any loss or damage or expense incurred by Placer Dome for any reason whatsoever or for acts or omissions of any other director, officer, employee or agent except where caused by breach of their fiduciary duties or as otherwise provided in the CBCA.

The CBCA permits a corporation to advance moneys and indemnify a director, officer or individual acting on behalf on the corporation as a director, officer or acting in a similar capacity, in another entity, in respect of expenses including an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of a proceeding arising as a result of the individual's association with the corporation provided that the individual acted in good faith with a view to the best interests of the Corporation. In the case of criminal or administrative actions, the CBCA requires the individual to have had reasonable grounds for believing that his or her conduct was lawful. The By-laws require Placer Dome to indemnify each director, officer and each other person acting at the request of Placer Dome in a similar capacity of another entity, in respect of expenses resulting from such a proceeding, provided that the requirements of the CBCA relating to the individual acting in good faith and having reasonable grounds for believing that the conduct engaged in was lawful are met.

Transactions Involving Directors and Officers

The CBCA requires a director or officer to disclose to the corporation the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, if he or she is a party to the transaction, acts as a director or officer of a party or has a material interest in a party to the transaction. A director required to make such disclosure may not vote on any resolution to approve the contract or transaction unless the contract or transaction: (i) relates to his or her remuneration as a director, officer, employee or agent of the corporation; (ii) is for indemnity insurance; or (iii) is with an affiliate.

Payment of Dividends

Dividends are paid as and when declared by the Board. Under the CBCA, a board of directors may not declare or pay dividends where there are reasonable grounds for believing that the corporation is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

Related Party Transactions

Policies of certain Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission ("OSC Rule 61-501"), contain requirements in connection with "related party transactions". A related party transaction means, generally, any transaction by which an issuer, directly or indirectly acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means in any one or any combination of transactions. "Related party" is defined in OSC Rule 61-501 and includes directors, senior officers and holders of at least 10% of the voting securities or of a sufficient number of any securities of the issuer to materially affect control of the issuer.

OSC Rule 61-501 requires detailed disclosure in the proxy material sent to shareholders in connection with a related party transaction, and subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered therefore and the inclusion of a summary of the valuation in the proxy material. OSC Rule 61-501 also requires that, subject to certain exemptions, an issuer shall not engage in a related party transaction unless minority approval for the related party transaction has been obtained.

Right to Inspect Corporate Books and Records

The CBCA provides that the shareholders and creditors of a corporation may examine certain records of the corporation at the place where the records are kept during normal business hours and that shareholders may also examine the portions of any minutes of meetings of directors or of committees of directors that contain disclosure relating to transactions in which an officer or director has a disclosed interest. Any person, on payment of a reasonable fee and on delivering an affidavit, may require Placer Dome to furnish a list of registered shareholders.

Registered Office

The CBCA provides that a company's registered head office may be located in any province in Canada specified in the articles and may be changed within a province by resolution of the directors. Placer Dome's articles specify that its registered head office shall be located in the province of British Columbia.

Shareholder Rights Plan

The following description of the Rights Plan is a summary only and is subject to and qualified by the Rights Agreement constituting the Rights Plan.

The Rights Plan has been designed to protect shareholders of Placer Dome from unfair take-over bid strategies to which Placer Dome and its shareholders may be vulnerable. While securities legislation attempts to address the potential unequal treatment of shareholders, the Placer Dome Shares are listed for trading on a number of stock exchanges on three continents and there remains the possibility that effective control of Placer Dome could be obtained through private agreements or other strategies that avoid the payment of a control premium or the sharing of a control premium among all shareholders. The Rights Plan addresses this fair treatment of shareholders and also addresses the Board's concern that existing Canadian securities legislation does not provide shareholders with sufficient time to properly assess and respond to a take-over bid offer or for the Board to identify and assess possible alternatives to maximize shareholder value, including the solicitation of higher competing bids.

Under the Rights Plan, a bidder may make a "Permitted Bid" (as further described below) for shares of Placer Dome but may not take up any shares before the expiration of 60 days from the date of the bid and then only if at least 50% of the shares not Beneficially Owned (as defined below) by the person or persons making the bid and certain related parties, are deposited to the bid, in which case the bid must be extended for an additional ten business days. The Rights Plan is intended to encourage an offeror either to make a Permitted Bid or to negotiate the terms of any offer with the Board.

A Permitted Bid contemplates a bid for less than all of the Placer Dome common shares. In a partial bid, shareholders may feel compelled to tender shares to what they consider an inadequate bid because they fear being left with illiquid or minority discounted shares. The requirement that a Permitted Bid remain open for acceptance for a further ten business days following the public announcement that more than 50% of the shares held by Independent Shareholders (as defined below) have been tendered to the bid allows a shareholder to separate the tender decision from the approval or disapproval of a particular take-over bid.

The Rights Plan was not adopted in response to, or in anticipation of, a take-over bid or other acquisition of shares of Placer Dome. It will not prevent unsolicited take-over bids. In recent years, unsolicited bids have been made for the shares of several Canadian public companies that had adopted shareholder rights plans. In a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. The decisions of Canadian securities regulators demonstrate that a target company's board of directors will not be permitted to thwart a change of control through the maintenance of a shareholder rights plan. These decisions recognize the utility of such plans in fostering alternatives to a hostile take-over bid but do not permit their retention where it cannot be demonstrated that a real and substantial possibility remains to increase shareholder choice and/or share value.

The principal mechanic of the Rights Plan is to impose a penalty upon any person or group which acquires 20% or more of the Placer Dome common shares other than through a Permitted Bid, by providing a mechanism to dilute an acquirer's shareholding.

Issuance of Rights

The Board authorized the issuance of one right (a "Right") for each Placer Dome Share outstanding on 24 April 2001, and for each Voting Share (which includes the common shares and any other shares in or interests of Placer Dome (collectively, "Voting Shares") entitled to vote generally in the election of directors) issued subsequent to such date and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement. Accordingly, each of the Placer Dome Shares to be issued pursuant to the terms of this Bidder's Statement in consideration for acceptance of the Offer will include a Right.

Exercise Price

Until the Separation Time, the Rights are not exercisable. After the Separation Time, the Exercise Price is $45 per Common Share, subject to adjustment as set out in the Rights Agreement.

Term

The Rights Agreement will expire on the termination of the annual meeting of shareholders of the Placer Dome to be held in 2004, subject to earlier termination of the Rights or to termination of the Rights Agreement, all as set out in the Rights Agreement.

Take-over Bid

A "Take-over Bid" is an offer to acquire Voting Shares and/or Convertible Securities (described below), where the Voting Shares subject to the offer, together with the Voting Shares into or for which the securities subject to the offer are convertible, exchangeable or otherwise acquirable, together with the Voting Shares beneficially owned by the offeror at the date of the offer, constitute in the aggregate 20% or more of the then outstanding Common Shares or other class of outstanding Voting Shares. "Convertible Securities" are rights, contractual or otherwise, to acquire Voting Shares from Placer Dome or securities issued by Placer Dome which are convertible into, or exercisable or exchangeable for, Voting Shares.

Acquiring Person

An "Acquiring Person" is a person who is the beneficial owner of 20% or more of the outstanding Voting Shares of any class, subject to certain limited exceptions.

Flip-in Event

A "Flip-in Event" occurs when any person becomes an Acquiring Person. If a Flip-in Event occurs that has not been waived by the Board, each Right (except for Rights beneficially owned or which may thereafter be beneficially owned by an Acquiring Person or a transferee of such a person, which become null and void) will entitle the holder thereof to purchase from Placer Dome Common Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-in Event if it is a Permitted Bid or Competing Permitted Bid. A "Permitted Bid" is a take-over bid made by way of a take-over bid circular to all holders of Voting Shares and which complies with the following additional provisions:

- no Voting Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not earlier than 60 days following the date of the bid and then only if more than 50% of the then outstanding Voting Shares held by Independent Shareholders have deposited to the take-over bid and not withdrawn;

- Voting Shares may be deposited pursuant to the take-over bid at any time prior to the close of business on the date Voting Shares are first taken-up or paid for pursuant to the take-over bid; and

- if more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the take-over bid and not withdrawn as at the date of first take-up or payment for Voting Shares thereunder, the offeror will make a public announcement of that fact and the take-over bid will remain open for acceptance for not less than ten business days from the date of such public announcement.

Independent Shareholders are holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) joint actors with such persons, and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of Placer Dome or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct a voting or tendering to a take-over bid of Voting Shares.

A Competing Permitted Bid is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not earlier than the later of 21 days after the Competing Permitted Bid is made and 60 days after the date of the earliest prior bid in existence when the Competing Permitted Bid is made.

Redemption

With the prior consent of the holders of Voting Shares or Rights, the Board may at any time prior to the occurrence of a Flip-in Event that has not been waived, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right (the "Redemption Price"), subject to adjustment for anti-dilution as provided in the Rights Agreement.

Preferred Shares

Placer Dome currently has no preferred shares outstanding. The Articles provide for a class of preferred shares, issuable in series. The Board of Directors may fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of such series, which may, at the option of the Board of Directors, include, without limitation: (i) the consideration for which the preferred shares of such series may be issued; (ii) the rate, amount, or method of calculation, of dividends and whether the same are subject to adjustment; (iii) whether such dividends are cumulative, partly cumulative or partly cumulative; (iv) the dates, manner and currency of payments of dividends and the dates from which they accrue or become payable; (v) if redeemable, retractable or purchasable, the redemption, retraction or purchase prices or method of determining such prices, and terms and conditions of redemption, retraction or purchase, and whether with or without provision for sinking or similar funds; and (vi) any conversion, exchange or reclassification rights. The preferred shares of each series would rank in priority to the Placer Dome common shares and any other class of shares ranking junior to the preferred shares with respect to the payment of dividends. They would also rank in priority to the common shares in the event of the liquidation, dissolution or winding-up of Placer Dome, whether voluntary or involuntary, or other distribution of the assets of Placer Dome among its shareholders for the purpose of winding-up its affairs. In any such event, each holder of preferred shares would be entitled to receive (i) an amount equal to the amount paid up thereon, or such other amount or amounts as have been provided for with respect to the preferred shares ofsuch series; (ii) such premium, if any, as has been provided for with respect to the preferred shares of such series; and (iii) in the case of preferred shares entitled to cumulative dividends, all unpaid cumulative dividends thereon, which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid to and including the date of distribution, and, in the case of preferred shares entitled to non-cumulative dividends, any declared but unpaid non-cumulative dividends. The preferred shares would be generally non-voting save as may be required by law, and, in the case of any series of preferred shares which is entitled to cumulative dividends, following an arrears in payment by Placer Dome of one or more periods aggregating 24 months.

Placer Dome Preferred Debt Securities

Placer Dome has issued two series of preferred debt securities know as "COPrS". Interest is payable upon Series A COPrS at 8.625% per annum, and interest is payable under Series B COPrS at 8.5% per annum. Series A COPrS are redeemable by Placer Dome in whole or in part on or after 17 December 2001, and Series B COPrS are redeemable on or after 17 December 2006. The redemption amount is the principal amount of the relevant COPrS plus accrued and unpaid interest to the date of redemption. Placer Dome has the option of paying the redemption amount by delivering common shares to an indenture trustee who then sells the common shares and delivers to holders a cash payment equal to the redemption amount from the proceeds of sale. Placer Dome also has the right to defer interests payments on COPrS in certain circumstances. However, if Placer Dome elects to defer interest payments or Placer Dome is otherwise in default Placer Dome may be restricted from declaring or paying dividends to common share holders. For further information on COPrS, please see note 14 to the financial statements of Placer Dome in Annexure II.

5.4 Directors' interests and corporate governance

Directors' remuneration

Each director (except Mr Franklin) who is not an employee of Placer Dome receives an annual retainer of US$25,000 and a per meeting fee of US$1,000 in the case of either personal attendance or telephone attendance at a meeting of the Board or a committee thereof. Any director (except Mr. Franklin) who chairs a committee of the Board and is not an employee also receives an annual fee of US$4,000. An additional fee of US$1,000 per meeting attended in North America, up to five meetings per year, is paid to Mr. Karpin, who resides in Australia, in recognition of the additional travel commitment. In circumstances where a director performs a service for, and at the request of Placer Dome, in addition to the functions of a director, Placer Dome pays the director US$1,000 per day. In 2001, each of Messrs. Coulombe (US$1,000), Farquharson (US$1,000), and Crow (US$5,000) received additional fees under this arrangement.

Mr. Franklin, non-executive Chairman of Placer Dome, receives an annual fee of C$175,000. Placer Dome reimburses Mr. Franklin for annual club membership fees (C$5,617.50 in 2001).

Placer Dome's 1993 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") provides that, as of the date of each annual meeting of the shareholders of Placer Dome, there shall be granted to each non-employee director (other than the Chairman) an option to purchase 5,000 Placer Dome Shares and the Chairman shall be granted an option to purchase 10,000 Placer Dome Shares. In the case of non-employee directors who become directors after the commencement of the Directors' Plan, there is an initial grant of an option to purchase 10,000 Placer Dome Shares. The exercise price of the options granted to directors, if expressed in Canadian dollars, is the closing board lot sale price per Placer Dome Share on the TSX on the last trading day preceding the date of grant. The exercise price of options, if expressed in United States dollars, is the closing board lot sale price per Placer Dome Share on the NYSE on the last trading day preceding the date of grant. All these options become fully exercisable one year after the date of grant.

Corporate governance

Apart from the Chief Executive Officer, all Directors (including the Chairman) are non-executive Directors.

To assist the Board to efficiently carry out its responsibilities, the Board has established four committees with specific mandates and defined authorities which are reviewed periodically.

Corporate Governance Committee

The Corporate Governance Committee has the general responsibility for developing Placer Dome's approach to governance issues. The Committee is responsible for identifying and recommending nominees to the Board for eventual proposal as candidates for election as Directors at the Annual Meeting. In considering nominations, the Committee seeks, amongst other things, diversity through qualified people representing various industry backgrounds, geographical areas, gender and records of achievement in individual fields of endeavour. The Committee also reviews, advises and recommends to the Board any matters concerning the size and composition of the Board, organisation and responsibility of Board Committees, the compensation of the Board and Board Committees and the evaluation process for the Chairman and the Board. The Committee is also responsible for reviewing and monitoring the orientation of new Board members and for reviewing and approving officers' directorships in companies other than subsidiary companies and to review directors' relationships with other outside entities with regard to potential conflicts of interest.

The Committee is composed of four Directors.

Audit Committee

The Audit Committee has the responsibility to assist the Board in its oversight functions as they relate to Placer Dome's accounting, financial reporting, auditing, risk management and internal controls. The Audit Committee, on behalf of the Board, has the responsibility for: (a) reviewing the financial statements of Placer Dome and recommending whether such statements should be approved by the Board; (b) reviewing and approving interim financial statements of Placer Dome; (c) recommending to the Board annually or as they may otherwise determine, duly qualified auditors; (d) reviewing the scope of the audit to be conducted by the external and internal auditors of Placer Dome; (e) reviewing the auditors' fees and auditors' independence and assessing the performance of external and internal auditors and the nature and cost of all services provided by such auditors; (f) reviewing all public disclosure documents containing financial information before release; (g) reviewing all post-audit or management letters containing the recommendations of the external auditor and management's response or follow-ups when appropriate; and (h) having such other duties, powers and authorities as the Board may delegate to the Committee from time to time. The members of the Committee have the right, for the purpose of performing their duties, of inspecting all the books and records of Placer Dome and its affiliates and of discussing such accounts and records and any matters relating to the financial position or condition of Placer Dome with the auditors of Placer Dome.

The Committee is composed of four Directors.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee assists the Board in matters related to employment, remuneration and succession planning, and the oversight of Placer Dome's various stock option, stock purchase and other benefit plans. The Committee has responsibility for: (a) fixing the compensation of the President and CEO and approving the compensation of other officers of Placer Dome and CEOs of its wholly-owned subsidiaries; (b) exercising the powers conferred on it by the Board with respect to option and share purchase plans; and (c) reviewing annually, or more often if it deems appropriate, succession for key executives, performance appraisal and development of senior officers, senior management organisation and reporting structure, contingency plans in the event of the unexpected disability of key executives and performance and funding of pensions and other benefits.

The Committee is composed of four Directors.

Safety and Sustainability Committee

The Safety and Sustainability Committee has responsibility for periodically reviewing Placer Dome's Safety Policy and Sustainability Policy and, if appropriate, making recommendations to the Board with respect thereto. The Committee also has responsibility for taking any actions it deems necessary to satisfy itself that these policies are being implemented, including reviewing the reports to the Board with respect to environmental and safety matters. The members of the Committee have the right, for the purpose of exercising their authority, to be provided with information under the control of Placer Dome and its affiliates.

The Committee is composed of four Directors.

5.5 Material shareholders of Placer Dome

To the knowledge of Placer Dome, no person beneficially owns, or exercises control or direction over more than 10% of the outstanding Placer Dome Shares.

A review of 13-G filings, filed with the SEC, indicates that the following institutions were major beneficial shareholders of Placer Dome as of the date of the filing indicated below:

Date of Filing	Shareholder	Shares Held	% of Issued Capital
14/02/2002	FMR Corp	21,783,107	6.6%
12/02/2001	Capital Research & Management Company	14,600,000	4.4%

5.6 Employee Option and Share Plans

As at 31 March 2002, Placer Dome had three stock based incentive plans: the Placer Dome Inc. (Getchell) 1996 Long-Term Equity Incentive Plan ("1996 LTIP"), the Placer Dome Inc. 1987 Stock Option Plan ("1987 Stock Option Plan") and the Placer Dome Inc. 1993 Non-Employee Directors' Stock Option Plan ("1993 Directors Plan"). Details are as follows:

(a) Under the 1996 LTIP, options were granted to employees of Getchell at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Domeassumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

(b) Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms of up to ten years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the TSX, or the NYSE (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. The aggregate number of shares for which options may be granted under the 1987 Stock Option Plan and the 1993 Directors Plan shall not exceed 25,000,000 and 750,000, respectively.

The following table describes the status of the plans as at 31 March 2002:

	Options Outstanding	Options Exercisable
1996 LTIP	250,474	250,474
1987 Stock Option Plan	15,326,747	9,401,261
1993 Directors Plan	615,000	555,000
TOTAL	16,192,221	10,206,735

5.7 Benefits to certain persons

Aside from the fees paid to Placer Dome directors (described in section 5.4 above), customary fees paid to advisors of Placer Dome and the fees and benefits discussed below:

(a) no directors or proposed directors of Placer Dome, advisors of Placer Dome in connection with the Bidder's Statement, or promoters of Placer Dome, have held at any time in the last two years any interests in:

(i) the formation or promotion of Placer Dome or the Bidder; or

(ii) property acquired or proposed to be acquired by Placer Dome or the Bidder in connection with:

(A) its formation or promotion; or

(B) the Offer;

(b) no amount has been paid or agreed to be paid, and no benefit has been given or agreed to be given to:

(i) a director, or proposed director of Placer Dome, to induce them to become, or qualify as, a director of Placer Dome; or

(ii) a director, or proposed director of Placer Dome, any advisor of Placer Dome in connection with this Bidder's Statement, or any promoter of Placer Dome, in connection with:

(A) the formation or promotion of Placer Dome; or

(B) the Offer.

5.8 Other information about AurionGold

Substantial shareholders

Based on information set out on AurionGold's web site as at 24 May 2002 and the most recent substantial shareholder notices in relation to AurionGold lodged with the ASX, each of the following persons (on behalf of itself and its related bodies corporate) had the following substantial shareholdings in the issued common share capital of AurionGold as at 30 April 2002:

Shareholder	Shares Held	% of Issued Capital
Commonwealth Bank of Australia Group	71,820,727	16.3%
Harmony Gold (Australia) Pty Limited	43,350,992	9.8%
M & G Investments Management Limited	28,018,940	6.3%

Announcements to the ASX

Since 31 March 2002, AurionGold has made the following public announcements on the ASX:

- 11 April 2002 – Appendix 3B New Issue Announcement
- 19 April 2002 – Change of Director's Interest Notices (for Richard Warburton, Meredith Hellicar and Terrence Burgess)
- 30 April 2002 – March 2002 Quarterly Report Presentation
- 30 April 2002 to 2 May 2002 – Third Quarter Activities Report

- 3 May 2002 – Appendix 3B New Issue Announcement
- 8 May 2002 – Change of Company Name
- 10 May 2002 – North American and European Investor Presentation
- 10 May 2002 – Appendix 3B New Issue Announcement
- 15 May 2002 Change of Director's Interests Notices (for Richard Warburton, Meredith Hellicar and Terrence Burgess)
- 20 May 2002 – Appendix 3B New Issue Announcement

Material changes in financial position

Except as set out in this Bidder's Statement, the financial position of AurionGold has not, so far as is known by the Bidder or Placer Dome, materially changed since 31 March 2002, the date of the last issued Quarterly Report.

5.9 Taxation considerations

Introduction

The following is an outline of the principal Australian income tax consequences generally applicable to an AurionGold Shareholder who disposes of their AurionGold Shares under the Offer. The outline does not purport to be a complete analysis of Australian income tax law and, consequently, is not exhaustive of all possible Australian income tax considerations that could apply to particular Shareholders.

In particular, the outline only applies to Shareholders who hold their AurionGold Shares on capital account. It does not apply to Shareholders who hold their AurionGold Shares on income account or to Shareholders who acquired their shares under an employee share or option plan, nor does it apply to Shareholders that may be subject to special tax rules, such as banks, insurance companies, tax exempt organisations, superannuation funds or dealers in securities.

Further, the outline only applies to Shareholders who have a registered address in Australia. Shareholders who have a registered address outside Australia should seek their own advice.

Each Shareholder is advised to consult with their own tax adviser regarding the consequence of acquiring, holding or disposing of Shares in light of current tax laws and their particular investment circumstances.

The tax outline is based on the law in force at 24 May 2002. The outline does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of other countries apart from Australia. Shareholders should be aware that there are constant changes to Australian income tax law which could affect them and they should monitor these changes for themselves.

Taxation on the disposal of AurionGold Shares and receipt of Placer Dome Shares

If you accept the Offer, you will be treated as having disposed of your AurionGold Shares for capital gains tax purposes when the contract resulting from your acceptance of this Offer arises ("**Contract**"). This should be the date you accept the Offer or, if later, when the condition in clause 6.2 ("Foreign Investment Condition") of Appendix 1 is satisfied.

Shareholders (pre-20 September 1985)

If you acquired your AurionGold Shares before 20 September 1985, then generally there should be no capital gains tax consequences to you on a disposal of your AurionGold Shares. (Note, however, that there are circumstances where you may be deemed to have acquired your AurionGold Shares on or after 20 September 1985).

However, any later sale or other dealing in your Placer Dome Shares (and the attached rights under the Rights Plan ("**Plan Rights**")) will be subject to the capital gains tax rules. For these purposes, the cost base of your Placer Dome Shares (and the attached Plan Rights) should include an amount equal to their market value at the time the Contract arises.

Australian tax resident Shareholders (post-19 September 1985)

If you are a resident Shareholder and acquired (or are deemed to have acquired) your AurionGold Shares after 19 September 1985, then there will generally be capital gains tax implications to you on the disposal of your AurionGold Shares *unless* rollover relief is available and you seek it.

Accordingly, the capital gains tax consequences to you will differ depending on whether or not you obtain rollover relief (refer to conditions below under "If you obtain rollover relief").

<u>If you do not obtain rollover relief</u>

Generally, if the market value (at the time the Contract arises) of the Placer Dome Shares (and the attached Plan Rights) you receive for your AurionGold Share exceeds the cost base of your AurionGold Share for capital gains tax purposes, then a capital gain will arise equal to the excess. Ordinarily, for any AurionGold Shares purchased by the Shareholder, the cost base will include the amount paid for the AurionGold Shares plus any incidental acquisition and disposal costs, such as stamp duty (if any) and brokerage fees. In some cases, the cost base may be indexed for inflation, which reduces the capital gain.

If you are an individual (or, in some cases, a trustee) or a complying superannuation entity and realise a capital gain on the disposal, you may qualify for the capital gains tax concession, being 50% for individuals and some trustees and one-third for complying superannuation entities. The concession will generally only apply if you have held your AurionGold Shares for at least 12 months prior to the disposal for capital gains tax purposes (i.e. the time the Contract arises).

If the market value (at the time the Contract arises) of the Placer Dome Shares (and the attached Plan Rights) you receive for your AurionGold Share is less than the cost base of your AurionGold Share for capital gains tax purposes (without any adjustment for indexation), then a capital loss will generally arise equal to the difference. A capital loss may only be applied by you to offset any capital gains realised by you during the same year of income or during a later year of income. A capital loss may not be offset against other income. There are specific rules in relation to losses for companies and trusts.

The cost base of the Placer Dome Shares (and the attached Plan Rights) which you receive will include an amount equal to their market value at the time the Contract arises. This is relevant for determining any capital gain or capital loss made on a later sale or other dealing in your Placer Dome Shares (and the attached Plan Rights).

The above comments do not apply to you if you buy and sell shares in the ordinary course of business, or if you acquired the shares for resale at a profit. In those cases, any gain will generally be taxed as ordinary income (rather than as a capital gain) and rollover relief will not be available. You should seek your own advice.

If you obtain rollover relief

You may obtain rollover relief if each of the following is satisfied:

- the Offer results in the Bidder or members of the Placer Dome group of companies becoming the owner of 80% or more of the shares in AurionGold;
- you would otherwise make a capital gain on the disposal of your AurionGold Shares (refer above); and
- you choose rollover relief (refer below).

If rollover relief applies, then the following consequences should arise:

(i) **You will not be assessed on the capital gain to the extent that you receive Placer Dome Shares for your AurionGold Share;**

(ii) **However, you will make a capital gain to the extent that the value of the Plan Right which is attached to the Placer Dome Shares you receive exceeds the part of the cost base of your AurionGold Shares that you reasonably attribute to the Plan Right. We anticipate that any such gain would be nominal**;

(iii) The cost base of the Placer Dome Shares which you receive will be determined by reference to the cost base of your AurionGold Shares. This will be relevant for determining any capital gain or capital loss made by you on any later sale or other dealing in your Placer Dome Shares;

Specifically, the cost base of the Placer Dome Shares you receive for your AurionGold Share should include an amount equal to the cost base of your AurionGold Share less that part of the cost base of your AurionGold Share that you reasonably attribute to the Plan Right. We anticipate only a nominal amount will be attributed to the Plan Right. **The cost base of the Plan Right should include an amount equal to its market value at the time the Contract arises**; and

(iv) **You will be deemed to have acquired your Placer Dome Shares at the (original) time you acquired your AurionGold Share. You will acquire the Plan Right at the time the Contract arises.** The date of acquisition is particularly relevant for determining whether the 12 month holding requirement is satisfied for the capital gains tax concession described above.

If you choose rollover relief, then the choice must be made before you lodge your income tax return for the year of income in which the Contract arises. You may make the choice by simply disregarding the capital gain referred to in paragraph (i) above in preparing your income tax return.

Holding Placer Dome Shares (irrespective of whether rollover relief is obtained)

There are special rules that apply where an Australian tax resident holds an interest in a foreign company, called the "foreign investment fund" regime. However, these rules should not apply to your Placer Dome Shares.

Dividends paid on your Placer Dome Shares will generally be assessable income to you. These dividends will not carry franking credits. However, they may carry foreign tax credits which should reduce any Australian tax payable on the dividends.

Any later sale or other dealing in your Placer Dome Shares will generally have capital gains tax consequences to you. These consequences will depend, in part, on the cost base of your Placer Dome Shares. This will differ depending on whether you obtained rollover relief on the disposal of your AurionGold Shares (refer above).

Non-resident Shareholders (post-19 September 1985)

If you are a non-resident Shareholder, then there should generally be no capital gains tax consequences to you on the disposal of your AurionGold Shares provided that:

- you and/or your associates have at all times in the preceding 5 years held less than 10% of the issued Shares in AurionGold; and
- the Shares are not used in carrying on a business through a permanent establishment in Australia.

If either requirement is not satisfied, then there may be capital gains tax consequences to you, subject to the operation of any relevant double tax treaty.

If you buy and sell shares in the ordinary course of business, or acquired the Shares for resale at a profit, any gain could be taxed in Australia as ordinary income and not as a capital gain. Again, this may be subject to the operation of any relevant double tax treaty. Rollover relief will not apply. In that case, you should seek your own Australian advice.

You should also seek advice from your taxation adviser as to the taxation implications in your country of residence of accepting the Offer.

Canadian Federal Income Tax considerations

The following is an outline of the principal Canadian income tax consequences generally applicable to an AurionGold Shareholder, in respect of the acquisition, holding, and disposition of Placer Dome Shares acquired pursuant to the Offer, who for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable income tax convention, and at all relevant times, is not, and is not deemed to be, resident in Canada, deals at arm's length with Placer Dome, is not affiliated with Placer Dome, will hold the Placer Dome Shares, as capital property, and does not use or hold and is not deemed to use or hold the Placer Dome Common Shares in or in the course of carrying on business in Canada (hereinafter referred to as a "Non-Canadian holder"). Special rules, which are not discussed in this outline, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Canadian Minister of Finance prior to the date hereof and our understanding of the current published administrative practices of the Canada Customs and Revenue Agency ("CCRA"), the Canadian federal tax authority. This summary is not exhaustive of all Canadian income tax considerations and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or changes in the administrative practices of the CCRA, nor does it take into account provincial, territorial or foreign income tax considerations which may vary from the Canadian federal income tax considerations described herein. All amounts relating to the ownership of Placer Dome Shares must be converted into Canadian dollars for the purpose of the Canadian Tax Act and the regulations thereunder.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of Placer Dome Shares, and no representation is made with respect to the Canadian tax consequences to any particular holder. Accordingly, prospective holders of Placer Dome Shares should consult their own tax advisors with respect to the Canadian tax considerations relevant to them, having regard to their particular circumstances.

Ownership of Placer Dome Shares

Under the Canadian Tax Act, dividends on Placer Dome Shares paid or credited, or deemed to be paid or credited, to a Non-Canadian holder will be subject to Canadian withholding tax at the rate of 25 per cent of the gross amount of such dividends. Such rate may be reduced under the provisions of an applicable income tax convention. For example, under the *Canada-Australia Income Tax Convention* (the "Convention") this withholding tax rate is generally reduced to 15 per cent in the case of dividends paid or credited to a resident of Australia within the meaning of the Convention who is beneficially entitled to such dividends.

In general, a Non-Canadian holder will not be subject to Canadian income tax on capital gains arising on the disposition or deemed disposition of Placer Dome Shares unless those Placer Dome Shares constitute "taxable Canadian property" to the Non-Canadian holder and the Non-Canadian holder is not entitled to relief under the provisions of an applicable tax treaty. A Placer Dome Share will constitute taxable Canadian property to a Non-Canadian holder if, at any time in the five-year period immediately preceding the disposition, the Non-Canadian holder, persons with whom such holder did not deal at arm's length, or the Non-Canadian holder together with persons with whom such holder did not deal at arm's length owned 25 per cent or more of the shares of any class or series of the capital stock of Placer Dome. For this purpose it is the position of the CCRA that a holder of an interest in or an option to acquire Placer Dome Shares will be considered to hold the Placer Dome Shares to which such interest or option relates.

5.10 Australian Regulatory approvals

Foreign Investment Review Board

The Foreign Acquisitions and Takeovers Act 1975 (Cth) regulates the acquisition of shares in certain Australian companies where the acquisition results in a foreign entity controlling the corporation or a change in the identity of the foreign controllers of the corporation.

Accordingly, as the acquisition of AurionGold Shares under this offer may result in Placer Dome, a foreign entity, controlling AurionGold, this offer is conditional upon the Treasurer of the Commonwealth of Australia stating prior to the expiration of this offer that he has no objection under the Australian Federal Government's foreign investment policy or under the Foreign Acquisitions and Takeovers Act 1975 (Cth) of Australia to the acquisition of AurionGold Shares by the Bidder or the Treasurer ceases to be entitled to make an order under Part II of that legislation or such an acquisition being not otherwise in breach of that legislation.

The Bidder lodged an application with the Foreign Investments Review Board ("FIRB") on 24 May 2002 and the Bidder does not believe that there are any issues that will prevent the Treasurer from approving this application. However, the Bidder and Placer Dome cannot give any assurance as to the outcome of the application to FIRB.

5.11 Foreign regulatory matters

Listing of Placer Dome Shares on TSX and NYSE

Placer Dome intends to seek the listing of the entirety of the Placer Dome Shares to be issued in connection with the Offer, on each of the stock exchanges on which it is listed, including the TSX. Placer Dome will seek confirmation from the TSX at the time of listing that it will not require Placer Dome to seek the approval of its shareholders for the issuance of the Shares pursuant to the Offer, in part on the basis that the successful completion of the transactions contemplated by this Bidder's Statement would not be expected to have a material impact on control of Placer Dome. Placer Dome expects to receive similar confirmation from the NYSE.

Placer Dome will apply for rulings or orders of certain relevant securities regulators in Canada to exempt the issuance of the Placer Dome Shares issuable pursuant to the Offer in certain Canadian jurisdictions from the prospectus and registration requirements of certain relevant Canadian securities laws. Application will also be made to permit resale of the Placer Dome Shares in certain Canadian jurisdictions without restriction by persons other than a "control person", provided that no unusual effort is made to prepare the market for any such resale or to create a demand for the Placer Dome Shares which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof.

United States Securities Law Matters

The AurionGold Shares are not registered under the U.S. Exchange Act and, pursuant to applicable provisions of the U.S. Exchange Act, the Offer is exempt from the filing, procedural, disclosure and timing requirements applicable to tender offers under the U.S. Exchange Act.

The Placer Dome Shares offered as consideration under the Offer are being distributed within the United States and to U.S. persons pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 802 thereunder, and are being distributed outside the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Regulation S thereunder. The Placer Dome Shares distributed pursuant to the Offer to AurionGold Shareholders that are within the United States or are U.S. persons will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the AurionGold Shares exchanged by such AurionGold Shareholders in the Offer were also "restricted securities". Any securities dealer that receives a soliciting fee from Placer Dome or that otherwise participates, pursuant to a contractual arrangement, in the distribution of Placer Dome Shares in connection with the Offer must agree that, for a period of 40 days from the end of the Offer Period, all offers and sales of Placer Dome Shares distributed in connection with the Offer shall be made outside the United States to persons other than U.S. persons pursuant to Rule 903 or 904 of Regulation S under the U.S. Securities Act, or pursuant to registration of such Placer Dome Shares under the U.S. Securities Act or pursuant to an available exemption from registration under the U.S. Securities Act. In addition, until 40 days after the end of the Offer Period, an offer or sale of Placer Dome Shares distributed in connection with the Offer within the United States by any dealer may violate the registration requirements of the U.S. Securities Act unless such offer or sale is made pursuant to an exemption under the U.S. Securities Act.

United States Antitrust Matters

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of AurionGold Shares pursuant to the Offer may be subject to such requirements.

A Notification and Report Form with respect to the Offer will be filed under the HSR Act on 28 May 2002, and the waiting period with respect to the Offer under the HSR Act will expire at 11:59 P.M., New York City time, on 27 June 2002. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or material from Placer Dome and Bidder. If such request is made, the waiting period will expire at 11:59 P.M., New York City time, on the thirtieth day (or the first business day thereafter) after Placer Dome and Bidder have substantially complied with such request. Thereafter, the waiting period may be extended only by court order or with Placer Dome's and Bidder's consent.

A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the applicable thirty day HSR Act waiting period will be terminated early. AurionGold Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. If Bidder's acquisition of AurionGold Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Bidder's acquisition of AurionGold Shares pursuant to the Offer. At any time before or after Bidder's acquisition of the AurionGold Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of AurionGold Shares pursuant to the Offer or otherwise or seeking divestiture of AurionGold Shares acquired by Bidder or divestiture of substantial assets of Placer Dome or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which Placer Dome and AurionGold are engaged, Placer Dome believes that the acquisition of AurionGold Shares by Bidder will not violate the United States antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of AurionGold Shares by Bidder on antitrust grounds will not be made or, if such a challenge is made, of the result of any such challenge.

Antitrust Matters in Other Jurisdictions

Placer Dome and AurionGold conduct operations in a number of jurisdictions where antitrust filings or approvals may be required in connection with the Offer. As previously stated, Placer Dome has made or will make antitrust filings with the relevant authorities in the United States. To the extent required Placer Dome will also make filings in other countries. However, Placer Dome does not currently anticipate the need for such filings. Placer Dome is currently in the process of reviewing whether any other filings will be required or advisable in other jurisdictions, and Placer Dome intends to make the appropriate regulatory filings and applications if it decides that such filings are required or advisable. Placer Dome believes that the necessary regulatory approvals will be obtained.

5.12 Exchange Rates

Exchange rates for the Australian dollar (A$1.00) against, respectively, the United States dollar and the Canadian dollar at the end of the three years ended 31 December 2001 and the period ended 24 May 2002, and the average, the high and low exchange rates for each of the such periods are as follows.

A$/US$

	Year to 24 May 2002	Year to 31 December 2001	Year to 31 December 2000	Year to 31 December

	24 May 2002	31 December 2001	31 December 2000	31 December 1999
Closing	0.5539	0.5106	0.5540	0.6583
Average	0.5267	0.5179	0.5814	0.6454
High	0.5578	0.5714	0.6664	0.6738
Low	0.5068	0.4833	0.5125	0.6138

A$/CAN$

	Year to 24 May 2002	Year to 31 December 2001	Year to 31 December 2000	Year to 31 December 1999
Closing	0.8526	0.8118	0.8317	0.9526
Average	0.8346	0.8015	0.8627	0.9586
High	0.8580	0.8592	0.9665	0.9824
Low	0.8051	0.7627	0.7853	0.9279

The A$/US$ exchange rate information above is based on the daily exchange rate for the United States dollar versus the Australian dollar as determined by the Reserve Bank of Australia (a representative mid-point determined by the Reserve Bank of Australia on the basis of quotations in the Australian foreign exchange market at 4 pm Eastern Australian time on the day concerned). The rates shown for the Canadian currency are calculated by the Reserve Bank by crossing the rate for the US dollar with mid-points of buying and selling rates quoted in Australian or Asian markets at the same time.

5.13 Miscellaneous

Australian Securities & Investments Commission modifications

The Bidder and Placer Dome have obtained certain exemptions from and modifications of the application of the Corporations Act granted by the ASIC in relation to the Offer. These include exemptions and modifications which have the following effect:

(a) to enable the Bidder to include, without obtaining specific consent, statements which are a correct and fair copy of an extract from a statement in any documents lodged with ASIC or the ASX; and

(b) to enable the Bidder to include, without obtaining specific consent from the persons named as "qualified persons" in section 2.6, the mineral reserve and mineral resource estimates set out in section 2.6.

Documents available for inspection

Placer Dome has, since its admission to the official list of ASX on 14 August 1987, been subject to regular reporting and disclosure obligations contained in the Listing Rules (although, as a foreign exempt listing, it has not been subject to all such obligations contained in the Listing Rules).

Copies of documents lodged by Placer Dome under these reporting obligations may be obtained from, or inspected at, an office of ASX.

Copies of documents lodged by Placer Dome under the Corporations Act with ASIC may be obtained from an office of ASIC.

Placer Dome is subject to the public reporting requirements applicable to reporting issuers in each of the provinces of Canada. Accordingly, it is obligated to make regular filings with provincial securities regulators, including annual audited financial statements, unaudited quarterly financial statements, an Annual Information Form, a management proxy circular with respect to its annual meeting, and material change reports and press releases, in the event of a material change in its affairs. The majority of these documents, together with additional information regarding Placer Dome, are available at its website at http://www.placerdome.com.

Placer Dome is subject to the informational requirements of the U.S. Exchange Act and, in accordance therewith, files reports and other information with the United States Securities and Exchange Commission (the "SEC"). Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada. Placer Dome is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Any information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60660. Copies of such material can also be obtained from the SEC at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W. Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The Placer Dome Shares are listed on the NYSE and reports and other information concerning Placer Dome may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

If you would like to receive a copy of any of these documents or publications, including any of the following documents, please contact the Shareholder Information Line and you will be sent copies free of charge:

- Audited financial statements for the twelve months ended 31 December 2001, together with the auditors' report thereon;
- Unaudited financial statements for the three months ended 31 March 2002;
- Annual Information Form dated 22 February 2002;
- Management proxy circular dated 14 February 2002;
- Material change report dated 16 April 2002 regarding execution of a letter of understanding with Kinross Gold Corporation regarding a joint venture to combine the two companies' mining operations in the Porcupine camp in Ontario, Canada;

The details for the Shareholder Information Line are as follows:

In Australia: 1 800 00 96 96

International (for USA, Canada, NZ, South Africa, Singapore, HK, Japan, South Korea, UK, excluding Irish Republic): 1 800 4200 0000

International (All other countries): +61 3 9221 9755
Emergency help line: +61 3 9221 9755

AurionGold Information

This Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged by AurionGold with the ASIC or announced on the company announcements platform of the ASX by AurionGold.

No person who has made any of these statements has consented to the statement being included in or accompanying this Bidder's Statement in the form and context in which it is included.

Consents

Ernst & Young LLP has consented to the inclusion in this Bidders Statement of the Investigating Accountant Report in Annexure 1 in the form and context in which it is included.

Other material information

Other than as set out or referred to elsewhere in this Bidder's Statement, there is no other information that is material to the making of a decision by a holder of AurionGold Shares whether to accept an Offer which is known to the Bidder, except for information which has previously been disclosed to the holders of AurionGold Shares and which relates to matters other than the value of Placer Dome Shares.

5.14 Approval of Bidder's Statement

The copy of this Bidder's Statement that is to be lodged with ASIC has been approved by a unanimous resolution passed by the directors of the Bidder on 26 May 2002.

6 Glossary

6.1 Definitions

The following defined terms are used throughout this Bidder's Statement unless the contrary intention appears or the context requires otherwise:

Acceptance Form means the form of acceptance and transfer accompanying this Offer.

AurionGold means AurionGold Limited (ABN 60 008 560 978).

AurionGold Shareholder means a holder of AurionGold Shares.

AurionGold Shares means fully paid ordinary shares in the capital of AurionGold.

Announcement Date means 27 May 2002, being the date of announcement of the Offer.

AEST means Australian Eastern Standard Time

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

Australian GAAP means accounting principles generally accepted in Australia.

Bidder means Placer Dome Asia Pacific Limited (ABN 80 050 284 967), a company registered in New South Wales, Australia.

Bidder's Statement means this document, being the statement of the Bidder under Part 6.5 Division 2 of the Corporations Act relating to the Offers.

Bidder's Takeover Transferee Holding means the holding of AurionGold Shares on the CHESS subregister of the Bidder established for the purposes of this Offer.

Board means, in relation to Placer Dome, the board of directors of Placer Dome.

Broker means a person who is a share broker and a participant in CHESS.

Business day means a day on which banks are open for general banking business in Sydney (not being a Saturday, Sunday or public holiday in that place).

CDI means CHESS Depositary Instruments.

CDN means CHESS Depository Nominees Pty Ltd.

CHESS means the Clearing House Electronic Subregister System, which provides for electronic share transfer in Australia.

CHESS Holding means a holding of AurionGold Shares on the CHESS subregister of AurionGold.

Controlling Participant means the Broker or Non-Broker Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the SCH Business Rules.

Corporations Act means the Corporations Act 2001.

FIRB means Foreign Investment Review Board.

Issuer Sponsored Holding means a holding of AurionGold Shares on AurionGold issuer sponsored subregister.

Listing Rules means the listing rules of ASX.

Merged group means Placer Dome upon acquisition of AurionGold.

Merger Information Memorandum means the Information Memorandum dated 9 November 2001 in relation to the merger by way of Scheme of Arrangement between Goldfields Limited and Delta Gold Limited.

Non-Broker Participant means a non-broker participant under the SCH Business Rules.

NYSE means the New York Stock Exchange.

Offer Period means the period commencing on [ ] and ending on [ ], or such later date to which the Offer has been extended.

Offer Terms means the terms and conditions of the Offers set out in Appendix 1 to this Bidder's Statement.

Offers means the offers by the Bidder on the Offer Terms to acquire AurionGold Shares referred to in section 1 of this Bidder's Statement.

Options means unquoted options to subscribe for AurionGold Shares.

Placer Dome means Placer Dome Inc. (ARBN 090 234 530).

Placer Dome Shares means common shares of Placer Dome.

PNG means the Independent State of Papua New Guinea.

PJV means the Porgera Joint Venture.

Quarterly Report means:

(a) in relation to AurionGold, the AurionGold Quarterly Report (dated 30 April 2002) for the 3 months ended 31 March 2002; and

(b) in relation to Placer Dome, the Placer Dome Quarterly Report (dated 23 April 2002) for the 3 months ended 31 March 2002.

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from AurionGold Shares directly or indirectly after the date of this Bidder's Statement, including, without limitation, all dividends or other distributions and all rights to receive any dividends or other distributions, or to receive or subscribe for shares, stock units, notes, bonds, options or other securities, declared, paid or made by AurionGold or any of its subsidiaries.

Rights Plan means the rights plan described in section 5.3 under the heading "Shareholder Rights Plan".

SCH means the Securities Clearing House, the body which administers the CHESS system in Australia.

SCH Business Rules means the business rules of SCH.

SEC means the United States Securities and Exchange Commission.

TSX means the Toronto Stock Exchange.

U.S. GAAP means accounting standards generally accepted in the United States.

U.S. Exchange Act means the United States Securities Exchange Act of 1934, as amended.

U.S. Securities Act means the United States Securities Act of 1933, as amended.

Interpretation

The following rules of interpretation apply unless the contrary intention appears or the context requires otherwise:

(a) A reference to time is a reference to Sydney time.

(b) Headings are for convenience only and do not affect interpretation.

(c) The singular includes the plural and conversely.

(d) A reference to a section is to a section of this Bidder's Statement.

(e) A gender includes all genders.

(f) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(g) $, US$ or US c is a reference to the lawful currency of the United States of America, A$ or A c is a reference to the lawful currency of Australia and C$ or C c is a reference to the lawful currency of Canada, unless otherwise stated (for example in section 3).

(h) A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(i) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.

(j) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(k) A reference to any instrument or document includes any variation or replacement of it.

(l) A term not specifically defined in this Bidder's Statement has the meaning given to it in the Corporations Act or the SCH Business Rules, as the case may be.

(m) A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(n) A term not specifically defined in this Bidder's Statement has the meaning given to it (if any) in the Corporations Act.

(o) A reference to you is to a person to whom the Offer is made under Appendix 1 to this Bidder's Statement.

(p) A reference to Placer Dome or AurionGold's activities, business, operations or properties includes a reference, respectively, to the activities, business, operations or properties conducted by companies (including, but not limited to, joint ventures) controlled by Placer Dome or AurionGold.

6.2 Glossary of Mining Terms

autoclave: a closed strong vessel for conducting chemical reactions under high pressure and temperature.

ball mill: a rotating horizontal cylinder in which ore is ground using various types of grinding media including iron balls.

back fill: classified tailings or waste rock used to fill voids created by underground mining.

breccia: rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

breccia pipe: a pipe or funnel shaped structure filled with angular fragments held together with a fine grained cement. The feature may be formed in a variety of different ways. It is likely to be a hydrothermal or explosion-induced pipe in which fluids have deposited ore-forming minerals.

carbonaceous: containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the whole mass.

carbon-in-leach ("CIL") process: This process is used to recover gold into activated carbon during the agitation leach process. The gold recovery from carbon follows normal carbon stripping procedures. This process is used to improve gold recoveries when naturally occurring carbonaceous materials are present in the ore which reduce normal gold recoveries.

carbon-in-pulp ("CIP") process: this process is used to recover gold that has been dissolved after cyanide leach agitation. Pulp, after cyanidation, is mixed in a series of agitators with coarse activated carbon particles. Carbon is moved counter-current to the pulp, absorbing gold as it passes through the circuit. Loaded carbon is removed by screening from the lead agitated tank. Gold is recovered from the loaded carbon by stripping at elevated temperature and pressure in a caustic cyanide solution. This high-grade solution is then passed through an electrolytic cell, where gold powder is deposited on a stainless steel woven wire cathode. The gold powder is washed from the loaded cathodes and then smelted to produce dore.

Carlin-type: a deposit having characteristics similar to the Carlin Gold Mine, Nevada, USA.

CIM Definition: a definition set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 and adopted in Canadian National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

circulating fluid bed roaster: a furnace in which finely ground ore or concentrate is roasted to eliminate sulphur.

competent person: is a person who is a Member or Fellow of the Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking. If the competent person is estimating, or supervising the estimation of mineral resources, the relevant experience must be in the estimation, assessment and evaluation of mineral resources. If the competent person is estimating, or supervising the estimation of ore reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of ore reserves.

concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

cut-and-fill stoping: an underground mining method in which the ore is excavated by successive flat slices, working upward from the level. After each slice is blasted, all broken ore is removed and the stope is filled with waste up to within a few feet of the back before the next slice is taken out.

cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves in a given deposit.

cyanidation: a method of extracting gold or silver by dissolving it in a weak solution of sodium or potassium cyanide.

dilution: an estimate of the amount of waste or low-grade mineralised rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

dore: unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.

electrowinning: recovery of a metal from an ore by means of electro-chemical processes.

flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.

fold: a curve or bend of a planar structure such as a rock bed or a fault plane. The result of deformation processes in the earth's crust.

gangue: valueless rock or mineral material in ore.

gravity concentration: a metallurgical process that separates metals from gangue using the specific gravity differential between the metal and the gangue.

greenstone: a metamorphic (cooked) rock whose green colour is due to the presence of chlorite, epidote or actinolite. Commonly a loose term used to describe deformed, recrystallised volcanic and/or sedimentary rock which has a high amphibole content as a result of its original bulk composition.

GSR: gross smelter return.

igneous rock: rock which is magmatic in origin.

indicated mineral resource (CIM Definition): is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

indicated mineral resource (JORC Definition): is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

inferred mineral resource (CIM Definition): is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

inferred mineral resource (JORC Definition): is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

JORC Definition: a definition set out in the Australasian Code for Reporting of Mineral Resources and Ore Reserves effective September 1999.

leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

long-hole stoping: this underground method of stoping involves the drilling of blast holes generally exceeding 15 metres in length and is normally only practical for large ore bodies or wide regular veins with strong country rock to minimize waste dilution.

measured mineral resource (CIM Definition): is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

measured mineral resource (JORC Definition): is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Merrill-Crowe precipitation: a process utilized to recover dissolved gold and silver metals from a sodium cyanide leaching solution. The gold and silver metals are precipitated by zinc dust after the leaching solution is clarified and deoxygenated under vacuum.

mineral resource (CIM Definition): is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

mineral resource (JORC Definition): is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

mineral reserve (CIM Definition): is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A reserve includes diluting materials and allowances for losses that may occur when the material is mined.

non-refractory ore: ore which is relatively easy to treat for recovery of the valuable substances.

NPI: net profit interest.

NSR: net smelter return.

ore reserve (JORC Definition): is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proved ore reserves.

precious metals: gold, silver, platinum, palladium and rhodium

pressure oxidation: a process of conducting chemical reactions under high pressure and temperature.

pressure oxidation circuit: a metallurgical process that uses high pressure and temperature to liberate precious metals from within sulphide concentrates.

probable mineral reserve: is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

probable ore reserve (JORC Definition): is the economically mineable part of an indicated, and in some circumstances measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

proven mineral reserve (CIM Definition): is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

proved ore reserve (JORC Definition): is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

qualified person: is an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association.

refractory rock: rock which is difficult to treat for recovery of the valuable minerals. Most commonly treated by oxidizing the rock in an autoclave.

semi-autogenous ("SAG") mill: a large diameter grinding mill utilizing steel balls and large rock pieces to grind ore from a coarse feed size to a relatively small particle size. The semi-autogenous mill replaces the equipment normally used for fine crushing and rod milling.

stope: an underground opening in a mine from which ore is extracted.

strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.

strip (or stripping) ratio: the tonnage or volume of waste material which must be removed to allow the mining of one tonne of ore in an open pit.

sulphides: compounds of sulphur with other metallic elements.

tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

zinc precipitation: see Merrill-Crowe precipitation.

6.3 Metric conversion table

To convert	To imperial measurement units	Multiply by
Tonnes	Short tons	1.10231
Tonnes	Long tons	0.98422
Tonnes	Pounds	2204.62
Tonnes	Ounces (troy)	32,150
Kilograms	Ounces (troy)	32.150
Grams	Ounces (troy)	0.03215
Grams/tonne	Ounces (troy)/short ton	0.02917
Hectares	Acres	2.47105
Kilometres	Miles	0.62137
Metres	Feet	3.28084

6.4 Unit of Measurement

l/s	litres per second
gpm	Gallons (US) per minute
ppb	parts per billion
tpd or t/d	tonnes per day

6.5 Key Differences between Australian GAAP and US GAAP

Certain historical financial information for AurionGold is included in this Bidders Statement. This historical information for AurionGold is presented in accordance with Australian GAAP. All other historical financial information for Placer Dome and the merged group formed after Placer Dome's acquisition of AurionGold is presented in accordance with US GAAP. US GAAP differs in certain significant respects from Australian GAAP. These differences as they relate to AurionGold cannot be quantified due to the limited disclosures provided in publicly available financial information. See section 4.4 (*"The Bidder has not verified the reliability of the AurionGold information included in, or which may have been omitted from, this Bidder Statement"*.)

The key differences between Australian GAAP and US GAAP are as follows:

Exploration Costs

US GAAP requires amounts expended on exploration be expensed until such time as a feasibility study has been completed that supports the existence of a commercially mineable reserve. Under Australian GAAP exploration costs can be capitalized provided the company has legal title to the mineral rights, and either the company expects to recoup such costs through successful development and exploitation or sale, or exploration activities have not reached a stage at the balance sheet date which permits a reasonable assessment of the existence or otherwise of economically recoverable mineral reserves.

Revenue recognition

US GAAP requires that for revenue to be recognized, legal title must have passed to the purchaser and the final purchase price is either fixed or determinable. Under Australian GAAP revenue is recognized when control passes to the purchaser, which is determined by a combination of factors, one of which would include delivery.

Capitalized interest

US GAAP requires interest to be capitalized for all assets in construction to the extent outstanding borrowings exist. Australian GAAP only allows interest on specific project related indebtedness to be capitalized.

Derivative instruments

US GAAP requires all derivatives to be recorded at fair value, with changes in fair value recorded either in income or other comprehensive income depending upon the company's strategy for holding the derivative and whether rigorous criteria for hedge accounting have been met. Note to the extent that financial instruments can instead be regarded as normal course sales, the instrument would not have to be recorded at fair value and changes in fair value would not be recorded in either income or comprehensive income. Under Australian GAAP, gains and losses on derivatives are deferred and recognized concurrent with the recognition of the underlying hedged item to the extent a hedging relationship exists.

Goodwill

US GAAP does not allow for amortization of goodwill. Australian GAAP limits the amortization period to 20 years, subject to recoverability tests.

Minority interest

US GAAP requires minority interest to be a separate component of the balance sheet outside of equity. Australian GAAP requires minority interest to be classified as a component of shareholders equity. Additionally. US GAAP reports minority interest at book value while Australian GAAP measures minority interest at fair value on the date the entity becomes a subsidiary.

Dividends payable

US recognises dividends when paid. Australian GAAP presents dividends payable as a liability, and are recognized when declared.

Pensions and employee benefits

US GAAP measures such amounts at nominal amounts. Australian GAAP measures the non-current portion at the present value of expected future cash outflows.

Stock options

Australian GAAP does not require compensation expense to be recognized in respect of stock options. Under US GAAP, compensation expense is recognized based on either the fair value or the intrinsic value of the option at the date of issuance, depending upon whether a FAS 123 or APB 25 approach is followed.

Start-up costs

US GAAP requires that all start-up costs be expensed as incurred, with the exception of costs directly associated with the construction of long lived assets. Under Australian GAAP, start-up costs may in certain circumstances be deferred and amortized.

Deferred taxes

US GAAP provides for netting of deferred tax assets and liabilities arising in the same taxing jurisdiction within each current and non-current category. Under Australian GAAP, there is no provision for netting deferred tax assets and liabilities of different companies within a group in a consolidated set of accounts. Under US GAAP, deferred tax assets for temporary differences and carry forward losses are recognized, but reduced by a valuation allowance to the extent it is more likely than not that the asset will be realized. Under Australian GAAP, there is recognition of deferred tax assets on temporary differences if realization is beyond reasonable doubt, and there is recognition of deferred tax assets on carry forward losses if realization is virtually certain.

Impairment of long-lived assets

Under US GAAP long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The initial assessment of impairment is performed by comparing the undiscounted future cash flows to the carrying value, and if the carrying value exceeds the undiscounted cash flows, the assets are written down to fair market value. Under Australian GAAP asset impairment is assessed either on a discounted or undiscounted basis.

Revaluation of assets

Under Australian GAAP, long-lived assets can be restated to fair value in certain circumstances, and impairment write-downs reversed following an increase in the value of the assets. Under US GAAP, upward revaluation of long-lived assets and reversal of previously recorded impairment write-downs are not permitted.

Investments in marketable securities

Under US GAAP, investments in marketable securities considered to be available for sale are measured at market value each period, with unrealised gains and losses deferred in other comprehensive income and reclassified to income when realized. Under Australian GAAP these investments are recorded at historic cost, and assessed for recoverability.

Appendix 1 - Placer Dome Offer Terms

1 Offer

The Bidder offers to acquire any or all of your AurionGold Shares together with all Rights attaching to them on the following terms and conditions.

The Offer extends to any AurionGold Shares that are issued during the period from [ ] to the end of the Offer Period as a result of the exercise of Options.

You may accept this Offer in respect of any or all of your AurionGold Shares.

By accepting this Offer, you undertake to transfer to the Bidder not only the AurionGold Shares to which the Offer relates but also all Rights attached to the AurionGold Shares.

1.1 Who may accept

The Offer is made:

(a) to each AurionGold Shareholder registered as such at [insert time and date]; and

(b) to any person who becomes registered or entitled to be registered as the holder of any Shares by virtue of an issue of AurionGold Shares under AurionGold's employee incentive plans during the Offer Period.

2 Consideration

2.1 Consideration

The consideration offered is 17.5 Placer Dome Shares for every 100 AurionGold Shares.

If you have a registered address in the AurionGold shareholder register in the United States or Canada, you will receive your consideration in the form of Placer Dome Shares (to be traded on the NYSE and the TSX). If you have a registered address in the AurionGold shareholder register outside the United States or Canada, you will be offered your consideration in the form of Placer Dome CDI's.

2.2 Shareholders outside Australia, United States or Canada

If you are (or are acting on behalf of) a citizen or a resident of a jurisdiction other than Australia or you have a registered address in the AurionGold register of members outside Australia and its external territories, Canada and the United States and the Bidder forms the view that it is precluded from lawfully making the Offer to you, you will not receive or be entitled to receive Placer Dome Shares.

Instead, the consideration for the Offer is the cash proceeds of a sale on the open market outside the United States of Placer Dome Shares to which you would have been entitled if your registered address was within Australia or its external territories, Canada and the United States.

Please see clause 5.2 for details of how this cash payment will be made to you.

2.3 Fractional entitlements

If under the Offer you become entitled to a fraction of a Placer Dome Share, the number of Placer Dome Shares you are entitled to pursuant to this Offer will be rounded up to the next highest whole number of Placer Dome Shares. If the Bidder reasonably believes that an AurionGold Shareholder's holdings have been manipulated to take advantage of rounding up, then any fractional entitlement will be aggregated or rounded down to the next lowest whole number of Placer Dome Shares.

2.4 Dividends and Distributions

(a) The Bidder will be entitled to all dividends and other distributions and entitlements declared, paid or made by AurionGold or which arise or accrue after the Announcement Date in respect of the AurionGold Shares which the Bidder acquires pursuant to this Offer.

(b) If for any reason whatsoever the Bidder does not receive any such dividends or other distributions or entitlements, the Bidder will, to the extent permitted by applicable law, be entitled to reduce the amount of consideration to which you would otherwise be entitled in accordance with this Offer by the amount or value (as reasonably determined by the Bidder) of the dividend or other distribution or entitlement. This may include reducing the number of Placer Dome Shares to which you may otherwise be entitled.

3 Offer Period

The Offer will, unless withdrawn, remain open for acceptance during the period commencing on the date of this Offer, being [ ], and ending at [ ] on:

(a) the date which is one month after the date of this Offer, being[ ]; or

(b) any date to which the period of this Offer is extended in accordance with the Corporations Act,

whichever is the later.

4 How to accept this Offer

4.1 Any or all of your holding

This Offer is for any or all of your AurionGold Shares.

4.2 Acceptance procedure for Shareholders

The acceptance procedure will depend on whether your AurionGold Shares are in an Issuer Sponsored Holding or a CHESS Holding.

If you hold your AurionGold Shares in an Issuer Sponsored Holding

If your AurionGold Shares are in an Issuer Sponsored Holding, then to accept this Offer you must **complete, sign and return** the accompanying Acceptance Form in accordance with the instructions on it and deliver it or send it by post together with all other documents required by those instructions so that they are received before the expiry of the Offer Period.

If you hold your AurionGold Shares in a CHESS Holding

If your AurionGold Shares are in a CHESS Holding, then to accept this Offer you must comply with the SCH Business Rules.

To accept this Offer in accordance with the SCH Business Rules:

(a) you must instruct your Controlling Participant to initiate acceptance of this Offer; or

(b) if you are a Broker or a Non-Broker Participant, you must accept this Offer,

in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

Alternatively, if you are not a Broker or a Non-Broker Participant, you may **complete, sign and return** the Acceptance Form in respect of those AurionGold Shares which are in the CHESS Holding in accordance with the instructions on it and deliver it or send it by post, together with all other documents required by those instructions so they are received before the expiry of the Offer Period. This will authorise the Bidder to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf, in accordance with Rule 16.3 of the SCH Business Rules.

Mailing and delivery addresses

The mailing and delivery addresses for completed Acceptance Forms are as follows.

The mailing address is:

ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232

Alternatively you may deliver the Acceptance Form and any associated documents to:

ASX Perpectual Registrars Limited
Level 8
580 George Street
Sydney NSW 2000

A reply paid envelope (not able to be used by overseas Shareholders) is enclosed for your convenience.

Acceptance Form

The Acceptance Form which accompanies this Offer forms part of it. The requirements on the Acceptance Form must be observed in accepting this Offer in respect of your Shares.

4.3 Acceptance procedure for holders of Options

If you hold Options on the date of this Offer, and if you are entitled to and wish to exercise the Options during the Offer Period and accept the Offer, you may return the completed Acceptance Form and a signed notice of exercise of your Options together with payment of the exercise price to the delivery or mailing addresses set out in clause 4.2 above.

4.4 Power of attorney, deceased estate

When accepting this Offer, you should also forward for inspection:

(a) if the Acceptance Form is executed by an attorney, the power of attorney; and

(b) if the Acceptance Form is executed by the executor of a will or the administrator of the estate of a deceased Shareholder, the relevant Grant of Probate or Letters of Administration.

4.5 When acceptance is complete

Acceptance of this Offer shall not be complete until the completed Acceptance Form has been received at one of the addresses set out in clause 4.2 and the requirements of clauses 4.2 and 4.3 have been met, provided that:

(a) the Bidder may in its sole discretion waive any or all of those requirements at any time (except for the requirement that the Acceptance Form be received by no later than the end of the Offer Period); and

(b) where such requirements have been complied with in respect of some but not all of your Shares, the Bidder may, in its sole discretion, deem your acceptance of this Offer complete in respect of those Shares for which the requirements have been complied with but not in respect of the remainder.

5 Payment of consideration

5.1 Time for payment

Subject to clause 5.3, if the contract resulting from your acceptance of this Offer becomes unconditional, the Bidder will provide the consideration to which you are entitled on acceptance of this Offer on or before the earlier of:

(a) one month after the date this Offer is validly accepted by you or, if the Offer is subject to a defeating condition when accepted, within one month after this Offer or the contract resulting from your acceptance of this Offer becomes unconditional; and

(b) 21 days after the end of the Offer Period.

5.2 Payments to shareholders outside Australia, Canada and United States

If you accept the Offer and are entitled to a cash payment under clause 2.2 (shareholders outside Australia, Canada or United States) the Bidder will:

(a) arrange for the issue to a nominee approved by ASIC of the number ofPlacer Dome Shares to which you and all other shareholders would have been entitled but for clause 2.3 and 2.4;

(b) cause the nominee to offer for sale the Placer Dome Shares within 5 Business Days after the end of the Offer Period in such manner, at such price and on such other terms and conditions as are determined by the nominee, and

(c) pay to you the amount ascertained in accordance with the formula:

$$\frac{\text{Net Proceeds of Sale x Placer Dome Shares}}{\text{Total Nominee Shares}}$$

where:

"Net Proceeds of Sale" means the amount (if any) remaining after deducting the expenses of the sale from the proceeds of the sale of Placer Dome Shares on the open market outside the United States,

"Placer Dome Shares" means the number of Placer Dome Shares which would but for clause 2.2 otherwise have been allotted to you, and

"Total Nominee Shares" means the total number of Placer Dome Shares allotted to the nominee under this clause 5.2.

(d) You will receive your share of the proceeds of this sale in US dollars. The Bidder will convert the Australian or Canadian dollar sum into US dollars using the noon buying rate for each respective currency in New York on the date of the sale by the nominee.

(e) Payment will be made by cheque posted to you at your risk by ordinary mail at the address provided on your Acceptance Form.

(f) Under no circumstances will interest be paid on your share of the proceeds of this sale, regardless of any delay in remitting these proceeds to you.

(g) Payment of the cash amount to which you are entitled will be mailed by cheque (or otherwise as agreed by the Bidder) in US dollars. Cheques will be sent to the address on the Acceptance Form by pre-paid ordinary mail or, if you have an overseas address, by pre-paid airmail.

(h) If, at the time of acceptance of this Offer, you are resident in or of a place outside Australia, you will not be entitled to receive any consideration under this Offer until all requisite authorities or clearances of the Reserve Bank of Australia (whether under the Banking (Foreign Exchange) Regulations or otherwise), or of the Australian Taxation Office, have been obtained. Under the Australian Banking (Foreign Exchange) Regulations, such authority is currently required for payments to persons in Libya and Iraq, the Taliban (Islamic Emirate of Afghanistan) and any undertaking owned or controlled by the Taliban, certain persons associated with the former government and governmental authorities of the Federal Republic of Yugoslavia (Serbia and Montenegro) and the National Union for the Total Independence of Angola (UNITA), including its senior officials and their immediate families and in respect of any person or entity named in an annex to the instruments of 3 or 17 October and 19 November, 2001 issued under the Australian Banking (Foreign Exchange) Regulations.

5.3 Additional documents

Where the Acceptance Form requires additional documents to be given with your acceptance (such as a power of attorney):

(a) if the documents are given with your acceptance, the Bidder will provide the consideration in accordance with clause 5.1 and 5.2;

(b) if the documents are given after acceptance and before the end of the Offer Period and the Offer is subject to a defeating condition at the time that the Bidder is given the documents, the Bidder will provide the consideration by the end of whichever period ends earlier:

(i) within one month after the contract resulting from your acceptance of the Offer becomes unconditional; and

(i) 21 days after the end of the Offer Period;

(c) if the documents are given after acceptance and before the end of the Offer Period and the Offer is unconditional at the time that the Bidder is given the documents, the Bidder will provide the consideration by the end of whichever period ends earlier:

(i) one month after the Bidder is given the document; and

(ii) 21 days after the end of the Offer Period; or

(d) if the documents are given after the end of the Offer Period, the Bidder will provide the consideration within 21 days after the documents are given; but if at the time the Bidder is given the documents, the contract resulting from your acceptance of the Offer is still subject to one or more of the conditions in clause 6.2, the Bidder will provide the consideration within 21 days after that contract becomes unconditional.

If you do not provide the Bidder the required additional documents within one month after the end of the Offer Period, the Bidder may, in its sole discretion, rescind the contract resulting from your acceptance of the Offer.

If the Bidder becomes entitled to any Rights on acceptance of this Offer, you must give the Bidder all documents that the Bidder needs to give the Bidder title to those Rights. If you do not give those documents to the Bidder, or if you have received the benefit of those Rights, the Bidder will deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by the Bidder) of those Rights.

6 Conditions of the Offer

6.1 Conditions

(a) This Offer and the contract that results from acceptance of this Offer are subject to fulfilment of the following conditions:

(i) **(Minimum ownership)** that during the Offer Period, the aggregate of the number of Shares held by the Bidder (other than as a result of acceptances of this Offer) and the number of Shares in respect of which valid acceptances have been received by the Bidder, as a percentage of the total number of Shares on issue equals or exceeds 50.1%.

(ii) **(No material adverse effect)** that no specified event occurs that will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profits and losses or prospects of AurionGold and its subsidiaries, including as a result of making the Offers or the acquisition of Shares pursuant to the Offers. For these purposes, a "specified event" is:

(A) an event or occurrence that occurs during the Bid Period;

(B) an event or occurrence that occurs prior to the Bid Period but is only announced or publicly disclosed during or after the Announcement Date; or

(C) an event or occurrence that will or is likely to occur following the Offer Period and which has not been publicly announced prior to the Announcement Date.

(iii) **(Other Governmental or Regulatory Approvals)** all necessary governmental or regulatory filings (including under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other competition and foreign investment approval filings or notifications) having been made, all applicable waiting periods with respect to any governmental or regulatory filings having expired or having been terminated, no action having been taken to restrain the Offer by any governmental authority, and all necessary governmental or regulatory approvals having been obtained to ensure that:

(A) the Bidder can vote and acquire all the outstanding AurionGold Shares under the Offer; and

(B) the Placer Dome Shares can be issued under the Offer and traded without restriction.

(iv) **(No disposal of material assets)** that AurionGold does not:

(A) dispose of, or surrender, or dispose of or surrender any interest in, or

(B) agree to dispose of, or surrender, or dispose of or surrender any interest in (including if that agreement is subject to conditions); or

(C) is obliged by any contractual arrangement including as a result of the Offers or if the Offers are accepted, to dispose of or surrender any interest or offer to dispose of or surrender any interest in,

any operating mines, mining tenements, material exploration licences or projects, deposits, pits or processing plants located at/or around the Porgera, Henty, Kundana, Kanowna Belle, Granny Smith and Paddington mines, or any subsidiary with an interest in those assets.

(v) **(Listing Approval on the TSX and NYSE)** that the issuance of the Placer Dome Shares pursuant to the terms of the Offer has been approved by the TSX and that such shares have received listing approval from each of the TSX and the NYSE subject to customary conditions and on a basis not requiring approval by shareholders of Placer Dome.

(vi) **(Prescribed occurrences)** that during the Bid Period, none of the following events happen:

(A) AurionGold converts all or any of its shares into a larger or smaller number of shares;

(B) AurionGold or a subsidiary resolves to reduce its share capital in any way;

(C) AurionGold or a subsidiary:

(aa) enters into a buy-back agreement; or

(ab) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(D) AurionGold or a subsidiary issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;

(E) AurionGold or a subsidiary issues, or agrees to issue, convertible notes;

(F) AurionGold or a subsidiary disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(G) AurionGold or a subsidiary charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(H) AurionGold or a subsidiary resolves to be wound up;

(I) a liquidator or provisional liquidator of AurionGold or of a subsidiary is appointed;

(J) a court makes an order for the winding up of AurionGold or of a subsidiary;

(K) an administrator of AurionGold or of a subsidiary is appointed under section 436A, 436B or 436C of the Corporations Act;

(L) AurionGold or a subsidiary executes a deed of company arrangement; or

(M) a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part, of the property of AurionGold or of a subsidiary.

(b) Each of the conditions set out in each paragraph and subparagraph of clause 6.1:

(i) constitutes and shall be construed as a separate, several and distinct condition;

(ii) is a condition subsequent; and

(iii) until the expiration of the Offer Period will be for the benefit of the Bidder alone and may be relied upon only by the Bidder.

6.2 Foreign Investment Condition

(a) The Offer is conditional upon either the Treasurer of the Commonwealth of Australia before the expiration date of the Offer advising the Bidder in writing that there is no objection under the Australian Federal Government's foreign investment policy or under the Foreign Acquisitions and Takeovers Act 1975 (Cth) of Australia to the acquisition of AurionGold Shares by the Bidder, or the Treasurer ceases to be entitled to make an order under Part 11 of that legislation or that such an acquisition does not otherwise breach that legislation.

(b) The condition specified in clause 6.2(a) is a condition precedent. Any contract resulting from acceptance of this Offer will not become binding unless and until the condition is clause 6.2(a) is fulfilled. The Bidder will not be entitled to waive such condition.

6.3 Effect of conditions

Subject to clause 6.2 the breach or non-fulfilment of any of the conditions subsequent set out in clause 6.1 does not, until the end of the Offer Period, prevent a contract arising to acquire your Shares resulting from your acceptance of this Offer but, if at the end of the Offer Period, in respect of any condition in clause 6.1:

(a) the Bidder has not declared the Offers (and they have not become) free from that condition; or

(b) that condition has not been fulfilled,

all contracts resulting from the acceptance of the Offers and all acceptances that have not resulted in binding contracts are void. In such a case, the Bidder will return the Acceptance Form together with all documents to the address shown in the Acceptance Form and notify SCH of the lapse of the Offers in accordance with Rule 16.8 of the SCH Business Rules.

6.4 Waiver of conditions

Except as provided in clause 6.3, the Bidder may at any time at its sole discretion but in compliance with section 650F and section 630(1) of the Corporations Act, declare the Offers free from all or any of the conditions set out in clause 6.1 by notice in writing to AurionGold not later than seven days before the end of the Offer Period.

The date for giving a notice on the status of the conditions as required by section 630(1) of the Corporations Act is [ ], subject to variation in accordance with section 630(2) of the Corporations Act in the event that the Offer Period is extended.

7 Effect of Acceptance

7.1 Acceptance Form

By signing and returning the Acceptance Form, you will be deemed to have:

(a) irrevocably authorised the Bidder to alter the Acceptance Form on your behalf by:

(i) inserting correct details of your AurionGold Shares;

(ii) filling in any blanks remaining on the Acceptance Form; and

(iii) rectifying any errors in, and omissions from, the Acceptance Form,

(iv) as may be necessary to make the Acceptance Form a valid acceptance of this Offer and to enable registration of the transfer of your AurionGold Shares to the Bidder; and

(b) if any of your AurionGold Shares are in a CHESS Holding, irrevocably authorised the Bidder to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of all such AurionGold Shares in accordance with the SCH Business Rules; and

(ii) give any other instructions in relation to those AurionGold Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant;

(c) unless you write "Yes" in the space provided in Part D of the Acceptance Form, represented and warranted to the Bidder that you are not (and you are not acting on behalf of) a foreign shareholder and specifically, but without limitation, that you do not reside in and are not acting on behalf of an AurionGold Shareholder residing in a jurisdiction in which the making or acceptance of this Offer would contravene the laws of that jurisdiction.

7.2 Representations and warranties

By signing and returning the Acceptance Form, or by causing the Offer to be accepted by your Controlling Participant in accordance with the SCH Business Rules, you will be deemed to have represented and warranted to the Bidder, as a condition of the contract resulting from your acceptance of the Offer, that at the time of acceptance and at the time of transfer to the Bidder:

(a) you have paid to AurionGold all amounts which are due for payment in respect of your AurionGold Shares; and

(b) all of your AurionGold Shares are fully paid and free from all mortgages, charges, liens and other encumbrances of any nature; and

(c) you have full power and capacity to sell and transfer those AurionGold Shares;

(d) on this Offer or any takeover contract becoming unconditional, you have irrevocably appointed the Bidder and each of its directors from time to time severally as your agent and attorney on your behalf to:

   (i) attend and vote in respect of your AurionGold Shares at all general meetings of AurionGold;

   (ii) at the Bidder's discretion, pay AurionGold, or any other party, all or part of any amounts contemplated by clause 5.1;

   (iii) receive from AurionGold, or any other party, and retain any share certificates which were held by AurionGold, or any other party, whether pursuant to the terms of any employee incentive scheme (including, without limitation, any employee share scheme) or otherwise; and

   (iv) sign all documents (including an instrument appointing one of the Bidder's directors as a proxy in respect of any or all of your AurionGold Shares and any application to AurionGold for a replacement certificate in respect of any share certificate which has been lost or destroyed) and resolutions relating to your AurionGold Shares, and generally to exercise all powers and rights which you may have as a Shareholder and perform such actions as may be appropriate in order to vest good title in your AurionGold Shares in the Bidder, and to have agreed that, in exercising such powers, any such director is entitled to act in the Bidder's interests as the beneficial owner and intended registered holder of your AurionGold Shares; and

(e) if at the time of acceptance of this Offer your AurionGold Shares are in a CHESS Holding, authorised, with effect from the date that this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions or those conditions are satisfied, the Bidder to cause a message to be transmitted to SCH in accordance with Rule 16.6.1 of the SCH Business Rules so as to transfer your AurionGold Shares to the Bidder's Takeover Transferee Holding. The Bidder shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer.

(f) Except in relation to AurionGold Shares in a CHESS Holding, the Bidder may at any time deem the receipt of a signed Acceptance Form to be a valid acceptance of this Offer even though you omit to include your share certificate(s) (if any) or there is not compliance with any one or more of the other requirements for acceptance but, if the Bidder does so, the Bidder is not obliged to make the consideration available to you until all of the requirements for acceptance have been met.

8 Withdrawal

The Bidder may withdraw any unaccepted Offer at any time with the written consent of ASIC and subject to the conditions (if any) specified in such consent.

9 Variation

The Bidder may vary this Offer in accordance with the Corporations Act.

10 Acceptances by transferees and nominees

10.1 Acceptances during the Offer Period

During the Offer Period:

(a) any person who is able to give good title to a parcel of your AurionGold Shares may accept (if they have not already accepted an offer in the form of this Offer) as if an offer on terms identical with this Offer has been made to them; and

(b) any person who holds one or more parcels of AurionGold Shares as trustee or nominee, or otherwise on account of another person, may accept as if a separate offer had been made in relation to:

(i) each of those parcels; and

(ii) any parcel they hold in their own right.

A person is taken to hold AurionGold Shares if the person is, or is entitled to be registered as, the holder of those AurionGold Shares.

A person is taken to hold AurionGold Shares on trust for, as nominee for, or on account of, another person if they:

(c) are entitled to be registered as the holder of particular AurionGold Shares; and

(d) hold their interest in the AurionGold Shares on trust for, as nominee for, or on account of, that other person.

10.2 Separate offers

If a person who may accept under clause 10.1(b) of these terms as if a separate offer is taken to be made to a person for a parcel of AurionGold Shares within a holding, an acceptance of that offer is ineffective unless:

(a) the person gives the holder a notice stating that the AurionGold Shares consist of a separate parcel; and

(b) the acceptance specifies the number of AurionGold Shares in the parcel.

A person may, at the one time, accept for two or more parcels under this section as if there had been a single offer for a separate parcel consisting of those parcels.

10.3 Notice of separate parcels

A notice under clause 10.2(a) of these terms must be made:

(a) if it relates to Shares entered on an SCH subregister - in an electronic form approved by the SCH Business Rules; or

(b) otherwise - in writing.

11 Other matters

11.1 Notices and communications

Subject to the Corporations Act, a notice or other communication given by the Bidder to you in connection with this Offer shall be deemed to be duly given if it is in writing and:

(a) is delivered at your address as recorded on the register of members of AurionGold or the address shown in the Acceptance Form; or

(b) is sent by pre-paid ordinary mail, or in the case of an address outside Australia by pre-paid airmail, to you at either of those addresses.

11.2 Return of documents

If:

(a) this Offer is withdrawn after your Acceptance Form has been sent to the Bidder, but before it has been received; or

(b) for any other reason the Bidder does not acquire the Shares to which your Acceptance Form relates,

the Bidder will dispatch at your risk your Acceptance Form together with all other documents forwarded by you, to your address as shown on the Acceptance Form or such other address as you may notify in writing to the Bidder by, where such address is inside Australia, pre-paid ordinary post, or, where such address is outside Australia, pre-paid airmail.

12 Costs and expenses

All costs and expenses of the preparation, dispatch and circulation of the Offers and all stamp duty payable in respect of a transfer of AurionGold Shares in respect of which Offers are accepted, will be paid by the Bidder.

You will not be liable to pay any brokerage on acceptance of the Offers.

Annexure I - Independent Accountants Report

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

Phone: 604 891-8200
Fax: 604 643-5422

May 26, 2002

The Board of Directors
Placer Dome Inc.
PO Box 49330
Suite 1600 – 1055 Dunsmuir Street
Vancouver, BC
V7X 1P1
Canada

Dear Directors:

INDEPENDENT ACCOUNTANTS' REPORT

1. INTRODUCTION

This report has been prepared at the request of the Board of Directors of Placer Dome Inc. ("PDI" or the "Company") for inclusion in a Bidder's Statement to be dated on or about May 27, 2002, to be lodged with the Australian Securities and Investments Commission ("ASIC") by Placer Dome Asia Pacific Limited, a wholly owned subsidiary of PDI, and to be forwarded to the shareholders of AurionGold Limited ("AurionGold").

The Bidder's Statement is to be issued in connection with the offer by PDI, to acquire all of the issued ordinary shares in AurionGold. The details of the ordinary share offer are set out in the Offer Document accompanying the Bidder's Statement.

Expressions defined in the Bidder's Statement have the same meaning when used in this report.

PDI is a Canadian incorporated company. The Company is listed on the New York Stock Exchange (NYSE) and as a result is required to prepare financial statements under U.S. Generally Accepted Accounting Principles ("US GAAP") and file those financial statements with the U.S. Securities and Exchange Commission ("SEC"). PDI is also listed on the Toronto Stock Exchange, the Australian Stock Exchange, the Euronext-Paris and the Swiss Exchange. We have not prepared this report for the NYSE, the SEC or for any other regulatory purpose other than indicated in the first paragraph.

The following historical financial information is set out in Annexure II of the Bidder's Statement:

- The annual consolidated financial statements of the PDI economic entity as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999. The annual consolidated financial statements have been audited by Ernst & Young LLP and an unqualified audit report was issued on February 14, 2002; and

- The financial report of the PDI economic entity for the quarter ended March 31, 2001. The financial report for the quarter ended March 31, 2002 was lodged with the SEC on April 25, 2002 and has not been audited by Ernst & Young LLP.

2. UNAUDITED PRO FORMA FINANCIAL INFORMATION – US GAAP

Scope

The unaudited pro forma financial information (the "pro forma financial information") comprises the unaudited pro forma combined condensed balance sheets as at December 31, 2001 as set out in Annexure IV of the Bidder's Statement.

The pro forma financial information has been compiled by PDI to present the unaudited pro forma combined financial position of the PDI economic entity as at December 31, 2001 on the assumption that the acquisition of either 100% or 50.1% of AurionGold had occurred on December 31, 2001 in accordance with the terms of the Offer as set out Appendix I in the Bidder's Statement, at a consideration determined as at the date of the Offer. The pro forma financial information has been prepared in accordance with:

- the accounting policies as set out in Annexure II of the Bidder's Statement;

- the assumptions which form part of the pro forma financial information as set out in Annexure IV of the Bidder's Statement; and

- the measurement and recognition requirements, but not all of the disclosure requirements, of US GAAP.

The Management of PDI are responsible for the preparation and presentation of the pro forma financial information, including the accounting policies and assumptions on which the pro forma financial information is prepared. The Directors of PDI have taken reasonable steps to ensure that the pro forma financial information (including the accounting policies and assumptions on which the pro forma financial information is based) is prepared in accordance with relevant legal and accounting standards.

We have reviewed the compilation of the pro forma financial information of PDI and the accounting policies as set out in Annexure II and the assumptions supporting this information as set out in Annexure IV of the Bidder's Statement, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the pro forma financial information is not prepared in accordance with the accounting policies as set out in Annexure II and the assumptions as set out in Annexure IV, and the measurement and recognition requirements, but not all of the disclosure requirements, of US GAAP.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports" and was limited to enquiries of company personnel, reading of supporting schedules, Directors' minutes, analytical review procedures applied to the financial data, the performance of limited verification procedures and establishment of consistency in application of accounting standards and policies. We have also considered whether the unaudited pro forma transactions as set out in Annexure IV form a reasonable basis for the preparation of the pro forma financial information.

Our review procedures were limited to publicly available information and therefore did not deal with:

- all of the US GAAP adjustments that might be necessary to accurately account for the acquisition of AurionGold; and

- fair value adjustments, other than to allocate the excess purchase price over the net assets acquired to property, plant and equipment (and record the associated deferred tax liability in respect of the acquisition of 50.1% of the share capital of AurionGold scenario).

These review procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion on the pro forma financial information as set out in Annexure IV.

Statement

Based on our review procedures performed on the pro forma financial information, which is not an audit and were limited to the publicly available information as described above, nothing has come to our attention to indicate that the pro forma financial information has not been prepared in all material aspects in accordance with:

- the accounting policies as set out in Annexure II of the Bidder's Statement;

- the assumptions which form part of the pro forma financial information as set out in Annexure IV of the Bidder's Statement; and

- the measurement and recognition requirements, but not all of the disclosure requirements, of US GAAP

so as to present the unaudited pro forma financial position of PDI as at December 31, 2001 on the assumption that the acquisition of 100% or 50.1% of AurionGold had occurred on December 31, 2001, at a consideration determined as at the date of the offer.

3. SUBSEQUENT EVENTS

To the best of our knowledge there have been no material transactions or events, which have occurred subsequent to December 31, 2001 to the date of this report with respect to PDI, other than otherwise disclosed in the Bidder's Statement, which require comment on or adjustment to the contents of this report, or which would cause the information included in this report to be misleading.

4. DISCLOSURES

Ernst & Young LLP does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Ernst & Young LLP is the appointed auditor of PDI and will receive a professional fee for the preparation of this report.

Consent to the inclusion of this Independent Accountants' Report in this Bidder's Statement in the form and context in which it appears has been given. At the date of this report, this consent has not been withdrawn.

Yours faithfully,

Ernst & Young LLP

Chartered Accountants

Annexure II - Financial information relating to the Placer Dome Group.

2001 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings (loss), shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, during 2001, the Corporation changed its policies on accounting for derivative instruments and hedging activities and its policies on accounting for certain stock options with exercise prices denominated in other than the Corporation's functional currency. During 2000 the Corporation changed its policy on revenue recognition for gold sales. During 1999, it changed its policies on accounting for start-up costs and metal call options sold.

On February 14, 2002, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada
February 14, 2002

Chartered Accountants

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(millions of United States dollars, except share and per share amounts, U.S. GAAP)

	Years ended December 31		
	2001	2000	1999
	$	$	$
Sales (note 4(a))	**1,223**	1,413	1,162
Cost of sales	**658**	686	594
Depreciation and depletion (note 4(b))	**230**	286	229
Mine operating earnings (note 4(b))	**335**	441	339
General and administrative	**39**	39	43
Exploration	**44**	56	56
Technology, resource development and other	**55**	54	43
Merger and restructuring costs (note 3(c))	**2**	4	49
Write-downs of mining interests (note 5)	**301**	377	46
Operating earnings (loss)	**(106)**	(89)	102
Non-hedge derivative gains (losses) (note 6)	**(29)**	(37)	46
Investment and other business income (note 7)	**42**	122	13
Interest and financing expense (note 14)	**(70)**	(75)	(80)
Earnings (loss) before taxes and other items	**(163)**	(79)	81
Income and resource tax recovery (provision) (note 8)	**36**	6	(62)
Equity in earnings (loss) of associates	**(1)**	(4)	23
Minority interests	**(5)**	2	3
Change in accounting policies (note 2)	**-**	(17)	(10)
Net earnings (loss)	**(133)**	(92)	35
Comprehensive income (loss)	**(153)**	(95)	39
Per common share			
Net earnings (loss) before change in accounting policies	**(0.41)**	(0.23)	0.14
Net earnings (loss)	**(0.41)**	(0.28)	0.11
Diluted net earnings (loss)	**(0.41)**	(0.28)	0.11
Dividends	**0.10**	0.10	0.10
Weighted average number of common shares outstanding (millions)			
Basic	**327.9**	327.6	326.0
Diluted	**327.9**	327.6	326.0

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)

ASSETS

	December 31	
	2001 **$**	**2000** **$**
Current assets		
Cash and cash equivalents	**433**	331
Short-term investments	**6**	9
Accounts receivable	**95**	143
Income and resource tax assets	**7**	36
Inventories (note 9)	**160**	196
	701	715
Investments (note 10)	**58**	66
Other assets (note 11)	**133**	142
Income and resource tax assets (note 8(e))	**124**	74
Property, plant and equipment (note 12)	**1,683**	1,975
	2,699	2,972

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31	
	2001 **$**	**2000** **$**
Current liabilities		
Accounts payable and accrued liabilities (note 13)	**140**	192
Short-term debt	**2**	-
Income and resource tax liabilities	**25**	33
Current portion of long-term debt and capital leases (note 14)	**35**	35
	202	260
Long-term debt and capital leases (note 14)	**807**	843
Deferred credits and other liabilities (note 15)	**167**	156
Income and resource taxes (note 8(e))	**167**	188
Minority interests in subsidiaries	**13**	12
Commitments and contingencies (note 17 and 18)		
Shareholders' equity		
Share capital (note 16)	**1,259**	1,248
Preferred shares – unlimited shares authorized, no par value, none issued		
Common shares – unlimited shares authorized, no par value, issued and outstanding 328,608,666 shares (2000 - 327,617,871 shares)		
Retained earnings	**75**	241
Accumulated other comprehensive income	**(48)**	(28)
Contributed surplus	**57**	52
Total shareholders' equity	**1,343**	1,513
	2,699	2,972

(See accompanying notes to consolidated financial statements)

ROBERT M. FRANKLIN
Director

JAY K. TAYLOR
Director

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(millions of United States dollars, U.S. GAAP)

	2001 $	2000 $	1999 $
Common shares, opening	**1,248**	1,247	1,231
Exercise of options	**11**	1	16
Common shares , closing	**1,259**	1,248	1,247
Unrealized gain on securities, opening	**1**	4	-
Holding gains (loss)	-	1	4
Reclassification of gains included in net earnings	-	(4)	-
Unrealized gain on securities, closing	**1**	1	4
Unrealized hedging, opening	-	-	-
Holding gains	**1**	-	-
Unrealized hedging, closing	**1**	-	-
Cumulative translation adjustment, opening	**(29)**	(29)	(29)
Reclassification of gains on closure of the Kidston Mine included in net earnings	**(21)**	-	-
Cumulative translation adjustment, closing	**(50)**	(29)	(29)
Accumulated other comprehensive income, closing	**(48)**	(28)	(25)
Contributed surplus, opening	**52**	52	52
Stock-based compensation	**5**	-	-
Contributed surplus	**57**	52	52
Retained earnings, opening	**241**	365	358
Net earnings (loss)	**(133)**	(92)	35
Common share dividends	**(33)**	(32)	(28)
Retained earnings, closing	75	241	365
Shareholders' equity	**1,343**	1,513	1,639

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S GAAP)

	Years ended December 31		
	2001	2000	1999
	$	$	$
Operating activities			
Net earnings (loss)	(133)	(92)	35
Write-downs of mining interests	301	377	65
Depreciation and depletion	230	286	229
Deferred income and resource taxes	(59)	(47)	(13)
Cumulative translation adjustment	(21)	-	-
Investment gains	(6)	(85)	(2)
Unrealized (gains) losses on currency derivatives	11	(25)	(53)
Deferred options	(7)	9	(9)
Equity earnings and dividends	8	17	26
Minority interest	5	(2)	(3)
Deferred reclamation	(11)	12	11
Change in accounting policy	-	17	10
Other items, net	22	11	12
Change in non-cash operating working capital (note 20(a))	24	(88)	38
Cash from operations	364	390	346
Investing activities			
Property, plant and equipment (note 12(b))	(222)	(189)	(204)
Business acquisitions (note 3(b))	-	-	(461)
Short-term investments	3	4	103
Disposition of assets and investments	8	17	4
Investments in and loans to joint ventures	-	-	34
Other, net	10	14	10
	(201)	(154)	(514)
Financing activities			
Short-term debt	2	(31)	(25)
Long-term debt and capital leases			
Borrowings	2	-	3
Repayments	(38)	(31)	(37)
Common shares issued	11	1	16
Dividends paid			
Common shares	(33)	(33)	(28)
Minority interests	(5)	(2)	(1)
	(61)	(96)	(72)
Increase (decrease) in cash and cash equivalents	102	140	(240)
Cash and cash equivalents			
Beginning of year	331	191	431
End of year	433	331	191

(See accompanying notes to consolidated financial statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999
(all amounts are in millions of United States dollars,
except where otherwise indicated, U.S. GAAP)

1. Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. ("the Corporation"), and subsidiary companies and joint ventures (collectively, "Placer Dome") are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome's primary product, is produced in Canada, the United States ("U.S."), Australia, Papua New Guinea, South Africa and Chile, and sold to the world market. Placer Dome also produces and sells significant quantities of copper and silver.

Placer Dome's cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risk and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

The U.S. dollar is the principal currency of measure of all Placer Dome's operations. The Corporation prepares and files its consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation's indirect ownership of its mining interests:

	December 31, 2001
Through majority owned subsidiaries	
Bald Mountain	100%
Campbell	100%
Dome	100%
Getchell (note 3(a))	100%
Golden Sunlight	100%
Kidston	70%
Misima	80%
Osborne	100%
Zaldívar (note 3(b))	100%
As interests in unincorporated joint ventures	
Cortez	60%
Granny Smith	60%
Musselwhite	68%
Porgera	50%
South Deep (note 3(b))	50%
Equity Accounted for investment	
La Coipa	50%

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Corporation's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Revenue Recognition

Gold revenue is recognized in the accounts upon delivery when title passes. Prior to the adoption on January 1, 2000 of U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, gold revenue was recognized in the accounts when the product was in a saleable form and a sales agreement had been entered into (note 2(c)).

Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

Gains and losses realized on forward sales contracts and derivative financial instruments used to mitigate metal price risk are recognized in sales revenue on the original designation date.

Derivatives and Hedging Activities

Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on Placer

Dome's future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency cost exposures.

On January 1, 2001, Placer Dome adopted U.S. Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments. The standards require recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instruments and whether they qualify for hedge accounting as defined in SFAS 133 and 138 (note 2 (a)).

Of Placer Dome's metals program, the majority relate to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the forward date identified at the contract inception. Copper forward contracts, which prior to 2001 were accounted for off balance sheet, are now accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income ("OCI") and subsequently reclassified to sales revenue on the contract forward date. All other metals financial instruments are recognized on the balance sheet at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

Foreign currency derivative contracts that are designated against specific operating costs or capital expenditures are accounted for as cash flow hedges with the change in fair values recorded each period in OCI and subsequently reclassified to cost of sales or property, plant and equipment on the contract expiry date. Foreign currency forward and option contracts used for managing non-specific foreign production cost exposures are recorded at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

Reclamation and Closure Costs

Expenditures related to ongoing environmental activities are charged against earnings as incurred. Estimated reclamation and closure costs, including site rehabilitation and long-term treatment and monitoring costs, are accrued by annual charges to earnings over the estimated life of the mine. These estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively in earnings from the period the estimate is revised.

In June 2001, the FASB issued SFAS 143, "*Accounting for Asset Retirement Obligations*". SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset will generally be recorded and will be depreciated over the life of the asset. The amount of the liability will be subject to re-measurement at each reporting period. Placer Dome is currently evaluating the impact of SFAS 143 and will adopt the new policy on January 1, 2003.

Foreign Currency Translation

For each entity, transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

The cumulative translation adjustment ("CTA") within Accumulated Other Comprehensive Income relates to the CTA balance of the Corporation prior to its adoption of the U.S. dollar, in 1997, as the principal currency of measure for all operations. Earnings adjustments to the CTA balance are recorded on the substantial disposition or liquidation of a mine property or investment.

Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop a mine on the property and further exploration costs associated with the deposit prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property.

Costs incurred during the start-up phase of a mine are expensed as incurred (note 2 (d)). Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

Capitalization of Financing Costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Financing costs are charged against earnings from the time that mining operations commence.

Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The company records a valuation allowance against any portion of those deferred income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, the Corporation recognizes the deferred tax assets and liabilities for the tax effects of such differences. Deferred withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Net Earnings and Dividends per Common Share

The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Investments

Short-term investments, all of which are categorized as available for sale, are carried at the quoted market value.

Investments in shares of incorporated companies, in which Placer Dome's ownership is greater than 20% but no more than 50% are accounted for by the equity method.

Investments in shares of other companies are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders' equity, unless the declines in market values are judged to be other than temporary in which case the losses are recognized in income in the period.

Inventories

Product inventories are valued at the lower of average production cost and net realizable value.

In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies are valued at the lower of average cost and replacement cost.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less depreciation and depletion, including costs associated with properties under development.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, capitalized development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined ore reserves. Where total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset.

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineable reserves), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating capital and costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation's estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation's investments in mineral properties.

Stock-based Incentive Plans

In accordance with the provisions of SFAS No. 123 *"Accounting for Stock-based Compensation"* ("SFAS 123"), Placer Dome applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure provisions of SFAS 123. For stock options granted to Canadian employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period.

Pension Plans

Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome's required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

Other Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS 141, "*Business Combinations*", and SFAS 142, "*Goodwill and Other Intangible Assets*". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, thereby eliminating the use of the pooling-of-interests method. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 141 and SFAS 142 is not expected to have an impact on Placer Dome's financial position and results of operations.

In August 2001, the FASB issued SFAS 144, "*Accounting for the Impairment or Disposal of Long-lived Assets*". SFAS 144 supersedes SFAS 121, "*Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of*", and is effective for fiscal years beginning after December 15, 2001. SFAS 144 retains the basic principles of SFAS 121 but addresses implementation issues that arose with SFAS 121. Placer Dome is currently evaluating the impact of SFAS 144.

Reclassifications

Certain comparative figures for 2000 and 1999 have been reclassified to conform with the 2001 presentation.

2. Change in accounting policies

(a) On January 1, 2001, Placer Dome adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments. Copper forward contracts and foreign currency derivative contracts that are designated against specific operating costs or capital expenditures, which previously were accounted for off balance sheet, are now accounted for as cash flow hedges with the change in fair values recorded each period in OCI. As of January 1, 2001, the cumulative effect of the change in policy on the opening accumulated OCI on the balance sheet was nil, and the net adjustment to OCI in 2001 was $1 million.

(b) During 2001, the FASB continued to address practice issues on stock based compensation in EITF 00-23, "*Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44*". As a result of the prospective application of Issue 31 of EITF 00-23 for new awards after January 18, 2001, Placer Dome recorded additional compensation costs of $3 million in the year through cost of sales related to Canadian dollar denominated stock options granted to non-Canadian employees. Effective for 2002 stock option grants, Placer Dome amended its 1987 Stock Option Plan and 1993 Directors Plan such that all new awards will be denominated in U.S. dollars. Accordingly, Issue 31 of EITF 00-23 would no longer be applicable to these plans.

(c) In December 1999, the SEC released SAB 101, "Revenue Recognition", to provide guidance on the recognition, presentation, and disclosure of revenues in financial statements. In the fourth quarter of 2000, Placer Dome adopted SAB 101 with retroactive application to January 1, 2000, and recorded a charge of $17 million (net of income taxes of $5 million) related to prior year's gold earnings. The adjustment resulted from SEC's clarification of its view on when gold is considered to be in a saleable form. The effect of the change on the year ended December 31, 2000 was to increase earnings before the cumulative effect of the accounting change by $11 million ($0.03 per share). For the three months ended March 31, 2000, the Corporation recognized $56 million in gold revenue that was included in the cumulative effect adjustment as of January 1, 2000. The effect of that revenue was to increase first quarter 2000 earnings by $17 million (net of income taxes of $5 million) during that period related to prior year's gold earnings.

(d) Effective January 1, 1999, Placer Dome adopted SOP 98-5, Reporting on the Costs of Start-Up which required costs incurred during the start-up phase of a project to be expensed as incurred. This was applied prospectively with cumulative adjustments totalling $10 million after-tax recorded in 1999.

3. Business Acquisitions, Mergers and Restructuring

(a) On May 27, 1999, Placer Dome announced completion of the merger that resulted in Placer Dome owning a 100% interest in Getchell Gold Corporation ("Getchell"). The merger of the Corporation and Getchell which operates the adjoining Getchell and Turquoise Ridge gold mines in Nevada, United States, was effective May 27, 1999 and was accounted for as a pooling of interests, which combined, at book value, the net assets and operations of the two companies. Getchell shareholders received 2.45 Placer Dome Inc. shares for each Getchell share. With 30.8 million Getchell shares outstanding, the Corporation issued 75.5 million additional common shares to former shareholders of Getchell. Merger costs of $18 million ($16 million after tax) were expensed in the second quarter of 1999. Getchell was subsequently written off in 2001 (note 5).

(b) On April 1, 1999, the Placer Dome Western Areas Joint Venture was formed to develop and operate South Deep Mine. The operation is a 50:50 joint venture, between Placer Dome and Western Areas of Johannesburg, South Africa. To acquire its 50% interest, Placer Dome paid Western Areas a cash consideration of $248 million, and is obligated to make further payments to Western Areas of 1.75% on revenue on 50% of annual production for the life of the mine, plus an additional 1.75% on revenue on 50% of annual production exceeding one million ounces. The Corporation also incurred $4 million of acquisition and related costs. The total $252 million acquisition cost, which includes final adjustments on closing, has been allocated to the mineral rights that principally comprise of the South Deep ore body ($197 million) and net operating assets ($55 million).

On November 11,1999 the Corporation exercised a right of first refusal to acquire the remaining 50% of Compañia Minera Zaldívar ("CMZ") from its joint venture partner for cash consideration of $251 million ($209 million net of cash acquired). The acquisition was completed on December 13, 1999, and has been accounted for as a purchase with the full purchase price allocated to the net operating assets. Prior to this transaction, the investment in CMZ was accounted for on an equity basis.

The following table sets forth on a pro forma basis, the results of Placer Dome, had the acquisition of the South Deep Mine and Compañía Minera Zaldívar occurred on January 1, 1999 (millions of dollars except per share amounts).

	Placer Dome **$**	**South Deep Mine** **$**	**Compañía Minera Zaldívar** **$**	**Adjust-ments(i)** **$**	**Combined** **$**
Year ended December 31, 1999					
Revenue	1,162	13	213	-	1,388
Net earnings (loss)	35	2	(13)	10	34
Earnings per share	0.11	n/a	n/a	n/a	0.10

(i) Adjustments include the reversal of income earned on the joint venture partner share of loans by the Corporation to CMZ, the elimination of CMZ debt assumed by the Corporation on acquisition, and the cost related to lower cash balances

(c) Continuing from the restructuring process that commenced in 1999, further costs of $2 million and $4 million were incurred in 2001 and 2000, respectively.

In 1999, Placer Dome incurred merger and restructuring costs of $49 million ($38 million after tax). The amount comprised of $18 million ($16 million after tax) related to the merger with Getchell and $31 million ($22 million after tax) related to restructuring costs at the Corporate and regional offices, the Getchell and South Deep mines and the Las Cristinas project. In response to gold market conditions, the Corporation reduced its exploration, project development and corporate staff by over 200 employees.

4. Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(a) Product segments

	Sales by metal		
	Years ended December 31		
	2001 $	2000 $	1999 $
Gold	927	1,063	1,094
Copper	291	343	61
Other	5	7	7
	1,223	1,413	1,162

(b) Segment profit (loss) [v]

	Years ended December 31								
	Sales[i]			Depreciation and Depletion			Mine Operating Earnings [iv]		
	2001 $	2000 $	1999 $	2001 $	2000 $	1999 $	2001 $	2000 $	1999 $
Canada									
Campbell	54	68	70	13	13	12	(3)	12	19
Detour Lake [iii]	-	-	18	-	-	-	-	-	3
Dome	88	86	92	18	18	18	1	4	6
Musselwhite	45	46	39	12	12	14	1	7	(1)
	187	200	219	43	43	44	(1)	23	27
United States									
Bald Mountain	29	40	28	13	8	8	(10)	(3)	(3)
Cortez	191	179	219	52	45	44	78	92	127
Getchell [iii]	-	-	32	-	-	10	-	-	(24)
Golden Sunlight	55	58	42	19	16	19	5	4	(16)
	275	277	321	84	69	81	73	93	84
Papua New Guinea									
Misima	49	64	59	3	11	12	8	(1)	(5)
Porgera	102	127	103	25	46	44	8	19	(6)
	151	191	162	28	57	56	16	18	(11)
Australia									
Granny Smith	64	79	85	3	3	3	20	24	52
Kidston [iii]	42	69	60	7	19	16	6	(5)	(20)
Osborne	70	72	56	13	21	20	12	7	(7)
	176	220	201	23	43	39	38	26	25
South Africa									
South Deep [ii]	46	45	34	7	5	2	5	8	-
Chile									
Zaldivar [ii]	224	281	13	43	59	2	50	83	3
Metal hedging revenue	163	198	211	-	-	n/a	163	198	211
Other	1	1	1	2	10	5	(9)	(8)	-
	1,223	1,413	1,162	230	286	229	335	441	339

(i) Of the metal sales from mines located in Canada for the years 2001, 2000 and 1999, $158 million, $107 million and $139 million, respectively, were domestic sales, and $29 million, $80 million and $80 million, respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii) On April 1, 1999, Placer Dome acquired a 50% interest in the Placer Dome Western Areas Joint Venture which operates the South Deep Mine. On December 13, 1999, Placer Dome completed the acquisition of the remaining 50% of the Zaldívar Mine. Prior to this time, Placer Dome owned 50% of the Zaldívar Mine, and it was accounted for using the equity method.

(iii) Operations at Getchell were suspended in July 1999 pending further development drilling and completion of a development plan. The mine was subsequently written off in 2001. The Detour Lake and Kidston mines were closed in June 1999 and July 2001 respectively, due to the depletion of ore.

(iv) Included in equity in earnings (loss) of associates is nil (2000 - nil, 1999 - $14 million) and $(4) million (2000 – $(3) million, 1999 - $6 million) for mine operating earnings related to the Zaldívar Mine and La Coipa Mine respectively.

5. Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $275/oz. for 2001, $300/oz. for 2000 and $325/oz. for 1999. For short-lived mines and stockpiled ore, a gold price of $275/oz. was used in 2001 and 2000, and $290/oz. in 1999. In each of the three years, the Corporation determined that write-downs of the carrying values of certain assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

In 2000, a $377 million non-cash charge ($328 million after tax), primarily consisting of $147 million for Porgera, $66 million for Getchell, $45 million for Osborne and $116 million for Las Cristinas, was recorded. At Porgera, the write-down comprised of reductions to stockpiles ($9 million), capitalized development ($38 million) and the remaining excess purchase price ($100 million) which arose in 1997 with the acquisition of Highlands Gold Limited for the additional 25% interest in the Porgera Mine. The provision at Getchell included a write-down of $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. The provision at Osborne primarily related to capitalized development costs. In the second quarter of 2000, the Corporation wrote off its investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at current gold prices.

In 1999, the Corporation recorded non-cash write-downs of $46 million. Due to inadequate gold prices, development of Stage 5B at the Golden Sunlight Mine ceased, resulting in the write-off of $27 million of deferred development. In 1999, the Corporation also recorded other provisions of $19 million, of which $14 million was related to additional provisions for post-closure reclamation for certain of the Corporation's existing and past mining interests. The after-tax non-cash cost of the write-downs totalled $40 million.

6. Non-hedge Derivative Gains (Losses)

Details of non-hedge derivative gains (losses) are as follows:

	Years ended December 31		
	2001 $	2000 $	1999 $
Realized non-hedge derivative gains (losses)			
Metals	-	-	14
Currency	(18)	(62)	(8)
Unrealized non-hedge derivative gains (losses) (i)			
Metals	4	14	(10)
Currency	(15)	11	50
	(29)	(37)	46

(2) See note 17 for additional disclosure related to Placer Dome's derivative program.

7. Investment and Other Business Income

Investment and other income comprises the following:

	Years ended December 31		
	2001 $	2000 $	1999 $
Interest income	16	18	27
Gain and interest income on sale of water rights (i)	6	76	-
Foreign exchange gains (losses)	(4)	3	(3)
Cumulative translation adjustment recognized on the closure of Kidston	21	-	-
Gains on investments	-	9	2
Write-downs on investments in common shares of mining companies	-	-	(19)
Gains on redemption of preferred securities	-	5	2
Other (ii)	3	11	4
	42	122	13

(i) In December 2000, Compania Minera Zaldivar completed the sale of some of its water rights for a sum of $135 million receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

(ii) In 2000, included in other is $7 million related to the settlement of a 1993 sale agreement with the Papua New Guinea Government for its acquisition of additional ownership interests in the Porgera Mine.

8. Income and Resource Taxes

(a) Details of income and resource tax expense (reduction) related to operations are as follows:

	Years ended December 31		
	2001 $	2000 $	1999 $
Income taxes			
Current			
Canada	2	6	8
Foreign	13	41	49
Deferred			
Canada [(i)]	(32)	10	20
Foreign	(16)	(49)	(11)
	(33)	8	66
Mining taxes – Canada			
Current	1	2	5
Deferred	(4)	(16)	(9)
	(3)	(14)	(4)
	(36)	(6)	62

(i) For 2001, includes a provision of $14 million for taxes payable upon repatriation of funds to Canada (2000 - $25 million).

(b) The provision for income taxes is based on pre-tax income (loss) before minority interests, equity in earnings of associates and cumulative effect of change in accounting policies as follows:

	Years ended December 31		
	2001 $	2000 $	1999 $
Canada	(193)	(3)	(50)
Foreign	30	(76)	131
	(163)	(79)	81

(c) The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	Years ended December 31		
	2001	2000	1999
Combined basic statutory tax rate [(i)]	(44.5%)	(45.6%)	45.6%
Non-taxable portion of investment (gains) losses	(0.6)	(28.1)	(1.0)
Non-deductible portion of asset write-downs	0.2	35.8	11.8
Expenses not deductible for income tax purposes[(ii)]	2.6	12.6	8.9
Mining and other resource taxes	(0.7)	(11.9)	19.1
Resource allowance	(0.2)	(8.3)	(8.8)
Depletion	(7.9)	(11.2)	(13.6)
Foreign earnings subject to different tax rates [(iii)]	(22.7)	(49.9)	(23.8)
Change in valuation allowance (note 8(e))	30.8	72.4	55.3
Canadian tax provided on unrepatriated earnings	8.8	31.4	-
Other	12.1	(4.8)	(17.0)
Effective tax rate	(22.1%)	(7.6%)	76.5%

(i) Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.
(ii) Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.
(iii) After taking into account applicable withholding taxes.

(d) Deferred income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related deferred income tax amounts are as follows:

	Years ended December 31		
	2001 $	2000 $	1999 $
Depreciation and amortization	(13)	(25)	(15)
Exploration and development	(17)	3	(2)
Write-downs of mining interests	-	(49)	3
Taxes on repatriation of funds	14	25	-
Tax losses	(29)	(13)	(22)
Other	(7)	4	36
	(52)	(55)	-

(e) Components of deferred income and resource tax assets and liabilities comprise:

	December 31	
	2001 $	2000 $
Deferred income and resource tax assets		
Tax losses and credits	377	415
Other	354	214
Valuation allowance	(314)	(324)
	417	305
Deferred income and resource tax liabilities		
Capital assets	270	199
Other	187	198
	457	397
Net deferred tax liability	40	92

Net deferred tax liability consists of:

	December 31	
	2001 $	2000 $
Current deferred tax assets	(3)	(34)
Long-term deferred income and resource tax assets	(124)	(74)
Current deferred tax liabilities	-	12
Long-term deferred income and resource tax liabilities	167	188
	40	92

Loss and tax credit carry forwards amount to $1,317 million, of which $404 million expires between 2003 and 2021 and $913 million does not expire. The losses which do not expire include $369 million of capital losses realized in prior years in Australia. The Corporation expects the Australian capital losses will be eventually eliminated as a result of a corporate reorganization in progress.

At December 31, 2001, Chilean subsidiaries had prior years' net operating losses available amounting to $414 million for Chilean income tax purposes.

At December 31, 2001, certain U.S. subsidiaries had prior years' net operating losses available amounting to $116 million for regular tax purposes and $154 million for alternative minimum tax ("AMT") purposes. The subsidiaries also have $19 million of AMT credits against which a valuation allowance has been provided. These losses expire in 2018 through 2021. In 2001, U.S. net operating losses of $68 million (2000 – $1 million, 1999 – $39 million) for regular income tax purposes were utilized.

Placer Dome has Canadian non-capital loss carry-forwards of $111 million which are due to expire in 2003 through 2008.

A Venezuelan subsidiary, which had tax losses valued at $61 million, was sold in 2001. A valuation allowance had been provided against these losses.

The Corporation utilizes internal financing arrangements which require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2001, withholding taxes of $10 million related to inter-company loans were accrued (2000 - $9 million, 1999 - $7 million).

(f) Net income and resource tax payments were $21 million, $46 million, and $35 million in 2001, 2000, and 1999, respectively.

9. Inventories

Inventories comprise the following:

	December 31	
	2001 $	2000 $
Metal in circuit	80	66
Ore stockpiles	61	69
Materials and supplies	44	61
Product inventories	21	52
	206	248
Long-term portion of ore stockpiles	(46)	(52)
Inventories	160	196

10. Investments

Investments, other than those included in current assets, are comprised principally of the equity accounted for investment in Compañia Minera Mantos de Oro (2001 - $55 million, 2000 - $63 million).

11. Other Assets

Other assets comprise the following:

	December 31	
	2001 $	2000 $
Sale agreement receivable [(i)]	75	78
Ore stockpiles [(ii)]	61	69
Other	21	21
	157	168
Current portion of other assets	(24)	(26)
	133	142

(i) Balance relates to sale of the CMZ water rights (see note 7 (i)).

(ii) Includes $15 million (2000 - $17 million) of stockpiled ore which is expected to be processed in the following twelve months.

12. Property, Plant and Equipment

(a) Details of Placer Dome's property, plant and equipment are as follows:

	December 31, 2001			December 31, 2000		
	Cost $	Accumulated depreciation $	Net $	Cost $	Accumulated depreciation $	Net $
Mineral properties and deferred development	1,646	(901)	745	1,424	(831)	593
Mine plant and equipment	2,157	(1,327)	830	2,291	(1,266)	1,025
Properties under development (i)	108	-	108	357	-	357
	3,911	(2,228)	1,683	4,072	(2,097)	1,975

(i) The significant components of the December 31, 2001 balance are $90 million (2000 - $70 million) for the development of the South Deep Shaft at the South Deep Mine and $5 million (2000 - $35 million) for gold deposits at the Cortez Mine in the United States including the South Pipeline, Pediment and Stage IV. Properties under development also include $5 million (2000 - $251 million) related to the Getchell Mine which was written down to salvage value in the third quarter of 2001.

(b) Property plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant & Equipment		Additions to Property, Plant & Equipment		
	December 31		Years ended December 31		
	2001 $	2000 $	2001 $	2000 $	1999 $
Chile (note 3(b))	627	633	43	16	1
South Africa (note 3(b))	434	390	51	43	26
Canada	218	238	20	12	16
Papua New Guinea	192	186	34	35	37
United States	141	466	33	67	99
Australia	71	61	41	16	11
Other	-	1	-	-	14
	1,683	1,975	222	189	204

13. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise of the following:

	December 31	
	2001 $	2000 $
Trade payables	66	76
Accrued employee salaries and benefits	35	43
Current reclamation obligation (note 15)	12	2
Interest payable	8	9
Bullion bank payable	-	24
Deferred commodity derivatives	-	12
Other	19	26
	140	192

14. Long-term Debt and Capital Leases

	Years ended December 31		
	2001 $	2000 $	1999 $
Interest charges – long-term	67	70	71
Capitalized interest	(6)	(4)	(2)
Interest expense – long-term	61	66	69
Short-term interest and financing expense	9	9	11
Interest and financing expense	70	75	80
Interest payments – long-term	68	71	85
Weighted average interest rate	7.6%	7.7%	7.7%

The Corporation has a credit facility of $704 million with an international consortium of banks of which $400 million is fully committed until 2005 and $304 million is extendable on an annual basis. The funds are available for general corporate purposes. Including the $704 million facility, at December 31, 2001, Placer Dome had unused bank lines of credit of $720 million (including A$5 million and CAD$25 million). The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2001 was 1.9% (three-month term).

Consolidated long-term debt and capital leases comprise the following:

	December 31	
	2001 $	2000 $
Placer Dome Inc.		
Bonds, unsecured (note 14 (d))		
May 15, 2003 at 7.125% per annum	200	200
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
Preferred Securities, unsecured (note 14 (a, d))		
Series A, December 31, 2045 at 8.625% per annum	185	185
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium – term notes, unsecured (note 14 (b, d))	170	200
Capital leases (note 14 (c))	10	16
	842	878
Current portion	(35)	(35)
	807	843

(a) Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the "Maturity Amount"). The Corporation may, at its option, pay the Maturity Amount by delivering Common Shares, in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

In 2001, the Corporation repurchased and cancelled nil (2000 - $23 million, 1999 - $15 million) of the Preferred Securities at a cost of nil (2000 - $18 million, 1999 - $13 million).

(2) The interest rates range from 6.1% to 8.0% and the notes mature between 2002 and 2026.

(c) The Group is obligated under capital leases for mobile mining equipment for remaining terms ranging from one to four years. All capital lease agreements provide that the Group can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2001 and 2000, $4 million and $14 million respectively, of leased property was included in plant and equipment, net of $7 million and $17 million, respectively, of accumulated depreciation and depletion.

(2) Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2001 are as follows:

	Long-term debt $	Capital leases $	Total $
2002	30	6	36
2003	200	3	203
2004	-	2	2
2005	44	-	44
2006	32	-	32
Thereafter	526	-	526
Long-term debt and capital lease obligations	832	11	843
Less amount representing interest	-	(1)	(1)
	832	10	842

15. Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

	December 31	
	2001 $	2000 $
Reclamation and post-closure obligations (note 18 (a))	130	116
Deferred commodity and currency derivatives	27	33
Pension liability (note 19)	14	10
Other obligations and provisions	9	11
	180	170
Current portion of deferred credits and other liabilities	(13)	(14)
	167	156

16. Share Capital

(a) Common shares issued and outstanding

	Shares (000's)	Amount $
Balance, December 31, 1998	325,505	1,231
Exercise of share options	1,981	16
Balance, December 31, 1999	327,486	1,247
Exercise of share options	132	1
Balance, December 31, 2000	327,618	1,248
Exercise of share options	991	11
Balance, December 31, 2001	328,609	1,259

(b) Share options

At December 31, 2001, the Corporation had four stock based incentive plans. The following table describes these plans:

	Reserved	Options granted	Options exercisable
	Shares (000's)	Shares (000's)	Shares (000's)
1996 LTIP (i)	n/a	346	346
1996 LTIP Directors (ii)	n/a	10	10
1987 Stock Option Plan (iii)	25,000	14,978	8,479
1993 Directors Plan (iii)	750	615	555
	25,750	15,949	9,390

(i) Placer Dome Inc. (Getchell) 1996 Long -Term Equity Incentive Plan ("1996 LTIP"), options were granted at an exercise price equal to the market price on the date of the grant. The Getchell Board of Directors at its discretion, determined the vesting period. All options expire no later than ten years from the grant date. The options were assumed by the Corporation upon the merger on May 27, 1999. No future grants will be made from these plans.

(ii) Under the Placer Dome Inc. (Getchell) 1996 Stock Option Plan for Outside Directors ("1996 LTIP Directors") options were granted to outside directors at an exercise price equal to the market price on the date of the grant. The options vest over one to three years. All options expire five years after the date of grant. The options were assumed by the Corporation upon the merger on May 27, 1999. No future grants will be made from this plan.

(iii) Under the 1987 Stock Option Plan and the 1993 Non-Employee Directors Stock Option Plan ("1993 Directors Plan"), options to purchase common shares of the Corporation may be granted to employees and directors of the corporation, its subsidiaries and joint ventures for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. The vesting period ranges from a period of one to three years.

The following table contains information with respect to all option plans:

	Options denominated in CAD$		Options denominated in US$	
	Shares (000's)	Price CAD$/share	Shares (000's)	Price US$/share
Options outstanding, December 31, 1998	7,549	12.00 - 39.75	3,691	2.73 - 20.41
Granted	4,582	14.65 - 19.60[i]	-	-
Exercised	(96)	12.00 - 23.35	(1,885)	2.73 - 15.82
Forfeited or expired	(810)	12.00 - 39.75	(546)	5.23 - 20.41
Options outstanding, December 31, 1999	11,225	12.00 - 39.75	1,260	3.67 - 20.41
Granted	2,923	12.30 - 15.05[i]	-	-
Exercised	(2)	12.00	(130)	3.67 - 9.69
Forfeited or expired	(1,343)	15.05 - 39.25	(701)	8.27 - 19.34
Options outstanding, December 31, 2000	12,803	12.00 - 39.75	429	5.10 - 20.41
Granted	4,500	12.69 - 16.85[i]	-	-
Exercised	(939)	12.00 – 17.55	(50)	7.83 – 10.31
Forfeited or expired	(771)	12.30 – 39.25	(23)	5.56 - 18.52
Options outstanding, December 31, 2001	15,593	12.00 – 39.57	356	5.10 - 20.41

(2) The weighted average fair value of CAD$ options granted in 2001, 2000 and 1999 was $5.86, $5.28 and $6.74 per share, respectively.

The following table summarizes information about share options outstanding:

	December 31, 2001				
	Options outstanding			Options exercisable	
Range of exercise prices	Shares (000's)	Average life (years)	Weighted average price	Shares (000's)	Weighted average price
CAD$ options					
$12.00-$19.45 [i]	11,951	7.6	$15.32	5,392	$17.11
$19.46-$25.00	422	2.9	$22.73	422	$22.73
$25.01-$32.62	2,628	4.0	$28.79	2,628	$28.79
$32.63-$39.75	592	3.8	$39.01	592	$39.01
	15,593	6.7	$18.69	9,034	$22.20
US$ options					
$4.08-$8.16	53	6.6	$5.63	53	$5.63
$8.17-$12.24	53	4.7	$9.69	53	$9.69
$12.25-$16.33	197	4.2	$12.99	197	$12.99
$16.34-$20.41	53	5.0	$17.87	53	$17.87
	356	4.8	$12.11	356	$12.11

(i) Includes 1,546,000 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. All of these options are unvested and have an exercise price of CAD$12.69 per share.

(c) The Corporation follows the disclosure-only provisions of SFAS No. 123 for stock options granted to Canadian employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Corporation's earnings (loss) and earnings (loss) per share on a U.S. basis would have been adjusted to the pro forma amounts indicated below:

	Years ended December 31		
	2001 $	**2000 $**	**1999 $**
Earnings (loss) – as reported	**(133)**	(92)	35
Earnings (loss) – pro forma	**(147)**	(107)	9
Earnings (loss) per share – as reported	**(0.41)**	(0.28)	0.11
Earnings (loss) per share – pro forma	**(0.45)**	(0.33)	0.03

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	December 31		
	2001	**2000**	**1999**
Dividend yield	**1.11%**	0.96%	0.80%
Expected Volatility	**30%**	40%	30%
Risk-free interest rate	**5.53%**	6.50%	6.40%
Expected lives	**10 years**	10 years	10 years

(d) Placer Dome first adopted a shareholders' rights plan (the "Rights Plan") in 1990. The current Rights Plan was approved by shareholders at the 2001 annual general meeting.

Under the Rights Plan, each "Voting Share" issued prior to the Separation Time (as defined below) carries with it one right (a "Right"). A Voting Share is any share or voting interest issued by the Corporation (collectively, the "Voting Shares") entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the Common Shares. Each Right carries with it the right to purchase shares in Placer Dome, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain specified events cause the Rights to separate from the Voting Shares (the "Separation Time"). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire no later than the termination of Placer Dome's annual meeting in 2004. The Rights may be redeemed at a price of CAD$0.001 per right prior to a specified event but in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the Common Shares (or other class of Voting Shares) in a transaction that is not a "Permitted Bid" or a "Competing Permitted Bid", the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares at a 50% discount from the Market Price (as defined). The Rights are not triggered by a "Permitted Bid", which is essentially a takeover bid made to all shareholders for any or all of their shares. The "Permitted Bid" must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding Common Shares held by independent shareholders have been tendered to the bid. A "Competing Permitted Bid" is a take-over bid made after a "Permitted Bid" has been made and prior to its expiry that satisfies all of the provisions of a "Permitted Bid", except that it must remain open for acceptance until a date that is not earlier than the later of 21 days after the "Competing Permitted Bid" is made and 60 days after the date of the earliest prior bid in existence when the "Competing Permitted Bid" is made. The entering into of certain revocable lock-up agreements to tender Common Shares into a takeover bid will not trigger the Rights.

17. Fair Value of Financial Instruments with Off-Balance Sheet Risk

The following table presents the carrying amounts and estimated fair values of Placer Dome's financial instruments:

	December 31			
	2001		2000	
	Carrying Value $	Fair Value (i) $	Carrying Value $	Fair Value (i) $
Financial Assets				
Cash and cash equivalents	433	433	331	331
Short-term investments	6	6	9	9
Investments other than equity investments	3	3	3	3
Sale agreement receivable	75	75	78	78
Metal contracts	-	490	9	500
Financial Liabilities				
Short-term and long-term debt and capital leases	844	835	878	813
Foreign currency contracts and options	27	27	12	12

(i) Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Corporation only uses over-the-counter instruments in its metals and currency program. These instruments are relatively straightforward contracts and involve little complexity. The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

At December 31, 2001, based on the spot prices of $277 per ounce for gold, $4.53 per ounce for silver and $0.66 per pound for copper, the mark-to-market values of Placer Dome's precious metals and copper sales programs were approximately $490 million and $0.6 million, respectively. For the currency program, if Placer Dome closed out its currency forward and option contracts on December 31, 2001, the cost would have been approximately $26 million (based on foreign exchanges rates of C$/US$1.5926 and A$/US$1.9554), all of which has been recognized through earnings or other comprehensive income.

At December 31, 2001, Placer Dome's consolidated metals sales program consists of:

	2002	2003	2004	2005	2006	2007	2008+	Total
Gold (000's ounces):								
Fixed forward contracts								
Amount	1,267	430	420	647	498	230	375	3,867
Average price (i) ($/oz.)	390	443	416	355	336	352	388	383
Fixed interest floating lease rate contracts								
Amount	-	115	110	173	317	517	1,934	3,166
Average price (i) ($/oz.)	-	365	348	454	426	442	473	454
Call options sold and cap agreements (ii)								
Amount	338	440	250	230	180	100	200	1,738
Average price ($/oz.)	324	354	366	365	359	367	394	357
Call options purchased (iii)								
Amount	852	-	-	-	-	-	-	852
Average price ($/oz.)	437	-	-	-	-	-	-	437
Total committed								
Amount	753	985	780	1,050	995	847	2,509	7,919
Put options purchased (ii)								
Amount	-	240	-	-	-	-	-	240
Average price ($/oz.)	-	295	-	-	-	-	-	295
Put options sold								
Amount	200	20	155	80	80	-	-	535
Average price	276	270	260	250	250	-	-	263
Silver (000's ounces):								
Fixed forward contracts								
Amount	2,350	750	-	-	-	-	-	3,100
Average price (i) ($/oz.)	5.53	5.70	-	-	-	-	-	5.57
Call options sold								
Amount	1,050	650	-	-	-	-	-	1,700
Average price ($/oz.)	7.16	7.9	-	-	-	-	-	7.44
Total committed								
Amount	3,400	1,400	-	-	-	-	-	4,800
Put options purchased (ii)								
Amount	2,300	650	-	-	-	-	-	2,950
Average price ($/oz.)	5.49	5.50	-	-	-	-	-	5.49
Copper (millions of pounds):								
Fixed forward contracts								
Amount	56.2	-	-	-	-	-	-	56.2
Average price ($/lb.)	0.70	-	-	-	-	-	-	0.70
Call options sold								
Amount	32.0	-	-	-	-	-	-	32.0
Average price ($/lb.)	0.73	-	-	-	-	-	-	0.73
Total committed								
Amount	88.2	-	-	-	-	-	-	88.2
Put options sold								
Amount	28.7	-	-	-	-	-	-	28.7
Average price ($/lb.)	0.64	-	-	-	-	-	-	0.64

(i) Forward sales contracts include:
  a) Fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.
  b) Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options representing approximately 9% of 2003 production can be extended to 2004 at the counterparty's option. The option expires before December 31, 2002.

(iii) All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases.

Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option.

Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract.

Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option.

At December 31, 2001, Placer Dome's consolidated foreign currency program consists of:

	2002 $	2003 $	2004 $	2005 $	2006 $
Canadian Dollars (millions USD)					
Fixed forward contracts					
Amount	15.0	8.0	-	-	-
Average rate (CAD/USD)	1.5121	1.5177	-	-	-
Put options sold					
Amount	21.5	14.0	-	-	-
Average rate (CAD/USD)	1.5342	1.5925	-	-	-
Total committed					
Amount	36.5	22.0	-	-	-
Average rate (CAD/USD)	1.5251	1.5653	-	-	-
Call options purchased					
Amount	20.0	14.0	-	-	-
Average rate (CAD/USD)	1.4745	1.5207	-	-	-
Australian Dollars (millions USD)					
Fixed forward contracts					
Amount	30.0	24.0	24.0	24.0	24.0
Average rate (AUD/USD)	1.8880	1.8850	1.8813	2.0602	2.0670
Put options sold					
Amount	32.0	28.0	24.0	-	-
Average rate (AUD/USD)	1.4526	1.5773	1.4719	-	-
Total committed					
Amount	62.0	52.0	48.0	24.0	24.0
Average rate (AUD/USD)	1.6633	1.7194	1.6764	2.0602	2.0670
Call options purchased					
Amount	56.0	46.0	42.0	-	-
Average rate (AUD/USD)	1.3721	1.4071	1.3988	-	-

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

18. Commitments and Contingencies

(a) Although the ultimate amount of reclamation and other post-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be $236 million as at December 31, 2001, and has accrued through charges to earnings of $24 million, $24 million, and $28 million in 2001, 2000, and 1999, respectively. The aggregate accrued obligation as at December 31, 2001, included with Deferred credits and other liabilities (note 15), was $130 million (2000 - $116 million). With the closure of the Kidston Mine in 2001 and the planned closure of the Golden Sunlight and Misima mines in 2003 and 2004, respectively, Placer Dome anticipates spending approximately $17 million on reclamation and closure of these sites over the next 3 years.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations:

(i) Placer Dome has provided security for site rehabilitation and long-term acid drainage treatment at the closed Equity Silver Mine pursuant to the terms of an amended reclamation permit issued by the British Columbia provincial government in 1996. At December 31, 2001, the security provided totalled CAD$25 million (US$16 million). As provided for under the amended reclamation permit, the level of security is reviewed approximately every 5 years. In 2001, a review was completed by a committee comprising of government, community and Placer Dome members, and recommendations were provided to the provincial government for their consideration in amending the reclamation permit. The level of security was reduced to approximately CAD$24 million, with the revised amount to be posted in 2002. The next review is scheduled for the year 2005.

(ii) The Golden Sunlight Mine in Montana is required by the state government to provide security by way of a bond for reclamation obligations. The bond, presently at $55 million, has been guaranteed by the Corporation. The bonding requirement could be incrementally increased to $63 million over the next six years depending on the amount of new land disturbance that occurs each year. Placer Dome's assessment of the ultimate post-closure expenditures, based on reclamation work done to date, is that they will be substantially less than the $55 million bonding requirement. To date, Golden Sunlight has completed approximately 35% of its reclamation work.

(iii) The Cortez Joint Venture (100%), Getchell and Bald Mountain mines in Nevada have provided securities totalling $59 million by way of bonds for reclamation obligations to the state government. The bonds have been guaranteed by the Corporation.

(iv) Placer Dome Asia Pacific has provided bank guarantees totalling A$29 million (US$15 million), the majority of which were provided to the Queensland Government for post closure reclamation costs.

(b) In June 1995, in U.S. District Court in Reno, Nevada, Placer Dome U.S. Inc. won a jury verdict against ECM, Inc. ("ECM") concerning charges by ECM of fraud and misrepresentation. ECM appealed to the U.S. Court of Appeals in San Francisco and in December 1997, the U.S. Court of Appeals affirmed the jury verdict that Placer Dome acted properly. However, it said the trial court should not have summarily dismissed one claim made by ECM based on a 1987 lease agreement which provided for certain "area of influence" royalties to ECM. Upon remand of the case to the District Court in Nevada, it held that there was but one claim, for the area of influence royalties, remaining to be litigated, but eventually agreed to consider one other claim by ECM, for alleged breach of an alleged property law covenant.

On September 30, 1999, Placer Dome U.S. Inc. moved for summary judgment on ECM's two claims on remand. On July 13, 2000, the District Court in Nevada granted the motion for summary judgment on both claims. On August 11, 2000, ECM filed a Notice of Appeal from the summary judgment, again with the U.S. Court of Appeals for the Ninth Circuit.

On September 13, 2001, the Appeals Court affirmed the summary judgment on the two claims which the District Court had dismissed in August 2000. ECM then petitioned for rehearing with respect to a third claim, which the District Court had refused to consider. On December 26, 2001, the Appeals Court ruled that the District Court erred in refusing to consider the third claim and remanded the case to the District Court to determine whether summary judgment should have been entered on that claim as well.

(c) In September 1996, the Cortez Joint Venture ("CJV") submitted an Amendment to the Pipeline Plan of Operations for the South Pipeline Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management ("BLM"). The Plan Amendment allows mining and processing of the South Pipeline deposit. A final Environmental Impact Statement was issued by the BLM in February of 2000. A Record of Decision and Plan of Operations Approval allowing the mining and processing of the South Pipeline deposit (the "permit") was issued by the BLM in June of 2000. In July of 2000, a Notice of Appeal and Petition for Stay Pending Appeal was filed with the Interior Board of Land Appeals ("IBLA") by Great Basin Mine Watch, the Western Shoshone Defense Project and the Mineral Policy Centre. On January 9, 2001, the IBLA denied the petition for stay. A review of the merits of the appeal by the IBLA is pending. Mining in accordance with the permit will continue pending a decision from the IBLA.

(d) Much of the Corporation's reserves and operations within the U.S. occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. The U.S. Department of Interior ("Interior Department") issued a legal opinion on November 7, 1997, which limited the number of mill sites which could be located based upon a one-to-one ratio between the number of mill sites and the associated mining claims. In November of 1999, the U.S. Congress, as part of the fiscal year 2000 Interior Appropriations legislation, precluded the Interior Department, for fiscal years 2000 and 2001, from applying the mill site ratio requirement to those mining operations which had an approved or pending plan of operations as of the date of the 1997 Solicitor's opinion.

On October 3, 2001, the Department of Interior instructed the BLM not to apply the previous administration's mill site limitation to any plans of operations that the BLM approved before November 29, 1999 or that were submitted to the BLM before November 7, 1997. Further, the Department of Interior instructed its Solicitor to undertake a review of the previous mill site opinions and memoranda.

On November 21, 2000, the Interior Department issued a final rule amending the 43 C.F.R. Subpart 3809 regulations which govern reviews and approvals of mining plans of operations. This rule, which took effect on January 20, 2001, increased the BLM's regulatory authority and imposed new requirements for mining operations on federal lands. In response to concerns raised by the mining industry and certain western states, on October 30, 2001, the BLM issued further revisions to the 3809 regulations which removed many of the most burdensome provisions and performance standards from the November 21, 2000 rule. The latest revised regulations are currently the subject of a lawsuit filed by environmental groups in the U.S. District Court for the District of Columbia.

(e) The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued on June 29, 1998. The lawsuit alleges that the expansion approval by DEQ violates certain Montana regulations and the Montana Constitution because the permit conditions do not include more stringent reclamation requirements, primarily the partial backfilling of the open pit, which cost was estimated at approximately $20 million. The plaintiff groups filed a Motion for Summary Judgment on the issues and a ruling on the Motion was made on February 16, 2000. The court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the "Legislature") held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. The Governor of Montana signed this bill, SB 9, into law on May 18, 2000. The Legislature included an immediate effective date and a retroactive application provision in the bill. In response to this enactment, the district court entered an order on October 24, 2000 vacating its earlier ruling and allowing the plaintiffs 45 days in which to amend their complaint. During that time, the DEQ affirmed its earlier Record of Decision. After receiving notice of the DEQ affirmance, the plaintiffs filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment.

Plaintiffs have filed a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill. The State of Montana and Golden Sunlight Mine have filed briefs opposing the motion and asking the Court to enter judgment affirming the legislation. A decision is pending. Mining in accordance with the permit is expected to continue during these proceedings.

(f) Until its divestment on March 21, 1997, Placer Dome owned 39.9% of Marcopper Mining Corporation ("Marcopper"), formerly a publicly traded Philippine Corporation. In March 1996, operations were suspended at the Marcopper Mine following an accidental discharge of mill tailing through a drainage tunnel. Placer Dome completed work on installing a permanent plug for the drainage tunnel in 1997. Placer Dome was unable to obtain the required approval from the Philippine authorities to complete the remaining work to mitigate the environmental impact of the accident in the manner it deemed most appropriate. Accordingly, Placer Dome concluded a number of agreements in November 2001, including an agreement under which Marcopper's principal shareholder assumed responsibility for completing the work to mitigate the environmental impact of the accident. An increase is not required to be made to the amounts presently accrued as a result of the new agreements.

(g) At December 31, 2001, Placer Dome has outstanding commitments aggregating $16 million under capital expenditure programs at the South Deep and Granny Smith mines.

(h) Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

19. Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees' earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

Pension expenses are comprised of:

	Years ended December 31		
	2001 **$**	**2000** **$**	**1999** **$**
Defined benefit plans:			
Service costs (benefits earned during the period)	6	6	8
Interest costs on projected benefit obligations	8	8	9
Expected return on plan assets	(7)	(8)	(10)
	7	6	7
Defined contribution plans	3	3	1
	10	9	8

The status of defined benefit plans as at December 31, 2001 and 2000 is as follows:

	December 31			
	Plans where assets exceed accumulated benefits		Plans where accumulated benefits exceed assets	
	2001 $	2000 $	2001 $	2000 $
Change in plan assets				
Fair value of plan assets at beginning of year	**86**	90	**30**	29
Actual return on plan assets	**(9)**	9	**(1)**	2
Employer contribution	**1**	2	**3**	2
Benefits paid	**(8)**	(8)	**(3)**	(3)
Reclassification of balance at beginning of year (i)	**(9)**	-	**9**	-
Other	**(6)**	(7)	**(1)**	-
Fair value of plan assets at end of year	**55**	86	**37**	30
Change in benefit obligations				
Benefit obligations at beginning of year	**64**	59	**58**	56
Service cost	**3**	4	**3**	3
Interest cost	**3**	4	**4**	4
Actuarial loss (gain)	**2**	9	**1**	(2)
Benefits paid	**(9)**	(8)	**(3)**	(3)
Reclassification of balance at beginning of year (i)	**(9)**	-	**9**	-
Other	**(2)**	(4)	**(2)**	-
Benefit obligations at end of year	**52**	64	**70**	58
Plan assets in excess of (less than) projected benefit obligations	**3**	22	**(33)**	(28)
Unamortized transition surplus	**(3)**	-	**1**	-
Valuation allowance	**(1)**	-	**-**	-
Unamortized experience loss (gain)	**12**	(6)	**7**	2
Accrued net pension asset (liability) (ii)	**11**	16	**(25)**	(26)

(i) Due to movement of pension plans from net funded to net unfunded positions.

(ii) Substantially all of the $25 million (2000 - $26 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.

In determining the present value of accumulated plan benefits and current service pension cost as of December 31, 2001, the weighted average discount rates and expected rates of return on plan assets used vary from 6% to 8% (2000 – 7% to 8%) and the salary escalation rates assumed vary from 3% to 4% (2000 – 4% to 5%). The rates used reflect management's and actuarial assessments of the economic conditions in each of the countries in which Placer Dome operates. The amortization periods for unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 10 to 12 years and are based on the expected average remaining service life of each employee group.

20. Supplementary Information

(a) Change in non-cash operating assets and liabilities comprise:

	Years ended December 31		
	2001 $	2000 $	1999 $
Accounts receivable	**47**	(59)	37
Inventories	**34**	4	(17)
Other assets	**-**	-	5
Accounts payable and accrued liabilities	**(59)**	(29)	3
Income and resource taxes payable	**2**	(4)	10
Change in non-cash operating assets and liabilities	**24**	(88)	38

(b) The following table presents additional financial information related to proportionate interests in joint ventures and equity investments.

	Proportionate Interests in Joint Ventures[(i)]		Equity Investments[(ii)]	
	2001 $	2000 $	2001 $	2000 $
Current assets	**106**	146	**12**	14
Non-current assets	**961**	929	**77**	86
Current liabilities	**129**	145	**6**	7
Non-current liabilities	**480**	445	**74**	76

	Proportionate Interests in Joint Ventures[(i)]			Equity Investments[(ii)]		
	2001 $	2000 $	1999 $	2001 $	2000 $	1999 $
Revenues	**476**	500	497	**40**	49	174
Cost and expenses	**387**	514	344	**45**	60	176
Earnings (loss) before taxes and other items	**89**	(14)	153	**(5)**	(11)	(2)
Net earnings (loss) before effect of change in accounting policy	**116**	17	133	**(4)**	(8)	(6)
Net earnings (loss) after effect of change in accounting policy	**116**	22	132	**(4)**	(8)	(5)

(i) Includes the Corporation's joint venture interests in the Musselwhite, Cortez, Granny Smith, Porgera and South Deep mines.

(ii) Includes the Corporation's equity investments in La Coipa Mine in 1999, 2000 and 2001, and in the Zaldivar Mine for the period January 1 to December 13, 1999, until it became a wholly-owned subsidiary.

(c) The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities. The following is a reconciliation of the net earnings (loss) between the U.S. and Canadian basis:

	Consolidated Statement of earnings [(i)] Years ended December 31								
	2001 $			2000 $			1999 $		
	U.S. basis	Adjust-ments	Cdn. basis	U.S. basis	Adjust-ments	Cdn. basis [(ii)]	U.S. basis	Adjust-ments	Cdn. basis [(ii)]
Sales	1,223	43	1,266	1,413	51	1,464	1,162	143	1,305
Cost of sales	658	49	707	686	67	753	594	71	665
Depreciation and depletion	230	36	266	286	7	293	229	44	273
Mine operating earnings [(ii) (vi)]	335	(42)	293	441	(23)	418	339	28	367
General and administrative	39	-	39	39	-	39	43	(2)	41
Exploration	44	-	44	56	1	57	56	-	56
Technology, resource development and other	55	-	55	54	-	54	43	(1)	42
Merger and restructuring costs [(iv)]	2	-	2	4	-	4	49	(19)	30
Write-downs of mining interests [(iv) (v)]	301	30	331	377	462	839	46	-	46
Operating earnings (loss)	(106)	(72)	(178)	(89)	(486)	(575)	102	50	152
Non-hedge derivative gains (losses) [(vi)]	(29)	28	(1)	(37)	42	5	46	(46)	-
Investment and other business income [(vii) (viii)]	42	(22)	20	122	(4)	118	13	-	13
Interest and financing [(vii) (ix)]	(70)	23	(47)	(75)	23	(52)	(80)	24	(56)
Earnings (loss) before taxes and other items	(163)	(43)	(206)	(79)	(425)	(504)	81	28	109
Income and resource taxes [(x)]	36	(5)	31	6	152	158	(62)	10	(52)
Equity in earnings (loss) of associates [(i)]	(1)	1	-	(4)	4	-	23	(23)	-
Minority interests [(i)]	(5)	-	(5)	2	(3)	(1)	3	(5)	(2)
Change in accounting policy [(ii) (iii)]	-	-	-	(17)	17	-	(10)	10	-
Net earnings (loss)	(133)	(47)	(180)	(92)	(255)	(347)	35	20	55
Net earnings (loss) per common share [(iv)]	(0.41)	(0.18)	(0.59)	(0.28)	(0.82)	(1.10)	0.11	0.03	0.14

(i) The investments in MDO (50%), CMZ (50% ownership until December 13, 1999 when it increased to 100%), and Minera Las Cristinas C.A. (70% ownership until Placer Dome divested its interest in July 2001) are in the form of incorporated joint ventures. Under the U.S. basis, MDO and CMZ (until December 13, 1999) were equity accounted for and Las Cristinas was fully consolidated. Under the Canadian basis these joint ventures were proportionately consolidated.

(ii) Following the adoption of SAB 101 under U.S. GAAP in 2000 (note 2(c)), Placer Dome adopted the same policy under Canadian GAAP in the first quarter of 2001 for consistency, although the change was not required under Canadian GAAP. The new policy was applied retroactively with restatement of 2000 and 1999 comparative figures. The net impact of the restatement was to decrease the 2000 consolidated loss by $11 million ($0.04 per share) and the 1999 net earnings by $5 million ($0.02 per share).

(iii) Effective January 1, 1999, Placer Dome adopted AICPA Statement of Position 98-5, Reporting on Costs of Start-Up Activities ("SOP 98-5"). Under SOP 98-5, costs incurred during the start-up of a project are expensed as incurred. This was applied prospectively with prior years' adjustments totalling $10 million after-tax recorded in 1999. Under the Canadian basis, start-up costs are capitalized until commercial production (80% capacity) is achieved.

(iv) Under the Canadian basis, the Getchell acquisition was accounted for by the purchase method compared with the pooling of interests method under U.S. GAAP. Under the purchase method, results of operations prior to the acquisition were a component of the book value acquired, whereas under the U.S. basis they are included in earnings. Merger related costs are expensed under the pooling of interests method and capitalized under the purchase method. Getchell was subject to two separate write-downs with the additional write-downs under Canadian GAAP of $27 million in 2001 and $585 million in 2000 being related to the value ascribed to exploration potential.

(v) Under the U.S. basis, impairment provisions on long-lived assets are calculated on a fair value basis whereas under the Canadian basis they are calculated on an undiscounted basis.

(vi) Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

(vii) As disclosed in Note 14(a), Preferred Securities under the U.S. basis are accounted for as long-term debt. Under the Canadian basis, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under the U.S. basis, whereas under the Canadian basis, they are credited to contributed surplus in shareholders' equity.

(viii) Included in U.S. GAAP investment income in 2001 is $21 million related to the cumulative translation adjustment recognized on the closure of the Kidston Mine. Under Canadian GAAP, the cumulative translation adjustment related to Kidston Mine was nil. The use of the different exchange rates and the different adoption dates for Canadian and U.S. GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders' equity. Effective January 1, 1991 the Corporation adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis the Corporation's financial statements for all years prior to January 1, 1991 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1990. Under the U.S. basis pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date the Corporation was formed by the amalgamation of three predecessor companies.

(ix) Under the U.S. basis, a portion of all Placer Dome Inc.'s interest costs incurred must be capitalized as part of the cost of a project under development, and subsequently amortized when operations commence. Under the Canadian basis, interest is capitalized on a mine development project only if the indebtedness is specifically incurred, either directly or indirectly, to finance the project.

(x) SFAS 109, Accounting for Income Taxes, requires the use of the liability method for income taxes compared with the deferral method followed under the Canadian basis. In January, 2000, the Canadian basis also adopted the liability method.

Annexure II - Financial information relating to the Placer Dome Group

FIRST QUARTER 2002 QUARTERLY REPORT


goldstory
PDG

PLACER DOME Q1 EARNINGS INCREASE TO $43 MILLION

TUESDAY, APRIL 23, 2002

(all dollar amounts reported in U.S. dollars)	For the three months ended March 31	
	2002 $	2001 $
Financial (millions US$)		
Sales	303	341
Mine operating earnings	96	93
Net earnings	43	16
Cash flow from operations	99	121
Per common share		
Net earnings	0.13	0.05
Cash flow from operations(i)	0.30	0.37
Return on net assets (i)(ii)	3.8%	1.8%
Operating		
Placer Dome's share:		
Gold production (000s ozs)	666	694
Gold cash production costs ($/oz)(iii)	173	185
Gold total production costs ($/oz)(iii)	231	244

FIRST QUARTER HIGHLIGHTS

- Cash flow from operations totals $99 million or $0.30/share.
- Mine operating earnings total $96 million.
- Net earnings total $43 million or $0.13/share, matching PDG's previous quarterly earnings record.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2
Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

- Production totaled 666,000 ounces of gold.
- Cash costs declined to $173/oz while total costs declined to $231/oz due to improved performances at the Granny Smith, South Deep and Campbell mines.
- Production at Canada's Campbell mine increased 33% over the same period last year due to significantly higher grades. Exploration of the new DC zone is underway and efforts are focused on converting part of this new resource into reserves by mid-year.
- Production at the Dome mine was down 21% over the year earlier period due to mechanical problems, which have been repaired. As announced on April 11, Placer Dome anticipates a joint-venture with Kinross that will combine business interests in the area. The camp's long-term exploration potential is expected to extend the productive life of the Dome facilities. Upon completion of the deal, integration teams will be working to optimize production from the combined operations.
- The Granny Smith mine in Australia marked its first quarter of production with ore sourced solely from the Wallaby pit. Production was up 64% over the same period last year due to Wallaby's higher grade. Over the course of 2002 Granny Smith expects to enjoy a 19% increase in production over 2001 levels.
- Placer Dome's share of production from the South Deep mine in South Africa increased 20% over the same period last year due to higher throughput, partially offset by lower grades. The conversion to trackless mining is well underway with 41% of mill tonnage coming from trackless production in Q1 2002, versus 16% in the year-earlier period. Sinking of the South Deep Main Shaft to a final depth of 2,990 meters was completed in mid-April. The shaft will be fully commissioned in the latter half of 2003. In 2002, construction emphasis is being placed upon enhancing underground haulages, ventilation and service infrastructure to accommodate rising production volumes. South Deep's new 7,350-tonne/day mill remains on target for commissioning in May 2002. The new life-of-mine plan remains on track for delivery mid-year.
- Placer Dome's forward sales program realized a $65/oz premium over the spot price of gold of $290/oz for the quarter. As of March 31, 2002 the mark-to-market value of the program was $235 million at the quarter's closing gold price of $303/oz.

Vancouver, Canada— Placer Dome Inc. is pleased to announce net earnings of $43 million or $0.13/share in the first quarter of 2002 versus net earnings of $16 million or $0.05/share in the year-earlier period. Cash flow from operations totaled $99 million, down from $121 million in the first quarter of 2001. Mine operating earnings increased marginally to $96 million from $93 million in the year-earlier period.

Sales revenue in the first quarter fell to $303 million from $341 million in the corresponding period, reflecting lower production, offset by a higher realized gold price. Production in the quarter was 666,000 ounces versus 694,000 ounces primarily due to the closure of Kidston in July 2001 and lower production at Golden Sunlight and Misima as they approach the end of their mine lives. Copper production totaled 106 million pounds, up from 100 million in the year-earlier period with cash and total costs decreasing to $0.41/lb and $0.56/lb respectively from $0.45/lb and $0.58/lb respectively in the first quarter of 2001.

Placer Dome's forward sales program contributed $40 million to mine operating earnings in the first quarter, realizing a premium of $65/oz over the first quarter average spot price of $290/oz for an average price of $355/oz. As of March 31, 2002 based on the closing spot price of gold of $303/oz, the mark-to-market value of the precious metals sales program was $235 million.

Placer Dome President and CEO Jay Taylor was pleased with the company's successful start to the year. "Our focus on the fundamentals is paying off. We hit all of our targets this quarter and we are implementing our strategy to increase shareholder value," he said. "We have advanced a deal with Kinross on the Porcupine camp, the contract at Pueblo Viejo in the Dominican Republic has been signed and is awaiting Congressional approval and our Minex program is having good success, particularly in Canada. We continue to make steady progress on maximizing our existing assets and in adding quality ounces to replace maturing production."

Placer Dome will host a conference call to discuss its year-end results at 10:30 am EDT on Wednesday, April 24. North American participants may access the call at 1-888-293-1928. International participants please dial (416) 641-6684. The call will also be webcast from the investor relations section of the Placer Dome website at www.placerdome.com.

Placer Dome expects to produce more than 2.5 million ounces of gold and 420 million pounds of copper in 2002.

(i) Cash flow from operations per share and return on net assets are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.

(ii) Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets.

(iii) Cash production cost per ounce has been restated for the period ending March 31, 2001 to reflect the change in the Gold Institute Standard related to amortization of deferred stripping costs. Amortized amounts previously included in the non-cash component are now included in cash costs, which the amounts for the three months ending March 31, 2002 and 2001 were $14/oz and $22/oz, respectively.

-end-

For further information: Brenda Radies (604) 661-1911

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc

MANAGEMENT'S DISCUSSION AND ANALYSIS

(U.S. dollars, in accordance with U.S. GAAP)

Throughout this document, Placer Dome is defined to be Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome's share is defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders' percentage of results in non-wholly owned subsidiaries.

	For the three months ended March 31	
	2002	**2001**
Financial ($ millions)		
Sales	**303**	341
Mine operating earnings		
Gold	**83**	73
Copper	**16**	21
Other	**(3)**	(1)
	96	93
Net earnings	**43**	16
Cash flow from operations	**99**	121
Production and sales volumes		
Gold (000s ozs)		
Group's share production	**666**	694
Consolidated production	**653**	707
Consolidated sales	**672**	802
Copper (000s lbs)		
Production	**106,481**	99,854
Sales	**109,896**	106,150
Average prices and costs		
Gold ($/oz)		
Group's share price realized	**355**	327
London spot price	**290**	264
Group's share cash cost	**173**	185
Group's share total cost	**231**	244
Copper ($/lb)		
Price realized	**0.71**	0.80
London spot price	**0.71**	0.80
Cash cost	**0.41**	0.45
Total cost	**0.56**	0.58

1. Overview

- Consolidated net earnings in accordance with U.S. GAAP for the first quarter of 2002 were $43 million ($0.13 per share), compared with $16 million ($0.05 per share) for the same period in 2001. Return on net assets[i] for the period was 3.8% compared with 1.8% in 2001.

- Excluding unusual items, consolidated net earnings were $43 million ($0.13 per share) for the first quarter of 2002, 23% up from 2001. This primarily reflects a 3% increase in mine operating earnings, lower discretionary spending and a lower effective tax rate.

	For the three months ended March 31	
	2002 $	2001 $
Net earnings	43	16
Unusual items, net of tax		
Unusual tax adjustments	4	-
Unrealized non-hedge derivative (gains) losses	(4)	19
Net earnings before unusual items [i]	43	35
Per common share	0.13	0.11

- Cash flow from operations for the quarter was $99 million, 18% lower than the 2001 period as there had been a significant inventory draw-down in 2001.

- Under Placer Dome's precious metals sales program, the Corporation realized an average price of $355 per ounce for gold, a premium of $65 per ounce over the average spot price and contributing $40 million to revenue.

- Consolidated gold production decreased by 8% compared with the prior year period due to the closure of the Kidston Mine in July 2001, reduced production from Golden Sunlight and Misima as they approach the end of their mine lives, partially offset by increased production at a number of operations. Despite the decrease in production, Placer Dome's share of unit total production cost declined by $13 per ounce to $231 per ounce, reflecting improved performances at the Granny Smith, South Deep and Campbell mines.

- Consolidated copper production was up 7% and unit cash cost was down 9% compared with the prior year period.

- Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $180 and $235 per ounce, respectively.

(i) Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets. The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature. These are non-GAAP earnings measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.

2. Financial Results of Operations

PRODUCTION AND OPERATING SUMMARY

Mine	Placer Dome's share (% of mine production)		For the three months ended March 31: Mine operating earnings [1]	Placer Dome's Share: Millfeed (000s tonnes)	Grade (g/t,%)	Recovery (%)	Production (ozs, 000s lbs)	Production % change	Cost per unit [2] ($/oz, $/lb) Cash	Cost per unit [2] Total	Estimated annual 2002: Production (ozs, 000s lbs)	Cost per unit [2] ($/oz, $/lb) Cash	Cost per unit [2] Total
GOLD													
Canada													
Campbell	100%	2002	$ 2	88	18.7	96.4	51,103	+ 33%	161	233	181,000	192	276
		2001	$ (2)	119	10.6	94.5	38,422		281	363	178,139	208	287
Dome [3]	100%	2002	(1)	836	2.5	91.6	60,352	-21%	236	318	300,000	199	264
		2001	(1)	1,055	2.5	89.1	76,203		216	274	302,795	208	268
Musselwhite	68%	2002	1	181	6.7	95.5	36,939	-6%	195	260	158,000	183	260
		2001	-	221	5.9	94.9	39,488		186	256	158,988	191	265
United States													
Bald Mountain	100%	2002	2	673	1.6	64.1	32,344	+ 30%	158	221	114,000	180	258
		2001	(3)	887	1.3	65.9	24,894		293	386	108,393	280	365
Cortez [4]	60%	2002	20	556	8.3	88.6	166,805	-6%	133	177	602,000	139	188
		2001	21	492	10.1	91.6	177,106		112	150	712,850	121	161
Getchell [5]	100%	2002	-	-	-	-	35,324	n/a	-	-	56,000	-	-
		2001	-	-	-	-	-		-	-	3,111	-	-
Golden Sunlight	100%	2002	-	559	1.7	76.2	23,306	-56%	291	322	127,000	182	211
		2001	2	584	3.5	81.3	53,189		116	233	195,507	123	249
Papua New Guinea													
Misima [6]	80%	2002	3	1,178	0.8	88.5	28,818	-27%	182	207	117,000	195	217
		2001	2	1,078	1.3	89.0	39,605		203	226	133,282	186	218
Porgera	50%	2002	2	676	4.6	83.4	85,887	-6%	201	304	338,000	245	301
		2001	-	722	4.6	79.7	90,975		195	270	380,311	207	250
Australia													
Granny Smith	60%	2002	11	586	4.4	93.8	71,136	+ 64%	109	134	248,000	127	169
		2001	3	625	2.4	90.8	43,435		275	284	208,306	170	181
Kidston [7]	70%	2001	1	1,191	1.3	86.9	44,982		182	251	103,403	166	217
Osborne [8]	100%	2002	♦	371	0.9	77.6	8,269	-30%	♦	♦	33,000	♦	♦
		2001	♦	363	1.2	81.7	11,830		♦	♦	41,706	♦	♦
Chile													
La Coipa [9]	50%	2002	-	766	1.0	83.9	20,525	+ 31%	216	300	94,000	210	292
		2001	-	785	0.8	81.5	15,625		188	272	58,425	213	297
South Africa													
South Deep	50%	2002	3	198	7.4	97.2	45,397	+ 20%	170	202	199,000	170	208
		2001	1	144	8.4	97.4	37,798		198	231	171,126	196	235
Metals hedging revenue		2002	40										
		2001	49										
TOTAL GOLD [2]		2002	$ 83				666,205	-4%	173	231	2,567,000	180	235
		2001	$ 73				693,552		185	244	2,756,342	177	233
COPPER													
Osborne [8]	100%	2002	3	371	3.3	95.2	25,660	-4%	0.47	0.57	93,400	0.56	0.66
		2001	3	363	3.5	95.7	26,629		0.54	0.65	108,496	0.50	0.62
Zaldívar	100%	2002	13	4,134	1.2	76.8	80,821	+ 10%	0.39	0.55	327,500	0.44	0.60
		2001	18	4,152	1.1	71.7	73,225		0.42	0.56	308,664	0.43	0.56
Metals hedging revenue		2002	-										
		2001	-										
TOTAL COPPER		2002	$ 16				106,481	+ 7%	0.41	0.56	420,900	0.47	0.61
		2001	$ 21				99,854		0.45	0.58	417,160	0.45	0.58
Other		2002	(3)										
		2001	(1)										
CONSOLIDATED MINE OPERATING EARNINGS [1]		2002	$ 96										
		2001	$ 93										

Notes: Refer to page 12 of this report for the notes to the Production and Operating summary.

Mine operating earnings for the first three months of 2002 were $96 million, an increase of 3% or $3 million over 2001 due to higher contribution from gold.

Gold operating earnings increased by 14% to $83 million in the first quarter of 2002 compared with 2001 due to higher realized prices and lower costs, partially offset by lower sales volume. Gold sales revenue for the quarter was $230 million compared with $260 million in the prior year period, a decline of 12% reflecting a $28 per ounce increase (or 9%) in the average realized price, offset by a 16% decline in sales volume. The higher sales volume in 2001 reflected a draw-down of inventory whereby sales were 95,000 ounces higher than production in the quarter. Consolidated gold production for the first quarter of 2002 decreased by 8% to 653,000 ounces over the 2001 period. The decrease is primarily due to the closure of the Kidston Mine in July 2001, reduced production from the Golden Sunlight and Misima mines as they approach the end of their mine lives, partially offset by increased production at a number of operations. Placer Dome's share of cash and total production costs per ounce for the period were $173 and $231, respectively, compared with $185 and $244 in the 2001 period. The overall decline in Placer Dome's cash and total production costs is attributed to improved performances at the Granny Smith, South Deep and Campbell mines.

Copper operating earnings of $16 million in the first quarter of 2002 were 24% lower than 2001 due to lower realized prices. Copper sales revenue for the quarter was $73 million compared with $80 million in 2001 period reflecting a 4% increase in sales volume offset by an 11% decline in the average realized price. Consolidated copper production in the first quarter of 2002 was 106.5 million pounds (48,300 tonnes), up 7% from the prior year period. Placer Dome's share of cash and total production costs per pound of copper for the period were $0.41 and $0.56, respectively, compared with $0.45 and $0.58, respectively, in 2001. The decline in production costs reflects increased production at Zaldívar and improved operating efficiencies at Osborne.

Canada

- Following the completion of the revised mine plan in October 2001, production at the **Campbell Mine** in the first three months of 2002 increased by 33% from the prior year period due to a 76% increase in grades. Exploration drilling on the DC Zone was completed in the quarter, and the focus now is to convert part of this zone into new reserves by mid-year which is expected to have a positive impact on Campbell's future mine life and production rate.
- At the **Dome Mine**, production in the first quarter was 21% lower than the prior year period due to mechanical problems with the crushing circuit. Production has since returned to normal. On April 11, 2002, Placer Dome announced that its wholly owned subsidiary, Placer Dome (CLA) Limited ("PDCLA"), has signed a letter of understanding with Kinross Gold Corporation ("Kinross") to form a joint venture that will combine the operations of the Dome Mine and Kinross' Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill (collectively the "Porcupine camp"). The objective is to increase value by combining Dome's modern operations with Kinross' large and highly prospective land package that is expected to extend the productive life of the Dome facilities. Subject to due diligence, completion of a definitive agreement and the approval of the respective Boards of Directors,

Placer Dome will own a 51% interest and Kinross a 49% interest in the joint venture. Integration teams will be working to optimize production from the combined operations.

- At the **Musselwhite Mine**, despite a 13% increase in grades, Placer Dome's share of production for the first quarter was 6% lower than the prior year period due to delays in stope availability. Accordingly, unit cash cost was higher, but is expected to decline with the commissioning of the underground conveyor in the second quarter of 2002. Implementation of the new conveyor system has also resulted in employee layoffs in April.

United States

- Placer Dome's share of production from the **Cortez Mine** in the first three months of 2002 declined by 6% compared with the 2001 period due to lower grades and carbonaceous ore sales. This trend is expected to continue for the remainder of the year with gold production in 2002 estimated to be 16% lower than 2001. Cash production cost per ounce is expected to rise by about 15% to $139 per ounce due to higher costs associated with South Pipeline.
- With **Golden Sunlight** approaching the end of its mine life, gold production in the first three months of 2002 was 56% lower than the 2001 period. Initially, pit mining was planned for completion in early 2002, but now has been extended to the second quarter of 2003. Milling of stockpiled ore will essentially be completed by mid-2002 when the pit ramp will then go into production.

Australia and Papua New Guinea

- At the **Porgera Mine**, Placer Dome's share of production in the first three months of 2002 was 6% below 2001 levels due to lower throughput. Re-commencement of underground mining, which was suspended in 1997, is underway and is expected to contribute ore by the fourth quarter of this year. In 2002, Placer Dome's share of gold production is expected to be around 338,000 ounces, 11% lower than 2001. Unit cash and total costs in 2002 are expected to rise to $245 and $301 per ounce, respectively, due to the reduced production level.
- At the **Granny Smith Mine**, Placer Dome's share of production for the first quarter was 64% higher than the prior year period due to the commencement of production from the higher grade Wallaby deposit in the fourth quarter of 2001. Both the Sunrise and Jubilee pits were depleted in the quarter. In 2002, production is expected to increase by 19% over 2001 levels with the Wallaby deposit reaching full production capacity.

South Africa

- At the South Deep Mine, Placer Dome's share of production for the first quarter of 2002 was 20% higher than the prior year period due to higher throughput, partially offset by lower grades. Unit cash and total production costs declined by about 14% due to the increased production and the favourable impact of a weakening Rand relative to the U.S. dollar, which declined in value by about 40% over the 12-month period ended March 31, 2002. During the quarter, a review of the organizational structure and business process at South Deep has resulted in some restructuring of personnel at the minesite.

- Work continued on the development of the South Deep Twin Shaft project. In 2002, construction activity will be focused on enhancing underground haulages, ventilation and service infrastructure to accommodate rising production volumes. During the first quarter, the main shaft reached its ultimate depth of 2,990 meters. The current plan will see the main shaft completed and commissioned in the second half of 2003 and the vent shaft commissioned by the second half of 2004. Construction of the new 7,350 tonnes per day mill is on schedule and will be commissioned in the second quarter of 2002. A new life of mine plan, incorporating new project completion dates and information on productivity, costs and grade, is expected to be available by mid-year.
- Gold production in 2002 is expected to be 16% higher than 2001 due to higher throughput resulting from the increased contribution from mechanized mining. Cash cost per ounce is anticipated to be 13% lower than 2001 with higher local currency costs being offset by favourable exchange rate movements. Factors impacting costs during 2002 include higher throughput, lower average grades (15% lower, as was anticipated under the current mine plan), as well as higher labour costs.

Chile

- At the **Zaldívar Mine**, copper production for the first quarter of 2002 increased by 10% due to higher recovery. In 2002, production is targeted at 327.5 million pounds (148,550 tonnes), 5% higher than 2001 due to a higher percentage of faster leaching oxide ore and recovery improvements implemented during 2001. Cash and total costs are expected to rise to $0.44 and $0.60 per pound, respectively, due to higher costs and depreciation charges.

3. Other Income and Expenses

Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $24 million in the first quarter of 2002, a decline of 14% from $28 million in the year-earlier period. During the quarter, Placer Dome completed a Special Lease Agreement with the Government of the Dominican Republic to develop the Pueblo Viejo gold project. The agreement is now awaiting approval by the Dominican Congress.

Non-hedge derivative gains in the first three months of 2002 were $3 million (2001- loss of $28 million). Included in this amount is net unrealized paper gains of $6 million (2001 – loss of $28 million) related to the mark-to-market value changes on foreign currency forward and option contracts covering future periods. The positive impact in the quarter primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar during the period.

Investment and other business income in the first three months of 2002 were $7 million, the same as the year-earlier period.

Interest and financing expenses were $16 million and $17 million in the first quarter of 2002 and 2001, respectively. In addition, there was $2 million of interest capitalized in the current quarter and $1 million in the prior year period.

Excluding the impact of certain unusual tax adjustments, the effective tax rates on pre-tax accounting earnings were 29% and 37% for the first three months of 2002 and 2001, respectively. The decline in the effective tax rate reflects, in part, tax rate reductions in a number of jurisdictions where Placer Dome's operations are located.

4. Financial Condition, Liquidity and Capital Resources

Cash flow from operations decreased by $22 million to $99 million in the first quarter of 2002 compared with the corresponding period in 2001. The decrease of 18% primarily reflects higher cash earnings offset by an increase in the investment in non-cash working capital. The net increase in non-cash working capital in 2002 primarily reflects a build-up of product inventory as well as movements in receivables and payables due to the timing of sales, receipts and payments. Also in 2001, there was a significant draw-down in inventory with sales being 95,000 ounces higher than production in the quarter.

Expenditures on property, plant and equipment in the first three months of 2002 amounted to $30 million, a decrease of $23 million compared with the 2001 period. The expenditures included outlays of $9 million (2001 - $13 million) for Placer Dome's share of development costs at the Porgera and Granny Smith mines and $9 million for the main shaft and underground development at the South Deep Mine (2001 - $8 million).

Consolidated current and long-term debt balances at March 31, 2002 were $812 million, compared with $844 million at December 31, 2001. Financing activities in the first three months of 2002 included long-term debt and capital lease repayments of $33 million (2001 - $1 million), short-term borrowings of $1 million (2001 – nil) and dividends of $16 million (2001 - $19 million).

On March 31, 2002, consolidated cash and short-term investments amounted to $474 million, an increase of $35 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $442 million was held by the Corporation and its wholly owned subsidiaries and $32 million by other subsidiaries. Placer Dome also has approximately $723 million of undrawn bank lines of credit available.

5. Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. See note 6 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

At the end of the first quarter, Placer Dome has a net commitment of 8.6 million ounces of gold under its gold sales program, or approximately 20% of reserves, at an average price of approximately $400 per ounce for delivery over a period of 15 years. On March 31, 2002, based on spot prices of $303 per ounce for gold and $4.69 per ounce for silver, the mark-to-market value of Placer Dome's precious metals sales program was approximately $235 million, a decrease of $255 million from $490 million at the end of 2001 (at spot prices of $277 per ounce for gold and $4.53 per ounce for silver). The amount reflects the value that could have been received from counterparties if the contracts were closed out at the end of the quarter. It is not an estimate of future gains which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price. The period-over-period change in the mark-to-market value of Placer Dome's precious metals sales program is detailed as follows:

	$
Mark-to-market value at December 31, 2001	490
Value realized	(41)
Change in spot price	(182)
Positions added	(7)
Accrued contango	32
Change in volatility, rates	(57)
Mark-to-market value at March 31, 2002	235

For the copper sales and currency derivative programs, had Placer Dome closed out its forward and option contracts on March 31, 2002, the cost would have been approximately $2 million (based on a spot copper price of $0.74 per pound) and $19 million (based on foreign exchange rates of CAD/USD – 1.5935; AUD/USD – 1.8921), respectively.

6. Outlook

Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $180 and $235 per ounce, respectively.

In 2002, Placer Dome's share of capital expenditures are anticipated to be about $160 million, including $52 million at South Deep for the shaft, mill and underground development, $23 million at Porgera for Stage 5 and underground development and $16 million at Cortez for new heap leach infrastructure. Exploration expenditures in 2002 will be approximately $45 million with $23 million allocated to mine sites. Placer Dome also plans to spend approximately $10 million on research, development and technology advancement.

7. Canadian GAAP

The Corporation also prepares a management's discussion and analysis and interim financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as included in note 8 to the unaudited consolidated financial statements.

Notes to the Production and Operating Summary on page 6:

(1) Figures represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. "Consolidated operating earnings", (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars

(2) Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

	For the three months ended March 31	
	2002 $/oz	**2001 $/oz**
Direct mining expenses	157	180
Stripping and mine development adjustment [i]	3	-
Third party smelting, refining and transportation	1	1
By-product credits	(1)	(1)
Cash operating costs	160	180
Royalties	10	3
Production taxes	3	2
Total cash costs	173	185
Depreciation	46	42
Depletion and amortization [i]	8	10
Reclamation and mine closure	4	7
Total production costs	231	244

(i) Effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. Prior year's cash production costs have been restated for comparative purposes. The mines that were impacted by this change are the following with their first quarter 2001 deferred stripping cost per ounce as indicated: Bald Mountain ($37/oz), Cortez ($65/oz), Golden Sunlight ($22/oz), Porgera ($32/oz) and La Coipa ($5/oz).

(3) On April 11, 2002, Placer Dome's wholly owned subsidiary, Placer Dome (CLA) Limited signed a letter of understanding with Kinross Gold Corporation ("Kinross") to form a joint that would combine the operations of Dome Mine with certain operations of Kinross. See the Financial Results of Operations section, under Canada, of the Management's Discussion & Analysis for more information.

(4) For the three months ended March 31, 2002, included in gold production is 15,492 ounces (March 31, 2001 – 22,357) related to the sale of carbonaceous ore, the effect of which has been excluded from the determination of unit cash and total production costs due to the absence of milling costs.

(5) Production from the Getchell Mine relates to third party ore sale.

(6) Silver is a by-product at the Misima Mine. For the three months ended March 31, 2002, Misima produced 184,000 ounces of silver and 108,000 ounces for the prior year period. Mining was completed at Misima in May 2001, but processing of stockpiled ore is anticipated to continue into 2004.

(7) The Kidston Mine was closed down in July 2001 due to the depletion of ore.

(8) Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9) Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 35,621 ounces and 39,375 ounces for the three months ended March 31, 2002 and 2001 respectively. At La Coipa, production for silver was 1.0 million ounces for the three months ended March 31, 2002 and 1.4 million ounces for the prior year period

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(millions of United States dollars, except share and per share amounts, U.S. GAAP)
(unaudited)

	For the three months ended March 31	
	2002 **$**	**2001** **$**
Sales (note 3(a))	**303**	341
Cost of sales	**156**	194
Depreciation and depletion	**51**	54
Mine operating earnings (note 3(b))	96	93
General and administrative	**9**	10
Exploration	**7**	8
Technology, resource development and other	**8**	10
Operating earnings	72	65
Non-hedge derivative gains (losses)	**3**	(28)
Investment and other business income	**7**	7
Interest and financing expense	**(16)**	(17)
Earnings before taxes and other items	66	27
Income and resource taxes	(23)	(10)
Equity in earnings of associates	**1**	1
Minority interests	**(1)**	(2)
Net earnings	43	16
Comprehensive income	45	17
Per common share		
Net earnings	**0.13**	0.05
Diluted net earnings	**0.13**	0.05
Dividends	**0.05**	0.05
Weighted average number of common shares (millions)		
Basic	**329.3**	327.6
Diluted	**332.3**	327.6

(See accompanying notes to the consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S. GAAP)
(unaudited)

	For the three months ended March 31	
	2002 $	2001 $
Operating activities		
Net earnings	**43**	16
Add (deduct) non-cash items		
Depreciation and depletion	**51**	54
Amortization of stripping (note 2(a))	**9**	16
Unrealized losses (gains) on derivatives	**(6)**	22
Deferred reclamation	**3**	(4)
Deferred income and resource taxes	**23**	(2)
Other items, net	**3**	2
Change in non-cash operating working capital	**(27)**	17
Cash from operations	**99**	121
Investing activities		
Property, plant and equipment	**(30)**	(53)
Short-term investments	**-**	(4)
Disposition of assets	**3**	1
Other, net	**(1)**	-
	(28)	(56)
Financing activities		
Short-term debt	**1**	-
Long-term debt and capital leases	**(33)**	(1)
Common shares issued	**12**	-
Dividends paid		
Common shares	**(16)**	(16)
Minority interest	**-**	(3)
	(36)	(20)
Increase in cash and cash equivalents	**35**	45
Cash and cash equivalents		
Beginning of period	**433**	331
End of period	**468**	376

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)
(unaudited)

ASSETS

	March 31 2002 $	December 31 2001 $
Current assets		
Cash and cash equivalents	**468**	433
Short-term investments	**6**	6
Accounts receivable	**102**	95
Income and resource tax assets	**5**	7
Inventories (note 4)	**169**	160
	750	701
Investments	**60**	58
Other assets (note 5)	**135**	145
Deferred income and resource taxes	**124**	124
Property, plant and equipment	**1,656**	1,683
	2,725	2,711

LIABILITIES AND SHAREHOLDERS' EQUITY

	March 31 2002 $	December 31 2001 $
Current liabilities		
Accounts payable and accrued liabilities	**128**	140
Short-term debt	**3**	2
Income and resource taxes payable	**24**	25
Current portion of long-term debt and capital leases	**3**	35
	158	202
Long-term debt and capital leases	**806**	807
Deferred credits and other liabilities	**178**	179
Deferred income and resource taxes	**185**	167
Minority interests in subsidiaries	**13**	13
Commitments and contingencies (note 6, 7)		
Shareholders' equity	**1,385**	1,343
	2,725	2,711

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(millions of United States dollars, except share amounts, U.S. GAAP)
(unaudited)

	For the three months ended March 31	
	2002 $	2001 $
Common shares [(i)], beginning of period	1,259	1,248
Exercise of options	12	-
Common shares, end of period	1,271	1,248
Unrealized gain on securities, beginning of period	1	1
Holding gains	2	-
Unrealized gain on securities, end of period	3	1
Unrealized hedging, beginning of period	1	-
Holding gains	-	1
Unrealized hedging, end of period	1	1
Cumulative translation adjustment	(50)	(29)
Accumulated other comprehensive income	(46)	(27)
Contributed surplus, opening	57	52
Stock-based compensation	1	-
Contributed surplus, closing	58	52
Retained earnings, beginning of period	75	241
Net income	43	16
Common share dividends	(16)	(16)
Retained earnings, end of period	102	241
Shareholders' equity	1,385	1,514

(i) Preferred shares – unlimited shares authorized, no par value, none issued.
Common shares – unlimited shares authorized, no par value, issued and outstanding at March 31, 2002 - 329,802,290 shares (December 31, 2001-328,608,666 shares).

(see accompanying notes to consolidated financial statements)

PLACER DOME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in millions of United States dollars, U.S. GAAP)

1. The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. For further information, see the Corporation's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Business Report and Annual Information Form/Form 40-F for the year ended December 31, 2001.

   The Corporation also prepares a management's discussion and analysis and consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as included in note 8. The consolidated net earnings under Canadian GAAP were $45 million and $34 million for the first quarter of 2002 and 2001, respectively.

   Certain amounts for 2001 have been reclassified to conform with current year's presentation.

2. Change in Accounting Policies and Recent Accounting Pronouncements

   (a) For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the three months ended March 31, 2001, $16 million was reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings.

   (b) In June 2001, the FASB issued SFAS 142, "*Goodwill and Other Intangible Assets*", which requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 was adopted on January 1, 2002, and it did not have an impact on Placer Dome's financial position and results of operations.

   In August 2001, the FASB issued SFAS 144, "*Accounting for the Impairment or Disposal of Long-lived Assets*". While SFAS 144 supersedes SFAS 121, "*Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of*", it retains the basic principles of SFAS 121 and addresses implementation issues that arose with SFAS 121. SFAS 144 was adopted on January 1, 2002, and it did not have an impact on Placer Dome's financial position and results of operations.

(c) In June 2001, the FASB issued SFAS 143, "*Accounting for Asset Retirement Obligations*". SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which it is incurred. A corresponding increase to the carrying amount of the related asset will generally be recorded and will be depreciated over the life of the asset. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. Placer Dome is currently evaluating the impact of SFAS 143 and will adopt the new policy on January 1, 2003.

3. Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(a) Sales revenue

	Sales by metal segment	
	For the three months ended March 31	
	2002 **$**	2001 $
Gold	**230**	260
Copper	**73**	80
Other	**-**	1
	303	341

(b) Segment profit (loss) and revenue

	Sales		Mine Operating Earnings	
	For the three months ended March 31			
	2002 $	2001 $	2002 $	2001 $
Canada				
Campbell	**15**	15	**2**	(2)
Dome	**17**	25	**(1)**	(1)
Musselwhite	**11**	13	**1**	-
	43	53	**2**	(3)
United States				
Bald Mountain	**10**	7	**2**	(3)
Cortez	**50**	46	**20**	21
Getchell	**7**	-	**-**	-
Golden Sunlight	**7**	15	**-**	2
	74	68	**22**	20
Papua New Guinea				
Misima	**11**	15	**3**	2
Porgera	**27**	25	**2**	-
	38	40	**5**	2
Australia				
Granny Smith	**21**	20	**11**	3
Kidston (i)	**-**	19	**-**	1
Osborne	**17**	20	**3**	3
	38	59	**14**	7
Chile				
Zaldivar	**58**	62	**13**	18
South Africa				
South Deep	**12**	10	**3**	1
Metal hedging revenue realized	**40**	49	**40**	49
Other	**-**	-	**(3)**	(1)
	303	341	**96**	93

(i) The Kidston Mine was closed in July 2001 due to the depletion of ore.

4. Inventories comprise the following:

	March 31 2002 $	December 31 2001 $
Product inventories	**18**	21
Metal in circuit	**87**	80
Ore stockpiles	**54**	61
Materials and supplies	**45**	44
	204	206
Long-term portion of ore stockpiles	**(35)**	(46)
Inventories	**169**	160

5. Other assets consist of the following:

	March 31 2002 $	December 31 2001 $
Sale agreement receivable [(i)]	77	75
Ore stockpiles (note 4)	54	61
Other	32	33
	163	169
Current portion of other assets	(28)	(24)
	135	145

(i) In December 2000, Compañía Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

6. Consolidated Metals Sales and Currency Programs

At March 31, 2002, based on the spot prices of $303 per ounce for gold, $4.69 per ounce for silver and $0.74 per pound for copper, the mark-to-market values of Placer Dome's precious metals and copper sales programs were approximately $235 million and $(2) million, respectively. For the currency program, if Placer Dome closed out its currency forward and option contracts on March 31, 2002, the cost would have been approximately $19 million (based on foreign exchanges rates of C$/US$1.5935 and A$/US$1.8921), all of which has been recognized through earnings or other comprehensive income.

At March 31, 2002, Placer Dome's consolidated metals sales program consists of:

	2002	2003	2004	2005	2006	2007	2008+	Total
Gold (000's ounces):								
Fixed forward contracts								
Amount	888	545	420	672	498	230	375	3,628
Average price (i) ($/oz.)	386	430	416	352	336	352	388	381
Fixed interest floating lease rate contracts								
Amount	-	25	135	148	317	517	2,259	3,401
Average price (i) ($/oz.)	-	335	341	483	427	443	479	463
Call options sold and cap agreements (ii)								
Amount	562	910	490	230	180	100	200	2,672
Average price ($/oz.)	334	351	348	365	359	367	394	353
Call options purchased (iii)								
Amount	610	445	-	-	-	-	-	1,055
Average price ($/oz.)	427	450	-	-	-	-	-	437
Total committed								
Amount	840	1,035	1,045	1,050	995	847	2,834	8,646
Put options purchased (ii)								
Amount	425	635	240	-	-	-	-	1,300
Average price ($/oz.)	290	301	300	-	-	-	-	297
Put options sold								
Amount	1,040	835	395	80	80	-	-	2,430
Average price	271	270	266	250	250	-	-	268
Silver (000's ounces):								
Fixed forward contracts								
Amount	1,650	1,400	-	-	-	-	-	3,050
Average price (i) ($/oz.)	5.57	5.61	-	-	-	-	-	5.59
Call options sold								
Amount	750	-	-	-	-	-	-	750
Average price ($/oz.)	7.95	-	-	-	-	-	-	7.95
Total committed								
Amount	2,400	1,400	-	-	-	-	-	3,800
Put options purchased (ii)								
Amount	2,000	-	-	-	-	-	-	2,000
Average price ($/oz.)	5.44	-	-	-	-	-	-	5.44
Copper (millions of pounds):								
Fixed forward contracts								
Amount	42.4	-	-	-	-	-	-	42.4
Average price ($/lb.)	0.73	-	-	-	-	-	-	0.73
Call options sold								
Amount	23.1	-	-	-	-	-	-	23.1
Average price ($/lb.)	0.73	-	-	-	-	-	-	0.73
Total committed								
Amount	65.5	-	-	-	-	-	-	65.5
Put options sold								
Amount	19.8	-	-	-	-	-	-	19.8
Average price ($/lb.)	0.64	-	-	-	-	-	-	0.64

(i) Forward sales contracts include:
   a) Fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.
   b) Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options, representing approximately 9% of 2003 production, can be extended to 2004 at the counterparty's option. The option expires before December 31, 2002.

(iii) All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument has the same economic substance as a purchased put option. However, the separate instruments may involve more than one, and different, counterparties.

Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases.

Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option.

Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract.

Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option.

At March 31, 2002, Placer Dome's consolidated foreign currency program consists of:

	Maturity Period (to the year)	Quantity (millions of US$)	Average Price (per US$)
Canadian dollars			
Fixed forward contracts	2003	$18	$1.5157
Put options sold	2003	$30	$1.5642
Total committed dollars		$48	$1.5458
Call options purchased	2003	$30	$1.4966
Australian dollars			
Fixed forward contracts	2006	$117	$1.9577
Put options sold	2004	$77	$1.5058
Total committed dollars		$194	$1.7793
Call options purchased	2004	$130	$1.3933

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

7. Commitments and Contingencies

(a) At March 31, 2002, Placer Dome has outstanding commitments aggregating approximately $10 million under capital expenditure programs.

(b) The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued on June 29, 1998. The lawsuit alleges that the expansion approval by DEQ violates certain Montana regulations and the Montana Constitution because the permit conditions do not include more stringent reclamation requirements, primarily the partial backfilling of the open pit. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the "Legislature") held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. During that time, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, as well as a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act violates the Montana Constitution as it eliminates an effective reclamation tool. The court also ruled that the Golden Sunlight Mine has the right to present its concerns as to the unsuitability of backfill to the DEQ. Mining in accordance with the permit is expected to continue during these proceedings.

(c) In addition to the above, reference is made to note 18 to the 2001 Consolidated Financial Statements included in the Annual Business Report and Annual Information Form/Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated based on management's assessment of the risks.

8. Canadian Generally Accepted Accounting Principles

The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission ("U.S. GAAP") which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"). Some of the significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

(i) The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis, whereas under Canadian GAAP the investment is proportionately consolidated.

(ii) Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which follow the same accounting as U.S. GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

(iii) Preferred Securities, under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus.

In addition to the above, reference is made to note 20 to the 2001 Consolidated Financial Statements included in the Annual Business Report and Annual Information Form/Form 40-F. Had Placer Dome followed Canadian GAAP, the Management's Discussion and Analysis, the Consolidated Statement of Earnings, Retained Earnings, Cash Flows and Balance Sheets would have been as follows:

(a) Management's Discussion and Analysis

	For the three months ended March 31	
	2002	**2001**
Financial ($ millions)		
Sales	**315**	351
Mine operating earnings		
Gold	**78**	63
Copper	**13**	20
Other	**-**	(1)
	91	82
Net earnings	**45**	34
Cash flow from operations	**101**	126
Production and sales volumes		
Gold (000s ozs)		
Group's share production	**666**	694
Consolidated production	**673**	723
Consolidated sales	**691**	817
Copper (000s lbs)		
Production	**106,481**	99,854
Sales	**109,896**	106,150
Average prices and costs		
Gold ($/oz)		
Group's share price realized	**355**	327
London spot price	**290**	264
Group's share cash cost	**176**	192
Group's share total cost	**238**	258
Copper ($/lb)		
Price realized	**0.71**	0.80
London spot price	**0.71**	0.80
Cash cost	**0.42**	0.45
Total cost	**0.58**	0.61

Consolidated net earnings in accordance with Canadian GAAP for the first quarter of 2002 were $45 million ($0.12 per share after interests on preferred securities), compared with $34 million ($0.09 per share) for the same period in 2001.

Mine operating earnings for the first three months of 2002 were $91 million, an increase of 11% or $9 million over 2001 due to higher contribution from gold.

Gold operating earnings increased by 24% to $78 million in the first quarter of 2002 compared with 2001 due to higher realized prices and lower costs, partially offset by lower sales volume. Gold sales revenue for the quarter was $236 million compared with $264 million in the prior year period, a decline of 11%, reflecting a $28 per ounce increase (or 9%)

in the average realized price offset by a 15% decline in sales volume. The higher sales volume in 2001 reflected a draw-down of inventory whereby sales were 94,000 ounces higher than production in the quarter. Under Placer Dome's precious metals sales program, the Corporation realized an average price of $355 per ounce for gold, a premium of $65 per ounce over the average spot price and contributing $42 million to revenue. Consolidated gold production for the quarter decreased by 7% to 673,000 ounces over the 2001 period. The decrease is primarily due to the closure of the Kidston Mine in July 2001, reduced production from the Golden Sunlight and Misima mines as they approach the end of their mine lives, partially offset by increased production at a number of operations. Placer Dome's share of cash and total production costs per ounce for the period were $176 and $238, respectively, compared with $192 and $258 in the 2001 period. The overall decline in Placer Dome's cash and total production costs is attributed to improved performances at the Granny Smith, South Deep and Campbell mines.

Copper operating earnings of $13 million in the first quarter of 2002 were 35% lower than 2001 due to lower realized prices. Copper sales revenue for the quarter was $73 million compared with $80 million in 2001 reflecting a 4% increase in sales volume partially offset by a 11% decline in the average realized price. Consolidated copper production in the first quarter of 2002 was 106.5 million pounds (48,300 tonnes), up 7% from the prior year period. Placer Dome's share of cash and total production costs per pound of copper for the period were $0.42 and $0.58, respectively, compared with $0.45 and $0.61, respectively, in 2001. The decline in production costs reflects increased production at Zaldívar and improved operating efficiencies at Osborne.

Expenses and other income

Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $24 million in the first quarter of 2002, a decline of 14% from $28 million in the year-earlier period. During the quarter, Placer Dome completed a Special Lease Agreement with the Government of the Dominican Republic to develop the Pueblo Viejo gold project. The agreement is now awaiting approval by the Dominican Congress.

Investment and other business income in the first three months of 2002 were $7 million compared with $5 million in the year-earlier period.

Interest and financing expenses were $11 million and $12 million in the first quarter of 2002 and 2001, respectively. In addition, there was $2 million of interest capitalized in the current quarter and $1 million in the prior year period.

Excluding the impact of certain unusual tax adjustments, the effective tax rates on pre-tax accounting earnings were 21% and 23% for the first three months of 2002 and 2001, respectively. The decline in the effective tax rate reflects, in part, tax rate reductions in a number of jurisdictions where Placer Dome's operations are located.

Financial Condition, Liquidity and Capital Resources

Cash flow from operations decreased by $25 million to $101 million in the first quarter of 2002 compared with the corresponding period in 2001. The decrease of 20% primarily reflects higher cash earnings offset by an increase in the investment in non-cash working capital. The net increase in non-cash working capital in 2002 primarily reflects a build-up of product inventory as well as movements in receivables and payables due to the timing of sales, receipts and payments. Also in 2001, there was a significant draw-down in inventory with sales being 94,000 ounces higher than production in the quarter.

Expenditures on property, plant and equipment in the first three months of 2002 amounted to $31 million, a decrease of $25 million compared with the 2001 period. The expenditures included outlays of $9 million (2001 - $13 million) for Placer Dome's share of development costs at the Porgera and Granny Smith mines and $9 million for the main shaft and underground development at the South Deep Mine (2001 - $8 million).

Consolidated current and long-term debt balances at March 31, 2002 were $553 million, compared with $585 million at December 31, 2001. Financing activities in the first three months of 2002 included long-term debt and capital lease repayments of $33 million (2001 - $1 million), short-term borrowings of $1 million (2001 – nil) and dividend payments of $16 million (2001 - $21 million).

On March 31, 2002, consolidated cash and short-term investments amounted to $476 million, an increase of $36 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $444 million was held by the Corporation and its wholly owned subsidiaries and $32 million by other subsidiaries. Placer Dome also has approximately $723 million of undrawn bank lines of credit available.

(b) Consolidated Financial Statements

	Canadian Basis Consolidated statements of earnings (unaudited)	
	For the three months ended March 31	
	2002 **$**	**2001** **$**
Sales	**315**	351
Cost of sales	**166**	206
Depreciation and depletion	**58**	63
Mine operating earnings	**91**	82
General and administrative	**9**	10
Exploration	**7**	8
Technology, resource development and other	**8**	10
Operating earnings	**67**	54
Investment and other business income	**7**	5
Interest and financing	**(11)**	(12)
Earnings before taxes and other items	**63**	47
Income and resource taxes	**(17)**	(11)
Minority interests	**(1)**	(2)
Net earnings	**45**	34
Net earnings attributable to common shareholders	41	30
Per common share		
Net earnings	**0.12**	0.09
Diluted net earnings	**0.12**	0.09
Dividends	**0.05**	0.05
Weighted average number of common shares outstanding (millions)		
Basic	**329.3**	327.6
Diluted	**332.3**	327.6

	Canadian Basis Consolidated statements of cash flows (unaudited)	
	For the three months ended March 31	
	2002 **$**	**2001** **$**
Operating activities		
Net earnings	**45**	34
Add (deduct) non-cash items		
Depreciation and depletion	**58**	63
Amortization of stripping [(i)]	**9**	16
Deferred reclamation	**3**	(4)
Future income and resource taxes	**16**	(5)
Other items, net	**1**	6
Change in non-cash operating working capital	**(31)**	16
Cash from operations	**101**	126
Investing activities		
Property, plant and equipment	**(31)**	(56)
Short-term investments	**-**	(4)
Disposition of assets	**3**	1
Other, net	**(1)**	-
	(29)	(59)
Financing activities		
Short-term debt	**1**	-
Long-term debt and capital leases	**(33)**	(1)
Common shares issued	**12**	-
Dividends paid		
Common shares	**(16)**	(16)
Preferred securities	**-**	(2)
Minority interest	**-**	(3)
	(36)	(22)
Net increase in cash and cash equivalents	**36**	45
Cash and cash equivalents		
Beginning of period	**434**	331
End of period	**470**	376

	Canadian Basis Consolidated balance sheets (unaudited)	
	March 31 2002 $	**December 31 2001 $**
Assets		
Current assets		
Cash and cash equivalents	**470**	434
Short-term investments	**6**	6
Accounts receivable	**103**	96
Income and resource tax assets	**6**	7
Inventories	**175**	166
	760	709
Other assets	**131**	142
Future income and resource taxes	**124**	124
Property, plant and equipment	**1,757**	1,790
	2,772	2,765
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term debt	**3**	2
Accounts payable and accrued liabilities	**133**	146
Income and resource taxes payable	**24**	25
Current portion of long-term debt and capital leases	**4**	36
	164	209
Long-term debt and capital leases	**546**	547
Deferred credits and other liabilities	**180**	175
Future income and resource taxes	**225**	216
Minority interests in subsidiaries	**13**	13
Shareholders' equity	**1,644**	1,605
	2,772	2,765

	Canadian Basis Consolidated statement of shareholders' equity (unaudited)	
	For the three months ended March 31	
	2002 $	2001 $
Common shares [ii], opening	1,862	1,851
Exercise of options	12	-
Common shares, closing	1,874	1,851
Preferred securities	257	257
Contributed surplus, opening	50	45
Stock-based compensation	1	-
Contributed surplus, closing	51	45
Cumulative translation adjustment	(40)	(40)
Deficit, opening	(524)	(296)
Net income	45	34
Common share dividends	(16)	(16)
Preferred securities dividends	(3)	(3)
Deficit, closing	(498)	(281)
Shareholders' equity	1,644	1,832

(i) For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the three months ended March 31, 2001, $16 million was reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings.

(ii) Preferred shares – unlimited shares authorized, no par value, none issued.
Common shares – unlimited shares authorized, no par value, issued and outstanding at March 31, 2002 - 329,802,290 shares (December 31, 2001 - 328,608,666 shares).

At March 31, 2002, the Corporation had outstanding $185 million 8.625% Series A Preferred Securities and $77 million 8.5% Series B Preferred Securities, due December 31, 2045. The Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the "Maturity Amount"). The Corporation may, at its option, pay the Maturity Amount, by delivering Common Shares in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

Placer Dome has three share option plans, two of which reserve shares of common stock for issuance to employees and directors. At March 31, 2002, there were 10,206,735 vested and 5,985,486 unvested stock options outstanding.

(c) Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(i) Product segments on a Canadian Basis

	Sales by metal segment	
	For the three months ended March 31	
	2002 $	2001 $
Gold	**236**	264
Copper	**73**	80
Silver	**6**	7
	315	351

(ii) Segment profit (loss) on a Canadian Basis

	Sales		Mine Operating Earnings	
	For the three months ended March 31			
	2002 $	2001 $	2002 $	2001 $
U.S. basis (note 3 (b))	**303**	341	**96**	93
La Coipa	**10**	9	**-**	-
Osborne	**-**	-	**(2)**	(3)
Porgera	**-**	-	**(3)**	(4)
Metal hedging revenue realized	**2**	1	**2**	1
Currency hedging revenue realized	**n/a**	n/a	**(2)**	(6)
Other	**-**	-	**1**	1
	315	351	**92**	82

9. Subsequent event

On April 11, 2002, Placer Dome announced that its wholly owned subsidiary, Placer Dome (CLA) Limited ("PDCLA"), has signed a letter of understanding with Kinross Gold Corporation ("Kinross") to form a joint venture that will combine the operations of the Dome Mine and Kinross's Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill. Subject to due diligence, completion of a definitive agreement and the approval of the respective Boards of Directors, Placer Dome will own a 51% interest and Kinross a 49% interest in the joint venture.

Annexure III - Management's Discussion and Analysis of Financial Condition and Results of Operations for 2001

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The Management's discussion and analysis ("MD&A") provides a detailed analysis of Placer Dome's business and compares its 2001 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and its related notes that begin on page 77 of this report. The Corporation prepares and files its consolidated financial statements and MD&A in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A in accordance with Canadian GAAP, in U.S. dollars, are included with the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities.

The MD&A is comprised of seven key sections. The ***Overview*** *provides a high level summary of Placer Dome's financial results, operating performance and financial condition. The* ***Financial Results of Operations*** *section provides a detailed analysis of sales and mine operating earnings, including a review of mine-by-mine gold and copper production, costs and outlook. The* ***Other Income and Expenses*** *section reports on items outside of the mining operations that impact Placer Dome's net earnings (loss) for the year. The* ***Financial Condition and Liquidity*** *section describes Placer Dome's cash position and investing activities, as well as its forward sales and options program for metal sales and foreign currency. In* ***Risks and Uncertainties****, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed. The* ***Markets*** *section discusses the global supply and demand fundamentals impacting the business in the year and in the year ahead. And finally, the* ***Outlook*** *section outlines Placer Dome's 2002 view of production and costs, exploration and development priorities, and earnings sensitivities.*

All amounts are in millions of U.S. dollars, except where otherwise indicated.

	2001	2000	1999
Sales	1,223	1,413	1,162
Mine operating earnings			
Gold	275	360	342
Copper	69	89	(3)
Other	(9)	(8)	-
	335	441	339
Net earnings (loss)	(133)	(92)	35
Cash flow from operations	364	390	346
Gold			
Consolidated production (000s ozs) (i)	2,776	3,024	3,212
Cash cost ($/oz) (i)	158	157	163
Total cost ($/oz) (i)	228	230	233
Consolidated sales (000s ozs)	2,876	3,093	3,192
Price realized ($/oz)	326	346	342
London spot price ($/oz)	271	279	279
Copper			
Consolidated production (000s lbs)	417,160	430,210	109,423
Cash cost ($/lb)	0.44	0.45	0.50
Total cost ($/lb)	0.58	0.64	0.73
Consolidated sales (000s lbs)	420,338	436,645	106,864
Price realized ($/lb)	0.74	0.82	0.71
London spot price ($/lb)	0.72	0.82	0.71

(i) Placer Dome's share of gold production, cash and total production costs were 2,756,000 ozs, $160/oz and $233/oz in 2001, 2,984,000 ozs, $159/oz and $232/oz in 2000, and 3,149,000 ozs, $159/oz and $231/oz in 1999, respectively.

1. OVERVIEW

- Consolidated loss under U.S. GAAP for 2001 was $133 million or $0.41 per share, compared with a loss of $92 million or $0.28 per share in 2000 and net earnings of $35 million or $0.11 per share in 1999. Return on net assets(i) for the year was a loss of 4.2% compared with a loss of 0.5% in 2000 and a return of 6.8% in 1999.

- In 2001, Placer Dome recorded write-downs totalling $301 million. In the third quarter, Placer Dome wrote off and recorded provisions totalling $292 million related to the Getchell project after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset.

- Excluding unusual items, consolidated net earnings were $133 million ($0.41 per share) for 2001, $133 million ($0.41 per share) for 2000 and $103 million ($0.32 per share) for 1999.

	2001 $	2000 $	1999 $
Net earnings (loss)	(133)	(92)	35
Unusual items, net of tax			
Write-downs of mining interests	301	328	40
Kidston cumulative translation gain	(21)	-	-
Gain on sale of Zaldívar water rights	-	(49)	-
Unusual tax adjustments	(27)	(49)	(12)
(Gain) loss on common share investments	-	(8)	19
Unrealized non-hedge derivative losses (gains)	11	(17)	(27)
Merger and restructuring costs	2	3	38
Change in accounting policy	-	17	10
Earnings before unusual items (ii)	133	133	103
Per common share	0.41	0.41	0.32

- Cash flow from operations was $364 million, 7% lower than 2000 and 5% higher than 1999. The Corporation ended the year with $439 million in cash and short-term investments and $844 million in total debt outstanding, compared with $340 million and $878 million, respectively, at the end of 2000.

- Under Placer Dome's precious metals sales program, the Corporation realized an average price of $326 per ounce for gold, a premium of $55 per ounce over the average spot price and contributing $156 million to revenue.

- Consolidated gold production declined by 8% from 2000 levels, with 9 of the eleven consolidated gold mines experiencing lower production. Despite lower production, unit cash cost remained about the same at $158 per ounce due primarily to the favourable impact of weaker local currencies against the U.S. dollar, as well as cost cutting and productivity improvements at a number of the operations. Copper production was down by 3% compared with the prior year due to lower recovery at the Zaldívar Mine.

- Looking ahead, Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $170 and $235 per ounce, respectively. Effective January 1, 2002, Placer Dome will reclassify amortization of deferred stripping costs from non-cash to cash cost, the effect of which will be to increase unit cash cost by approximately $10 per ounce to $180 per ounce, offset by a reduction in unit non-cash cost.

(i) Defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets.

(ii) The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature. This is a non-GAAP earnings measure that does not have any standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other entities.

Quarterly Results

	Quarters Ended (unaudited)				Years Ended
	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
2001					
Sales	$ 341	$ 302	$ 300	$ 280	$ 1,223
Mine operating earnings	93	89	74	79	335
Operating earnings (loss)	65	54	(278)	53	(106)
Net earnings (loss)	16	33	(211)	29	(133)
Net earnings (loss) per common share	0.05	0.10	(0.65)	0.09	(0.41)
2000					
Sales	$ 383	$ 350	$ 343	$ 337	$ 1,413
Mine operating earnings	133	113	104	91	441
Operating earnings	95	(37)	79	(226)	(89)
Net earnings	29	(71)	39	(89)	(92)
Net earnings per common share	0.09	(0.22)	0.12	(0.27)	(0.28)

Canadian GAAP

Disclosure of the differences between accounting principles and practices generally accepted in the U.S. and those generally accepted in Canada ("Canadian basis") is included in note 20 to the consolidated financial statements. Had the consolidated financial statements been prepared on the Canadian basis, the Corporation would have reported a loss of $180 million ($0.59 per share) in 2001 compared with a loss of $347 million ($1.10 per share) in 2000 and net earnings of $55 million ($0.14 per share) in 1999.

2. FINANCIAL RESULTS OF OPERATIONS

PRODUCTION AND OPERATING SUMMARY													
			Actual 2001 and 2000								Estimate 2002		
				Placer Dome's Share									
Mine	Placer Dome's share (% of mine production)		Mine operating earnings [1]	Millfeed (000s tonnes)	Grade (g/t,%)	Recovery (%)	Production (ozs, 000s lbs)	Production % change	Cost per unit [2] ($/oz, $/lb) Cash	Cost per unit [2] ($/oz, $/lb) Total	Production (ozs, 000s lbs)	Cost per unit [2] ($/oz, $/lb) Cash	Cost per unit [2] ($/oz, $/lb) Total
GOLD													
Canada													
Campbell	100%	2001	$ (3)	438	13.3	94.8	178,139	-22%	208	287	181,000	192	276
		2000	$ 12	473	15.7	96.2	229,408		175	237			
Dome	100%	2001	1	4,122	2.6	89.3	302,795	-4%	208	268	300,000	199	264
		2000	4	4,234	2.5	92.3	313,905		205	268			
Musselwhite	68%	2001	1	878	5.9	95.3	158,988	-5%	191	265	158,000	183	260
		2000	7	838	6.5	95.8	166,889		158	231			
United States													
Bald Mountain	100%	2001	(10)	3,777	1.5	65.3	108,393	-19%	230	365	114,000	180	258
		2000	(3)	4,416	1.6	65.9	134,469		221	296			
Cortez [3]	60%	2001	78	2,153	9.0	90.7	712,850	+18%	83	161	602,000	139	188
		2000	92	2,087	9.5	87.9	605,953		60	136			
Getchell [4]	100%	2001	-	-	-	-	3,111		-	-	56,000	-	-
Golden Sunlight	100%	2001	5	2,338	3.2	80.9	195,507	-8%	101	249	127,000	182	211
		2000	4	2,347	3.4	82.0	212,266		103	243			
Papua New Guinea													
Misima [5]	80%	2001	8	4,590	1.0	89.1	133,282	-23%	186	218	117,000	195	217
		2000	(1)	4,869	1.2	90.7	174,210		234	289			
Porgera	50%	2001	8	2,881	4.9	81.6	380,311	-16%	179	250	338,000	245	301
		2000	19	3,011	5.8	78.9	455,217		132	236			
Australia													
Granny Smith	60%	2001	20	2,180	3.3	91.1	208,306	-16%	167	181	248,000	127	169
		2000	24	2,435	3.5	89.7	247,229		207	221			
Kidston	70%	2001	6	2,392	1.4	86.0	103,403	-40%	166	217	-	-	-
		2000	(5)	5,148	1.3	83.1	170,936		221	302			
Osborne [6]	100%	2001	♦	1,487	1.1	80.2	41,706	+21%	♦	♦	33,000	♦	♦
		2000	♦	1,470	0.9	79.3	34,575		♦	♦			
Chile													
La Coipa [7]	50%	2001	(4)	3,174	0.7	82.4	58,425	-23%	204	297	94,000	210	292
		2000	(3)	3,006	0.8	83.4	76,141		226	298			
South Africa													
South Deep	50%	2001	5	678	8.1	97.2	171,126	+5%	196	235	199,000	202	240
		2000	8	609	8.5	97.5	162,628		193	220			
Metals hedging revenue		2001	156										
		2000	199										
TOTAL GOLD [2]		2001	$ 275				2,756,342	-8%	160	233	2,567,000	180	235
		2000	$ 360				2,983,826		159	232			
COPPER													
Osborne [6]	100%	2001	12	1,487	3.5	95.6	108,496	+4%	0.50	0.62	93,400	0.56	0.66
		2000	7	1,470	3.4	96.2	104,519		0.51	0.74			
Zaldívar	100%	2001	50	16,458	1.2	69.6	308,664	-5%	0.42	0.56	327,500	0.44	0.60
		2000	83	16,458	1.2	73.7	325,691		0.41	0.59			
Metals hedging revenue		2001	7										
		2000	(1)										
TOTAL COPPER		2001	$ 69				417,160	-3%	0.44	0.58	420,900	0.47	0.61
		2000	$ 89				430,210		0.45	0.64			
Other		2001	(9)										
		2000	(8)										
CONSOLIDATED MINE OPERATING EARNINGS [1]		2001	$ 335										
		2000	$ 441										

Notes: Refer to page 76 of this report for the notes to the Production and Operating summary. Effective January 1, 2002, Placer Dome will reclassify amortization of deferred stripping costs from non-cash to cash cost in accordance with the Gold Institute's revised disclosure standard. Accordingly, the Estimate 2002 cash and total production costs are based on this new standard. The mines that will be impacted by this change are the following with their 2001 deferred stripping cost per ounce as indicated: Bald Mountain ($50/oz), Cortez ($38/oz), Golden Sunlight ($22/oz), Porgera ($28/oz) and La Coipa ($9/oz).

2001 compared with 2000

Mine operating earnings were $335 million in 2001, 24% lower than 2000 due primarily to lower contribution from gold.

Gold operating earnings declined by 24% in 2001 to $275 million compared with 2000 due primarily to a 13% decline in sales revenue. Gold sales revenue was $927 million in 2001 compared with $1,063 million in the prior year reflecting a 7% decline in sales volume and a $20 per ounce decrease in the average realized price. Consolidated gold production declined by 8% to 2,776,000 ounces compared with the prior year with 9 of the eleven consolidated gold mines experiencing lower production. Consolidated cash and total production costs per ounce for the year were $158 and $228, respectively, compared with $157 and $230, respectively, in 2000. Despite the impact of lower production, unit cash costs in 2001 were substantially the same as last year due primarily to the favourable impact of weaker local currencies against the U.S. dollar, as well as cost cutting and productivity improvements at a number of the operations. For the 12-month period ended December 31, 2001, the Canadian, Australian, Papua New Guinean, Chilean and South African currencies weakened by 6%, 9%, 24%, 15% and 58%, respectively relative to the U.S. dollar.

Copper operating earnings of $69 million in 2001 were 22% lower than 2000 with a 9% improvement in unit total production costs being more than offset by a 15% decline in sales revenue. Copper sales revenue was $291 million compared with $343 million in 2000, reflecting declines of 4% in sales volume and 10% in the average realized price. Consolidated copper production was 417.2 million pounds (189,220 tonnes), 3% down from last year due to lower production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.44 and $0.58, respectively, compared with $0.45 and $0.64, respectively, in 2000. The $0.06 per pound decline in unit total production costs in 2001 reflects lower depreciation charges resulting from the 2000 year-end reserve increase at the Zaldívar Mine and the asset write-down at the Osborne Mine.

Canada

- At the **Campbell Mine**, production in 2001 declined by 22% compared with the prior year due to the impact of the rock burst and seismic activity experienced in 2000, causing the re-sequencing of planned mining areas. Production was also curtailed in the first quarter by a planned 10-day shut down of the mill to replace the ball mill bull gear. In October 2001, a revised mine plan was completed, securing production for Campbell over the next eight years with production averaging about 180,000 ounces for the next three years. Exploration drilling on the DC Zone has returned positive results, and the focus in 2002 will be to convert part of this zone into new reserves which is expected to have a positive impact on Campbell's future mine life and production rate.
- Both the **Dome** and **Campbell** mines have made changes to their operations to reduce costs, resulting in some layoffs and also contractor demobilization at Campbell.
- At the **Musselwhite Mine**, Placer Dome's share of gold production in 2001 was 5% lower than 2000 primarily due to a 9% decline in head grade. In the third quarter, mine production was hampered by the failures of several cement backfill pillars, and production from the affected areas were replaced with lower grade stopes and stockpiled ore. Mine production returned to normal levels by the end of the year. In 2002, unit cash and total production costs are expected to decline with the commissioning of the underground conveyor in the second quarter.

United States

- Placer Dome's share of production from the **Cortez Mine** in 2001 was 18% higher than 2000 due to heap leach production from South Pipeline coming on stream in the second quarter and higher contribution from the sale of carbonaceous ore. Unit cash and total production costs are higher in 2001 due to higher costs associated with South Pipeline and higher amortization related to Pipeline Stage 3 production. In October 2001, the Cortez Joint Venture entered into an agreement with Barrick Goldstrike Mines Inc. ("Barrick") to sell 270,000 tonnes (100% basis) of carbonaceous ore grading approximately 8 grams per tonne, with an option for Barrick to purchase an additional 180,000 tonnes of ore. Ore delivery commenced in the fourth quarter of 2001, concurrent with the completion of the ore sale agreement with Anglo Gold-Meridian's Jerritt Canyon Joint Venture. Gold production in 2002 is expected to be 16% lower than 2001 due to lower grades and lower contribution from carbonaceous ore sales. Cash and total production costs per ounce are expected to rise by about 67% to $139 per ounce and 17% to $188 per ounce, respectively, compared with 2001 due to higher costs associated with South Pipeline. The increase in unit cash cost is also due to the reclassification of deferred stripping amortization expense from non-cash to cash cost (the amount of deferred stripping cost in 2001 was $38 per ounce).
- With **Golden Sunlight** approaching the end of its mine life, gold production in 2001 was 8% lower than 2000. Initially, pit mining was planned for completion in early 2002, but now has been extended to the second quarter of 2003. Milling of stockpiled ore will essentially be completed by mid-2002 when the ramp pit will then go into production. Golden Sunlight has a power contract in place through till the end of its mine life.
- In the third quarter of 2001, Placer Dome wrote off and recorded provisions totalling $292 million related to the **Getchell Mine** after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations. The mine has been put on care and maintenance with a remaining crew of approximately 40 employees. Also, Getchell has entered into an agreement to sell surface stockpiled ore to Newmont for processing at its nearby Twin Creeks facility, which delivery will take place in 2002.

Australia and Papua New Guinea

- At the **Porgera Mine**, Placer Dome's share of production in 2001 was 16% below 2000 levels, though higher than expected, due to the depletion of open pit Stage 3 ore in mid-year and the transition to Stage 4 production. The increase in unit total cost reflects the lower production partially offset by lower depreciation resulting from the write-down recorded in 2000. In 2001, the Porgera Joint Venture approved the development of Stage 5 of the open pit, as well as the re-commencement of underground mining. In 2002, Placer Dome's share of gold production is expected to be around 338,000 ounces, 11% lower than 2001 due to lower grades. Unit cash and total costs in 2002 are expected to rise to $245 and $301 per ounce, respectively. The increase in unit cash cost is due to the reduced production level, as well as the reclassification of deferred stripping amortization expense from non-cash to cash costs (the amount of deferred stripping cost in 2001 was $28 per ounce).
- At the **Granny Smith Mine**, Placer Dome's share of production in 2001 was 16% lower than 2000 due to lower head grade from the Sunrise pit and lower throughput as a result of an increase in ore hardness. Unit production costs have improved by about 18% over 2000 due to cost reduction measures and efficiency improvements made in the year. Development of the Wallaby deposit was ahead of schedule and commenced production in the fourth quarter. In 2002, production is expected to increase by 19% over 2001 levels with higher grade Wallaby deposit reaching full production capacity.
- Mining was completed at the **Misima Mine** on May 26, 2001 and production for the remainder of the year was from the processing of stockpiled ore. Stockpile milling is anticipated to continue into

2004. At Misima, despite a 23% decrease in production, cash and total costs per ounce for the year were 21% and 25% lower than 2000 due to cost control measures undertaken during the wind-up phase and lower depreciation associated with the ceased mining activity.

- Mining at the **Kidston Mine** was completed on June 28, and the end of its life was marked by its last major gold pour on July 11, 2001. The plant and equipment has been sold and reclamation is on-going.

South Africa

- At the **South Deep Mine**, Placer Dome's share of production in 2001 was 5% higher than 2000 due to higher throughput. Despite the increased production and the favourable impact of a weakening Rand relative to the U.S. dollar, unit cash costs were 2% higher than 2000. The higher than expected costs resulted from production in the second quarter being disrupted by a labour dispute that was settled after a 5-day strike, the slower build-up of production from the more efficient trackless areas than originally projected, as well as processing higher throughput at lower grades. A labour contract offer was presented to South Africa's National Union of Mineworkers in July and was accepted by its members in August. This agreement remains in effect until the end of June 2003.
- Work continued on the development of the South Deep Twin Shaft project. Sinking of the vent shaft to its ultimate depth of 2,760 meters was completed in the first quarter of 2001. The vent shaft is currently being used to kibble hoist development waste from the 94 and 100 level. At the end of 2001, the main shaft was at a depth of 2,948 meters and it is expected to reach its ultimate depth of 2,990 meters in the first quarter of 2002. Advance of the shaft slowed through the second quarter of 2001 after encountering a shale sequence. The current plan will see the main shaft completed and commissioned in the second half of 2003 and the vent shaft commissioned by the second half of 2004. Also, construction of the new 7,350 tonnes per day mill commenced in the first quarter of 2001 and is now scheduled for commissioning in the second quarter of 2002. The initial life of mine plan had estimated completion of the project by the end of 2003. However this plan did not contemplate main shaft sinking delays, as a result of poor ground conditions suffered for a period of approximately nine months during 2001, and delays to production build-up caused by logistic bottlenecks on the main 95 level tramming access to the South Deep project. These bottlenecks, resulting from high construction and operations activity, will be significantly reduced when the new South Deep main shaft is commissioned. A new life of mine plan, incorporating the new project completion dates and information on productivity, costs and grade, was initiated in the fourth quarter of 2001 and will be available by mid-2002.
- Gold production in 2002 is expected to be 16% higher than 2001 due to higher throughput resulting from the increased contribution from mechanized mining, though cash cost per ounce is anticipated to be 3% higher. Factors impacting costs during 2002 include higher throughput, lower average grades (15% lower as was anticipated under the current mine plan), as well as higher labour costs. Also in the first quarter of 2002, a review of the organizational structure and business process at South Deep is expected to result in a restructuring.

Chile

- At the **Zaldívar Mine**, copper production in 2001 declined by 5% compared with 2000 due primarily to lower recovery caused by the higher amount of sulphide ore. The final stages of the change over to dynamic stacking/leaching are nearing completion with the commissioning of the bucket wheel reclaim system and associated conveyors in the fourth quarter of 2001. In 2002, production is targeted at 327.5 million pounds (148,550 tonnes), 5% higher than 2001 due to a higher percentage of faster leaching oxide ore and recovery improvements implemented during 2001. Cash and total costs are expected to rise to $0.44 and $0.60 per pound, respectively, due to higher costs and depreciation charges.

2000 compared with 1999

Mine operating earnings were $441 million in 2000, 30% higher than 1999 due primarily to the increase in contribution from copper.

Gold operating earnings in 2000 were 5% higher than 1999 levels due to a $3 per ounce reduction in total unit production costs, partially offset by lower sales revenue. Despite an increase of $4 per ounce in the average realized price, gold revenue declined by 3% in 2000 to $1,063 million due to a 3% decrease in sales volumes reflecting a decrease in the production level. Consolidated gold production declined by 6% from 1999 levels to 3.02 million ounces reflecting the absence of production from the Getchell and Detour Lake mines and lower grades at the Cortez and Granny Smith mines, partially offset by higher production at a number of the operations. Consolidated cash and total production cost for gold decreased to $157 and $230 per ounce, respectively, compared with $163 and $233 per ounce in 1999, reflecting operating efficiencies achieved in the year and weaker local currencies relative to the U.S. dollar.

Copper mine operating earnings were $89 million in 2000 compared with a loss of $3 million in 1999. The increase was due to the contribution of $83 million from the Zaldívar Mine, which became wholly-owned in December 1999 (prior to the acquisition of the remaining interest, the 50%-owned mine was accounted for on an equity basis), as well as higher realized prices and lower production costs. As a result of the Zaldívar acquisition, copper revenue increased to $343 million in 2000 from $61 million in 1999 and consolidated copper production increased to 430.2 million pounds (195,140 tonnes) from 109.4 million pounds (49,630 tonnes). Consolidated cash and total production costs per pound of copper were $0.45 and $0.64, respectively, compared with $0.50 and $0.73, respectively, in 1999.

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce of gold, in accordance with the Gold Institute Standard, are as follow:

	2001 $	2000 $	1999 $
Direct mining expenses	168	167	175
Stripping and mine development adjustment	(17)	(16)	(19)
Third party smelting, refining and transportation costs	1	1	1
By-product credits	(2)	(2)	(2)
Cash operating costs per ounce	150	150	155
Royalties	6	5	5
Production taxes	2	2	3
Total cash costs per ounce	158	157	163
Depreciation	43	36	37
Depletion[i]	19	29	27
Reclamation and mine closure	8	8	6
Total production costs per ounce	228	230	233

(i) Includes the amortization of deferred stripping costs.

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce for gold mine operations have been derived from amounts included in sales revenues, cost of sales and depreciation and depletion in the Consolidated Statements of Earnings as follows:

(in millions of dollars except production and cost per ounce)	2001	2000	1999
Cost of sales related to gold operations	$ 471	$ 497	$ 547
By product credits included in sales revenue	(4)	(6)	(6)
Inventory adjustments	(17)	2	-
Reclamation costs	(25)	(24)	(19)
Other	(5)	(5)	(3)
Production costs for purposes of calculating the cash production cost per ounce	$ 420	$ 464	$ 519
Gold produced (000's ozs.)[i]	2,664	2,950	3,179
Cash production cost per ounce	$ 158	$ 157	$ 163
Depreciation and depletion related to gold operations	$ 163	$ 190	$ 204
Reclamation costs	25	24	19
Non-cash production costs for purposes of calculating the total production cost per ounce	$ 188	$ 214	$ 223
Gold produced (000's ozs.)[i]	2,664	2,950	3,179
Non-cash production cost per ounce	$ 70	$ 73	$ 70
Total production cost per ounce	$ 228	$ 230	$ 233

(i) Excludes production by Osborne as it produces copper concentrate with gold as a by-product, and carbonaceous ore sale from Cortez.

3. OTHER INCOME AND EXPENSES

General and Administrative Expenses

General and administrative expenses were $39 million in 2001, at the same level as 2000 and $4 million lower than 1999.

Exploration Expense

	2001 $	2000 $	1999 $
Minesites	20	16	13
Getchell, Nevada	4	21	13
Donlin Creek, Alaska	-	2	4
Other	20	17	26
	44	56	56

Exploration expense was $44 million in 2001, $12 million lower than 2000 and 1999. Minesite exploration, where the probability of success and benefit is highest, was increased to $20 million in 2001 compared with $16 million and $13 million in 2000 and 1999, respectively.

Technology, Resource Development and Other Expenses

	2001 $	2000 $	1999 $
Getchell standby costs	30	28	15
Technology	7	5	2
Gold marketing	6	3	3
Pueblo Viejo	3	-	-
Las Cristinas standby costs	2	6	5
Aldebar n acquisition, feasibility and holding costs	1	8	14
Other	6	4	4
	55	54	43

Standby costs for Getchell and Las Cristinas relate to ongoing site costs from July 1999, subsequent to the suspension of Getchell's mining operations and Las Cristinas' mine construction. Technology expenditures relate to the research and development for improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. In January 2000, Placer Dome completed the final feasibility study on the Aldebar n property in Chile, and concluded that the project was not economic at current prices. Of the $8 million Aldebar n costs incurred in 2000, $5 million related to the accrual for outstanding commitments to Bema Gold Corporation.

Merger and Restructuring Costs

Merger and Restructuring costs were $2 million in 2001, $4 million in 2000 and $49 million 1999. The amount in 1999 comprised of $18 million ($16 million after tax) related to the merger with Getchell and

$31 million ($22 million after tax) related to downsizing at the corporate and regional offices, the Getchell and South Deep mines and the Las Cristinas project.

Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to estimated fair value is recorded.

Mine asset impairment analyses were performed using a long-term gold price of $275/oz. for 2001, $300/oz. for 2000 and $325/oz. for 1999. For short-lived mines and stockpiled ore, a gold price of $275/oz. was used in 2001 and 2000, and $290/oz. in 1999. In each of the three years, the Corporation determined that write-downs of the carrying values of certain assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

In 2000, a $377 million non-cash charge ($328 million after tax), comprised of $147 million for Porgera, $116 million for Las Cristinas, $66 million for Getchell, $45 million for Osborne and $3 million at Bald Mountain, was recorded. At Porgera, the write-down comprised of reductions to stockpiles ($9 million), capitalized development ($38 million) and the remaining excess purchase price ($100 million) which arose in 1997 with the acquisition of Highlands Gold Limited for the additional 25% interest in the Porgera Mine. The provision at Getchell included a write-down of $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. The provision at Osborne primarily related to capitalized development costs. In the second quarter of 2000, the Corporation wrote off its investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at current or foreseeable gold prices. On July 13, 2001, Placer Dome's wholly owned subsidiary, Placer B-V Limited ("PBV") sold all of its shares of Placer Dome de Venezuela C.A. ("PDV"). PDV held a majority interest in Minera Las Cristinas ("MINCA"), the corporation formed to develop the Las Cristinas property. PBV will retain an interest in the gold and copper revenues generated by the Las Cristinas property and will, under certain circumstances, have the right to re-acquire the shares.

In 1999, the Corporation recorded non-cash write-downs of $46 million. Due to inadequate gold prices, development of Stage 5B at the Golden Sunlight Mine ceased, resulting in the write-off of $27 million of deferred development. In 1999, the Corporation also recorded other non-cash provisions of $19 million, of which $14 million was related to additional provisions for post-closure reclamation for certain of the Corporation's existing and past mining interests. The after-tax cost of the write-downs and provisions totalled $40 million.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the ore, the efficiency of the gold recovery and the ultimate costs to extract and process the ore. Should the gold price fall below the $275 per ounce level over the longer term or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Derivative Gains(Losses)

	2001 $	2000 $	1999 $
Realized non-hedge derivative gains (losses)			
Metals	-	-	14
Currency	(18)	(62)	(8)
Unrealized non-hedge derivative gains (losses)			
Metals	4	14	(10)
Currency	(15)	11	50
	(29)	(37)	46

In 2001 and 2000, Placer Dome realized losses of $18 million and $62 million, respectively, on currency derivatives, primarily on forward purchases of the Australian dollar. The loss reflected a substantial weakening of the Australian and Canadian currencies relative to the U.S. dollar over the period which these instruments were held. The unrealized non-hedge derivative gains (losses) relate to the change in mark-to-market values of foreign currency forward and option contracts and certain metals option contracts.

Investment and Other Business Income

	2001 $	2000 $	1999 $
Interest income	16	18	27
Kidston cumulative translation gain	21	-	-
Gain on sale of water rights and related interest income	6	76	-
Gains on investments and assets	-	9	2
Write-downs on investments in common shares of mining companies	-	-	(19)
Gains on redemption of preferred securities	-	5	2
Other	(1)	14	1
	42	122	13

Despite higher cash and investment balances throughout 2001, interest income was $2 million lower than the prior year due to lower short-term interest rates. The decline in interest income in 2000 from 1999 was due to lower investment balances as a result of the South Deep and Zaldívar acquisitions in April and December 1999, respectively. In the third quarter of 2001, with the shut-down of the Kidston Mine, Placer Dome realized a gain of $21 million on the cumulative translation adjustment on its investment, the amount of which was previously recognized in accumulated other comprehensive income. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. This resulted in a pre-tax gain of $76 million ($49 million after tax) on a discounted basis. In 2000, included in gains on investments and assets was $8 million, recorded in the first quarter, related to the disposal of the Corporation's common share investment in Vengold Inc. Of the $14 million in other income in 2000, $7 million was related to the settlement of a 1993 sale agreement with the Papua New Guinea Government for its acquisition of additional ownership interests in the Porgera Mine.

Interest and Financing Expense

Interest and financing costs were $76 million in 2001 compared with $79 million in 2000 and $82 million in 1999. Of these amounts, $6 million were capitalized in 2001, $4 million in 2000 and $2 million in 1999 in connection with construction projects. The lower level of interest and financing expenses in 2001 reflects the debt repayments made in 2001 and 2000.

Other Items Affecting Earnings

Excluding the impact of mine asset write-downs, the cumulative translation adjustment gain, certain one time tax adjustments, merger and restructuring costs and common share investment adjustments, the effective tax rates were 15% in 2001, 36% in 2000 and 47% in 1999. The lower 2001 tax rate reflects certain favourable tax rulings and settlements. Also, tax rates over the last three years have declined due in part to tax rate reductions in a number of jurisdictions where Placer Dome's operations are located. (See note 8 to the consolidated financial statements for further information).

Equity in earnings of associates represents Placer Dome's equity share in the results of the Zaldivar Mine up until December 13, 1999 when it became a wholly owned subsidiary and La Coipa Mine. Equity in the results of associates was a loss of $1 million in 2001 compared with a loss of $4 million in 2000 and earnings of $23 million in 1999.

Effective January 1, 2000, Placer Dome adopted Staff Accounting Bulletin ("SAB") No. 101 of the U.S. Securities and Exchange Commission which provides guidance on the recognition, presentation, and disclosure of revenues in financial statements. This was applied retroactively from January 1, 2000 with an adjustment totalling $17 million (net of income taxes of $5 million) being recorded in the first quarter of that year. The adjustment resulted from SEC's clarification on its view of when gold is considered to be in a saleable form.

Effective January 1, 1999, Placer Dome adopted AICPA Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). Under SOP 98-5, costs incurred during the start-up phase of a project are expensed as incurred. This was applied prospectively with prior years' adjustments totalling $10 million after-tax recorded in 1999 of which $8 million was related to the Getchell Mine.

4. FINANCIAL CONDITION AND LIQUIDITY

Cash From Operations

Cash flow from operations was $364 million in 2001 compared with $390 million and $346 million in 2000 and 1999, respectively. The decrease of 7% from 2000 primarily reflects lower cash earnings and expenditure of approximately $30 million on reclamation, partially offset by a decrease in the investment in non-cash working capital. The net decline in non-cash working capital primarily reflects a draw-down of product inventory and collection of trade receivables due to the timing of sales and changes in the terms of certain sales contracts. The increase in cash flow from operations of $44 million or 13% in 2000 over 1999 reflects higher cash earnings, partially offset by an increase in the investment in non-cash working capital. Cash flow from operations in 1999 was also negatively impacted by merger and restructuring costs of $49 million.

Investing Activities

Total funds invested in property, plant and equipment over the last three years are detailed below.

	2001 $	2000 $	1999 $
South Deep development	51	43	26
Wallaby development	34	-	-
Zaldívar dynamic pad project	31	5	-
Porgera deferred development	30	26	20
Getchell development	14	32	49
Cortez deferred development	6	21	25
Las Cristinas project	-	-	14
Other	56	62	70
	222	189	204

Development at South Deep primarily related to the main shaft and underground development. Development at Getchell primarily consisted of definition drilling at the Turquoise Ridge and Getchell deposits, as well as development of the main access decline and the hangingwall drifts to access the N Zone. In 2000, investing activities also included sales proceeds of $17 million of which $9 million were related to the disposal of shares of Vengold Inc.

Acquisitions of mining assets in 1999 included the purchase of a 50% joint venture interest in South Deep at a cost of $252 million, the purchase of the remaining 50% interest of Compañia Minera Zaldívar at a cost of $251 million ($209 million net of cash acquired) and a merger with Getchell Gold Corporation through a share exchange of 2.45 Placer Dome Inc. shares for each Getchell share. The merger with Getchell was accounted for as a pooling of interests. Investing activities in 1999 also included the repayment of loans from a joint venture partner ($20 million) and from Compañia Minera Zald var ($14 million).

Financing Activities

Consolidated short and long-term borrowings were $844 million at December 31, 2001, compared to $878 million at the end of 2000. Financing activities in 2001 included debt repayments of $30 million, net captial lease repayments of $6 million and short-term borrowings of $2 million, as well as dividend payments of $38 million. In 2000, the Corporation retired $28 million of long-term debt at a cost of $23 million, made capital lease payments of $8 million, repaid $31 million of short-term debt and paid dividends of $35 million. In 1999, the Corporation assumed $48 million of additional debt through its acquisitions, retired $39 million of long-term debt at a cost of $37 million, repaid $25 million of short-term debt, entered into $3 million of new capital leases and paid dividends of $29 million. In 1999, the Corporation also repaid $10 million of long-term accrued interest on certain debts, the effect of which was reflected within operating activities.

Cash Resources and Liquidity

At December 31, 2001, Placer Dome had cash and short-term investments of $439 million resulting in working capital of $499 million, compared with $340 million and $455 million, respectively, at the beginning of the year. Of Placer Dome's cash and short-term investments, $408 million was held by the Corporation and its wholly-owned subsidiaries and $31 million by other subsidiaries. In September 2001, Placer Dome renewed the 364-day revolving term portion of its credit facilities with an international consortium of banks at an amount of $304 million, a reduction of $46 million from the previous facilities. Including the fully committed facility of $400 million (through to 2005) and other minor lines, Placer Dome had approximately $720 million of undrawn bank lines of credit available at December 31, 2001.

In 2002, the Corporation plans to further reduce its long-term debt by $30 million with the scheduled maturity of a portion of its medium-term notes.

At December 31, 2001, Placer Dome has outstanding commitments aggregating $16 million under capital expenditure programs at the South Deep and Granny Smith mines.

Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the metal counterparty agreements.

Specific limits are set as a declining percentage of planned production in each of the next 15 years. These limits are set out in policies approved by the Board of Directors. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 29%, 76% and 20%, and put options represent approximately 33%, 51% and 7% of 2002 projected gold, silver and copper production, respectively.

On January 1, 2001, Placer Dome adopted U.S. Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments. The standards require recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instrument and whether it qualifies for hedge accounting as defined in SFAS 133 and 138 (note 2 (a)).

Precious Metals

At December 31, 2001, Placer Dome has committed a total of 7.92 million ounces under its gold sales program, or approximately 18% of reserves, at an average price of $400 per ounce for delivery over a period of 13 years. The consolidated precious metal sales program consisted of the following (see note 17 of the consolidated financial statements for detailed allocations):

	Quantity **(millions of ozs.)**	***Average Price*** **($/oz.)**
Gold		
Fixed forward and fixed interest floating lease rate contracts	7.03	$ 415
Call options sold and cap agreements	1.74	$ 357
Call options purchased	0.85	$ 437
Total committed ounces	7.92	
Put options purchased	0.24	$ 295
Put options sold	0.54	$ 263
Silver		
Fixed forward contracts	3.10	$ 5.57
Call options sold	1.70	$ 7.44
Total committed ounces	4.80	
Put options purchased	2.95	$ 5.49

On December 31, 2001 based on the spot gold price of $277 per ounce and a spot silver price of $4.53 per ounce, the mark-to-market value of Placer Dome's precious metals sales program was approximately $490 million. The amount reflects the value that could have been received from counterparties if the contracts were closed out at year end and is not an estimate of future gains which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The year-over-year change in the mark-to-market value of Placer Dome's precious metals sales program is detailed as follows:

	$
Mark-to-market value at December 31, 2000	497
Value realized	(156)
Change in spot price	(26)
Positions added	18
Accrued contango	124
Change in volatility, rates	33
Mark-to-market value at December 31, 2001	490

Copper

At December 31, 2001, Placer Dome's copper sales program consisted of the following for delivery over the next 12 months (see note 17 of the consolidated financial statements for detailed allocations).

	Quantity (millions of lbs)	*Average Price* ($/lb)
Copper		
Forward contracts	56.2	$ 0.70
Call options sold	32.0	$ 0.73
Total committed pounds	88.2	$ 0.71
Put options sold	28.7	$ 0.64

The mark-to-market value of the copper sales program on December 31, 2001 was approximately $0.6 million based on a spot copper price of $0.66 per pound.

Currencies

As at December 31, 2001, Placer Dome's currency forward and option contracts consisted of the following for delivery over the next 5 years (see note 17 of the consolidated financial statements for detailed allocations).

	Quantity (millions of US$)	**Average Price (per US$)**
Canadian dollars		
Fixed forward contracts	$22	$1.5140
Put options sold	$36	$1.5572
Total committed dollars	$58	$1.5402
Call options purchased	$34	$1.4935
Australian dollars		
Fixed forward contracts	$126	$1.9531
Put options sold	$84	$1.4997
Total committed dollars	$210	$1.7718
Call options purchased	$144	$1.3912

At December 31, 2001, if Placer Dome closed out its currency derivative program, the cost would have been approximately $26 million (based on foreign exchange rates of CAD/USD – 1.5926; AUD/USD – 1.9554).

5. RISKS AND UNCERTAINTIES

Placer Dome's profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also exists to fluctuations in currency exchange rates, political risk and varying levels of taxation. Global primary gold production is lower than primary gold demand. However, due to the substantial above ground stocks of gold, the price of gold is determined primarily by the mobilization of these stocks, approximately 25% of which are held by central banks and International Monetary Fund ("IMF"). Accordingly the price of gold is exposed to the risk of decline should above ground stocks, either through selling or lending gold come into the market. Inflation has not had any material adverse impact on Placer Dome's operations over the last three years.

Placer Dome seeks to manage certain of the exposures through its currency and commodity risk management programs, and by maintaining appropriate liquidity and a conservative level of debt. Placer Dome also manages risks through its global geographic diversification and a decentralized management structure whereby regional management focuses on local and regional issues. Placer Dome manages its exposure to political risk in many ways including social and economic programs in host countries, the purchase of political risk insurance, and, in some cases, through project financing. In 1998, Placer Dome obtained political risk insurance coverage with a consortium of international insurers for its investments in developing countries around the world. The policy provides Placer Dome an aggregate coverage of $400 million for political risk over a five-year term to 2003. Placer Dome is also subject to significant taxes and organizes its business to minimize its tax liability over the long-term.

Placer Dome competes with other mining companies for mining claims and leases on exploration properties and the acquisition of gold mining assets. Placer Dome undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Environmental laws and regulations are continually evolving in all regions in which Placer Dome conducts its activities. Placer Dome has a policy of sustainable development that establishes guiding principles for the actions of Placer Dome and its employees in the areas of corporate commitment, public responsibility, social progress, environmental stewardship and economic benefits. The Corporation is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. As at December 31, 2001, Placer Dome has estimated its share of reclamation and other post-closure obligations to be incurred for existing and past mining interests to be $236 million. This is a reduction from the estimate of $250 million in the prior year due to the spending of approximately $30 million on reclamation and post-closure costs in 2001, offset by increases in closure estimates at a number of mine sites. The aggregate accrued obligation as at December 31, 2001 was $130 million. Over the next 3 years, Placer Dome anticipates it will spend approximately $17 million on reclamation and closure at the Golden Sunlight, Misima and Kidston mines, which amount has been fully provided for.

In the U.S., much of the Corporation's reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There have been numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. These include the issuance, on November 21, 2000 by the U.S. Department of Interior, of a final rule that took effect on January 20, 2001 amending the 43 C.F.R. Subpart 3809 regulations which govern reviews and approvals of mining plans of operations. On October 30, 2001, the BLM issued further revisions to the 3809 regulations which removed many of the most burdensome provisions and performance standards from the November 21, 2000 rule. The latest revised regulations are currently the subject of a lawsuit filed by environmental groups in the U.S. District Court for the District of Columbia. Placer Dome continues to formulate strategies and alternatives to respond to the potential adverse impact of these regulatory developments. (See note 18(d) of the consolidated financial statements for further information)

The Corporation's share of proven and probable reserves at year-end 2001, calculated using an appropriate cut-off grade associated with an average long-term gold price of $275 per ounce, was estimated to be 44.5 million ounces of gold. The Corporation maintains an equity interest or back-in right in certain advanced exploration projects that may, under conditions of higher metal prices or through the advancement of certain technologies, contain measured and indicated resources and provide investment opportunities for the development of mining operations. In certain cases, engineering studies have been completed, establishing the conditions required to cause the reclassification. However, in keeping with the corporation's strategy of maximizing returns on investment, there is no guarantee that any of these projects will be developed even if the condition requirements are met. Projects included in this category are Mt. Milligan and Aldebaran (in the case of an equity interest) and Donlin Creek and Las Cristinas (in the case of a back-in right).

For other discussions on commitments and contingencies, see note 18 of the consolidated financial statements.

6. MARKETS

Gold

In reviewing the gold market in 2001, it is inevitable that many have focused on the aftermath of September 11th. The attacks resulted in a sharp rally with prices up more than $20 per ounce in five (trading) days, but there the upward move ended, making the rise smaller than the increase seen during the May 2001 rally. Considering how momentous September's events were, the rise and subsequent retracement could well be described as disappointing.

A key factor to the September rally's limited scale and lack of sustainability was the weakness of the investment response. There was some physical investment such as Japanese bar hoarding or US coin purchases, and fund activity could have been greater if they had not already been maintaining long positions but overall interest was limited. This occurred despite more favourable circumstances such as falling interest rates and greater political and economic uncertainties.

The failure of investment to lift prices suggests other factors were at work, keeping the market quite narrowly confined to a rough $260-$280 per ounce range. It is perhaps this range, rather than the twin peaks of 2001, which should be viewed as the year's main price feature. Investment was undermined by another demand side factor, the slump in fabrication, itself a result of the slowdown in the world economy. The September 11th attacks exacerbated the slowdown but their significance here can be overstated. Economic prospects were worsening beforehand and the attacks' direct effects beyond the US economy may not be great.

The resilience of this price equilibrium is partly explained by an ongoing change within jewellery demand, the developing world's growing share of jewellery consumption (this share has risen from around 50% to more than 60% over the past decade). This is important as demand in these countries is more price elastic than in the industrialized world.

The growing importance of these countries in providing a cap and a floor to prices has been further enhanced by a supply side development, the growing integration of domestic scrap markets and international bullion markets. Countries such as Thailand or Saudi Arabia have always shown a link between world prices and scrap exports but the sensitivity and speed of response now appear stronger and swifter than before. Upside breakouts therefore seem to get quickly knocked back by surging scrap and weak fabrication whilst dips below $260 per ounce have seen demand pick up and scrap volumes ease.

The range has also held firm because of the lack of other supply side factors. Central bank selling, for example, was, as expected, essentially unaltered year-on-year. The predictability of these sales is of significant importance. The 400 tonnes a year from the Central Bank Gold Agreement (CBGA) countries is already factored into the $260-$280 per ounce range. Only major deviations from this pace of selling will bring about a price shift. In 2001, however, other countries' central banks did not sell sufficient additional quantities of gold to bring about a breakout to the downside.

The change in mine output in 2001 is estimated to be less than a 1% increase. This gain was countered by producer hedging, which saw a net contraction of over 100 tonnes. The support prices got from this, however, was less than might have been expected since it is thought the majority of this fall involved delivery into contracts rather than actual buy backs. There was still one instance when hedging was price significant, the May price spike, which was to some extent a result of rumours that a hedge position was about to be closed out. The decline in hedging this year was part driven by the fall in the contango making forward sales less attractive. The South African and Australian producers did not put on further hedges given the fall in their currencies against the US dollar, which often pushed hedge books (and for the latter, currency books as well) into negative mark-to-market.

The slump in the rand and the sizeable fall in the Australian dollar also explain much of this year's substantial rise in the global production weighted price. The overall impact of currency fluctuations was not that different to 2000 as both years saw intra-year rises in the trade-weighted US dollar of just under 9%.

The effect of dollar gains was part mitigated by a general unwillingness to sell gold, due to such factors as a less certain political and economic environment on top of the fall in forward prices. (Lease rate annual averages were higher than in 2000 but that was due to volatility in March/April last year and to the rates in 2000 being historically low.)

Silver

In 2001, silver price fell to an eight-year low of $4.37 per ounce, a decline of nearly 12% year-on-year. The main reason for this was the weakness of industrial demand, in particular from the electronics sector. Supply side factors were less of an issue in exerting downward pressure on the silver price. Silver supply from nearly all of the main components appears to have fallen, including scrap supply, net official sector sales and disinvestment. Only mine production is estimated to have risen in 2001, by just over 1%.

Total fabrication demand is estimated to have fallen in 2001 by nearly 8% from last year. As noted above, lower industrial demand for silver accounted for much of the fall (which is estimated to have declined by over 20% from the record level set in 2000). The sharpest fall in silver demand was in electronics, where raw material requirements slumped, in particular in the telecommunications industry. However, silver demand from the computer-hardware sector was also sharply lower last year. Photographic uses of silver are likely to have declined in 2001, although far more modestly. A combination of weak final consumer demand and high raw material inventories, and to a lesser extent, the increasing popularity of digital technology, pushed demand lower. In contrast, jewelry & silverware demand is predicted to have risen last year, largely as a result of the strength of Indian demand prior to September.

Turning to the supply side Chinese government silver sales remained at high level although supply from this quarter was below the levels reached in 1999 and 2000. Similarly, even though mine production is thought to have risen last year, the increase is expected to be just over 1%; stronger by-product output from Kazakhstan, Peru and Mexico compensated for lower primary production in the United States. In contrast, scrap supply is estimated to have been marginally lower, due to weaker silver price in most currencies.

Finally, and in contrast to 2000, private sector disinvestment appears to have virtually dried up in 2001. This highlights how the weakness in the silver price was largely due to demand side factors.

Copper

Copper prices continued to move downward from the first of the year until early November where a sharp retracement occurred. Conversely, stocks in registered warehouses continued to climb throughout 2001 ending at its peak at year-end.

Copper prices started the year at 82.9 cents per pound and peaked at 83.3 cents in January. From there, the trend was down until the bottom was seen in early November at 59.8 cents. A sharp rally ensued to take the price to 69.9 cents before closing the year at 66.3 cents.

Market inventories started the year at 357,000 metric tonnes ("mt") and declined through the spring to 325,000 mt before closing the year at 800,000 mt. A rapid increase in metal was evidenced during the summer months due to manufacturing slowdowns. Inventory levels increased throughout the second half of the year as demand slackened considerably.

The copper price was a reflection of a weakening global economy. Global economic growth appeared to decline in late 2000 and continued into 2001. The U.S. Federal Reserve started the year with a surprise interest rate cut and followed that with ten more cuts to lower the Federal Funds rate from 6.50% to 1.75% in an attempt to mitigate the effects of a slowing U.S. economy. Other central banks worldwide followed the U.S. Federal Reserve's lead in an attempt to support their own domestic economies. Despite this monetary stimulus and other fiscal stimulus in the form of tax cuts, the economy continued to struggle. The September 11th tragedy and subsequent events only shook confidence further and helped accelerate numerous negative events such as job cuts and corporate write-offs. China was the sole bright light, as copper demand remained strong. The Chinese continued their aggressive infrastructure expansion and as such were net importers through the year.

7. OUTLOOK

Overview

Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $170 and $235 per ounce, respectively. Effective January 1, 2002, Placer Dome will reclassify amortization of deferred stripping costs from non-cash to cash cost, the effect of which will be to increase unit cash cost by approximately $10 per ounce to $180 per ounce, offset by a reduction in unit non-cash cost. (Also refer to the Financial Results of Operations section of the MD&A for the 2002 mine-by-mine outlook).

In 2002, Placer Dome's share of capital expenditures are anticipated to be about $160 million, including $52 million at South Deep for the shaft, mill and underground development, $23 million at Porgera for Stage 5 and underground development and $16 million at Cortez for new heap leach infrastructure. Exploration expenditures in 2002 will be approximately $45 million with $23 million allocated to mine sites. Placer Dome also plans to spend approximately $10 million on research, development and technology advancement.

The sensitivity of annual net earnings to key price increases based on metal prices of $275 per ounce for gold, $4.75 per ounce for silver and $0.70 per pound for copper and projected 2002 sales volumes is estimated as follows:

	Price change $	**Net earnings** (millions of $)	**Earnings per share** $
Gold	25.00/oz.	24	0.07
Silver	0.50/oz.	-	-
Copper	0.05/lb.	12	0.04

Taxation

Placer Dome's profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2002 effective tax rates based on tax laws enacted as at December 31, 2001 for mining earnings in the principal jurisdictions in which operations are located. The summary excludes the additional Canadian taxes payable when certain foreign source mining earnings are remitted to Canada. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the effective overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

	Income tax		Mining tax or royalty		With-holding tax	Effective overall tax rate to Placer Dome	
Canada							
- Ontario	30.3%	(i)	11.9%	(ii)	-	42.2%	
United States							
- Montana	20.0%	(iii)	0.9%		5.0%	24.0%	(iii)
- Nevada	20.0%	(iii)	5.0%		5.0%	24.0%	(iii)
Australia							
- Queensland	30.0%		2.2%	(v)	-	30.0%	(vi)
- Western Australia	30.0%		2.5%	(vii)	-	30.0%	(vi)
Papua New Guinea	30.0%	(iv)	2.0%	(viii)	10.0%	37.0%	(vi)
Chile	16.0%		-		19.0%	35.0%	(ix)
South Africa	41.0%	(x)	-		-	41.0%	

(i) The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the provincial rate, reduced by the resource allowance and manufacturing and processing credit.

(ii) The effective Ontario mining tax rate includes the processing allowance. The statutory mining tax rate was reduced to 14% effective January 1, 2002, and will be further reduced to 12% for 2003, and 10% for 2004.

(iii) U.S. Federal Alternative Minimum Tax rate, which is generally relevant for U.S. mining companies. The effective rate for Nevada and Montana does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. No Montana state income tax has been included in the effective income tax rate as a result of sufficient tax losses in this state which offset projected income from that state.

(iv) Excludes any Additional Profits Tax that might become payable.

(v) Royalty on revenue received, less an allowance for freight and insurance. The royalty rate varies based on gold and copper prices and the U.S. to Australian dollar exchange rate. During 2001, it varied from 1.8% to 2.5%.

(vi) The effective tax rate excludes the royalty that is imposed on metal sold.

(vii) A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged on gold produced in that particular quarter is 1.25%.

(viii) Gross sales tax on metal sold. The 2% is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax ("VAT") purposes and to compensate the government for the loss of customs duty revenue. Announced within the 2002 National Budget, the 4% levy will be reduced to 3% effective January 1, 2002, and further reduced to 2% for 2003, 1% for 2004, and completely phased out for 2005 and thereafter.

(ix) The First Category Tax increased from 15% to 16% effective January 1, 2002 and will increase to 16.5% for 2003 and to 17% for 2004 and thereafter. The Second Category Tax is withheld upon the repatriation of earnings from Chile, and decreases to 19% effective January 1, 2002, and will decrease to 18.5% for 2003 and to 18% for 2004 and thereafter. The net effect of these changes continues to provide an overall effective corporate tax rate of 35%.

(x) Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax ("STC") and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep Mine.

Notes to the Production and Operating Summary on page 56:

(1) Figures represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. "Consolidated operating earnings", (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sale, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars.

(2) Calculated in accordance with the Gold Institute Standard. Total cash production costs includes direct mining expenses, stripping and mine development adjustments, third party smelting, refining and transportation costs, by-product credits, royalties and production taxes. Total production costs comprises total cash production cost plus depreciation, depletion and reclamation provisions.

(3) In 2001, included in gold production is 66,763 ounces (2000 - 43,787 ounces) related to the sale of carbonaceous ore, the effect of which has been excluded from the determination of unit cash and total production costs.

(4) Production from the Getchell Mine relates to third party ore sale.

(5) Silver is a by-product at the Misima Mine. At Misima, millfeed, grade, recovery and production for silver were 5,737,000 tonnes, 9.6 grams of silver per tonne, 37.9% and 653,000 ounces, respectively, for 2001, and 6,086,000 tonnes, 9.2 grams of silver per tonne, 42.3% and 770,000 ounces, respectively, for 2000.

(6) Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(7) Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. At La Coipa (50%), millfeed, grade, recovery and production for silver were 3,174,000 tonnes, 90.1 grams of silver per tonne, 65.9% and 6,060,000 ounces, respectively, for 2001 and 3,006,000 tonnes, 89.8 grams of silver per tonne, 63.3% and 5,533,000 ounces, respectively, for 2000.

Annexure IV - Unaudited pro forma financial information - US GAAP

Unaudited pro forma financial information

The following unaudited pro forma financial information has been prepared to assist you in your analysis of the financial effects of the acquisition of AurionGold (the "Transaction"). This information was derived for each of the respective companies from publicly available information.

The information prepared is only a summary and should be read in conjunction with the historical financial statements and related notes contained in the annual reports and other information that Placer Dome and AurionGold (and AurionGold's predecessor companies Delta Gold & Goldfields) have filed with the Securities and Exchange Commission, the Australian Stock Exchange Limited and various securities commissions and similar authorities in Canada.

Several factors should be considered when comparing the historical financial information of Placer Dome and AurionGold (and AurionGold's predecessor companies Delta Gold & Goldfields) to the Unaudited Pro Forma Financial Information, including the following:

- Placer Dome information was derived from its audited financial statements as of and for the year ended 31 December, 2001. Placer Dome's historical information was prepared using accounting principles generally accepted in the United States ("US GAAP") and in United States Dollars ("US$").

- The Unaudited Pro Forma Combined Condensed Balance Sheet dated 31 December 2001 gives effect to the Transaction as if it had occurred on 31 December 2001.

- AurionGold's fiscal year end is 30 June and Placer Dome's fiscal year end is 31 December. The combined company will utilise 31 December as its fiscal year end. Due to the limited nature of publicly available information associated with AurionGold for the period presented in the Unaudited Pro Forma Financial Information, the information presented is in a condensed format.

- Although an Unaudited Pro Forma Combined Condensed Balance Sheet dated 31 December 2001 has been included below, it was not possible to form a Pro Forma Combined Condensed Statement of Earnings for the six or 12 month period ended 31 December 2001 that reflect both Goldfields and Delta Gold's earnings because:

    (i) Delta Gold's earnings for the six month period ended were not released to the ASX, due to the merger with Goldfields; and

(ii) As a result of the merger taking effect on 31 December 2001 AurionGold's Half Yearly Report for the period ended 31 December 2001 included information on the balance sheet of the Goldfields and Delta Gold merged entity, but in relation to financial performance only Goldfields' earnings for this period were disclosed (and not Delta Gold's).

- The Unaudited Pro Forma Financial Information has been prepared to present all companies on a US GAAP basis. The accounting policies of AurionGold are believed to be in line with those of Placer Dome in all material respects, except for differences in each company's respective generally accepted accounting principles basis. Placer Dome's management will continue to evaluate differences in accounting policies in more detail prior to the completion of the Transaction.

- AurionGold's information was compiled from unaudited publicly available information as of 31 December 2001. It should be noted that AurionGold has not provided Placer Dome access to detailed accounting records, nor has AurionGold assisted in preparing reconciliations to US GAAP. AurionGold's publicly available historical financial data is presented in accordance with accounting principles generally accepted in Australia ("Australian GAAP"), which differs in certain material respects from US GAAP. These differences as they relate to AurionGold cannot be fully quantified due to the limited disclosures provided in its publicly available financial information. As a result, Placer Dome has to rely on its best estimates of known differences between Australian and US GAAP in presenting these reconciliations to US GAAP and to US dollars of figures prepared in accordance with Australian GAAP and in Australian Dollars ("A$"). Errors in such estimates may be material.

- Certain line items presented, as reported by AurionGold on its historical balance sheet have been presented to conform to the method of presentation utilised by Placer Dome.

- The exchange rate used by Placer Dome to convert information was A$1.955 to US$1 as of 31 December, 2001.

The Unaudited Pro Forma Financial Information is for illustrative purposes only. If the Transaction had occurred in the past, the combined company's financial position would likely have been different from that presented in the Unaudited Pro Forma Combined Condensed Balance Sheet. Due to the nature of pro forma information, it may not give a true picture of the combined company's financial position. Placer Dome believes that the Unaudited Pro Forma Financial Information may not be indicative of the future financial position of the combined companies.

Acquisition of AurionGold

The following unaudited pro forma combined condensed balance sheets are estimates of the Unaudited Pro Forma Financial Information of Placer Dome as of 31 December 2001 as if the acquisition had occurred on 31 December 2001.

The two Unaudited Combined Condensed Pro Forma Balance Sheets presented are:

- The first balance sheet displays the transactions as if 100% of AurionGold is acquired;
- The second balance sheet displays the transaction as if only 50.1% of AurionGold is acquired.

Placer Dome acquisition of 100% of AurionGold
Unaudited Proforma Combined Condensed Balance Sheet as of 31 December 2001
(in millions of US$, unless as otherwise indicated)

	Placer Dome US $ US GAAP	AurionGold A$ Australian GAAP	AurionGold US$ Australian GAAP	AurionGold US GAAP Adjustments	AurionGold Acquisition Adjustments	Placer Dome & AurionGold Combined
Assets						
Cash and cash equivalents	433	49	25			458
Short-term investments	6	-	-			6
Accounts receivable	95	44	23	(2) (2a)		116
Income and resource tax assets	7	-	-			7
Inventories	160	48	24			184
	701	141	72	(2)		771
Investments	58	25	13			71
Other assets	133	75	38	(7) (2d)		164
Income and resource tax assets	124	24	12	9 (2e)		145
Property plant and equipment	1,683	1,046	535	(31) (2b)	884 (3a)	3,071
	2,699	1,311	670	(31)	884	4,222
Liabilities						
Accounts payable, accrued liabilities and other	140	112	56	3 (2c)	20 (3a)	219
Short-term debt	2	-	-			2
Income and resource tax liabilities	25	1	1			26
Current portion of long term debt	35	11	6			41
	202	124	63	3	20	288
Long term debt	807	232	119			926
Deferred credits and other liabilities	167	279	143	23 (2c)		333
Income and resource taxes	167	79	40	(9) (2e)		198
Minority interests in subsidiaries	13	-	-			13
	1,154	590	302	14		1,470
Shareholders' equity						
Share Capital	1,259	453	232		889 (3a)	2,380
Retained earnings	75	144	73	(48) (2f)	(25) (3a)	75
Accumulated other comprehensive income	(48)	-	-			(48)
Contributed surplus	57	-	-			57
	1,343	597	305	(48)	864	2,464
	2,699	1,311	670	(31)	884	4,222

Placer Dome acquisition of 50.1% of AurionGold
Unaudited Proforma Combined Condensed Balance Sheet as of 31 December 2001
(in millions of US$, unless as otherwise indicated)

	Placer Dome US $ US GAAP	AurionGold A$ Australian GAAP	AurionGold US$ Australian GAAP	AurionGold US GAAP Adjustments	AurionGold Acquisition Adjustments	Placer Dome & AurionGold Combined
Assets						
Cash and cash equivalents	433	49	25			458
Short-term investments	6	-	-			6
Accounts receivable	95	44	23	(2) (2a)		116
Income and resource tax assets	7	-	-			7
Inventories	160	48	24			184
	701	141	72	(2)		771
Investments	58	25	13			71
Other assets	133	75	38	(7) (2d)		164
Income and resource tax assets	124	24	12	9 (2e)		145
Property plant and equipment	1,683	1,046	535	(31) (2b)	646 (3a)	2,833
	2,699	1,311	670	(31)	646	3,984
Liabilities						
Accounts payable, accrued liabilities and other	140	112	56	3 (2c)	20 (3a)	219
Short-term debt	2	-	-			2
Income and resource tax liabilities	25	1	1			26
Current portion of long term debt	35	11	6			41
	202	124	63	3	20	288
Long term debt	807	232	119			926
Deferred credits and other liabilities	167	279	143	23 (2c)		333
Income and resource taxes	167	79	40	(9) (2e)	194 (3a)	392
Minority interests in subsidiaries	13	-	-		128 (3a)	141
	1,154	590	302	14	322	1,792
Shareholders' equity						
Share Capital	1,259	453	232		329 (3a)	1,820
Retained earnings	75	144	73	(48) (2f)	(25) (3a)	75
Accumulated other comprehensive income	(48)	-	-			(48)
Contributed surplus	57	-	-			57
	1,343	597	305	(48)	304	1,904
	2,699	1,311	670	(31)	646	3,984

Notes to Unaudited Pro Forma Financial Information

Note 1 – Basis of Preparation

The Unaudited Pro Forma Combined Condensed Balance Sheets reflect both the acquisition of 100% or 50.1% of AurionGold's shares as a purchase for accounting purposes. Placer Dome estimates that it will issue 77.3 million of its common shares to shareholders of AurionGold to acquire 100% of AurionGold or 38.7 million of its common shares to acquire 50.1% of AurionGold. Placer Dome is offering 17.5 of its common shares for 100 ordinary shares of AurionGold.

The accompanying Unaudited Pro Forma Combined Condensed Balance Sheet as of 31 December, 2001 gives effect to the acquisition of AurionGold as of 31 December, 2001. Placer Dome has converted the unaudited AurionGold financial information to US GAAP and US dollars by estimating the impact of known differences between Australian GAAP and US GAAP without the cooperation of AurionGold management. For this reason, the US GAAP reconciliation does not necessarily incorporate all adjustments that might be necessary to accurately reflect AurionGold on a US GAAP basis. The Unaudited Pro Forma Combined Condensed Balance Sheets does not include all information and notes required by US GAAP for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the annual reports and other information that Placer Dome and AurionGold (and AurionGold's predecessor companies Delta Gold & Goldfields) have filed with the Securities and Exchange Commission, the Australian Stock Exchange Limited and various securities commission and similar authorities in Canada.

Note 2 – US GAAP Adjustments to AurionGold

The following notes set out the basis and assumptions on which the AurionGold Australian GAAP financial statements were adjusted to approximate US GAAP. In addition, some balance sheet items have been reclassified to conform the presentation with that of Placer Dome. Only those items that could be estimated with reasonable certainty have been recorded.

(a) Under US GAAP, refined gold that has not yet been sold must continue to be recorded at its historical cost and revenue recognition is not allowed. As a result, bullion and certain inventory items that were recorded at market value were reduced to approximate cost and an adjustment recorded for the effect on deferred taxes.

(b) US GAAP requires that exploration costs be expensed as incurred, rather than capitalised as allowed under Australian GAAP. As a result, all capitalised exploration costs were removed from the balance sheet (other than the capitalised exploration recorded on the acquisition of Delta Gold by Goldfields) and an adjustment was recorded for the effect on deferred taxes.

(c) Placer Dome has assumed that the derivative instruments owned by AurionGold would not qualify as cash flow hedges under US GAAP. US GAAP provides that the fair value of such "non-qualifying" derivative instruments be recorded as an asset or liability. The most appropriate accounting method under US GAAP for these derivatives can only be finally determined after a detailed review of the contractual terms of each instrument in conjunction with AurionGold's related policies and procedures.

(d) US GAAP does not permit the reversal of impairments recorded against investments. The investment write-up as reported by AurionGold has been reversed to retained earnings.

(e) The deferred income tax effects of the above noted pro forma balance sheet adjustments have been recorded.

(f) The net retained earnings impact related to the above noted pro forma adjustments has been recorded.

Note 3 – Pro Forma Adjustments to Record the acquisition of 100% or 50.1% of AurionGold

The following adjustments have been made to the Unaudited Pro Forma Combined Condensed Balance Sheet at 31 December, 2001 to record the acquisition.

(a) The purchase consideration has been based on Placer Dome acquiring 100% or 50.1% of the AurionGold shares outstanding plus, in the 100% case all options, and in the 50.1% case, 50.1% of all options, based on an exchange ratio of 17.5 Placer Dome shares for 100 shares of AurionGold. The purchase price allocation is preliminary. The final allocations will be determined after closing based on the number of Placer Dome common shares issued under this Offer to acquire AurionGold's outstanding shares and options. The purchase price will be allocated to the actual fair value of current assets, current liabilities, indebtedness, reclamation and remediation liabilities, derivative instruments, marketable securities, identifiable tangible assets (including mineralised deposits) and to the extent necessary, goodwill. These unaudited pro forma combined condensed balance sheets have been prepared assuming that the proposed Australian consolidated tax return rules are enacted in their current draft form and will be effective July 1, 2002.

Therefore it is assumed that the proposed Australian consolidated tax reules will be in place at the time of the actual closing date for the Transaction thereby allowing Placer Dome to obtain full tax basis in the AurionGold assets. On this basis no deferred tax liability has been included in the unaudited pro forma combined condensed balance sheet for the 100% acquisition scenario. In the event that Placer Dome acquires less than 100% of the AurionGold share capital, full tax basis will not be obtained in the AurionGold assets. On this basis a deferred tax liability has been included in the unaudited pro forma combined condensed balance sheet for the 50.1% acquisition scenario.

These rules when enacted, the Australian Tax Office's application of these rules, and their effective date may differ materially from this assumption. Placer Dome is continuing to evaluate all of these items; accordingly, the final purchase price and final tax position may differ in material respects from that presented in the Unaudited Pro Forma Combined Condensed Balance Sheet. The purchase accounting entries are an estimate only and are subject to change.

The following table reflects the estimated purchase accounting allocation for the 100% or 50.1% acquisition scenarios of AurionGold:

	(In millions of US$ except per share price)	
Calculation of preliminary allocation of purchase price:	31 December 2001	31 December 2001
	100%	50.1%
Placer Dome common shares to be issued to AurionGold shareholders (in millions)	77.3	38.7
Placer Dome price per common share (US$)	14.32	14.32
Fair value of Placer Dome common shares issued	1,107	554
Plus-Fair value of AurionGold options to be assumed by Placer Dome	14	7
Plus-Estimated direct acquisition costs incurred by Placer Dome	20	20
Total purchase price	1,141	581
Net book value of assets acquired (including adjustments for US GAAP)	257	129
Excess of purchase price over the net book value of assets purchased	884	452

The purchase price for pro forma purposes has been determined by using the average price of Placer Dome common shares for the two days before the announcement of the Transaction. Such average price was US$14.32. The allocation to the individual mining and exploration properties of the fair value increment can only be undertaken once the acquisition is complete.

In the 50.1% acquisition scenario a further adjustment must be made for the non-deductible excess purchase price. US GAAP requires a deferred tax liability gross up for the difference between the book and tax basis. Based on an assumed 30% tax rate an additional $194 million would be added to property plant and equipment and deferred income taxes.

(b) The pro forma adjustments for the 100% acquisition of AurionGold eliminates the retained earnings, and other items in the equity of AurionGold and records the fair value of common stock consideration issued by Placer Dome.

The pro forma adjustments for the 50.1% acquisition of AurionGold eliminates 50.1% of the retained earnings and other items in the equity of AurionGold records the fair value of common shares issued by Placer Dome and records a minority interest on the Unaudited Pro Forma Combined Condensed Balance Sheet for the 49.9% of AurionGold's equity that was not acquired.

The pro forma combined shareholders' equity reflects the following acquisition scenarios of AurionGold:

	(In millions of US$)	
	31 December 2001	31 December 2001
	100%	50.1%
Shareholders' equity of Placer Dome	1,343	1,343
Fair value of shares issued to acquire AurionGold	1,107	554
Fair value of AurionGold options to be assumed by Placer Dome	14	7
Pro forma shareholders' equity after the acquisition of AurionGold	2,464	1,904